     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM S-11

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     CAPITAL CROSSING PREFERRED CORPORATION
        (Exact name of registrant as specified in governing instruments)

                               101 SUMMER STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 880-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            RICHARD WAYNE, PRESIDENT
                     CAPITAL CROSSING PREFERRED CORPORATION
                               101 SUMMER STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 880-1000

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                       of Registrant's Agent for Service)
                         ------------------------------

                                   COPIES TO:

       WILLIAM P. MAYER, ESQ.               COLLEEN V. COLLINS, ESQ.             RICHARD A. SCHABERG, ESQ.
       ANDREW F. VILES, ESQ.          VICE PRESIDENT AND CORPORATE COUNSEL        THACHER PROFFITT & WOOD
        GOODWIN PROCTER LLP                  CAPITAL CROSSING BANK                1700 PENNSYLVANIA AVENUE
           EXCHANGE PLACE                      101 SUMMER STREET                      N.W., SUITE 800
    BOSTON, MASSACHUSETTS 02109           BOSTON, MASSACHUSETTS 02110              WASHINGTON, D.C. 20006
           (617) 570-1000                        (617) 880-1000                        (202) 347-8400

                         ------------------------------

                  MASSACHUSETTS                                  04-3439366
 (State or other jurisdiction of incorporation)    (I.R.S. Employer Identification Number)

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following effectiveness of this Registration Statement.

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                BEING                                                                  OFFERING             AMOUNT OF
         TITLE OF SECURITIES               AMOUNT BEING       MAXIMUM OFFERING         AGGREGATE          REGISTRATION
              REGISTERED                   REGISTERED(1)     PRICE PER SHARE(2)        PRICE(2)                FEE
Non-cumulative Exchangeable Preferred
  Stock, Series C, par value $.01 per
  share...............................       1,725,000             $10.00             $17,250,000           $4,312.50

(1) Includes 225,000 shares of Series C preferred stock which the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2001

PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     CAPITAL CROSSING PREFERRED CORPORATION

                                1,500,000 SHARES
              % NON-CUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES C
                      LIQUIDATION PREFERENCE $10 PER SHARE
                     EXCHANGEABLE INTO PREFERRED SHARES OF
                             CAPITAL CROSSING BANK

Terms of the Series C preferred shares:

    - Dividends are:

       - payable monthly; and

       - non-cumulative and you will not receive them if they are not declared.

    - Exchangeable for preferred shares of Capital Crossing Bank, or the Bank, the parent of Capital Crossing Preferred, with substantially equivalent terms if the Federal Deposit Insurance Corporation directs only under the following circumstances:

       - the Bank becomes or may in the near term become undercapitalized; or

       - the Bank is placed in conservatorship or receivership.

    - Redeemable at the option of Capital Crossing Preferred on or after
                  , 2006, with the prior consent of the FDIC.

    - Rank senior to our common stock and 8.0% cumulative non-convertible preferred stock, Series B, but equal to our 9.75% non-cumulative exchangeable preferred stock, Series A.

    - Non-voting.

Prior to this offering, there has been no public market for the Series C preferred shares. We have applied for quotation of the Series C preferred
shares, on The Nasdaq National Market under the symbol "      ."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DESCRIPTION OF RISK FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN THESE SECURITIES INCLUDING:

    - The potential exchange of Series C preferred shares for preferred shares of the Bank.

    - Bank regulatory restrictions on the operations and dividends of Capital Crossing Preferred.

    - Dividends are non-cumulative.

    - Capital Crossing Preferred is entirely dependent in its day-to-day operations on the Bank.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE COMMISSIONER OF BANKS OF THE COMMONWEALTH OF MASSACHUSETTS NOR THE FEDERAL DEPOSIT INSURANCE CORPORATION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS OF ANY BANK AND ARE NOT INSURED TO ANY EXTENT BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price.......................................  $           $
Underwriting Discounts and Commissions......................  $           $
Proceeds to Capital Crossing Preferred, before expenses.....  $           $

We have granted the Underwriters a 30-day option to purchase an additional 225,000 Series C preferred shares at the same price and on the same terms, solely to cover over-allotments, if any.

We expect that delivery of the Series C preferred shares will be made to
investors on or about             , 2001.

Ferris, Baker Watts                                                 ADVEST, INC.
      Incorporated

               The date of this prospectus is             , 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................       1

Risk Factors................................................       9

Information Regarding Forward-Looking Statements............      17

Background, Corporate Structure and Benefits to Capital
  Crossing Bank.............................................      18

Use of Proceeds.............................................      20

Dividend Policy.............................................      20

Capitalization..............................................      21

Business....................................................      23

Legal Proceedings...........................................      36

Selected Financial Data.....................................      37

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      38

Security Ownership of Certain Beneficial Owners and
  Management................................................      43

Management..................................................      44

Description of the Series C Preferred Shares................      47

Description of Capital Stock................................      50

Federal Income Tax Consequences.............................      54

ERISA Considerations........................................      66

Information Regarding Capital Crossing Bank.................      69

Underwriting................................................      79

Legal Matters...............................................      80

Independent Auditors........................................      80

Available Information.......................................      81

Index to Financial Statements...............................     F-1

Annex I--Offering Circular for Series D Capital Crossing
  Bank Preferred Shares.....................................    OC-1

                               PROSPECTUS SUMMARY

    BEFORE YOU DECIDE TO INVEST IN THE SERIES C PREFERRED SHARES, YOU SHOULD CAREFULLY READ THE FOLLOWING SUMMARY, TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES CONTAINED ELSEWHERE IN THIS PROSPECTUS, ESPECIALLY THE RISKS OF INVESTING IN THE SERIES C PREFERRED SHARES DISCUSSED UNDER "RISK FACTORS."

                     CAPITAL CROSSING PREFERRED CORPORATION

    GENERAL. We are a Massachusetts corporation incorporated on March 20, 1998 under the name Atlantic Preferred Capital Corporation. In March 2001, we changed our name to Capital Crossing Preferred Corporation. We have been operating and intend to continue to operate as a real estate investment trust, or a REIT, for federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute our earnings to our stockholders and continue to meet a number of other requirements. We are a majority-owned subsidiary of Capital Crossing Bank. Throughout this prospectus, we will refer to Capital Crossing Bank as the "Bank" or "Capital Crossing Bank."

    In February 1999, we completed the sale of 1,416,130 shares of our 9.75% non-cumulative exchangeable preferred stock, Series A, at an offering price of $10 per share. We received net proceeds of $12.6 million from the sale of the
Series A preferred shares. Except for the   % dividend rate, the Series C
preferred shares offered by this prospectus will rank on an equal basis with and have terms that are substantially the same as the terms of the Series A preferred shares.

    Our day-to-day activities and the servicing of our loan portfolio are administered by our sole common stockholder, Capital Crossing Bank. We were formed by the Bank to acquire and hold real estate mortgage assets in a cost-effective manner and to provide the Bank with an additional means of raising capital for federal and state regulatory purposes.

    LOAN PORTFOLIO. To date all of our mortgage assets have been acquired from the Bank. As of December 31, 2000, we held loans acquired from the Bank with gross outstanding principal balances of $178.5 million and a net carrying value of $162.6 million.

    Our loan portfolio at December 31, 2000, consisted primarily of mortgage assets secured by commercial or multi-family properties. Our gross outstanding loans at December 31, 2000, were composed of 55.4% commercial real estate loans, 40.6% multi-family residential mortgage loans, and 3.5% one-to-four family residential mortgage loans, with the remaining 0.5% represented by mortgage loans secured by land, secured commercial loans and other loans. Our commercial real estate loans consist primarily of loans to a wide variety of businesses which are secured by various types of commercial real estate.

    Approximately 89.2% of our portfolio consists of loans purchased by the Bank. The Bank originally purchased these loans consistent with its strategy of identifying and acquiring loans which management of the Bank believes are undervalued. The Bank purchases loans from private sector sellers in the financial services industry, such as banks, including commercial banks, savings banks, thrift institutions and investment banking institutions, or from government agencies. These sellers sell loans for numerous reasons. For example, a seller may sell loans which cannot be included in an investment bank's securitization program such as loans which are a different type or size than those being securitized, or loans with loan-to-value ratios which do not meet the criteria for the securitization program. A seller involved in a consolidation or merger may sell loans to reduce the geographic or business concentration of its overall loan portfolio thereby reducing its potential exposure to adverse conditions in those geographic regions or particular industries. A seller may also sell loans if it holds too many loans of a type which are limited by applicable governmental regulations or internal risk policies, such as limits on the number of commercial real estate loans which tend to have higher credit risk than residential real estate loans. We anticipate that loans we acquire from the Bank will be generally consistent with these overall characteristics.

    The remaining balance of our loan portfolio at December 31, 2000, consisted of loans originated by the Bank. We acquire loans from the Bank at the Bank's net carrying value for such loans.

    Information regarding our loan portfolio at and for the year ended December 31, 2000, is summarized in the table below:

                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Number of loans.............................................              663
Total loans, gross..........................................         $178,455
    Non-amortizing discount.................................           (6,704)
    Amortizing discount.....................................           (5,262)
    Net deferred loan fees..................................              (82)
    Allowance for loan losses...............................           (3,795)
                                                                     --------

        Loans, net..........................................         $162,612
                                                                     ========

Adjustable rate loans to total loans........................             68.2%
Fixed rate loans to total loans.............................             31.8%
Weighted average yield (1)..................................            10.23%
Weighted average note rate (2)..............................             9.25%
Non-performing loans, net, as a percentage of loans, net of
  discount and deferred loan income.........................             0.13%

------------------------

(1) Includes the effect of discount accretion on loans originally purchased by the Bank weighted by outstanding principal balances, net of discounts.

(2) Weighted by outstanding principal balances.

    The table below summarizes the ratio of earnings to fixed charges and preferred stock dividends for us and for the Bank as of December 31, 2000 on an actual basis, and as adjusted to give effect to the offering:

                                                              FOR THE YEAR ENDED DECEMBER 31, 2000
                                                              -------------------------------------
                                                                   ACTUAL            AS ADJUSTED
                                                              -----------------   -----------------
Ratio of earnings to fixed charges and preferred stock
  dividends for Capital Crossing Preferred(1)...............       15.48x                   x
Ratio of earnings to fixed charges and preferred stock
  dividends for the Bank(2).................................        1.40x                   x

------------------------

(1) Capital Crossing Preferred did not have any fixed charges for the year ended December 31, 2000. For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of earnings available to common shareholders plus preferred stock dividends.

(2) For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of net income available to common stockholders plus pretax dividends on REIT preferred stock, plus provision for income taxes plus interest expense. Fixed charges for the Bank consist of interest expense.

    DIVIDENDS. We currently expect to pay an aggregate amount of dividends with respect to outstanding shares of our capital stock equal to substantially all of our REIT taxable income, excluding capital gains. In order to remain qualified as a REIT, we must distribute annually at least 90% (95% for taxable years beginning before January 1, 2001) of our REIT taxable income, excluding capital gains, to stockholders. To date, we have distributed the required amount of taxable income by payment of dividends on our capital stock. Subsequent to this offering, dividends on the Series C preferred shares will be paid on an equal basis with dividends on the Series A preferred shares. We anticipate that none of the dividends on the Series A preferred shares or the Series C preferred shares and none or no material portion of the dividends on the Series B preferred shares or the common stock will constitute non-taxable returns of capital.

    Dividends will be declared at the discretion of our Board of Directors after considering distributable funds, financial requirements, tax considerations and other factors. Although we can make no assurances, we expect that both our cash available for distribution and our REIT taxable income will exceed amounts needed to pay dividends on both the Series A preferred shares and the Series C preferred shares in the foreseeable future for the following reasons:

    - our loans are interest-earning and had a weighted average note rate of 9.25% at December 31, 2000;

    - the Series A preferred shares and the Series C preferred shares will represent approximately 12.6% of our stockholders' equity;

    - we expect that our interest-earning assets will continue to exceed the liquidation preference of the Series A preferred shares and the Series C preferred shares;

    - we have not yet incurred and do not currently intend to incur any interest-bearing liabilities;

    - we anticipate that, in addition to cash flows from operations, additional cash will be available from principal payments on our loan portfolio; and

    - to date, we have not failed to make any scheduled dividend payment on the Series A preferred shares.

    MANAGEMENT. Our Board of Directors currently is composed of five members. We anticipate that we will add one additional director to our board in June of 2001. We currently have five officers but have no other employees and we do not anticipate that we will require additional employees. All of our day-to-day business affairs are managed by the Bank.

    CONFLICTS OF INTEREST. Because our day-to-day business affairs are managed by the Bank, conflicts of interest will arise from time to time between us and the Bank. These conflicts of interest relate to, among other things, the amount of the service and advisory fees paid to the Bank, the amount and type of loans acquired by us from the Bank or returned by us to the Bank and the treatment of new business opportunities identified by the Bank. We and the Bank have adopted policies that all financial dealings between us will be fair to all parties and consistent with market terms.

                             CAPITAL CROSSING BANK

    Capital Crossing Bank was organized as a Massachusetts-chartered trust company in December 1987, and commenced operations in February 1988. The Bank operates as a commercial bank primarily focused on purchasing and originating commercial loans and leases that finance the business activities of individuals and small companies. To the extent authorized by law, the Bank's deposits are insured by the Bank Insurance Fund of the FDIC. The Bank conducts business from its executive and main office in downtown Boston, Massachusetts, and a branch in Chestnut Hill, Massachusetts and through its leasing subsidiary in Moberly, Missouri. At December 31, 2000, the Bank had total assets of $771.5 million, deposits of $673.9 million and stockholders' equity of $68.4 million. At December 31, 2000, the Bank had a total risk-based capital ratio of 13.52%, a Tier 1 risk-based capital ratio of 12.26% and a Tier 1 leverage ratio of 10.48%, which is sufficient for the Bank to be qualified as well-capitalized. Giving effect to this offering, assuming net proceeds to us from the sale of the 1.5 million shares offered hereby of $13.4 million after deducting the underwriters' discount of $600,000 and estimated offering expenses of $1.0 million, the Bank's total risk-based capital would have been 14.60%, Tier 1 risk-based capital ratio would have been 13.36% and Tier 1 leverage ratio would have been 11.45%. As part of its common stock repurchase program the Bank has agreed with the FDIC to maintain its regulatory ratios at least one percentage point higher than the required minimums to be qualified as well-capitalized so long as the repurchase program continues.

    The Bank focuses on selected business lines that management has identified as having the potential to provide high levels of profitability consistent with prudent banking practices. These business lines include:

    - the acquisition of loans secured primarily by commercial real estate, multi-family residential real estate and one-to-four family residential real estate from sellers in the financial services industry or government agencies at a discount from their outstanding principal balances;

    - offering cash management and commercial lending services to its business customers; and

    - providing lease financing to businesses and individuals through its wholly-owned subsidiary, Dolphin Capital Corp.

    The Bank funds its activities with deposits consisting primarily of certificates of deposit and money market accounts as well as borrowings from the Federal Home Loan Bank of Boston. The Bank also offers retail deposit services, including checking and savings accounts, and related services to businesses and individuals through the nationwide electronic banking networks.

    As a majority-owned subsidiary of the Bank, our assets and liabilities and results of operations are consolidated with those of the Bank for the Bank's financial reporting and regulatory capital purposes. As such, loans acquired by us from the Bank will nevertheless be treated as assets of the Bank for purposes of compliance by the Bank with the FDIC's regulatory capital requirements and in the Bank's financial statements. Interest income on those loans will be treated as interest income of the Bank in the Bank's financial statements.

    The Bank's and Capital Crossing Preferred's executive offices are located at 101 Summer Street, Boston, Massachusetts. Our telephone number is 617-880-1000. The Bank's website can be found at www.capitalcrossing.com. The information contained on the Bank's website is not incorporated into this prospectus.

                                  RISK FACTORS

    A purchase of Series C preferred shares is subject to a number of risks described in more detail under "Risk Factors" commencing on page 9. These risks include:

    - Your Series C preferred shares will be exchanged for preferred shares of the Bank at the direction of the FDIC if:

       - the Bank becomes undercapitalized;

       - the FDIC determines that the Bank may in the near term become undercapitalized; or

       - the Bank is placed in conservatorship or receivership.

    - Upon such an exchange, you would have an investment in the Bank and not in us at a time when the Bank's financial condition is deteriorating and you likely would receive substantially less than you would have received if we were liquidated or placed in receivership. In fact, you may not receive anything for your preferred shares of the Bank.

    - Because of our obligations to creditors and holders of securities ranking equal to or senior to the Series C preferred shares, we may not be able to make dividend or liquidation payments to you.

    - As a subsidiary of the Bank, federal and state regulators of the Bank can restrict our ability to transfer assets, to make dividends to the holders of the Series C preferred shares, or to redeem the Series C preferred shares.

    - Dividends on the Series C preferred shares will not be cumulative. Consequently, if our Board of Directors does not declare a dividend on the Series C preferred shares for any monthly period, you will not be entitled to receive such dividend whether or not funds are or subsequently become available. Our Board of Directors may also determine, in its business judgment, that it would be in our best interests to pay less than the full amount of the stated dividends on the Series C preferred shares even if funds are available.

    - Risks associated with mortgage loans generally, and particularly the geographic concentration of our loan portfolio at December 31, 2000 in California, particularly in southern California, and New England, could adversely affect our mortgage assets and the value of the Series C preferred shares. The quality of our loan portfolio depends upon, among other things, the cash flow of borrowers, regional economic conditions and commercial and multi-family real estate values.

    - More than half of our loan portfolio is made up of commercial mortgage loans which are riskier than other types of loans.

    - If we fail to maintain our status as a REIT for federal income tax purposes, we will be subject to corporate income tax, reducing our earnings available for distribution.

    - We are dependent in virtually every phase of our operations, including the servicing of our loan portfolio, on the diligence and skill of the officers and employees of the Bank.

    - Because of the relationship between us and the Bank, conflicts of interests will exist between us and the Bank.

    - No trading market is likely to exist for the preferred shares of the Bank you would receive if an automatic exchange occurs because those shares will not likely be listed on any securities exchange or for quotation on The Nasdaq Stock Market or any other over-the-counter market.

                AUTOMATIC EXCHANGE OF SERIES C PREFERRED SHARES

    The Series C preferred shares would be exchanged automatically for shares of preferred stock of the Bank if the FDIC so directs in writing. The FDIC may direct an exchange if any of the following events occurs:

    - the Bank becomes undercapitalized under applicable regulations;

    - the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

    - the FDIC, in its sole discretion, anticipates that the Bank may become undercapitalized in the near term.

    In an automatic exchange, for every one hundred Series C preferred shares you own, you would receive one preferred share of the Bank with a liquidation preference of $1,000 per share, the equivalent liquidation preference to the one hundred Series C preferred shares you owned previously. The preferred shares of the Bank which you would receive in the event of an automatic exchange will otherwise have substantially equivalent terms as the Series C preferred shares. If an automatic exchange occurs you would own an investment in the Bank and not in Capital Crossing Preferred at a time when the Bank's financial condition is deteriorating or the Bank has been placed into bankruptcy, reorganization, conservatorship or receivership. Therefore, you should carefully consider the description of the Bank set forth under "Information Regarding Capital Crossing Bank" before investing in the Series C preferred shares. For additional information you should refer to "Description of the Series C Preferred Shares--Automatic Exchange." For a discussion of the regulatory capital requirements applicable to the Bank, see "Information Regarding Capital Crossing Bank--Regulatory Capital Requirements."

                            REASONS FOR THE OFFERING

    We are undertaking the offering for the following reasons:

    - to increase the Bank's regulatory capital as a result of a portion of the proceeds from the offering of Series C preferred shares being included as Tier 1 capital of the Bank under relevant regulatory capital guidelines permitting the Bank to increase its asset base;

    - to raise additional capital for us to purchase additional mortgage assets; and

    - to increase the amount of Tier 1 capital of the Bank which will enable the Bank to continue to repurchase its common stock. This includes up to 133,200 shares at a maximum price of up to $1.4 million remaining under its currently authorized repurchase program and any additional shares that may be acquired under future repurchase programs.

                                  THE OFFERING

Issuer....................................  Capital Crossing Preferred Corporation, a Massachusetts
                                            corporation operating as a REIT and created for the
                                            purpose of acquiring and holding real estate mortgage
                                            assets.

Securities Offered........................  1,500,000 Series C preferred shares. We have granted the underwriters an option for 30 days to purchase up to an
                                            additional 225,000 Series C preferred shares at the
                                            initial public offering price solely to cover
                                            over-allotments, if any.

Ranking...................................  The Series C preferred shares will rank equal to the
                                            Series A preferred shares and senior to our common stock
                                            and Series B preferred shares. As a holder of Series C
                                            preferred shares, you will share in dividends on a pro
                                            rata basis with holders of the outstanding Series A
                                            preferred shares and will receive full dividends prior
                                            to the holders of common stock and Series B preferred
                                            shares and at the same time as holders of the Series A
                                            preferred shares. In a liquidation you will receive your
                                            full liquidation preference plus accrued and unpaid
                                            dividends, for the month in which the liquidation
                                            occurs, on a pro rata basis with the holders of the
                                            Series A preferred shares and prior to the holders of
                                            common stock and Series B preferred shares. Additional
                                            shares of preferred stock ranking senior to the Series A
                                            preferred shares may not be issued without the approval
                                            of holders of at least two-thirds of the Series A
                                            preferred shares. Additional shares of preferred stock
                                            ranking senior to the Series C preferred shares may not
                                            be issued without the approval of holders of at least
                                            two-thirds of the Series C preferred shares. Additional
                                            shares of preferred stock ranking on a parity with the
                                            Series A preferred shares or the Series C preferred
                                            shares may not be issued without the approval of a
                                            majority of our independent directors.

Dividends.................................  Dividends on the Series C preferred shares are payable
                                            monthly at the rate of    % per annum of the liquidation
                                            preference (or $0.      per share), if, when and as
                                            declared by our Board of Directors. If declared,
                                            dividends for each monthly period are payable on the
                                            15th day of the following month. Dividends accrue in
                                            each monthly period from the first day of such period,
                                            whether or not dividends are paid with respect to the
                                            preceding monthly period. Dividends on the Series C
                                            preferred shares are not cumulative. If no dividends, or
                                            less than full dividends, are declared on the Series C
                                            preferred shares for a monthly dividend period, you will
                                            have no right to receive the amount of any undeclared
                                            dividends for that period, and we will have no
                                            obligation to pay undeclared dividends for that period,
                                            whether or not dividends are declared and paid for any
                                            future period with respect to the Series A preferred
                                            shares, the Series C preferred shares or the common
                                            stock.

Liquidation Preference....................  The liquidation preference for each Series C preferred share is $10.00, plus any accrued and unpaid dividends
                                            only for the month in which the liquidation occurs.

Redemption................................  The Series C preferred shares are not redeemable prior
                                            to       , 2006 except upon the occurrence of a change
                                            in the

                                            tax laws, or regulations or administrative
                                            interpretations that creates more than an insubstantial
                                            risk that dividends on our capital stock are not or will
                                            not be fully deductible for United States income tax
                                            purposes or that we become or will become subject to
                                            more than a DE MINIMIS amount of taxes. On and after
                                                  , 2006, the Series C preferred shares may be
                                            redeemed for cash at our option, in whole or in part, at
                                            a redemption price of $10.00 per share, plus the accrued
                                            and unpaid dividends from the beginning of the month in
                                            which the redemption occurs to the date of redemption,
                                            if any. The Series A preferred shares may not be
                                            redeemed prior to February 1, 2004 except under similar
                                            circumstances.

Automatic Exchange........................  Each Series C preferred share will be exchanged automatically for one hundredth of one preferred share
                                            of the Bank having substantially equivalent terms if the
                                            FDIC directs such an exchange in the event the Bank
                                            becomes undercapitalized under applicable regulations,
                                            the Bank is placed into bankruptcy, reorganization,
                                            conservatorship or receivership or the FDIC, in its sole
                                            discretion, anticipates the Bank becoming
                                            undercapitalized in the near term. Similar exchange
                                            provisions apply to the Series A preferred shares.

Voting Rights.............................  Holders of Series C preferred shares will not have any voting rights, except as set forth below and as
                                            otherwise expressly required by law. On any matter on
                                            which holders of the Series A preferred shares may vote,
                                            each Series C preferred share will be entitled to one
                                            vote. Additional shares of preferred stock ranking
                                            senior to the Series C preferred shares may not be
                                            issued and changes to the provisions of our restated
                                            articles of organization that adversely affect the
                                            rights of the holders of Series C preferred shares may
                                            not be made without the approval of at least two-thirds
                                            of the holders of outstanding Series C preferred shares.
                                            In addition, we may not incur indebtedness in excess of
                                            100% of our stockholders' equity without the approval of
                                            the holders of all of the outstanding Series C preferred
                                            shares.

Ownership Limits..........................  Beneficial ownership by a person or groups of persons of more than 9.8% of any class or series of our stock,
                                            including the Series A preferred shares and the Series C
                                            preferred shares, is restricted in order to preserve our
                                            status as a REIT for federal income tax purposes.

Listing...................................  We have applied for quotation and trading of the Series
                                            C preferred shares on The Nasdaq National Market under
                                            the trading symbol "         ."

Use of Proceeds...........................  We currently anticipate using the net proceeds from the offering for general corporate purposes, including to
                                            acquire additional mortgage assets or other
                                            REIT-qualified assets and to increase the amount of the
                                            Bank's Tier 1 capital allowing it to continue to
                                            repurchase its common stock and/or increase its asset
                                            base.

Settlement................................  We expect that delivery of the Series C preferred shares
                                            will be made to investors on or about          , 2001.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE RISKS RELATING TO THE BANK AND THE PREFERRED SHARES OF THE BANK CONTAINED IN THE ATTACHED OFFERING CIRCULAR, BEFORE PURCHASING THE SERIES C PREFERRED SHARES.

A DECLINE IN THE BANK'S CAPITAL LEVELS MAY RESULT IN YOUR SERIES C PREFERRED SHARES BEING SUBJECT TO AUTOMATIC EXCHANGE INTO PREFERRED SHARES OF THE BANK

    The returns from your investment in the Series C preferred shares will depend to a significant extent on the performance and capital of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership could result in the automatic exchange of your Series C preferred shares for preferred shares of the Bank, which would represent an investment in the Bank and not in us. Under these circumstances:

    - you would be a preferred stockholder of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into bankruptcy, reorganization, conservatorship or receivership and, accordingly, it is unlikely that the Bank would be in a financial position to pay any dividends on the preferred shares of the Bank. An investment in the Bank is also subject to risks that are distinct from the risks associated with an investment in us. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal and state regulatory requirements applicable to, the Bank, and the performance of the Bank's overall loan portfolio and other business lines. The Bank also has significantly greater liabilities and significantly less stockholders' equity than we do;

    - if a liquidation of the Bank occurs, the claims of depositors and creditors of the Bank and of the FDIC would have priority over your claims as a holder of the preferred shares of the Bank, and therefore, you likely would receive substantially less than you would receive had the Series C preferred shares not been exchanged for preferred shares of the Bank. In addition, claims of holders of our Series A preferred shares would be treated on an equal basis with claims of the holders of Series C preferred shares;

    - the exchange of the Series C preferred shares for preferred shares of the Bank would be a taxable event to you under the Internal Revenue Code, and you would incur a gain or a loss, as the case may be, measured by the difference between your basis in the Series C preferred shares and the fair market value of the Bank preferred shares received in the exchange; and

    - our Series A preferred shares also have a similar exchange feature whereby, under the circumstances described above, the FDIC can require an exchange of the Series A preferred shares for preferred shares of the Bank at the same time as the Series C preferred shares are exchanged for preferred shares of the Bank. As a result, you would share any amounts available for distribution on a pro rata basis with the holders of the Series A preferred shares.

BECAUSE OF OUR OBLIGATIONS TO CREDITORS AND HOLDERS OF SECURITIES RANKING EQUAL TO OR SENIOR TO THE SERIES C PREFERRED SHARES, WE MAY NOT BE ABLE TO MAKE DIVIDEND OR LIQUIDATION PAYMENTS TO YOU

    The Series C preferred shares rank:

    - junior to our borrowings and other obligations to our creditors upon our liquidation;

    - equal to our Series A preferred shares with regard to payment of dividends and amounts upon liquidation; and

    - senior to our common stock and our Series B preferred stock with regard to payment of dividends and amounts upon liquidation.

    If we incur significant indebtedness, we may not have sufficient funds to make dividend or liquidation payments on the Series C preferred shares. In addition, upon declaration of a dividend, or liquidation, dissolution or winding up, we are required to pay to the holders of the Series A preferred shares at the same time and in the same amounts as you. Consequently, if we do not have sufficient funds to pay scheduled dividends to both the holders of the Series A preferred shares and the holders of the Series C preferred shares, we may not declare or pay our scheduled dividends. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to both the holders of the Series A preferred shares and the holders of the Series C preferred shares, you may receive less than the $10.00 per share liquidation amount.

    The terms of the Series C preferred shares limit our ability to incur debt in excess of 100% of our stockholders' equity without the approval of the holders of all of the outstanding Series C preferred shares but do not require that we obtain the approval of the holders of the Series C preferred shares to issue additional series of preferred shares which rank equal to the Series C preferred shares as to payment of dividends or amount upon liquidation. As a result, subject to these limitations, we may incur obligations which may further limit our ability to make dividend or liquidation payments in the future.

BANK REGULATORS MAY LIMIT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND MAY RESTRICT OUR ABILITY TO PAY DIVIDENDS

    Because we are a subsidiary of the Bank, federal and state regulatory authorities will have the right to examine us and our activities and under certain circumstances, to impose restrictions on the Bank or us which could impact our ability to conduct our business according to our business plan, which could materially adversely affect our financial condition and results of operations:

    - if the Bank's regulators determine that the Bank's relationship to us results in an unsafe and unsound banking practice, the regulators could restrict our ability to transfer assets, to make distributions to our stockholders, including dividends on the Series A preferred shares or Series C preferred shares, or to redeem shares of Series A preferred stock or Series C preferred stock or even require the Bank to sever its relationship with or divest its ownership interest in us. Such actions could potentially result in our failure to qualify as a REIT.

    - payment of dividends on the Series A preferred shares or the Series C preferred shares could also be subject to regulatory limitations if the Bank becomes undercapitalized. The Bank will be deemed undercapitalized if its total risk-based capital ratio is less than 8.0%, its Tier 1 risk-based capital ratio is less than 4.0% or its Tier 1 leverage ratio is less than 4.0%. At December 31, 2000, the Bank had a total risk-based capital ratio of 13.52%, a Tier 1 risk-based capital ratio of 12.26% and a Tier 1 leverage ratio of 10.48%, which is sufficient for the Bank to be considered well-capitalized. Giving effect to this offering, the Bank's total risk-based capital would have been 14.60%, Tier 1 risk-based capital ratio would have been 13.36% and Tier 1 leverage ratio would have been 11.45%. As part of its common stock repurchase program, the Bank has agreed with the FDIC to maintain, for so long as the repurchase program continues, capital levels of one percent in excess of the regulatory minimums required to be categorized as well-capitalized. We cannot assure you that the Bank will be well-capitalized under applicable regulations as of any future date. The pro forma capital ratios referenced above assume that all of the net proceeds from this offering are invested in assets which, under applicable FDIC regulations, carry a risk weight of 100%. For purposes of calculating these capital ratios as a percentage of the Bank's risk-weighted assets, as opposed to its total assets, the Bank's assets are assigned to risk categories based on the relative credit risk of the asset in question. These risk weights consist of 0%, for assets deemed least risky such as cash, claims backed by the full faith and credit of the U.S. government, and balances due from Federal Reserve banks, 20%, for assets deemed slightly more risky such as portions of obligations conditionally guaranteed by the

      U.S. government or federal funds sold, 50%, for assets deemed still more risky such as government issued-revenue bonds, one-to-four family residential first mortgage loans and well-collateralized multi-family residential first mortgage loans, and 100% for all other assets, including private sector loans such as commercial mortgage loans as well as bank-owned real estate. See "Information Regarding Capital Crossing Bank--Regulatory Capital Requirements."

    - while we believe that dividends on the Series A preferred shares and the Series C preferred shares should not be considered distributions by the Bank, the FDIC may not agree with this position. Under FDIC regulations on capital distributions, the ability of the Bank to make a capital distribution varies depending primarily on the Bank's earnings and regulatory capital levels. Capital distributions are defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution. The FDIC could limit or prohibit the payment of dividends on the Series A preferred shares or the Series C preferred shares if it determines that the payment of those dividends is a capital distribution by the Bank and that the Bank's earnings and regulatory capital levels are below specified levels.

YOU ARE NOT ENTITLED TO RECEIVE DIVIDENDS UNLESS DECLARED BY OUR BOARD OF
  DIRECTORS

    Dividends on the Series C preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on the Series C preferred shares for any monthly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors may determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series C preferred shares for any month even though funds are available. In making this determination the Board of Directors would consider our financial condition and capital needs, the impact of current or pending legislation and regulations and general economic conditions and our continued qualification as a REIT.

WE DO NOT HAVE INSURANCE TO COVER OUR EXPOSURE TO BORROWER DEFAULTS AND BANKRUPTCIES AND SPECIAL HAZARD LOSSES THAT ARE NOT COVERED BY OUR STANDARD HAZARD INSURANCE POLICIES

    We do not generally obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from floods, that are not covered by standard hazard insurance.

OUR RESULTS WILL BE AFFECTED BY FACTORS BEYOND OUR CONTROL

    Our mortgage loan portfolio is subject to local economic conditions which could affect the value of the real estate assets underlying our loans and therefore, our results of operations will be affected by various conditions in the real estate market, many of which are beyond our control, such as:

    - local and other economic conditions affecting real estate values;

    - the continued financial stability of a borrower and the borrower's ability to make mortgage payments;

    - the ability of tenants to make lease payments;

    - the ability of a property to attract and retain tenants, which may in turn be affected by local conditions, such as oversupply of space or a reduction in demand for rental space in the area;

    - interest rate levels and the availability of credit to refinance mortgage loans at or prior to maturity; and

    - increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations.

OUR LOANS ARE CONCENTRATED IN CALIFORNIA AND NEW ENGLAND AND ADVERSE CONDITIONS IN THOSE MARKETS COULD ADVERSELY AFFECT OUR OPERATIONS

    Properties underlying our current mortgage assets are concentrated primarily in California, particularly in southern California, and New England. As of December 31, 2000, approximately 41.8% of our mortgage assets were secured by properties located in California and 31.2% in New England. Adverse economic, political or business developments or natural hazards may affect these areas and the ability of property owners in these areas to make payments of principal and interest on the underlying mortgages. If either region experienced adverse economic, political or business conditions, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse. These conditions could adversely affect our ability to pay dividends on the Series C preferred shares.

A SUBSTANTIAL MAJORITY OF OUR LOANS WERE ORIGINATED BY OTHER PARTIES WHOSE LEVEL OF DUE DILIGENCE MAY BE DIFFERENT THAN THE BANK'S LEVEL OF DUE DILIGENCE

    At December 31, 2000, approximately 89.2% of our loan portfolio consisted of loans originated by third parties, purchased by the Bank and subsequently acquired by us from the Bank. Because these loans were originated by third parties, the Bank generally is not able to conduct the same level of due diligence on these loans that it would have conducted had it originated them. Generally, while the Bank conducts an acquisition review, it relies on the underwriting standards of the parties originating the loans it acquires. The standards of these loan originators may be substantially different than those of the Bank. These differences may include less rigorous appraisal requirements and debt service coverage ratios, and less rigorous analysis of property location and environmental factors, building condition and age, tenant quality, compliance with zoning regulations, any use restrictions, easements or right of ways that may impact the value and the borrower's ability to manage the property. Other disadvantages of purchased loans versus originated loans may include the lack of current financial information, incomplete legal documentation and outdated appraisals.

MORE THAN HALF OF OUR LOAN PORTFOLIO IS MADE UP OF COMMERCIAL MORTGAGE LOANS WHICH ARE RISKIER THAN OTHER TYPES OF LOANS

    Commercial mortgage loans constituted approximately 55.4% of the loans in our loan portfolio at December 31, 2000 and generally subject us to greater risks than other types of loans. Commercial mortgage loans generally lack standardized terms, tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they have a principal balance or "balloon" payment due on maturity. Commercial real estate properties also tend to be unique and are more difficult to value than residential real estate properties. They are also subject to relatively greater environmental risks than other types of loans and to the corresponding burdens and costs of compliance with environmental laws and regulations.

WE MAY NOT BE ABLE TO PURCHASE LOANS AT THE SAME VOLUMES OR WITH THE SAME YIELDS AS WE HAVE HISTORICALLY PURCHASED

    To date we have purchased all of the loans in our portfolio from the Bank. Historically, the Bank has acquired such loans (1) from institutions which sought to eliminate certain loans or categories of loans from their portfolios,
(2) from institutions participating in securitization programs, (3) from failed or consolidating financial institutions and (4) from government agencies. Future loan purchases will depend on the availability of pools of loans offered for sale and the Bank's ability to submit successful bids or negotiate satisfactory purchase prices. The acquisition of whole loans is highly competitive. Consequently, we cannot assure you that the Bank will be able to purchase loans at the same volumes or with the same yields as it has historically purchased. This may interfere with our ability to maintain the requisite level of mortgage assets to maintain our qualification as a REIT. In addition, our yields on purchased loans have declined over the last three years. If volumes of loans purchased decline or the yields on these loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

WE COULD BE HELD RESPONSIBLE FOR ENVIRONMENTAL LIABILITIES OF PROPERTIES WE ACQUIRE THROUGH FORECLOSURE

    If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party.

TAX RISKS RELATED TO REITS

    IF WE FAIL TO QUALIFY AS A REIT, WE WILL BE SUBJECT TO FEDERAL INCOME TAX AT
     REGULAR CORPORATE RATES

    If we fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. As a result, the amount available for distribution to our stockholders, including the holders of the Series A preferred shares and the Series C preferred shares, would be reduced for the year or years involved. In addition, unless entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. The failure to qualify as a REIT would reduce our net earnings available for distribution to our stockholders, including holders of the Series A preferred shares and the Series C preferred shares, because of the additional tax liability for the year or years involved. Our failure to qualify as a REIT would not by itself give us the right to redeem the Series A preferred shares and the Series C preferred shares, nor would it give the holders of the Series A preferred shares and the Series C preferred shares the right to have their shares redeemed.

    Although we currently intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and in the best interest of holders of our common stock and preferred stock to revoke our REIT election. The tax law prohibits us from electing treatment as a REIT for the four taxable years following the year of any such revocation.

    IF WE DO NOT DISTRIBUTE 90% OF OUR NET TAXABLE INCOME, WE MAY NOT QUALIFY AS
     A REIT

    In order to qualify as a REIT, we generally are required each year to distribute to our stockholders at least 90% (95% for taxable years beginning before January 1, 2001) of our net taxable income, excluding net capital gains. We may retain the remainder of REIT taxable income or all or part of our net capital gain, but will be subject to tax at regular corporate rates on such income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of (1) 85% of our ordinary income for the calendar year, (2) 95% of our capital gains net income for the calendar year and (3) 100% of any undistributed income from prior periods. Under certain circumstances, federal or state regulatory authorities may restrict our ability, as a subsidiary of the Bank, to make distributions to our stockholders in an amount necessary to retain our REIT qualification. Such a restriction could result in us failing to qualify as a REIT. To the extent our REIT taxable income may exceed the actual cash received for a particular period, we may not have sufficient liquidity to make distributions necessary to retain our REIT qualification.

    WE HAVE IMPOSED OWNERSHIP LIMITATIONS TO PROTECT OUR ABILITY TO QUALIFY AS A
     REIT, HOWEVER, IF OWNERSHIP OF THE COMMON STOCK OF THE BANK BECOMES CONCENTRATED IN A SMALL NUMBER OF INDIVIDUALS WE MAY FAIL TO QUALIFY AS A REIT

    To maintain our status as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, or the Code, to include certain entities, during the last half of each taxable year. We currently satisfy, and are expected to continue to satisfy after this offering, this requirement because for this purpose our common stock held by the Bank is treated as held by the Bank's stockholders. However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of the value of our stock. We may have difficulty monitoring the daily ownership and constructive ownership of our outstanding shares and, therefore, we cannot assure that we will continue to meet the share ownership requirement. This risk may be increased in the future as the Bank implements its common stock repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares and the Series C preferred shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares or the Series C preferred shares could adversely affect our ability to satisfy the share ownership requirements in the future.

    To protect against the risk of losing our status as a REIT, our restated articles of organization, subject to limited exceptions, provide that no single person, which may include certain "groups" of persons, may beneficially own more than 9.8% of the aggregate amount of our outstanding capital stock. Under these rules, beneficial owners of shares of common stock of the Bank will be treated as beneficial owners of our capital stock and the value of such shares of the Bank common stock will be aggregated with the value of any Series A preferred shares, Series B preferred shares and Series C preferred shares owned for purposes of determining whether that limit is met. Any transfer of shares of capital stock or of any security convertible into shares of preferred stock that would create a direct or indirect ownership of shares of preferred stock in excess of that limit, or that would result in our disqualification as a REIT, including any transfer that results in the shares of capital stock being owned by fewer than 100 persons or results in us being closely held within the meaning of Section 856(h) of the Code or results in our constructive ownership of 10% or more of the ownership interests in one of our tenants within the meaning of
Section 318 of the Code as modified by Section 856(d)(5) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of preferred stock. Our Board of Directors may, in its sole discretion, waive the stock ownership limit if evidence satisfactory to the Board of Directors is presented that the changes in ownership will not jeopardize our REIT status and the Board of Directors otherwise decides that such action is in our best interest.

    WE MAY REDEEM THE SERIES A PREFERRED SHARES OR THE SERIES C PREFERRED SHARES
     AT ANY TIME UPON THE OCCURRENCE OF A TAX EVENT

    At any time following the occurrence of certain changes in the tax laws or regulations concerning REITs, we will have the right to redeem the Series A preferred shares and the Series C preferred shares in whole, subject to the prior written approval of the FDIC. We would have the right to redeem the Series A preferred shares and the Series C preferred shares if we received an opinion of counsel to the effect that, as a result of changes to the tax laws or regulations:

    (1) dividends paid by us with respect to our capital stock are not fully deductible by us for income tax purposes; or

    (2) we are otherwise unable to qualify as a REIT.

    The occurrence of such changes in the tax laws or regulations will not, however, give the holders of the Series A preferred shares or the Series C preferred shares any right to have their shares redeemed.

WE ARE DEPENDENT IN VIRTUALLY EVERY PHASE OF OUR OPERATIONS ON THE DILIGENCE AND SKILL OF THE MANAGEMENT OF THE BANK

    The Bank, which holds all of our common stock, is involved in virtually every aspect of our existence. We have five officers and no other employees and do not have any independent corporate infrastructure. Under an advisory agreement between us and the Bank, the Bank administers our day-to-day activities, including monitoring of our credit quality and advising us with respect to the acquisition, management, financing and disposition of mortgage assets and our operations generally. Under a master service agreement between us and the Bank, the Bank services our loan portfolio. The advisory agreement has an initial term of five years with an automatic renewal feature and the master service agreement has a one year term with an automatic renewal feature. The loss of the services of the Bank, or the inability of the Bank to effectively provide such services whether as a result of the loss of key members of the Bank's management or otherwise, and our inability to replace such services on favorable terms, or at all, could adversely affect our ability to conduct our operations.

OUR RELATIONSHIP WITH THE BANK MAY CREATE POTENTIAL CONFLICTS OF INTEREST

    The Bank and its affiliates may have interests which are not identical to ours and therefore conflicts of interest have arisen and may arise in the future with respect to transactions between us and the Bank such as:

    - our acquisition of mortgage assets from the Bank and/or its affiliates;

    - the servicing of our mortgage assets by the Bank;

    - future dispositions by us of mortgage assets to the Bank or its affiliates;

    - the modification of the advisory agreement or the master service agreement; and

    - the terms of our guarantee of obligations of the Bank.

OUR BOARD OF DIRECTORS HAS BROAD DISCRETION TO REVISE OUR STRATEGIES

    Our Board of Directors has established our investment and operating strategies. These strategies may be revised from time to time at the discretion of the Board of Directors without a vote of our stockholders. Changes in our strategies could have a negative effect on you.

WE DO NOT OBTAIN THIRD-PARTY VALUATIONS AND THEREFORE WE MAY PAY MORE OR RECEIVE LESS THAN FAIR MARKET VALUE FOR OUR MORTGAGE ASSETS

    To date, we have not obtained third-party valuations as part of our loan acquisitions or dispositions and do not anticipate obtaining third-party valuations for future acquisitions and dispositions of mortgage assets. We do not intend to obtain third-party valuations even where we are acquiring mortgage assets from, or disposing mortgage assets to, one of our affiliates, including the Bank. Accordingly, we may pay our affiliates, including the Bank, more than the fair market value of mortgage assets we acquire and we may receive less than the fair market value of the mortgage assets we sell based on a third-party valuation.

WE MAY PAY MORE THAN FAIR MARKET VALUE FOR MORTGAGES WE PURCHASE FROM THE BANK BECAUSE WE DO NOT ENGAGE IN ARM'S-LENGTH NEGOTIATIONS WITH THE BANK

    We acquire mortgage assets from the Bank under a master mortgage loan purchase agreement between us and the Bank, at an amount equal to the Bank's net carrying value for those mortgage assets. Because the Bank is an affiliate of ours, we do not engage in any arm's-length negotiations regarding the consideration to be paid. Accordingly, if the Bank's net carrying value exceeds the fair market value of the mortgage assets, we would pay the Bank more than the fair market value for those mortgage assets.

A DECLINE IN INTEREST RATES COULD REDUCE OUR EARNINGS AND AFFECT OUR ABILITY TO PAY DIVIDENDS

    Our income consists primarily of interest earned on our mortgage assets and short-term investments. A significant portion of our mortgage assets bear interest at adjustable rates. If there is a decline in interest rates, then we will experience a decrease in income available to be distributed to our stockholders. If interest rates decline, we may also experience an increase in prepayments on our mortgage assets and may find it difficult to purchase additional mortgage assets bearing rates sufficient to support payment of dividends on the Series A preferred shares and the Series C preferred shares. Because the dividend rates on the Series A preferred shares and the Series C preferred shares are fixed, a significant decline in interest rates could materially adversely affect our ability to pay dividends on the Series A preferred shares and the Series C preferred shares.

AN ACTIVE TRADING MARKET FOR THE SERIES C PREFERRED SHARES MAY NOT DEVELOP AND THE MARKET PRICE OF THE SERIES C PREFERRED SHARES MAY BE LOWER THAN THE PUBLIC OFFERING PRICE

    Prior to this offering, there has been no public market for the Series C preferred shares. We have applied for quotation of the Series C preferred shares
on The Nasdaq National Market under the symbol "      ." The Series A preferred
shares are currently quoted on The Nasdaq National Market under the symbol "ATLPP." Nevertheless, we cannot assure you that an active trading market for the Series C preferred shares will develop or be sustained. If such a market were to develop, the prices at which the Series C preferred shares may trade will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. If an active trading market does not develop, the absence of an active market may adversely affect the market price of the Series C preferred shares or your ability to sell them at all.

    Although the Series C preferred shares are expected to be quoted on The Nasdaq National Market, the Bank does not intend to apply for listing or quotation of its preferred shares on any national securities exchange or automated quotation system. Consequently, we cannot assure you as to the liquidity of the trading market for the Bank's preferred shares, if issued, or that an active trading market will develop or be sustained. The lack of liquidity and an active trading market could adversely affect your ability to dispose of the Bank's preferred shares if issued in automatic exchange for our Series C preferred shares.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

    - our business strategy;

    - our estimates regarding our capital requirements and our need for additional financing; and

    - our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our Series C preferred shares, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

     BACKGROUND, CORPORATE STRUCTURE AND BENEFITS TO CAPITAL CROSSING BANK

FORMATION OF CAPITAL CROSSING PREFERRED CORPORATION

    We were organized by the Bank on March 20, 1998 under the name Atlantic Preferred Capital Corporation. In March 2001, we changed our name to Capital Crossing Preferred Corporation. We were created by the Bank for the purpose of acquiring and holding real estate mortgage assets in a cost-effective manner and to provide the Bank with an additional means of raising capital for federal and state regulatory purposes. On March 31, 1998, we were capitalized by the Bank's transfer of mortgage loans valued at $140.7 million in exchange for 1,000 shares of our Series B preferred stock valued at $1.0 million and 100 shares of our common stock valued at $139.7 million. In February 1999, we completed a public offering of 1,416,130 shares of our Series A preferred stock. The Series A preferred shares are quoted on The Nasdaq National Market under the symbol "ATLPP." Except with respect to the dividend rate, the terms of the Series C preferred shares offered by this prospectus are substantially the same as the terms of the Series A preferred shares.

    We used the gross proceeds of $13.6 million raised from the offering of Series A preferred shares to pay expenses incurred during the Series A offering and to purchase additional mortgage loans from the Bank.

BENEFITS TO THE BANK

    The Bank expects to realize the following benefits from this offering and our operation:

    - The Bank expects that it will be able to include a portion of the proceeds from the sale of the Series C preferred shares as Tier 1 capital of the Bank under relevant regulatory capital guidelines. However, the FDIC may exercise its sole discretion to exclude the Series C preferred shares from Tier 1 capital if such shares cease to provide meaningful capital support and a realistic ability to absorb losses of the Bank or raise other supervisory concerns. The increase in the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital levels that will result from the treatment of the proceeds from this offering as Tier 1 capital will enable the Bank to increase its earning asset base while maintaining well-capitalized ratios and will enable the Bank to continue to repurchase its common stock. This includes up to 133,200 shares at a maximum price of up to $1.4 million remaining under its currently authorized repurchase program and any additional shares that may be acquired under future repurchase programs. For a discussion of the capital requirements applicable to the Bank, see "Information Regarding Capital Crossing Bank--Regulatory Capitalization."

    - The dividends payable on the Series C preferred shares will be deductible for income tax purposes as a result of our qualification as a REIT.

    - The treatment of a portion of the proceeds from this offering as Tier 1 capital of the Bank and our ability to deduct, for income tax purposes, the dividends payable on the Series C preferred shares as a result of our qualification as a REIT will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself and will enable the Bank to continue to repurchase its common stock.

    - We have guaranteed obligations of the Bank to the Federal Home Loan Bank of Boston and have agreed to pledge a significant amount of our assets as collateral for advances the Bank may receive from time to time from the FHLBB. The FHLBB advances will be used by the Bank primarily for the purchase of mortgage assets and to assist in managing the Bank's interest rate risk exposure. These assets generally would be available for purchase by or contribution to us. The guarantee and pledge were approved by our independent directors, subject to certain requirements and limitations, including the requirement that the Bank pay us a guarantee fee. The amount of Bank borrowings from the FHLBB were $139.0 million at March 8, 2001.

    - The Bank is entitled to receive annual servicing and advisory fees intended primarily to cover its expenses and is expected to receive annual dividends on the common stock. For the period from our inception through December 31, 2000, we paid the Bank servicing fees of $946,000 and advisory fees of $237,000. We pay the Bank an annual servicing fee equal to 0.20% and an annual advisory fee equal to 0.05%, respectively, of the gross average outstanding principal balance of loans in our loan portfolio. For the first 12 months following completion of this offering, these annual fees and dividends are anticipated to be as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Servicing Fee...............................................       $357(1)
Advisory Fee................................................         89(1)
Common Stock Dividends......................................           (2)
                                                                   ----
                                                                   $
                                                                   ====

------------------------

(1) Assumes that for the first 12 months following completion of the offering, we will hold mortgage loans with the same outstanding principal balances as those mortgage loans included in our loan portfolio at December 31, 2000.

(2) The amount of dividends to be paid on our common stock are assumed to be equal to the excess of our REIT taxable income (excluding capital gains) over the amount of dividends paid on our preferred stock. The aggregate annual dividend amount of the Series A preferred shares and the Series C
    preferred shares is approximately $      million. Assuming that (1) the
    mortgage assets and short-term investments at December 31, 2000 are held for the 12-month period following consummation of the offering, (2) principal repayments are reinvested in additional mortgage assets with interest rates identical to those of the mortgage assets included in the loan portfolio at December 31, 2000, (3) interest rates remain constant during such 12-month period, (4) operating expenses of $150,000 are incurred over such 12-month period, (5) the proceeds from the offering are invested in short-term investments and (6) there are no significant differences between book and taxable income, we anticipate that REIT taxable income, excluding capital gains, will be approximately $19.2 million, after payment of operating expenses, including servicing and advisory fees, during such 12-month period.

                                USE OF PROCEEDS

    We estimate that the net proceeds that we will receive from the sale of the Series C preferred shares, after deducting the underwriting discount and estimated expenses will be approximately $13.4 million, or approximately $15.6 million if the underwriters exercise their overallotment option in full. We currently anticipate using the proceeds for general corporate purposes, including to acquire additional mortgage assets or other REIT-qualified assets. The proceeds will also serve to increase the amount of Tier 1 capital of the Bank which will permit the Bank to increase its asset base and will enable the Bank to continue to repurchase its common stock. This includes up to 133,200 shares at a maximum price of up to $1.4 million remaining under its currently authorized repurchase program and any additional shares that may be acquired under future repurchase programs. Pending such use, the proceeds will be invested in U.S. government and/or government agency securities or short-term investments.

                                DIVIDEND POLICY

    We currently expect to pay an aggregate amount of dividends with respect to our outstanding shares of capital stock equal to substantially all of our REIT taxable income, excluding capital gains. In order to remain qualified as a REIT, we must distribute annually at least 90% (95% for taxable years beginning before January 1, 2001) of our REIT taxable income, excluding capital gains, to stockholders. We anticipate that none of the dividends on the Series A preferred shares or the Series C preferred shares and none or no material portion of the dividends on the Series B preferred shares or the common stock will constitute non-taxable returns of capital.

    We anticipate that dividends will be declared at the discretion of the Board of Directors after considering our distributable funds, financial requirements, tax considerations and other factors. Our distributable funds will consist primarily of interest and principal payments on our mortgage assets, and we anticipate that a significant portion of such assets will earn interest at adjustable rates. Accordingly, if there is a decline in interest rates, we will experience a decrease in income available to be distributed to our stockholders. In a period of declining interest rates, we also may find it difficult to purchase additional mortgage assets bearing rates sufficient for us to be able to pay dividends on the Series C preferred shares. We currently expect that both our cash available for distribution and our REIT taxable income will exceed the amount needed to pay dividends on the Series A preferred shares and the
Series C preferred shares, even in the event of a decline in yield on interest
earning assets to as low as       %, assuming the mortgage assets included in
the loan portfolio at December 31, 2000 are held for the relevant dividend period, because:

    (1) the loan portfolio has a weighted average note rate equal to 9.25% at December 31, 2000;

    (2) the liquidation value of the Series A preferred shares will represent approximately 6.1% of our stockholder's equity;

    (3) the liquidation value of the Series C preferred shares will represent approximately 6.5% of our stockholders' equity; and

    (4) we do not anticipate incurring any interest-bearing liabilities.

    The FDIC's prompt corrective action regulations prohibit entities such as the Bank from making "capital distributions," which include a transaction that the FDIC determines, by order or regulation, to be "in substance a distribution of capital," unless the institution is at least adequately capitalized after the distribution. We cannot assure you that the FDIC would not seek to restrict our payment of dividends on the Series A preferred shares and the Series C preferred shares under these regulations if the Bank failed to maintain a status of at least adequately capitalized. Currently, an institution is considered adequately capitalized if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a Tier 1 leverage ratio of at least 4.0%. At December 31, 2000, the Bank's total risk-based capital ratio was 13.52%, Tier 1 risk-based capital ratio was 12.26% and Tier 1 leverage ratio was 10.48%. As part of its common stock repurchase program, the Bank has agreed with the FDIC to maintain, for so long as the repurchase program continues, capital levels of one percent in excess of the regulatory minimums required to be categorized as well-capitalized. Adjusted to give effect to the sale of the Series C preferred shares in the offering, and assuming all of the net proceeds are invested in assets bearing a 100% risk weighting, total risk-based capital would have been 14.60%, Tier 1 risk-based capital would have been 13.36% and Tier 1 leverage would have been 11.45%.

    In addition, the automatic exchange may take place under circumstances in which the Bank will be considered less than adequately capitalized for purposes of the FDIC's prompt corrective action regulations. Thus, at the time of the automatic exchange, the Bank would likely be prohibited from paying dividends on the preferred shares of the Bank. Further, the Bank's ability to pay dividends on the preferred shares of the Bank following the automatic exchange also would be subject to various restrictions under FDIC regulations and a resolution of the Bank's Board of Directors. If the Bank did pay dividends on the preferred shares of the Bank, such dividends would be paid out of its capital surplus. See "Information Regarding Capital Crossing Bank."

    Under certain circumstances, including a determination that the Bank's relationship with us results in an unsafe and unsound banking practice, federal and state regulatory authorities will have additional authority to restrict our ability to make dividend payments to our stockholders.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 2000 on an actual basis, and as adjusted to give effect to the sale of the 1,500,000 Series C preferred shares offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Preferred stock, Series A, 9 3/4% non-cumulative,
  exchangeable; $.01 par value; $10 liquidation value per
  share; 1,449,000 shares authorized, 1,416,130 shares
  issued and outstanding (1)................................   $     14      $     14
Preferred stock, Series B, 8% cumulative, non-convertible;
  $.01 par value; $1,000 liquidation value per share plus
  accrued dividends; 1,000 shares authorized, 946 shares
  issued and outstanding (1)................................         --            --
Preferred stock, Series C,    % non-cumulative,
  exchangeable; $.01 par value; $10 liquidation value per
  share; 1,725,000 shares authorized, 1,500,000 shares
  issued and outstanding, as adjusted.......................         --            15
Common stock, $.01 par value, 100 shares authorized, issued
  and outstanding,..........................................         --            --
Additional paid-in capital (2)..............................    218,893       232,278
Retained earnings...........................................         --            --
                                                               --------      --------
      Total stockholders' equity (3)........................   $218,907      $232,307
                                                               ========      ========

------------------------

(1) As of December 31, 2000, we have outstanding 946 shares of Series B cumulative non-convertible preferred stock, all of which shares are held, directly or indirectly, by the Bank or its current or former employees, and 1,416,130 shares of Series A preferred shares which are held by the public.

(2) The as adjusted amount reflects receipt and application of the net proceeds from the current offering after the reduction for underwriters' discounts and commissions and estimated expenses and assumes the investment of the net proceeds in short-term investments.

(3) If the underwriters' over-allotment option is exercised in full, (a) an aggregate of 1,725,000 Series C preferred shares will be issued in the offering, resulting in net proceeds of approximately $15.6 million after deducting the underwriters' discounts and commissions and estimated expenses, and (b) the total stockholders' equity as adjusted would amount to $234.5 million.

                                    BUSINESS

GENERAL

    Our principal business objective is to acquire and hold mortgage assets that will generate net income for distribution to stockholders. All of the mortgage assets in our loan portfolio at December 31, 2000 were acquired from the Bank and it is anticipated that substantially all additional mortgage assets will be acquired from the Bank. We have been operating and intend to continue to operate as a REIT for federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute our earnings to our stockholders and continue to meet a number of other requirements. As of December 31, 2000, we held loans acquired from the Bank with gross outstanding principal balances of $178.5 million. Our loan portfolio at December 31, 2000 consisted primarily of mortgage assets secured by commercial and multi-family properties. Approximately 89.2% of our loan portfolio at December 31, 2000 consisted of loans acquired by the Bank. The Bank originally purchased such loans consistent with its fundamental strategy of identifying and acquiring loans which its management believes are undervalued. The remaining balance of the loan portfolio consisted of loans originated by the Bank. The Bank may sell a maximum of $450 million in mortgage assets to us without the approval of the Massachusetts Commissioner of Banks.

DIVIDEND POLICY

    We currently intend to pay an aggregate amount of dividends with respect to our outstanding shares of capital stock equal to substantially all of our REIT taxable income. We must distribute at least 90% (95% for taxable years beginning before January 1, 2001) of REIT taxable income annually to qualify as a REIT. As of December 31, 2000, the weighted average note rate of the loans included in our loan portfolio was approximately 9.25%. The yield on interest-earning assets
would have to be less than approximately       % for us to have less than
$      million of net interest income, without giving effect to the accretion of
any discount, after payment of servicing fees. The $      million would be
sufficient to pay an annual dividend on the Series A preferred shares and the
Series C preferred shares at the rate of 9.75% and   %, respectively. Such
calculation assumes that:

    (1) the mortgage assets and short-term investments currently held are held for the 12-month period following consummation of this offering;

    (2) principal repayments are reinvested in additional mortgage assets with payment characteristics and rates identical to those that were prepaid;

    (3) interest rates remain constant during such 12-month period;

    (4) expenses, exclusive of servicing and advisory fees payable to the Bank, total $150,000 during such 12-month period; and

    (5) the net offering proceeds are invested in short-term investments.

    At current interest rates and based on the assumptions in the preceding sentence, we anticipate that the loan and short-term investment portfolios will generate interest income, without giving effect to the accretion of any discount, of approximately $19.2 million, after payment of servicing and advisory fees and operating expenses, during such 12-month period. Because the aggregate annual dividend payments on the Series A preferred shares and the Series C preferred shares are anticipated to be approximately $1.4 million and
$      million, respectively, we anticipate, based on the foregoing, that
approximately $      million would be available for payment of dividends to
holders of the outstanding shares of common stock during such 12-month period. Accordingly, we expect that we will, after paying monthly dividends on the Series A preferred shares and the Series C preferred shares, pay dividends to holders of our common stock. This policy regarding the limitations on payment of dividends in respect of common stock may not be modified without the approval of a majority of the Board of Directors.

ACQUISITION OF LOAN PORTFOLIO

    On March 31, 1998, the Bank transferred to us mortgage loans valued at $140.7 million in exchange for 1,000 shares of our Series B preferred stock valued at $1.0 million and all of the outstanding shares of our common stock valued at $139.7 million. We entered into a master mortgage loan purchase agreement with the Bank dated as of the same date which provides the general terms for the acquisition by us of mortgage assets from the Bank. Under the master mortgage loan purchase agreement, we have purchased additional mortgage loans for cash equal to their net carrying value of $57.9 million. The Bank has made additional capital contributions in the form of mortgage loans of $95.0 million since September 30, 1998.

    Under the terms of the master mortgage loan purchase agreement, the Bank delivers or causes to be delivered to us the mortgage note with respect to each mortgage asset together with all amendments and modifications thereto, duly endorsed, the original or certified copy of the mortgage, together with all amendments and modifications thereto with evidence of recording indicated thereon, if available, and an original or certified copy of an assignment of the mortgage in recordable form. Such documents are initially held by the Bank, acting as our custodian pursuant to the terms of the master service agreement. See "--Servicing" and "--Description of Loan Portfolio at December 31, 2000--General."

    Under the master mortgage loan purchase agreement, the Bank makes certain representations and warranties for our benefit with respect to the mortgage assets, including representations and warranties regarding information provided with respect to mortgage assets, liens, validity of the mortgage documents, and compliance with laws. The Bank is obligated to repurchase any mortgage asset sold by it to us as to which there is a material breach of any such representation or warranty, unless we permit the Bank to substitute other qualified mortgage assets for such mortgage asset. The Bank also indemnifies us for damages or costs resulting from any such breach. The repurchase price for any such mortgage asset is such asset's net carrying value plus accrued and unpaid interest on the date of repurchase.

    From time to time, mortgage assets may be returned to the Bank in the form of dividends or returns of capital. This will generally be done to allow the Bank to increase its borrowing capacity with the FHLBB. Specifically, the FHLBB will advance the Bank a higher percentage of the outstanding balances of loans owned directly by the Bank than it would if the loans were owned by us. The Bank will consider the amounts of such returns when assessing the adequacy of the size and composition of our loan portfolio and may, from time to time, contribute additional mortgage assets to us. The Bank will seek to ensure that the mortgage assets it contributes to us are generally of similar quality and characteristics as those that had been returned to it.

MANAGEMENT POLICIES AND PROGRAMS

    In administering our mortgage assets, the Bank has a high degree of autonomy. Our Board of Directors, however, has adopted certain policies to guide the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of our Board of Directors without a vote of our stockholders, including holders of the Series A preferred shares and the Series C preferred shares.

    ASSET ACQUISITION AND DISPOSITION POLICIES. After the completion of the offering, we anticipate that we will from time to time continue to purchase additional mortgage assets. We intend to acquire all or substantially all of such mortgage assets from the Bank, on terms that are comparable to those that could be obtained by us if such mortgage assets were purchased from unrelated third parties. Neither we nor the Bank currently have specific policies with respect to the purchase by us from the Bank of particular loans or pools of loans, other than that such assets must be eligible to be held by a REIT. We intend generally to acquire only performing loans from the Bank. We may also from time to time acquire mortgage assets from unrelated third parties. To date we have not adopted any arrangements or procedures by which we would purchase mortgage assets from unrelated third parties, and we have not entered into any agreements with any third parties with respect to the purchase of mortgage assets. We anticipate that we would purchase mortgage assets from unrelated third parties only if neither the Bank nor any of its affiliates had an amount or type of mortgage asset sufficient to meet our requirements. We currently anticipate that the mortgage assets that we purchase will primarily include commercial and multi-family mortgage loans, although if the Bank develops an expertise in additional mortgage asset products, we may purchase such additional types of mortgage assets. In addition, we may also from time to time acquire limited amounts of other assets eligible to be held by REITs.

    In order to preserve our status as a REIT under the Internal Revenue Code, substantially all of our assets must consist of mortgage loans and other qualified assets of the type set forth in Section 856(c)(6)(B) of the Internal Revenue Code. Such other qualifying assets include cash, cash equivalents and securities, including shares or interests in other REITs, although we do not currently intend to invest in shares or interests in other REITs. See "Federal Income Tax Consequences--Taxation of Capital Crossing Preferred."

    Prior to foreclosure of any mortgage loan acquired by us from the Bank, we and the Bank currently intend to sell the loan back to the Bank at fair value less estimated selling costs of the property.

    CAPITAL AND LEVERAGE POLICIES. To the extent that the Board of Directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing or retention of cash flow, after consideration of provisions of the Internal Revenue Code requiring the distribution by a REIT of not less than 90% (95% for taxable years beginning before January 1, 2001) of its REIT taxable income and taking into account taxes that would be imposed on undistributed taxable income, or a combination of these methods.

    We will have no debt outstanding following consummation of the offering, and we do not currently intend to incur any indebtedness. Our organizational documents limit the amount of indebtedness which we are permitted to incur without approval of the Series A preferred stockholders to no more than 100% of our total stockholders' equity. Any such debt incurred may include intercompany advances made by the Bank to us. We have guaranteed certain obligations of the Bank and have agreed to pledge a significant amount of our assets in connection with advances the Bank may receive from time to time from the Federal Home Loan Bank of Boston. The FHLBB advances will be used by the Bank primarily for the purchase of mortgage assets and to assist in managing the Bank's interest rate risk exposure. These assets generally would be available for contribution to or purchase by us. The guarantee and pledge were approved by our independent directors, subject to certain requirements and limitations, including the requirement that the Bank pay us a guarantee fee. The amount of Bank borrowings from the FHLBB were $139.0 million at March 8, 2001.

    We may also issue additional series of preferred stock. However, we may not issue additional shares of preferred stock ranking senior to the Series A preferred shares without consent of holders of at least two-thirds of the outstanding Series A preferred shares. Similarly, we may not issue additional shares of preferred stock ranking senior to the Series C preferred shares without consent of holders of at least two-thirds of the outstanding Series C preferred shares, and may not issue additional shares of preferred stock ranking on parity with the Series A preferred or the Series C preferred shares without the approval of a majority of our independent directors. Other than the Series C preferred shares, we do not currently intend to issue any additional series of preferred stock. Prior to any future issuance of additional shares of preferred stock, we will take into consideration the Bank's regulatory capital requirements and the cost of raising and maintaining that capital at the time.

    CONFLICTS OF INTEREST POLICIES. Because of the nature of our relationship with the Bank and its affiliates, conflicts of interest have arisen and may arise with respect to certain transactions, including without limitation, our acquisition of mortgage assets from, or return of mortgage assets to the Bank, or disposition of mortgage assets or foreclosed property to, the Bank or its affiliates and the modification of the master service agreement. It is our policy that the terms of any financial dealings with the Bank and its affiliates will be consistent with those available from third parties in the mortgage lending industry. In addition, we have elected two independent directors and have established an audit committee of the Board of Directors which is comprised of the independent directors. Among other functions, the audit committee will review transactions between us and the Bank and its affiliates. Under the terms of the advisory agreement, certain activities of the Bank, as our advisor, are subject to the approval of our Board of Directors, including the approval of a majority of the independent directors.

    Conflicts of interest between us and the Bank and its affiliates may also arise in connection with decisions bearing upon the credit arrangements that the Bank or one of its affiliates may have with a borrower. Conflicts could also arise in connection with actions taken by the Bank as a controlling person of us. It is our intention and the intention of the Bank that any agreements and transactions between us and the Bank or its affiliates, including, without limitation, the master mortgage loan purchase agreement, are fair to all parties and are consistent with market terms for such types of transactions. The master service agreement provides that foreclosures and dispositions of the mortgage assets are to be performed with a view toward maximizing our recovery as owner of the mortgage assets, and the Bank shall service the mortgage assets solely with a view toward our interests, and without regard to the interests of the Bank or any of its affiliates. However, we cannot assure you that any such agreement or transaction will be on terms as favorable to us as would have been obtained from unaffiliated third parties.

    There are no provisions in our restated articles of organization limiting any officer, director, security holder or affiliate of us from having any direct or indirect pecuniary interest in any mortgage asset to be acquired or disposed of by us or in any transaction in which we have an interest or from engaging in acquiring and holding mortgage assets. As described herein, it is expected that the Bank and its affiliates will have direct interests in transactions with us including without limitation the sale of mortgage assets to us. It is not currently anticipated, however, that any of our officers or directors will have any interests in such mortgage assets.

    OTHER POLICIES. We intend to operate in a manner that will not subject us to regulation under the Investment Company Act of 1940, as amended. Accordingly, we do not intend to:

    (1) invest in the securities of other issuers for the purpose of exercising control over such issuers;

    (2) underwrite securities of other issuers;

    (3) actively trade in loans or other investments;

    (4) offer securities in exchange for property; or

    (5) make loans to third parties, including without limitation, our officers, directors or other affiliates.

    We may, under certain circumstances, purchase the Series A preferred shares or the Series C preferred shares in the open market or otherwise. Any such redemption may generally only be effected with the prior approval of the FDIC. We have no present intention of repurchasing any shares of our capital stock, other than shares of currently outstanding Series B preferred stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT.

    We currently intend to make investments and operate our business at all times in such a manner as to be consistent with the requirements of the Internal Revenue Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause the Board of Directors to determine that it is in our best interests and that of our stockholders to revoke our REIT status.

    Under the advisory agreement, the Bank is required to monitor and review our compliance with the requirements of the Internal Revenue Code regarding our qualification as a REIT on a quarterly basis and to have an independent public accounting firm selected by our Board of Directors review the results of the Bank's analysis.

DESCRIPTION OF LOAN PORTFOLIO AT DECEMBER 31, 2000

    GENERAL. To date, all of our loans have been acquired from the Bank. At December 31, 2000, 1999 and 1998, our loan portfolio was comprised of 663, 394 and 416 loans, respectively, with gross outstanding principal balances totaling approximately $178.5 million, $150.9 million and $163.8 million, respectively. Our loan portfolio may or may not have the characteristics described below at future dates.

    The following table sets forth information regarding the composition of our loan portfolio at the dates indicated:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Loan portfolio:
Mortgage loans on real estate:
  Commercial real estate....................................  $ 98,842   $ 98,748   $ 99,695
  Multi-family residential..................................    72,520     42,677     49,854
  One-to-four family residential............................     6,268      8,415     12,339
  Land......................................................       587        820      1,458
                                                              --------   --------   --------
                                                               178,217    150,660    163,346
Secured commercial..........................................       209        232        251
Other.......................................................        29         29        250
                                                              --------   --------   --------
      Total loans, gross....................................   178,455    150,921    163,847
Less:
  Non-amortizing discount (1)...............................    (6,704)    (7,318)   (10,737)
  Amortizing discount.......................................    (5,262)    (5,544)    (6,537)
  Net deferred loan fees....................................       (82)       (41)       (76)
  Allowance for loan losses.................................    (3,795)    (2,855)    (1,337)
                                                              --------   --------   --------
      Loans, net............................................  $162,612   $135,163   $145,160
                                                              ========   ========   ========

--------------------------

(1) Non-amortizing discount is an allocation of the total discount on purchased loans accounted for on the cost recovery method until it is determined that the amount and timing of collections are reasonably estimable and collection is probable.

    The following table sets forth information regarding the geographic location of properties securing the mortgage loans in the loan portfolio at December 31, 2000:

                                                                                         PERCENTAGE OF TOTAL
LOCATION                                           NUMBER OF LOANS   PRINCIPAL BALANCE    PRINCIPAL BALANCE
--------                                           ---------------   -----------------   -------------------
                                                                        (IN THOUSANDS)
California.......................................        358             $ 74,479                41.79%
Massachusetts....................................         95               26,008                14.59
Connecticut......................................         67               15,350                 8.61
New York.........................................         16                7,784                 4.37
New Hampshire....................................         55                7,658                 4.30
New Jersey.......................................         10                7,066                 3.96
Washington, D.C..................................          2                5,265                 2.95
Rhode Island.....................................         13                5,008                 2.81
Texas............................................          4                4,966                 2.79
Arizona..........................................          4                4,876                 2.74
All others.......................................         34               19,757                11.09
                                                         ---             --------               ------
                                                         658             $178,217               100.00%
                                                         ===             ========               ======

    The following tables set forth information regarding maturity, contractual interest rate and principal balance of the loans in the loan portfolio at December 31, 2000:

                                                                                      PERCENTAGE OF TOTAL
PERIOD UNTIL MATURITY                           NUMBER OF LOANS   PRINCIPAL BALANCE    PRINCIPAL BALANCE
---------------------                           ---------------   -----------------   -------------------
                                                                     (IN THOUSANDS)
Six months or less............................         59              $ 19,735              11.06%
Greater than six months to one year...........         18                16,943               9.49
Greater than one year to three years..........        115                32,578              18.26
Greater than three years to five years........         73                20,633              11.56
Greater than five years to ten years..........        195                29,424              16.49
Greater than ten years........................        203                59,142              33.14
                                                      ---              --------             ------
                                                      663              $178,455             100.00%
                                                      ===              ========             ======

                                                                                      PERCENTAGE OF TOTAL
CONTRACTUAL INTEREST RATE AT DECEMBER 31, 2000  NUMBER OF LOANS   PRINCIPAL BALANCE    PRINCIPAL BALANCE
----------------------------------------------  ---------------   -----------------   -------------------
                                                                     (IN THOUSANDS)
Less than 7.00%...............................         13              $  1,053               0.59%
7.00 to 7.49..................................         14                 2,449               1.37
7.50 to 7.99..................................         67                26,440              14.82
8.00 to 8.49..................................        123                32,347              18.13
8.50 to 8.99..................................         59                20,542              11.51
9.00 to 9.49..................................         82                24,599              13.78
9.50 to 9.99..................................        108                14,762               8.27
10.00 to 10.49................................         45                 8,723               4.89
10.50 to 10.99................................         49                22,848              12.80
11.00 to 11.49................................         34                 9,326               5.23
11.50 to 11.99................................         44                 8,380               4.70
12.00 to 12.49................................         14                 5,433               3.04
12.50% and above..............................         11                 1,553               0.87
                                                      ---              --------             ------
                                                      663              $178,455             100.00%
                                                      ===              ========             ======

                                                                                      PERCENTAGE OF TOTAL
PRINCIPAL BALANCE                               NUMBER OF LOANS   PRINCIPAL BALANCE    PRINCIPAL BALANCE
-----------------                               ---------------   -----------------   -------------------
                                                                     (IN THOUSANDS)
Less than $50,000.............................        187              $  5,040               2.82%
Greater than $50,000 to $100,000..............        140                10,190               5.71
Greater than $100,000 to $250,000.............        169                26,507              14.86
Greater than $250,000 to $500,000.............         81                27,624              15.48
Greater than $500,000 to $1,000,000...........         45                32,359              18.13
Greater than $1,000,000 to $2,000,000.........         26                34,637              19.41
Greater than $2,000,000 to $3,000,000.........         11                25,822              14.47
Greater than $3,000,000 to $4,000,000.........          2                 6,890               3.86
Greater than $4,000,000 to $5,000,000.........          2                 9,386               5.26
                                                      ---              --------             ------
                                                      663              $178,455             100.00%
                                                      ===              ========             ======

    A substantial portion of the loan portfolio consists of loans which were purchased by the Bank from third parties and which management of the Bank considers to be undervalued. These loans are generally secured by commercial real estate, multi-family residential real estate, one-to-four family residential real estate or land located throughout the United States. These loans were generally purchased at discounts from their then outstanding principal balances and have been purchased from private sector sellers in the financial services industry, such as banks, including investment banking institutions, or from government agencies. The Bank does not utilize any specific threshold underwriting criteria in evaluating individual loans or pools of loans for purchase, but rather evaluates an individual loan, if it is purchasing an individual loan, or a pool of loans, if it is purchasing a pool of loans, on a case-by-case basis in making a purchase decision as described in more detail below.

    In order to determine the amount that the Bank will bid to acquire loans, the Bank considers, among other factors:

    (1) the yield expected to be earned;

    (2) the geographic location of the loans;

    (3) servicing restrictions, if any;

    (4) the type and value of the collateral securing the loans;

    (5) the length of time during which the loans have performed in accordance with their repayment terms;

    (6) the recourse nature of the debt;

    (7) the age and performance of the loans; and

    (8) the resources of the borrowers or guarantors, if any.

    In addition to the factors listed above, the Bank also considers the amount it may realize through collection efforts or foreclosure and sale of the collateral, net of expenses, and the length of time and costs required to complete the collection or foreclosure process in the event a loan becomes non-performing or is non-performing at the purchase date. Under the Bank's credit policy for purchased loans, all bids are subject to the approval of the chairman or president and any individual loan whose allocated purchase price exceeds
$5 million is the subject to approval by the Bank's loan and investment committee which consists of the Bank's chairman, president, two independent directors and certain officers of the Bank.

    Prior to acquiring any loan or portfolio of loans, the Bank's loan acquisition group conducts a comprehensive review and evaluation of each loan to be acquired in accordance with its credit policy for purchased loans. This review includes an analysis of information provided by the seller, including credit and collateral files, a review and valuation of the underlying collateral and a review, where applicable, of the adequacy of the income produced by the property to service the loan. This review is conducted by the Bank's in-house loan acquisition group, which includes credit analysts, real estate appraisers, an environmental department and legal counsel.

    The current value of the collateral is determined by the Bank's in-house appraisal group considering, among other factors, the type of property, its condition and location and its highest and best use. In many cases, real estate brokers and/or appraisers with specific knowledge of the local real estate market are also consulted. For larger loans, members of the Bank's loan acquisition group typically visit the collateral, conduct a site inspection and conduct an internal rental analysis of competing commercial properties. The Bank also analyzes the capacity of the collateral to service the loan. The Bank requires that any loans in excess of $250,000 meet minimum debt service coverage ratio requirements, consisting of the ratio of net operating income of the borrower to total principal and interest payments. New tax and title searches may also be obtained. The Bank's in-house environmental specialists review available information with respect to each property to assess potential environmental risk.

    Upon purchase of a loan pool, each loan in the pool is assigned to a loan officer. In managing purchased loans, the loan officers seek, among other things, to establish good working relationships with the borrowers. In the event that a purchased loan becomes delinquent, or if it is delinquent at the time of purchase, the Bank promptly pursues repayment of the loan. If a delinquent purchased loan becomes non-performing, the Bank may pursue a number of alternatives with the goal of maximizing its overall return on each loan in a timely manner, including restructuring the loans to levels that are supported by existing collateral and debt service capabilities. During the restructuring period, we do not recognize interest income on such loan unless regular payments are being made. In instances where the loan is not restructured, the Bank generally seeks resolution through either foreclosure and sale of the collateral or, under limited circumstances, negotiating a discounted pay-off with borrowers, which may be accomplished through refinancing by the borrower with another lender.

    The following table sets forth information relating to the payment status of our loan portfolio at the dates indicated:

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                    2000         1999       1998
                                                 -----------   --------   --------
                                                          (IN THOUSANDS)
Current........................................   $178,110     $149,277   $156,459
Over thirty days to eighty-nine days past
  due..........................................        125          173      3,163
Ninety days or more past due...................         --           --        357
                                                  --------     --------   --------
Total performing loans.........................    178,235      149,450    159,979
Non-performing loans...........................        220        1,471      3,868
                                                  --------     --------   --------
Total loan portfolio...........................   $178,455     $150,921   $163,847
                                                  ========     ========   ========

    Although the Bank primarily purchases performing loans, from time-to-time the Bank purchases delinquent or non-performing loans as a part of a pool of purchased loans. We determine the contractual delinquency of purchased loans prospectively from the Bank's purchase date rather than from the origination date. For example, if the Bank acquires a loan that is past due at the time of acquisition, that loan would not be considered delinquent until it was 90 days past due from the Bank's purchase date. If the Bank acquires a loan which is contractually delinquent, management evaluates the collectibility of principal and interest and interest would not be accrued when the collectibility of principal and interest is not probable or estimable. Interest income on purchased non-performing loans is accounted for using either the cash basis or the cost recovery method, whereby any amounts received are applied against the recorded amount of the loan. A determination as to which method is used is made on a case-by-case basis.

    As servicing agent for our loan portfolio, the Bank will continue to monitor our loans through its review procedures and updated appraisals. Additionally, in order to monitor the adequacy of cash flows on income-producing properties, the Bank generally obtains financial statements and other information from the borrower and the guarantor, including, but not limited to, information relating to rental rates and income, maintenance costs and an update of real estate property tax payments.

    ACCOUNTING FOR PURCHASED LOAN PORTFOLIO. We account for purchased loans under the guidance of AICPA Practice Bulletin 6, AMORTIZATION OF DISCOUNTS ON CERTAIN ACQUIRED LOANS. Prior to January 1, 1999, this guidance was applied using unique and exclusive static pools. Static pools were established based on the Bank's original acquisition timing. Once a static pool was established, the loans remained in the pool, unless restructured on terms consistent with our loan policy and documentation standards and transferred to our originated loan portfolio.

    Prior to January 1, 1999, at the time of acquisition of purchased pools of loans, the excess of the contractual balances over the amount of reasonably estimable and probable discounted future cash collections for the pool was recorded as non-amortizing discount. The remaining discount, which represented the excess of the amount of reasonably estimable and probable discounted future cash collections over the acquisition amount, referred to as the amortizing discount, was accreted into interest income using the interest method and was not accreted on non-accrual loans. The non-amortizing discount was not accreted into income until it was determined that the amount and timing of the related cash flows were reasonably estimable and collection was probable. If cash flows could not be reasonably estimated for any loan within a pool, and collection was not probable, the cost recovery method of accounting was used. Under the cost recovery method, any amounts received were applied against the recorded amount of the loan.

    Subsequent to acquisition, if cash flow projections improved and it was determined that the amount and timing of the cash flows related to the non-amortizing discount were reasonably estimable and collection was probable, the corresponding decrease in the non-amortizing discount was transferred to the amortizing portion and was accreted into interest income over the estimated remaining lives of the loans on the interest method. Under our loan rating system, each loan was evaluated for impairment and, where necessary, a portion of the respective loan pool's non-amortizing discount was allocated to the loan. If no non-amortizing discount was available, an allowance was established through a provision for loan losses. In addition, if this evaluation revealed that cash flows could not be estimated or the collection of the loan was not otherwise probable, the loan was accounted for on the cost recovery method.

    Effective January 1, 1999, we changed, on a prospective basis, our method of accounting for purchased loan discounts and the related recognition of discount loan income and provisions for loan losses. Under this accounting change, discount loan income and loan loss provisions are accounted for on an individual loan basis, rather than as previously recognized in the aggregate on a static purchased pool basis and was accounted for as a "change in estimate" in accordance with Accounting Principles Board Opinion No. 20. Accounting for loans on an individual basis rather than a pool basis allows us to selectively acquire qualified individual loans from the Bank, rather than acquiring entire pools which may contain individual loans that do not meet the criteria for favorable tax treatment allowed for REITs. There was no impact on stockholders' equity as a result of the accounting change. However, the timing of subsequent earnings will be affected by changes in the amount of estimated collections on individual loans rather than by changes in the aggregate amount of estimated collections on purchased loan pools. Over the lives of the respective loans, we do not anticipate that there will be any material differences in the reported amounts of related discount loan income, loan loss provisions and loan charge-offs and recoveries, net.

    ALLOWANCE FOR LOAN LOSSES. We maintain an allowance for loan losses that is increased by provisions charged against earnings and allocations of discounts on purchased loans and reduced by net loan charge-offs. Loans are charged-off when they are deemed to be uncollectible, or partially charged-off when a portion of a loan is deemed uncollectible. Recoveries are generally recorded only when cash payments are received. In general, the loan loss allowance policy requires the maintenance of allowances sufficient to satisfy estimated probable losses arising from impaired real estate or other secured commercial loans and leases.

    In determining the adequacy of the allowance, management initially considers the loan loss allowances specifically allocated to individual impaired loans, and next considers the level of general loan loss allowances deemed appropriate for the balance of the portfolio based on factors including general portfolio trends relative to asset and portfolio size, asset categories, potential credit concentrations, non-accrual loan levels, the level of risks associated with changes in economic and business conditions and other factors. An additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including regional credit concentration, industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, economic conditions such as interest rates and energy costs and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged-off, and is reduced by charge-offs on loans.

    The following table sets forth management's historical allocation of the allowance for loan losses by loan category and the percentage of the loans in each category to total loans in each category with respect to our loan portfolio at the dates indicated:

                                                                YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------
                                                2000                     1999                      1998
                                       ----------------------   ----------------------    ----------------------
                                       ALLOWANCE   % OF GROSS   ALLOWANCE   % OF GROSS    ALLOWANCE   % OF GROSS
                                       FOR LOAN      LOANS      FOR LOAN      LOANS       FOR LOAN      LOANS
                                        LOSSES      TO TOTAL     LOSSES      TO TOTAL      LOSSES      TO TOTAL
                                       ---------   ----------   ---------   ----------    ---------   ----------
                                                                (DOLLARS IN THOUSANDS)
Loan Categories:
  Commercial real estate.............   $2,320        55.39%     $2,081        65.43%      $1,108        60.85%
  Multi-family residential...........    1,372        40.64         665        28.28           76        30.43
  One-to-four family residential.....      100         3.51          97         5.58          128         7.53
  Land...............................        1         0.31           2         0.54           25         0.89
  Other..............................        2         0.15          10         0.17           --         0.30
                                        ------       ------      ------       ------       ------       ------
    Total............................   $3,795       100.00%     $2,855       100.00%      $1,337       100.00%
                                        ======       ======      ======       ======       ======       ======

CREDIT RISK MANAGEMENT POLICY

    In managing our loan portfolio in accordance with the master service agreement and in purchasing and originating loans which may ultimately be acquired by us, the Bank utilizes certain credit risk management procedures. These procedures are designed to achieve an acceptable level of quality and to identify the need for management to take action to address any potential losses or potential defaults in existing loans. Each application for a loan is subject to a two-tier review by the applicable loan committee comprised of certain of the Bank's officers and either the Bank's chairman or president, or in the case of loans of $5 million or more, the loan and investment committee of the Bank's board of directors. Each lending officer has primary responsibility to conduct credit and documentation reviews of the loans for which he or she is responsible. The Bank's president and chairman are responsible for the general supervision of the loan portfolio and adherence by the loan officers to the Bank's loan policies.

    Loan officers evaluate the applicant's financial statements, credit reports, business reports and plans and other data to determine if the credit and collateral satisfy the Bank's standards as to historic debt service coverage, reasonableness of projections, strength of management and sufficiency of secondary repayment.

    Under the Bank's credit risk management policies, management presents to the board of directors of the Bank a monthly report of loan delinquencies showing all loans which are more than 30 days past due. In addition, loans are reviewed monthly by management to determine which loans should be placed on non-performing status. Management and the board of directors also review all loan evaluations made during periodic examinations by the FDIC and the Commissioner of Banks of the Commonwealth of Massachusetts. Additionally, the Bank engages an outside firm to perform an annual review of its loan portfolio.

NON-PERFORMING ASSETS

    The performance of our loan portfolio is evaluated regularly by management. We generally classify a loan as non-performing when the collectibility of principal and interest is not probable or estimable. When management determines the ultimate collection of principal or interest on a loan is not probable, the loan is transferred to the "impaired" loan classification.

    The accrual of interest on loans and the accretion of discount is discontinued when the collectibility of principal and interest is not probable or estimable. Interest income previously accrued on such loans is reversed against current period interest income, and the loan is accounted for using either the cash basis or the cost recovery method whereby any amounts received are applied against the recorded amount of the loan. This determination is made on a case-by-case basis. Loans accounted for on the cost recovery method, in general, consist of non-accrual loans. At December 31, 2000, non-accrual loans totaled $220,000. We anticipate that our non-performing loans may increase periodically in the future as the loan portfolio grows.

    Loans are returned to accrual status when the loan is brought current in accordance with management's anticipated cash flows at the time of loan acquisition or origination.

    A loan purchased by the Bank is considered impaired when, based on current information and events, it is determined that estimated cash flows are less than the cash flows estimated at the date of purchase. A loan originated by the Bank is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the note. Impairment is measured on a loan-by-loan basis by comparing our recorded investment in the loan to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of our loans which have been identified as impaired have been measured by the fair value of the existing collateral. General valuation allowances are maintained for all categories of loans. No additional funds are committed to be advanced in connection with impaired loans.

    When we classify problem assets, we may establish specific allowances for loan losses or specific non-amortizing discount allocations in amounts deemed prudent by management. When we identify problem loans or a portion thereof, as a loss, we will charge-off such amounts or set aside specific allowances or non-amortizing discount equal to the total loss. All of our loans are reviewed monthly to determine which loans are to be placed on non-accrual status. In addition, our determination as to the classification of our assets and the amount of our valuation allowances is reviewed by the Commissioner and the FDIC during their examinations of the Bank, which may result in the establishment of additional general or specific loss allowances.

SERVICING

    Our loans are serviced by the Bank pursuant to the terms of the master service agreement. The Bank in its role as servicer under the terms of the master service agreement receives a fee equal to 0.20% per annum, payable monthly, on the gross outstanding principal balances of loans serviced. For the year ended December 31, 2000, we incurred $381,000 in servicing fees and $95,000 in advisory fees, for the year ended December 31, 1999, we incurred $328,000 in servicing fees, and $82,000 in advisory fees, and for the period from inception through December 31, 1998, we incurred $238,000 in servicing fees and $59,000 in advisory fees payable to the Bank.

    The master service agreement requires the Bank to service the loan portfolio in a manner substantially the same as for similar work performed by the Bank for transactions on its own behalf. The Bank collects and remits principal and interest payments, maintains perfected collateral positions, submits and pursues insurance claims and initiates and supervises foreclosure proceedings on the loan portfolio it services. The Bank also provides accounting and reporting services required by us for our loans. We also may direct Capital Crossing Bank to dispose of any loans which become classified, placed in a non-performing status, or are renegotiated due to the financial deterioration of the borrower. The Bank is required to pay all expenses related to the performance of its duties under the master service agreement. The Bank may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a mortgage loan by operation of law or otherwise in accordance with the terms of the master service agreement.

    The master service agreement may be terminated at any time by written agreement between the parties or at any time by either party upon 30 days prior written notice to the other party and appointment of a successor servicer. The master service agreement will automatically terminate if we cease to be an affiliate of the Bank.

    The Bank remits daily to us all principal and interest collected on loans serviced by the Bank for us.

    When any mortgaged property underlying a mortgage loan is conveyed by a mortgagor, the Bank generally, upon notice of the conveyance, will enforce any due-on-sale clause contained in the mortgage loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular mortgage loan or applicable law, however, may prohibit the Bank from exercising the due-on-sale clause under certain circumstances related to the security underlying the mortgage loan and the buyer's ability to fulfill the obligations under the related mortgage note.

EMPLOYEES

    We have five officers, including the three executive officers described below under "Management--Directors and Officers." We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the master service agreement. Each of our officers currently is also an officer and/or director of the Bank. We maintain corporate records and audited financial statements that are separate from those of the Bank. None of our officers or directors have or will have any direct or indirect pecuniary interest in any mortgage asset to be acquired or disposed of by us or in any transaction in which we have an interest or will engage in acquiring and holding mortgage assets.

COMPETITION

    We do not anticipate that we will engage in the business of originating mortgage loans. We do anticipate that we will acquire mortgage assets in addition to those in our loan portfolio and that substantially all these mortgage assets will be acquired from the Bank. Accordingly, we do not expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring our mortgage assets from the Bank. The Bank, however, faces significant competition in the purchase and origination of mortgage loans, which could have an adverse effect on our ability to acquire mortgage loans. If the Bank does not successfully compete for the origination and purchase of mortgage loans, this could have an adverse effect on our business, financial condition and results of operations.

    The banking industry in the United States is part of the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. In recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications which were once clearly defined. More specifically, in 1999, the U.S. Congress enacted the Gramm-Leach-Bliley Act of 1999, under which banks are no longer prohibited from associating with, or having management interlocks with, a business organization engaged principally in securities activities. The Gramm-Leach-Bliley Act permits bank holding companies that elect to become financial holding companies to engage in defined securities and insurance activities as well as to affiliate with securities and insurance companies. This act also permits banks to have financial subsidiaries that may engage in certain activities not otherwise permissible for banks. Existing banks have been forced to diversify their services, increase returns on deposits and become more cost-effective as a result of competition with one another and with other financial services companies, including non-bank competitors. The breakdown in traditional roles has been fueled by the pattern of rapidly fluctuating interest rates in the United States and by significant changes in federal and state laws over the past five years. These statutory changes and corresponding changes in governing regulations have resulted in increasing homogeneity in the products and financial services offered by financial institutions. As a result, some non-bank financial institutions, such as money market funds, have become increasingly strong competitors of banks in many respects.

    Numerous banks and non-bank financial institutions compete with the Bank for deposit accounts, the origination of commercial loans and the acquisition of loans. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending services offered. The competition for loans has recently increased as a direct result of mergers of banks in New England. These mergers have provided the resulting banks with enhanced financial resources and administrative capacity to compete for assets.

    In these circumstances, small financial institutions, such as the Bank, must offer financial products and services in a way which differentiates them from larger financial organization competitors. The Bank has taken steps to do so by, among other things, working to establish continuing customer relationships with the borrowers in its purchased loan portfolios. Management believes that these relationships may be a source of lending and other business in the future because, in certain instances, the banking and other financial services needs of these borrowers are not adequately served by the Bank's larger bank and non-bank financial services competitors. Management believes that the recent consolidations and mergers by certain larger banks in New England have enhanced the opportunities available to the Bank to serve small-to-mid-sized businesses which may not be well-served by larger banks. To that end, the Bank recently initiated a relationship banking department, which provides banking and lending services to businesses in the Boston area.

    The Bank faces strong competition in its market area both from other more established banks and from non-bank financial institutions which are aggressively expanding into markets traditionally served by banks. Most of these competitors offer products and services similar to those offered by the Bank, have facilities and financial resources greater than those of the Bank and have other competitive advantages over the Bank. Among the advantages of these larger institutions are their ability:

    (1) to make larger loans;

    (2) to finance extensive advertising campaigns;

    (3) to access international financial markets;

    (4) to conduct retail operations at a significant number of branches; and

    (5) generally, to allocate their investment assets to business lines of highest yield and demand.

    For the reasons stated above, among others, we cannot assure you that the Bank will purchase or originate a sufficient volume of quality loans to operate profitably in this competitive environment or that the Bank will maintain its competitive position in the commercial lending market in the future.

                               LEGAL PROCEEDINGS

    From time to time, we may be involved in routine litigation incidental to our business, including a variety of legal proceedings with borrowers, which would contribute to our expenses, including the costs of carrying non-performing assets. We are not currently a party to any material proceedings.

                            SELECTED FINANCIAL DATA

    The following selected financial data for the period from inception
(March 20, 1998) through December 31, 1998 and for the year ended December 31, 1999 are derived in part from our audited financial statements, which have been audited by Wolf & Company, P.C., independent public accountants. The selected financial data for the year ended December 31, 2000 are derived in part from our audited financial statements, which have been audited by KPMG LLP, independent public accountants. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by, our financial statements, including the related notes, included elsewhere in this prospectus.

                                                                                      AS OF AND FOR THE
                                                                                         PERIOD FROM
                                              AS OF AND FOR THE   AS OF AND FOR THE    MARCH 20, 1998
                                                 YEAR ENDED          YEAR ENDED            THROUGH
                                                DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                    2000                1999                1998
                                              -----------------   -----------------   -----------------
                                                               (DOLLARS IN THOUSANDS)
FINANCIAL CONDITION DATA (YEAR END):
Total assets................................       $219,183            $168,873           $156,742
Loans, gross................................        178,455             150,921            163,847
  Total discount (1)........................        (11,966)            (12,862)           (17,274)
  Allowance for loan losses (1).............         (3,795)             (2,855)            (1,337)
  Deferred loan fees........................            (82)                (41)               (76)
                                                   --------            --------           --------
Loans, net..................................        162,612             135,163            145,160
                                                   --------            --------           --------
Cash and cash equivalents...................         55,312              32,333             10,580
Stockholders' equity........................        218,907             168,667            156,318
Non-performing loans, net (1)...............            220               1,115              3,868
Other real estate owned, net................             --                 434                 --
OPERATIONS DATA (PERIOD):
Interest income.............................       $ 22,762            $ 19,987           $ 13,412
Other income................................            163                  --                 --
Operating expenses..........................           (343)               (127)              (297)
                                                   --------            --------           --------
Net income..................................         22,582              19,860             13,115
Preferred stock dividends...................         (1,459)             (1,338)               (60)
                                                   --------            --------           --------
Net income available to common
  shareholder...............................       $ 21,123            $ 18,522           $ 13,055
                                                   --------            --------           --------
SELECTED OTHER INFORMATION:
Non-performing assets, net, as a percent of
  total assets..............................           0.10%               0.92%              2.47%
Non-performing loans, net, as a percentage
  of loans, net of discount and deferred
  loan income...............................           0.13                0.81               2.64
Total discount as a percent of gross
  loans.....................................           6.71                8.52              10.54
Allowance for loan losses as a percent of
  total loans, net of discount and deferred
  loan fees.................................           2.28                2.07               0.91
Allowance for loan losses as a percent of
  non-performing loans, net.................       1,725.00              256.05              34.57

------------------------

(1) Effective January 1, 1999, $860,000 was transferred from non-amortizing discount to the allowance for loan losses, representing general reserve allocations. See "Business--Description of Loan Portfolio at December 31, 2000--Purchased Loan Portfolio--Accounting for Purchased Loan Portfolio."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
1998) THROUGH DECEMBER 31, 1998

    Net income available to common shareholders increased $2.6 million, or 14.0%, to $21.1 million for 2000 compared to $18.5 million for 1999 and increased $5.5 million, or 41.9%, in 1999 compared to $13.1 million for 1998. Total interest income increased $2.8 million or 13.9%, to $22.8 million for 2000 compared to $20.0 million for 1999 and increased $6.6 million, or 49.0%, in 1999 compared to $13.4 million for 1998.

    The yields on our earning assets are summarized as follows:

                                                 YEARS ENDED DECEMBER 31,                             PERIOD FROM MARCH 20,
                             ----------------------------------------------------------------                  1998
                                          2000                              1999                    THROUGH DECEMBER 31, 1998
                             ------------------------------    ------------------------------    --------------------------------
                             AVERAGE                           AVERAGE                           AVERAGE
                             BALANCE    INTEREST    YIELD      BALANCE    INTEREST    YIELD      BALANCE     INTEREST     YIELD
                             --------   --------   --------    --------   --------   --------    --------    --------    --------
                                                                    (DOLLARS IN THOUSANDS)
Loans, net................   $171,579   $19,897     11.60%     $145,520   $19,118     13.14%     $138,671    $13,280      12.71%
Interest-bearing
  deposits................     59,805     2,865      4.79        29,297       869      2.97         3,912        132       3.37
                             --------   -------     -----      --------   -------     -----      --------    -------      -----
Total interest-earning
  assets..................   $231,384   $22,762      9.84%     $174,817   $19,987     11.43%     $142,583    $13,412      11.96%
                             ========   =======     =====      ========   =======     =====      ========    =======      =====

    The weighted average yield on our interest-earning assets was 9.84% for 2000, 11.43% for 1999 and 11.96% in 1998. The decrease in yield from 1999 to 2000 is the result of several factors. First, discount and other interest income recognized at the time of individual loan payoffs decreased during 2000. Second, the Bank contributed $80.4 million of loans which had a lower yield than the loans that were in the portfolio at the time of contribution. Third, we invested in a higher amount of interest-bearing deposits during 2000, which lowered the overall yield. The weighted average yield on our interest-earning assets declined from the 1998 period to 1999 primarily due to a higher average balance of lower yielding short-term investments in 1999 compared to 1998. The yield on our loan portfolio increased from the 1998 period to 1999 due to the positive impact of pay-offs of discounted loans in addition to a rising interest rate environment in 1999.

    Income on loans includes the portion of the purchase discount that is accreted into income over the remaining lives of the related loans using the interest method. Because the carrying value of the loan portfolio is net of purchase discount, the related yield on this portfolio generally is higher than the aggregate contractual rate paid on the loans. The total yield includes the excess of a loan's expected discounted future cash flows over its net investment, recognized using the interest method.

    When a loan is paid off, the excess of any cash received over the net investment is recorded as interest income. In addition to the amount of purchase discount that is recognized at that time, income may also include interest owed by the borrower prior to the Bank's acquisition of the loan, interest collected if on non-performing status and other loan fees ("other interest income"). The following table sets forth, for the periods indicated, the components of interest and fees on loans. We cannot assure you that future interest income, including the yields and related level of such income, or the relative portion attributable to loan pay-offs as compared to other sources, will increase or remain the same in the future.

                                                                       YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                     2000                   1999
                                                              -------------------    -------------------
                                                              INTEREST               INTEREST
                                                               INCOME     YIELD       INCOME     YIELD
                                                              --------   --------    --------   --------
                                                                        (DOLLARS IN THOUSANDS)
Regularly scheduled interest and accretion income...........  $17,851     10.41%     $15,905     10.93%
Interest and fee income recognized on loan payoffs:
  Non-amortizing discount...................................      413      0.24          934      0.64
  Amortizing discount.......................................      394      0.23        1,750      1.20
  Other interest and fee income.............................    1,239      0.72          529      0.37
                                                              -------     -----      -------     -----
                                                                2,046      1.19        3,213      2.21
                                                              -------     -----      -------     -----
                                                              $19,897     11.60%     $19,118     13.14%
                                                              =======     =====      =======     =====

    The information in the above table is not presented for 1998 because purchase discount was accounted for on a static pool basis prior to January 1, 1999.

    The amount of loan pay-offs and related discount income is influenced by several factors, including the interest rate environment, the real estate market in particular areas, the timing of transactions, and circumstances related to individual borrowers and loans.

    The average balance of interest-bearing deposits increased $30.5 million to $59.8 million for 2000 compared to $29.3 million for 1999 and increased
$25.4 million in 1999 compared to $3.9 million for 1998. The overall increase in the average balance is a result of cash flow from operating activities. The yield on interest-bearing deposits increased in 2000 because we transferred a portion of interest-bearing deposits from a money market account to higher yielding certificates of deposit. In addition, the yield on the money market account increased in 2000 compared to 1999.

    Other income consists of guarantee fees and gains on sales of loans. Guarantee fee income for the year ended December 31, 2000 increased $40,000. Effective July 1, 2000, we entered into an agreement to make certain assets available to be pledged in connection with borrowings of the Bank from the FHLBB. We receive an annual fee of $80,000 under this agreement. During the year ended December 31, 2000, non-accrual loans with a carrying value of $322,000 were sold to third parties at a gain of $123,000. Additionally, $1.6 million of non-performing loans were sold to the Bank at their net carrying value prior to foreclosure as permitted by the servicing agreement.

    Increases and decreases in operating expenses are detailed in the following paragraphs.

    Loan servicing and advisory expenses increased $66,000, or 16.1%, to $476,000 in 2000 from $410,000 in 1999 and by $113,000, or 38.0%, from $297,000 in 1998. This increase is the result of an increase in the average outstanding loan balances each year.

    For the year ended December 31, 2000, we realized gains on sales of other real estate owned of $246,000 as a result of the sale of one property. The gain of $396,000 for the year ended December 31, 1999, consisted of the gain on sale of two properties. No gain on the sale of other real estate owned was recognized for the year ended 1998.

    Other general and administrative expenses of $113,000 in 2000 and 1999 consisted primarily of professional expenses of $64,000 and $61,000, respectively, shareholder relation expenses of $19,000 and $15,000, respectively, and printing expenses of $24,000 and $8,000, respectively.

    We intend to pay dividends on our preferred stock and common stock in amounts necessary to continue to preserve our status as a REIT under the Internal Revenue Code.

FINANCIAL CONDITION

INTEREST-BEARING DEPOSITS WITH THE BANK

    Interest-bearing deposits with the Bank consist of a money market account with a balance of $37.7 million at December 31, 2000 and certificates of deposit which totaled $17.5 million at December 31, 2000 and matured in February 2001. At December 31, 1999, the balance consisted entirely of a money market account.

LOAN PORTFOLIO

    The outstanding principal balance of the loan portfolio is summarized as follows:

                                                                   AT DECEMBER 31,
                                      -------------------------------------------------------------------------
                                               2000                      1999                     1998
                                      ----------------------    ----------------------   ----------------------
                                      PRINCIPAL   PERCENTAGE    PRINCIPAL   PERCENTAGE   PRINCIPAL   PERCENTAGE
                                       BALANCE     OF TOTAL      BALANCE     OF TOTAL     BALANCE     OF TOTAL
                                      ---------   ----------    ---------   ----------   ---------   ----------
                                                               (DOLLARS IN THOUSANDS)
Mortgage loans on real estate:
  Commercial real estate............  $ 98,842       55.38%     $ 98,748       65.43%    $ 99,695       60.85%
  Multi-family residential..........    72,520       40.64        42,677       28.28       49,854       30.43
  One-to-four family residential....     6,268        3.51         8,415        5.58       12,339        7.53
  Land..............................       587        0.33           820        0.54        1,458        0.89
                                      --------      ------      --------      ------     --------      ------
    Total...........................   178,217       99.86       150,660       99.83      163,346       99.70
Secured commercial..................       209        0.12           232        0.15          251        0.15
Other...............................        29        0.02            29        0.02          250        0.15
                                      --------      ------      --------      ------     --------      ------
    Total...........................  $178,455      100.00%     $150,921      100.00%    $163,847      100.00%
                                      ========      ======      ========      ======     ========      ======

    We intend that each loan acquired from the Bank in the future will be a whole loan, and will be originated or acquired by the Bank in the ordinary course of its business. We also intend that all loans held by us will be serviced by the Bank pursuant to the master service agreement.

    Mortgage loans on non-performing status were $220,000 at December 31, 2000 and $1.1 million at December 31, 1999, respectively. The decline in non-accrual loans is due primarily to the sales of non-accrual loans with a carrying value of $1.9 million.

    Loans generally are placed on non-performing status and the accrual of interest and accretion of discount are generally discontinued when the collectibility of principal and interest is not probable or estimable. Unpaid interest income previously accrued on such loans is reversed against current period interest income. A loan is returned to accrual status when it is brought current in accordance with management's anticipated cash flows at the time of acquisition.

ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is based upon losses estimated to have occurred and is established through a provision for loan losses charged to earnings and by additions in connection with loan acquisitions. Loan losses are charged against the allowance when management believes the loan balance, or a portion thereof, is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

    The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies periodically review the adequacy of the allowance and may require that we make additions to our allowance for loan losses. While management believes these estimates and assumptions are reasonable, we cannot assure you that they will prove to be correct in the future. The actual amount of future provisions that may be required cannot be determined, and such provisions may exceed the amounts of past provisions. Management believes that the allowance for loan losses is adequate to absorb the known and inherent risks in our loan portfolio at each date based on the facts known to management as of such date. We continue to monitor and modify our allowances for general and specific loan losses as economic conditions dictate.

    We perform reviews of our loan portfolio to identify loans for which specific allocations are considered prudent. Specific allocations include the results of measuring impaired loans under Statement of Financial Accounting Standards No. 114. General risk allocations are determined by a formula whereby the loan portfolio is stratified by loan type and by internal risk rating categories. Loss factors are then applied to each strata based on various considerations including historic loss experience, delinquency trends, current economic conditions, industry standards and regulatory guidelines. An additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including regional credit concentration, industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, economic conditions such as interest rates and energy costs and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged-off, and is reduced by charge-offs on loans. Any remaining unallocated portion is reviewed for adequacy in relation to the overall loan portfolio and in recognition of estimates inherent in the calculation methodology.

INTEREST RATE RISK

    Our income consists primarily of interest income on mortgage assets. We do not intend to use any derivative products to manage our interest rate risk. If there is a further decline in market interest rates, we may experience a reduction in interest income on our mortgage loans and a corresponding decrease in funds available to be distributed to our shareholders. The reduction in interest income may result from downward adjustments of the indices upon which the interest rates on loans are based and from prepayments of mortgage loans with fixed interest rates, resulting in reinvestment of the proceeds in lower yielding mortgage loans.

SIGNIFICANT CONCENTRATION OF CREDIT RISK

    Concentration of credit risk generally arises with respect to our loan portfolio when a number of borrowers engage in similar business activities, or activities in the same geographical region. Concentration of credit risk indicates the relative sensitivity of our performance to both positive and negative developments affecting a particular industry. Our balance sheet exposure to geographic concentrations directly affects the credit risk of the loans within our loan portfolio. The majority of our loans are located in New England and California.

    At December 31, 2000, 31.2% of our total loan portfolio consisted of loans located in New England and 41.8% consisted of loans located in California. At December 31, 1999, 49.3% of our total loan portfolio consisted of loans in New England and 26.8% consisted of loans located in California. Consequently, the portfolio may experience a higher default rate in the event of adverse economic, political or business developments or natural hazards in New England or California that may affect the ability of property owners to make payments of principal and interest on the underlying mortgages.

LIQUIDITY RISK MANAGEMENT

    The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of our financial commitments and to capitalize on opportunities for our business expansion. In managing liquidity risk, we take into account various legal limitations placed on a REIT.

    Our principal liquidity needs are:

    (1) to continue to acquire additional mortgage assets as mortgage assets currently in the loan portfolio mature, pay down or prepay and to increase the overall size of the portfolio; and

    (2) to pay dividends on the Series A preferred shares and the Series C preferred shares.

    The acquisition of additional mortgage assets is intended to be funded primarily through the proceeds from repayment of principal balances of mortgage assets by individual borrowers. We do not have and do not anticipate having any material capital expenditures. To the extent that the Board of Directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Internal Revenue Code requiring the distribution by a REIT of at least 90% (95% for taxable years beginning before January 1, 2001) of its REIT taxable income and taking into account taxes that would be imposed on undistributed income), or a combination of these methods. Except for our agreement to guarantee certain commitments of the Bank, we do not currently intend to incur any indebtedness. Our organizational documents limit the amount of indebtedness which we are permitted to incur without the approval of the Series A and the Series C preferred stockholders to no more than 100% of our total stockholders' equity. Any such debt may include intercompany advances made to us by the Bank.

    We may also issue additional series of preferred stock. However, we may not issue additional shares of preferred stock senior to the Series A preferred shares or the Series C preferred shares without the consent of holders of at least two-thirds of the Series A and Series C preferred shares outstanding at that time voting as separate classes. Additional shares of preferred stock ranking on a parity with the Series A preferred shares and the Series C preferred shares may not be issued without the approval of a majority of our independent directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of March 8, 2001, the number and percentage of outstanding shares of common stock, Series A preferred shares and Series B preferred shares beneficially owned by (1) all persons known by us to own more than five percent of such shares; (2) each of our directors; (3) each of our executive officers; and (4) all of our executive officers and directors as a group. The persons or entities named in the table have sole voting and sole investment power with respect to each of the shares beneficially owned by such person or entity. The calculations were based on a total of 100 shares of common stock and 1,416,130 Series A preferred shares and 942 Series B preferred shares outstanding as of March 8, 2001.

                                                                                       PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)             AMOUNT OF SHARES (CLASS)         OUTSTANDING SHARES
---------------------------------------       -------------------------------------  ------------------
                                              100 shares of common stock                    100.0%
Capital Crossing Bank.......................  900 Series B preferred shares                  95.5
John L. Champion(2)(3)......................  2 Series B preferred shares(4)                    *
Nicholas W. Lazares(3)......................  2 Series B preferred shares(4)                    *
Bradley M. Shron(2).........................  --                                                *
Richard Wayne(2)(3).........................  2 Series B preferred shares(4)                    *
Jeffrey Ross(3).............................  --                                                *
Michael J. Fox(3)...........................  --                                                *
All executive officers and directors as a     6 Series B preferred shares
  group (6 persons).........................                                                    *

------------------------

*   Less than 1%.

(1) The address of each beneficial owner is c/o Capital Crossing Preferred Corporation, 101 Summer Street, Boston, Massachusetts 02110.

(2) Executive officer of Capital Crossing Preferred Corporation.

(3) Director of Capital Crossing Preferred Corporation.

(4) Includes 1 share held of record by such executive officer/director's spouse.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information about our directors and executive officers.

NAME                                          AGE      POSITION(S) HELD
----                                        --------   ----------------
Richard Wayne.............................     48      President and Director
John L. Champion..........................     52      Vice President, Treasurer and Director
Bradley M. Shron..........................     44      Vice President and Clerk
Nicholas W. Lazares.......................     49      Director
Jeffrey Ross..............................     56      Director
Michael J. Fox, M.D.......................     54      Director

    The principal occupation for the last five years of each director and executive officer is set forth below.

    RICHARD WAYNE. Mr. Wayne has been the President and a Director of Capital Crossing Preferred since March 1998. Mr. Wayne is President and Co-Chief Executive Officer and a Director of the Bank.

    JOHN L. CHAMPION. Mr. Champion has been the Treasurer and a Director of Capital Crossing Preferred since March 1998 and a Vice President since
April 1999. Mr. Champion is the Bank's Chief Financial Officer, Treasurer and an Executive Vice President.

    BRADLEY M. SHRON. Mr. Shron has been Clerk of Capital Crossing Preferred since March 1998 and a Vice President since April 1999. Mr. Shron is the Bank's General Counsel, Clerk and an Executive Vice President.

    NICHOLAS W. LAZARES. Mr. Lazares has been a Director of Capital Crossing Preferred since March 1998. Mr. Lazares is Chairman of the Board of Directors and Co-Chief Executive Officer of the Bank.

    JEFFREY ROSS. Since October 1999, Mr. Ross has served as the Managing Partner of Ross Fialkow Capital Partners of Boston, Massachusetts. From 1998 until October 1999, Mr. Ross acted as a management and investment consultant. During 1997, Mr. Ross was President and Chief Executive Officer of Hearthstone Assisted Living of Houston, Texas. Mr. Ross has been a Director since
April 1999.

    MICHAEL J. FOX, M.D., M.B.A. Since December 2000, Mr. Fox has been President and Chief Operating Officer of Penwest Pharmaceuticals Company, Inc. Mr. Fox is also a co-founder of and currently serves as Vice President of Business Development for E-Tractions.com, Inc. From 1997 to December 2000,
Mr. Fox served as President and Chief Executive Officer of Healthcare
Advisors, Inc., a consulting firm. From 1998 to 1999, Mr. Fox also served as a Senior Vice President of Alkermes, Inc. From 1991 to 1996, Mr. Fox was Senior Vice President of Astra AB-USA. Mr. Fox has been a Director since January 2000.

INDEPENDENT DIRECTORS

    The terms of the Series A preferred shares and the Series C preferred shares each require that, so long as any Series A preferred shares or any Series C preferred shares are outstanding, certain actions by us must be approved by a majority of our independent directors.

AUDIT COMMITTEE

    We have an audit committee comprised of our independent directors which will, among other things:

    (1) review the engagement and independence of our auditors;

    (2) review the adequacy of our internal accounting controls and financial reporting process; and

    (3) review transactions between us and the Bank.

MANAGEMENT AND DIRECTOR COMPENSATION

    We pay the independent directors a per meeting fee of $1,250 for their services as directors. We will not pay any compensation to our officers or employees or to directors who are not independent directors.

ADVISORY AGREEMENT

    We have entered into an advisory agreement with the Bank to administer our day-to-day operations. As advisor, the Bank is responsible for:

    (1) monitoring the credit quality of our loan portfolio;

    (2) advising us with respect to the acquisition, management, financing and disposition of our loans and other assets; and

    (3) maintaining our corporate and shareholder records.

    The Bank may, from time to time, subcontract all or a portion of its obligations under the advisory agreement to one or more of its affiliates involved in the business of managing mortgage assets or, with the approval of a majority of the Board of Directors as well as a majority of the independent directors, subcontract all or a portion of its obligations under the advisory agreement to unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the advisory agreement, be discharged or relieved in any respect from its obligations under the advisory agreement. The Bank is paid a monthly advisory fee equal to 0.05% per annum of the average gross outstanding balance of our loans for the immediately preceding month, plus reimbursement for certain expenses incurred by the Bank as advisor.

    The advisory agreement has an initial term of five years, and will be renewed automatically for additional one-year periods unless we deliver notice of nonrenewal to the Bank. After the initial five year term, we may terminate the advisory agreement at any time upon 90 days' prior notice. As long as any Series A preferred shares or any Series C preferred shares remain outstanding, any decision by us either not to renew the advisory agreement or to terminate the advisory agreement must be approved by a majority of the Board of Directors, as well as by a majority of the independent directors. Other than the servicing fee and the advisory fee, the Bank will not be entitled to any fee for providing advisory and management services to us.

SERVICING AGREEMENT

    Our loans are serviced by the Bank under the terms of the master service agreement. The Bank in its role as servicer under the terms of the master service agreement receives a fee equal to 0.20% per annum, payable monthly, on the gross outstanding principal balances of loans serviced. For the year ended December 31, 2000, we incurred $381,000 in servicing fees payable to the Bank.

GUARANTEE AND PLEDGE OF ASSETS

    We have guaranteed certain obligations of the Bank and have agreed to pledge certain of our assets as collateral for the advances the Bank may receive from time to time from the Federal Home Loan Bank of Boston. At March 8, 2001, the Bank had $139.0 million in outstanding FHLBB advances. Effective July 1, 2000, we entered into an agreement to make certain assets available to be pledged in connection with borrowings of the Bank. We receive an annual fee of $80,000 from the Bank under this agreement.

                  DESCRIPTION OF THE SERIES C PREFERRED SHARES

    The following summary sets forth the material terms and provisions of the Series C preferred shares, and is qualified in its entirety by reference to the terms and provisions of our restated articles of organization establishing the Series C preferred shares. Except for the dividend rate and redemption date, the Series C preferred shares have terms which are substantially the same as to the Series A preferred shares.

SERIES C PREFERRED SHARES

    The Series C preferred shares form a series of our preferred stock. When issued, the Series C preferred shares will be validly issued, fully paid and non-assessable. The holders of the Series C preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series C preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series C preferred shares are not convertible into any of our other securities. The Series C preferred shares will be exchanged on a one hundred-for-one basis for preferred shares of the Bank if directed by the FDIC under certain circumstances. The Series C preferred shares will rank senior to our common stock, on parity with our Series A preferred shares and, to the extent outstanding after this offering, existing preferred stock, as to dividends and in liquidation.

DIVIDENDS

    Holders of Series C preferred shares shall be entitled to receive, if, when and as declared by our Board of Directors out of assets legally available
therefor, monthly cash dividends at the rate of       % per year of the
liquidation preference, equivalent to $      per share per year. If declared,
dividends on the Series C preferred shares for each monthly period shall be
payable on the fifteenth day of the following month, commencing on       , 2001,
to holders of record on the last business day of the monthly dividend period. Monthly dividend periods will commence on the first day of each month and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends in each period will accrue from the first day of such period, whether or not declared or paid for the prior monthly period.

    The right of holders of Series C preferred shares to receive dividends is non-cumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series C preferred shares for a monthly dividend period, then holders of the Series C preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series C preferred shares, any other series of preferred stock or the common stock. If less than full dividends are declared on the Series C preferred shares by the Board of Directors for a monthly dividend period, the holders of the Series C preferred shares will have no right to receive the amount of such undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series C preferred shares, any other series of preferred stock or the common stock.

AUTHORITY TO ISSUE ADDITIONAL SHARES

    We may increase the number of our authorized shares upon vote of a majority of the holders of our common stock and each outstanding class of preferred stock. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue up to an additional

2,000,000 shares of preferred stock and determine the preferences, voting powers, qualifications, and special or relative rights or privileges thereof. A vote of the holders of two-thirds of the Series C preferred shares is required, however, to create a class of shares that would rank senior to the Series C preferred shares with regard to payment of dividends or amounts upon liquidation. A majority of the independent directors must approve the creation of a class of shares that would rank on parity with the Series C preferred shares. The Board of Directors has no intention at the present time of submitting for a vote of the holders of the Series C preferred shares or the independent directors a plan to create any new class of shares.

AUTOMATIC EXCHANGE

    Each Series C preferred share will be automatically exchanged for one hundredth of one newly issued preferred share of the Bank with a liquidation preference of $1,000.00 per share if the FDIC directs in writing an exchange of the Series C preferred shares for preferred shares of the Bank because:

    (1) the Bank becomes undercapitalized under applicable FDIC regulations;

    (2) the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

    (3) the FDIC, in its sole discretion and even if the Bank is not undercapitalized, anticipates it becoming undercapitalized in the near term.

    Upon the automatic exchange, each holder of Series C preferred shares shall be unconditionally obligated to surrender to the Bank the certificates representing each Series C preferred share of such holder, and the Bank shall be unconditionally obligated to issue to such holder in exchange for each such Series C preferred share a certificate representing one hundredth of one preferred share of the Bank. Any Series C preferred shares purchased or redeemed by us prior to the time of exchange as described below shall not be deemed outstanding and shall not be subject to the automatic exchange. The Bank has unconditionally agreed to issue preferred shares of the Bank in the automatic exchange and to reserve sufficient shares of preferred stock therefor. The Bank will file with the Secretary of State of the Commonwealth of Massachusetts a certificate establishing the preferred shares of the Bank immediately prior to completion of this offering.

    The automatic exchange shall occur as of 8:00 a.m. Eastern Time on the date for the automatic exchange set forth in the FDIC's directive, or, if such date is not set forth in the directive of the FDIC, as of 8:00 a.m. on the earliest possible date that the automatic exchange could occur consistent with the directive. In the latter case, the Bank will issue a press release announcing the automatic exchange prior to the automatic exchange time. As of the time of exchange, all of the Series C preferred shares will be deemed canceled without any further action by us, all rights of the holders of Series C preferred shares as stockholders of Capital Crossing Preferred will cease, and such persons shall immediately be deemed to be the holders of preferred shares of the Bank. We will mail notice of the occurrence of the exchange event to each holder of Series C preferred shares within 30 days of such event. The Bank will deliver to each such holder certificates for preferred shares of the Bank upon surrender of certificates for Series C preferred shares. Until such replacement stock certificates are delivered, or in the event such replacement certificates are not delivered, certificates previously representing Series C preferred shares shall be deemed for all purposes to represent preferred shares of the Bank. All corporate action necessary for the Bank to issue the preferred shares of the Bank will be completed upon completion of this offering. Accordingly, once the FDIC's directive is issued, no action will be required to be taken by holders of Series C preferred shares, by the Bank or by us, in order to effect the automatic exchange.

    Unless the automatic exchange occurs, no preferred shares of the Bank will be issued. If the automatic exchange occurs, the preferred shares of the Bank so issued and those issued upon exchange of our Series A preferred shares would constitute 100% of the issued and outstanding preferred shares of the Bank. Holders of preferred shares of the Bank would have the equivalent dividend rights, liquidation preference, redemption provisions and other attributes as to the Bank as holders of Series C preferred shares have, except that the liquidation preference and redemption price on the preferred shares of the Bank is $1,000.00, one hundred times that on the Series C preferred shares. Any accrued and unpaid dividends on the Series C preferred shares as of the time of exchange would be deemed to be accrued and unpaid dividends on the preferred shares of the Bank on a pro rata basis giving effect to the exchange ratio. The preferred shares of the Bank will not be registered with the SEC and will be offered pursuant to an exemption from registration under Section 3(a)(2) of the Securities Act of 1933, as amended. The Bank does not intend to apply for listing of the preferred shares of the Bank on any national securities exchange or for quotation on The Nasdaq Stock Market or any other interdealer quotation system. As a result, we cannot assure you as to the liquidity of the trading market for the preferred shares of the Bank, if issued.

    Holders of Series C preferred shares cannot exchange their Series C preferred shares for preferred shares of the Bank voluntarily. In addition, if the automatic exchange does not occur, holders of Series C preferred shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank. Such rights as are conferred by the Series C preferred shares exist solely as to Capital Crossing Preferred.

VOTING RIGHTS

    Except as specified below or otherwise expressly required by applicable law, the holders of the Series C preferred shares will not be entitled to vote at any meeting of stockholders.

    The consent of the holders of at least two-thirds of the outstanding shares of Series C preferred stock will be required to:

    (1) create any class or series of stock which shall, as to dividends or distribution of assets, rank senior to the Series C preferred shares;

    (2) alter or change the provisions of our restated articles of organization so as to adversely affect the voting powers, preferences or special rights of the holders of the Series C preferred shares; or

    (3) allow us to incur indebtedness in excess of 100% of our total stockholders' equity.

REDEMPTION

    The Series C preferred shares will not be redeemable prior to             ,
2006, except as described below. On or after such date, the Series C preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $10.00 per share, plus the accrued and unpaid dividends from the beginning of the month in which the redemption occurs to the date of redemption, if any. Any redemption may only be effected with the prior approval of the FDIC, unless FDIC approval is not required at the time of redemption.

    We may, with the prior written approval of the FDIC, redeem the Series C preferred shares, in whole but not in part, at a redemption price of $10.00 per share, plus the monthly accrued and unpaid dividend from the beginning of the month in which the redemption occurs to the date of redemption, if any, if we receive an opinion of counsel to the effect that we will not be able to fully deduct dividends paid, or to be paid, by us or that we will not qualify as a REIT under the Code as a result of:

    (1) any change in the tax laws;

    (2) any judicial decision or other official administrative pronouncement; or

    (3) any change in the official position or the interpretation of any such judicial decision or other official administrative pronouncement.

RIGHTS UPON LIQUIDATION

    If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Series C preferred shares will be entitled to receive out of our assets available for distribution to stockholders on an equal basis with holders of the Series A preferred shares, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series C preferred shares, distributions of $10.00 per share, plus any monthly accrued and unpaid dividend.

    After receiving the liquidating distributions, the holders of Series C preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the liquidation distributions on all outstanding Series C preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the Series C preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of Capital Crossing Preferred, then the holders of the Series C preferred shares and such other classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

    Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Giving effect to this offering, our authorized capital stock will consist of 100 shares of common stock, all of which will be outstanding, 1,725,000
Series C preferred shares, of which 1,500,000 shares will be outstanding, assuming no exercise of the underwriters' over-allotment option, 1,449,000 shares of Series A preferred shares, of which 1,416,130 shares will be outstanding, 1,000 shares of 8.0% cumulative nonconvertible preferred stock, Series B, of which 942 shares will be outstanding, 2,000,000 shares of undesignated preferred stock, none of which will be outstanding and 5,174,000 shares of excess preferred stock, none of which will be outstanding. The following summary description of our capital stock is qualified in its entirety by reference to our restated articles of organization and by-laws, as amended, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    Holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voted in the election of directors can elect all of the directors then standing for election. The holders of common stock have no preemptive rights.

    The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, subject to any preferential dividend rights of any outstanding preferred stock.

    Upon our dissolution or liquidation, holders of common stock will be entitled to receive all of our assets which are available for distribution to our stockholders, subject to any preferential rights of the then outstanding preferred stock.

    There are no redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock, fully paid and non-assessable. There is no established trading market for our common stock, all of which is owned by the Bank.

SERIES A PREFERRED SHARES

    The rights, preferences and privileges of holders of Series A preferred shares are substantially the same as to the terms of the Series C preferred shares with respect to voting rights, preemptive rights, receipt of dividends and rights upon liquidation dissolution or winding up. The Series A preferred shares rank in parity with the Series C preferred shares with respect to dividends and upon liquidation such that the holders of the Series A preferred stock will share on an equal basis with the holders of the Series C preferred shares in all dividends upon redemption or liquidation.

SERIES B PREFERRED SHARES

    Holders of the Series B preferred shares are not entitled to vote at stockholder meetings and are not entitled to notice of such meetings, except where specifically required by law. Holders of the Series B preferred shares have no preemptive rights with respect to any shares of our capital stock, and the Series B preferred shares are not convertible into any of our other securities.

    The holders of the Series B preferred shares are entitled to receive annual dividends equal to 8.0% of the liquidation preference of the Series B preferred shares. Dividends on the Series B preferred shares are cumulative, and all accumulated and unpaid dividends are paid before any dividends are paid on the common stock.

    If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Series B preferred shares will be entitled to receive out of our assets available for distribution to stockholders, and before any amount is paid or distributed to holders of common stock or any class of junior preferred shares, a liquidation amount of $1,000 per share, plus any accumulated and unpaid dividends.

    The Series B preferred shares rank junior to the Series A preferred shares and the Series C preferred shares as to dividends and in liquidation.

UNDESIGNATED PREFERRED STOCK

    Under our restated articles of organization, our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock in one or more classes and to determine the preferences, voting powers, qualifications and special or relative rights or privileges of (1) any class of such preferred stock before the issuance of any shares of that class or (2) one or more series within a class of such preferred stock before the issuance of any shares of that series. This authorization is subject to receipt of all applicable regulatory approvals and the rights of holders of outstanding preferred stock including the Series A preferred shares and the Series C preferred shares, if any, without further action of the stockholders.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year, other than the first year, or during a proportionate part of a shorter taxable year, the so-called Five or Fewer Test.

    In order to protect against the risk of losing our status as a REIT, our restated articles of organization, subject to certain exceptions, provide that no single person, which may include certain groups of persons, may beneficially own more than 9.8% of the aggregate amount of our outstanding capital stock. This limit is called the aggregate equity stock ownership limit. Under our restated articles of organization, a person generally beneficially owns shares if:

    (1) such person has direct ownership of such shares;

    (2) such person has indirect ownership of such shares taking into account the constructive ownership rules of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Code; or

    (3) such person would be deemed to beneficially own such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934.

    Under these rules, beneficial owners of shares of common stock of the Bank will be treated as beneficial owners of capital stock of Capital Crossing Preferred and the value of such shares of the Bank common stock will be aggregated with the value of any Series A preferred shares and Series C preferred shares owned for purposes of determining whether the aggregate equity stock ownership limit is met. Any transfer of shares of capital stock or of any security convertible into shares of preferred stock that would create a direct or indirect ownership of shares of preferred stock in excess of the aggregate equity stock ownership limit, or that would result in our disqualification as a REIT, including any transfer that results in the shares of capital stock being owned by fewer than 100 persons or results in our being closely held within the meaning of Section 856(h) of the Internal Revenue Code, or results in our constructive ownership of 10% or more of the ownership interests in one of our tenants within the meaning of Section 318 of the Internal Revenue Code, as modified by Section 856(d)(5) of the Internal Revenue Code, shall be null and void, and the intended transferee will acquire no rights to the shares of preferred stock. The Board of Directors may, in its sole discretion, waive the aggregate equity stock ownership limit if evidence satisfactory to the Board of Directors is presented that the changes in ownership will not jeopardize our REIT status and the Board of Directors otherwise decides that such action is in our best interest.

    If any purported transfer of our preferred stock or any other event would otherwise result in any person violating the aggregate equity stock ownership limit, or the restated articles of organization, then any such purported transfer will be void and of no force or effect with respect to the purported transferee as to that number of shares in excess of the applicable limit and such prohibited transferee shall acquire no right or interest in such excess preferred shares. Any such excess preferred shares described above will be converted automatically into an equal number of shares of excess preferred stock and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. As soon as practical after the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any prohibited transferee or prohibited owner) will be required to sell such excess preferred shares to a person or entity who could own such shares without violating the applicable limit, and distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for such excess preferred shares or the sales proceeds received by the trust for such excess preferred shares. In the case of any excess preferred shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell such excess preferred shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value of such excess preferred shares as of the date of such event or the sales proceeds received by the trust for such excess preferred shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any such excess preferred shares by the trust, the trustee will be entitled to receive in trust for the beneficiary, all dividends and other distributions paid by us with respect to such excess preferred shares.

    In addition, shares of our preferred stock held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

    (1) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

    (2) the market price on the date we, or our designee, accept such offer.

    We shall have the right to accept such offer for a period of 90 days. Upon such a sale to us, the interest of the beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner.

    Each stockholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of preferred stock as the Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    Each holder of more than 5%, or such lower percentage as may be required pursuant to applicable regulations under the Internal Revenue Code, of any class or series of preferred stock shall upon demand be required to disclose to us in writing any information with respect to the direct and indirect ownership of capital stock as the Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency, or to determine any such compliance.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    We are a Massachusetts corporation. Section 13 of the Massachusetts Business Corporation Law, or the MBCL, enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except:

    (1) for any breach of the director's duty of loyalty to the corporation or its stockholders;

    (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    (3) pursuant to Sections 61 and 62 of the MBCL providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain stockholders; or

    (4) for any transaction from which a director derived an improper personal benefit.

    Section 67 of the MBCL provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, by-laws adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

    Our restated articles of organization provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

                        FEDERAL INCOME TAX CONSEQUENCES

    The following summary of material federal income tax consequences regarding the offering is based upon current law and is for general information purposes only. The discussion contained herein does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders, including, without limitation, insurance companies, tax-exempt organizations (except as described below), financial institutions and broker-dealers, subject to special treatment under the federal income tax laws.

    The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

    Each prospective purchaser should consult with its tax advisor regarding the specific tax consequences to it of the purchase, ownership and sale of the Series C preferred shares and of Capital Crossing Preferred's election to be taxed as a REIT, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

TAXATION OF CAPITAL CROSSING PREFERRED

    We elected to be taxed as a REIT under sections 856 through 860 of the Internal Revenue Code, commencing with the year ended on December 31, 1998.

    The sections of the Internal Revenue Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of the Internal Revenue Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

    Goodwin Procter has acted as our counsel in connection with the offering. We expect to receive an opinion from Goodwin Procter to the effect that, provided that the elections and other procedural steps described in this discussion of "Federal Income Tax Consequences" are duly and timely completed by us in accordance with the applicable provisions of the Internal Revenue Code, we will be organized in conformity with the requirements for qualification as a REIT pursuant to sections 856 through 860 of the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court. It must be emphasized that the Goodwin Procter opinion will be based on various assumptions and conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and income and the past and future conduct of our business. Moreover, such qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Goodwin Procter has not reviewed and will not review compliance with those tests on a continuing basis and our ability to comply with those tests may not be fully within our control. Accordingly, we cannot assure you that the particular facts or actual results of our operations for any particular taxable year will satisfy any such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "--Failure to Qualify."

    As a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, we will be subject to federal income tax in the following circumstances:

    First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See "--Distribution Requirements."

    Second, under certain circumstances, we may be subject to the alternative minimum tax on certain items of tax preference, if any.

    Third, if we have:

    (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business; or

    (2) other nonqualifying income from foreclosure property;

    then we will be subject to tax at the highest corporate rate on such income.

    Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

    Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the gross income attributable to the greater of the amount by which we failed the 75% or 95% gross income test, multiplied by a fraction intended to reflect our profitability.

    Sixth, if we fail to distribute during each calendar year at least the sum of:

    (1) 85% of our REIT ordinary income for such year;

    (2) 95% of our REIT capital gain net income for such year (other than such capital gain net income which we elect to retain and pay tax on); and

    (3) any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    Seventh, if we acquire any asset from a "C" corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other asset) in the hands of a "C" corporation and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired such asset, then to the extent of such asset's built-in-gain (i.e., the excess of the fair market value of such asset at the time of acquisition by us over the adjusted basis in such asset at such time), we will be subject to tax at the highest regular corporate tax rate applicable. The results described above with respect to the tax on built-in-gain assume that we will elect pursuant

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
to existing temporary Treasury regulations to be subject to the rules described in the preceding sentence if we were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

    The Internal Revenue Code defines a REIT as a corporation, trust, or association:

    (1) that is managed by one or more trustees or directors;

    (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

    (3) that would be taxable as a domestic corporation but for sections 856 through 860 of the Internal Revenue Code;

    (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

    (5) the beneficial ownership of which is held by 100 or more persons;

    (6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of each taxable year (the " 5/50 Rule");

    (7) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status;

    (8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and Treasury regulations promulgated thereunder; and

    (9) that meets certain other tests, described below, regarding the nature of its income and assets.

    The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. As described in clause (4), we will fail to qualify as a REIT if we are treated as a financial institution for purposes of the Internal Revenue Code. The term financial institution includes a bank, which is generally defined under the Internal Revenue Code as a business in which a substantial part of its transactions include receiving deposits and making loans. Although 100% of our common stock is owned by the Bank, we have operated, and intend to continue to operate, as a separate corporate entity, in which case Goodwin Procter has advised us that the ownership interest held by the Bank would not affect our REIT qualification. However, we cannot assure you that the IRS will not challenge our separate existence. Any such challenge, if successful, could disqualify us as a REIT.

    For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Internal Revenue Code section 401(a), however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and do not know or, exercising reasonable diligence would not know, that we have violated the 5/50 Rule, we will be deemed to have complied with the 5/50 Rule for such taxable year.

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
    Goodwin Procter has advised us that we may look to the holders of our Series A preferred shares and Series C preferred shares for purposes of satisfying the 100 holder requirement because these preferred shares will be treated as equity for federal income tax purposes. However, the treatment of the Series A preferred shares and Series C preferred shares as equity rather than debt is a determination based on a number of factors, some factual in nature, and is subject to possible challenge by the IRS. Any such challenge, if successful, would result in our disqualification as a REIT. We currently satisfy, and expect to continue to satisfy after the offering, the 5/50 Rule described in clause (6), because for those purposes our common stock held by the Bank is treated as held by the Bank's stockholders. In addition, our restated articles of organization provide for restrictions regarding the transfer of the Series A preferred shares and the Series C preferred shares (and the deemed transfer of common shares currently held by the Bank) that are intended to assist us in continuing to satisfy the share ownership requirements of clauses
(5) and (6). Such transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer." However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of our value. This risk may be increased in the future as the Bank implements its common stock repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares and the Series C preferred shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares and the Series C preferred shares upon the occurrence of a certain tax event or an exchange event could adversely affect ability to satisfy the share ownership requirements in the future. See "Description of the Series C Preferred Shares--Redemption," "--Automatic Exchange." Accordingly, we cannot assure you that we will continue to meet the share ownership requirements of the Internal Revenue Code on a continuing basis.

    We currently have no corporate subsidiaries, but may have corporate subsidiaries in the future. Internal Revenue Code section 856(i) provides that a corporation that is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction and credit.

    In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Internal Revenue Code, including satisfying the gross income and asset tests described below.

INCOME TESTS

    In order for us to maintain our qualification as a REIT, two requirements relating to our gross income must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including rents from real property and interest on obligations secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of stock in other REITs) or from certain types of temporary investment income. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property, mortgages on real property, or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

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
    The term "interest," as defined for purposes of the 75% and 95% gross income tests, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. In addition, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on the income or profits of a debtor if the debtor derives substantially all of its gross income from the related property through the leasing of substantially all of its interests in the property, to the extent the amounts received by the debtor would be characterized as rents from real property if received by a REIT. Furthermore, to the extent that interest from a loan that is based on the cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Internal Revenue Code), income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

    Interest will qualify as "interest on obligations secured by mortgages on real property or on interests in real property" if the obligation is secured by a mortgage on real property having a fair market value at the time of acquisition of the obligation at least equal to the principal amount of the loan. However, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, which apportionment may cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

    We may receive income not described above that is not qualifying income for purposes of one or both of the 75% and 95% gross income tests. We will monitor the amount of nonqualifying income produced by our assets and will manage our portfolio in order to comply at all times with the two gross income tests.

    REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property:

    (1) that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

    (2) for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

    (3) for which such REIT makes a proper election to treat such property as foreclosure property.

    We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

    Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

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
    Net income derived from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held "primarily for sale to customers in the ordinary course of a trade or business." We intend to conduct our operations so that no asset owned by us will be held for sale to customers and that a sale of any such asset will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. In appropriate circumstances, we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that we will comply with the safe-harbor provisions of the Internal Revenue Code or avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of a trade or business.

    If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of its income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of those relief provisions. As discussed above in "--Taxation of Capital Crossing Preferred," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

    At the close of each quarter of each taxable year, we also must satisfy certain tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by cash or cash items (including certain receivables), government securities, real estate assets, or, in cases where we raise new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following our receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage is fully secured by real property and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in mortgage loans or land or improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total value or voting power of the outstanding securities of any one issuer (except for our interests in qualified REIT subsidiaries and other qualified REITs or interests in "taxable REIT subsidiaries"). Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

    We expect that any interests in real property that we acquire generally will be qualifying assets for purposes of the 75% asset test. In addition, we do not intend to hold securities of taxable REIT subsidiaries. We will monitor the status of the assets that we acquire for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests.

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
    If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if:

    (1) we satisfied the asset tests at the close of the preceding calendar quarter; and

    (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

    If the condition described in clause (2) of the preceding sentence were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

DISTRIBUTION REQUIREMENTS

    In order to avoid corporate income taxation of the earnings that we distribute, we are required to distribute with respect to each taxable year dividends (other than capital gain dividends) to our stockholders in an aggregate amount at least equal to the sum of (1) 90% (95% for taxable years beginning before January 1, 2001) of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (2) 90% (95% for taxable years beginning before January 1, 2001) of the net income (after tax), if any, from foreclosure property, minus the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gains corporate tax rates.

    Furthermore, if we should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following such year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and
(3) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

    We may elect to retain, rather than distribute our net long-term capital gains. The effect of such an election is that:

    (1) We will be required to pay the tax on such gains;

    (2) U.S. stockholders (as defined below), while required to include their proportionate share of the undistributed long-term capital gains in income, will receive a credit or refund for their share of the tax paid by us; and

    (3) the basis of U.S. stockholders' shares would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us) included in such U.S. stockholders' long-term capital gains.

    In certain circumstances, our investments may generate income for federal income tax purposes without a corresponding receipt of cash ("phantom income"). In order for us to meet REIT qualifications and/or avoid tax at the REIT level on such phantom income, we may be forced to use cash generated from other sources, including, without limitation, asset sales and borrowings, to make required distributions.

    Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying deficiency dividends to our stockholders in a later year, which may

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be included in our deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENTS

    Pursuant to applicable Treasury Regulations, we must maintain certain records and request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding stock. Failure to comply with such recordkeeping requirements could result in substantial monetary penalties.

EXCESS INCLUSION INCOME

    We have purchased or otherwise acquired mortgage loans. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on such mortgage loans, such arrangement will be treated as a "taxable mortgage pool" for federal income tax purposes. If all or a portion of Capital Crossing Preferred is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as "excess inclusion income" and allocated to our stockholders. Any excess inclusion income:

    (1) could not be offset by net operating losses of a stockholder;

    (2) would be subject to tax as "unrelated business taxable income" to a tax-exempt stockholder;

    (3) would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

    (4) would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to shares of our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Internal Revenue Code, corporate distributions may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief from our failure to qualify as a REIT.

TAX TREATMENT OF AUTOMATIC EXCHANGE

    Upon a Directive, the outstanding Series C preferred shares will be automatically exchanged on a one hundred-for-one basis for preferred shares of the Bank. The automatic exchange will be a taxable exchange with respect to which each holder of the Series C preferred shares will recognize a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series C preferred shares and the fair market value of the preferred shares of the Bank received in the automatic exchange. Because the preferred shares of the Bank will not be listed on any securities exchange or for quotation on The Nasdaq Stock Market or on any over-the-counter market, each

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individual holder will be required to determine the fair market value of preferred shares of the Bank received to determine the tax effect of the automatic exchange. Assuming that such holder's Series C preferred shares were held as capital assets for more than one year prior to the automatic exchange, any gain or loss will be a long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the preferred shares of the Bank will be their fair market value at the time of the automatic exchange. See "Description of the Series C Preferred Shares--Automatic Exchange."

TAXATION OF U.S. STOCKHOLDERS

    As used herein, the term "U.S. stockholder" means a holder of Series C preferred shares that for U.S. federal income tax purposes is not an entity that has a special status under the Internal Revenue Code (such as a tax-exempt organization or a dealer in securities) and is:

    (1) a citizen or resident of the United States;

    (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

    (3) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

    (4) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

    As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions out of earnings and profits that we designate as capital gain dividends by will be taxed as long-term capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his Series C preferred shares. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Series C preferred shares, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Series C preferred shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Series C preferred shares had been held for one year or less), provided that the Series C preferred shares are a capital asset in the hands of the stockholder. In addition, any distribution declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by us during January of the following calendar year.

    Pursuant to legislation enacted in 1997, in the case of a stockholder who is an individual, an estate or trust, long-term capital gains and losses are separated into three tax rate groups, a 20% group, a 25% group and a 28% group, and are subject to tax at the rate effective for each group pursuant to Notice 97-64, 1997-47 IRB 1. We will designate capital gain dividends, if any, as 20% rate gain distributions, 25% rate gain distributions or 28% rate gain distributions and detail such designations in a manner intended to comply with applicable requirements. Final regulations when issued may alter the rules of the Notice. In addition, the IRS has not prescribed regulations regarding the application of the

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new rates to sales of interests in REITs such as Capital Crossing Preferred, and it remains unclear how the new rules will affect such sales, if at all. Finally, the IRS has not yet issued any guidance modifying the rule set forth in the Notice to take into account the elimination of the 18 month holding period required to be eligible for the preferential 20% capital gains rate.

    Stockholders may not include in their individual income tax returns our net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions from us and gain from the disposition of the Series C preferred shares will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Series C preferred shares (or distributions treated as such), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain.

    We may invest in certain types of mortgage loans that may cause us under certain circumstances to recognize phantom income and to experience an offsetting excess of economic income over our taxable income in later years. As a result, stockholders may from time to time be required to pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. Such distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Accordingly, if we receive phantom income, our stockholders may be required to pay federal income tax with respect to such income on an accelerated basis, i.e., before such income is realized by the stockholders in an economic sense. If there is taken into account the time value of money, such an acceleration of federal income tax liabilities would cause stockholders to receive an after-tax rate of return on an investment in us that would be less than the after-tax rate of return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable stockholder will decrease. We will consider the potential effects of phantom income on our taxable stockholders in managing our investments.

    In general, any gain or loss realized upon a taxable disposition of the Series C preferred shares by a U.S. stockholder who is not a dealer in securities will be treated as capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the Series C preferred shares have been held for more than 12 months. In general, any loss upon a sale or exchange of the Series C preferred shares by a U.S. stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by that stockholder as long-term capital gain.

    We will report to our U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder:

    (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

    (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

    A stockholder who does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    Tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"), as defined in
Section 512(a)(1) of the Internal Revenue Code. While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by Capital Crossing Preferred to Exempt Organizations generally should not constitute UBTI. However, a portion of Capital Crossing Preferred's taxable income may be characterized as excess inclusion income which would be subject to tax as UBTI. See "--Excess Inclusion Income." In addition, if an Exempt Organization finances its acquisition of the Series C preferred shares with debt, a portion of its income from us will constitute UBTI pursuant to the "debt-financed property" rules. In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of the dividends from us as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if:

    (1) the percentage of income of Capital Crossing Preferred that is UBTI (determined as if we were a pension trust) is at least 5%;

    (2) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of Capital Crossing Preferred in proportion to their actuarial interests in the pension trust; and

    (3) either (A) one pension trust owns more than 25% of the value of our stock or (B) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of its stock.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing the U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws with regard to an investment in the Series C preferred shares, including any reporting requirements.

    Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Series C preferred shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a non-U.S. corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless
(1) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with us or (2) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's Series C preferred shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's Series C preferred shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her Series C preferred shares, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests (i.e., interests in real property located in the United States and interests in U.S. corporations at least 50% of whose assets consist of U.S. real property interests) will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). An interest in real property solely as a creditor does not constitute a U.S. real property interest, but other interests in real property, such as a participating mortgage loan, would be treated as a U.S. real property interest subject to FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder not entitled to treaty relief or exemption. We are required to withhold 35% of any distribution attributable to gains from the disposition of a U.S. real property interest. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of his or her Series C preferred shares generally will not be taxed under FIRPTA if we are a domestically controlled REIT, defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although it is currently anticipated that we will be a domestically controlled REIT and, therefore, the sale of the Series C preferred shares will not be subject to taxation under FIRPTA, there can be no assurance that we will be a domestically-controlled REIT. Even if we are not a domestically controlled REIT, an alternative exemption to the tax under FIRPTA might be available if either (i) we are not (and have not been within the five-year period prior to the sale) a U.S. real property holding corporation (as defined in applicable Treasury regulations) or (ii) our stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and the selling shareholder held 5% or less of our outstanding stock at all times during a specified testing period. If the gain on the sale of the Series C preferred shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the

30% branch profits tax in the case of non-U.S. corporations), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

    Even if the gain on the sale of our stock is not subject to FIRPTA, such gain will be taxable to a Non-U.S. Stockholder if:

    (1) investment in the Series C preferred shares is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

    (2) the Non-U.S. Stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

    Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders. Non-U.S. Stockholders should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Non-U.S. Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-U.S. Stockholder will be allowed as a credit against any United States federal income tax liability of such Non-U.S. Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

    We or our stockholders may be subject to state and local tax in various states and localities, including those states and localities in which we or they transact business, own property, or reside. The state and local tax treatment of Capital Crossing Preferred and its stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Series C preferred shares.

                              ERISA CONSIDERATIONS

GENERAL

    In evaluating the purchase of Series C preferred shares, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider:

    (1) whether the ownership of Series C preferred shares is in accordance with the documents and instruments governing such Plan;

    (2) whether the ownership of Series C preferred shares is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code;

    (3) whether our assets are treated as assets of the Plan; and

    (4) the need to value the assets of the Plan annually.

    In addition, the fiduciary of an individual retirement arrangement under
Section 408 of the Internal Revenue Code (an "IRA") considering the purchase of Series C preferred shares should consider whether the ownership of Series C preferred shares would result in a non-exempt prohibited transaction under
Section 4975 of the code.

    The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Internal Revenue Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. Plans and IRAs that are prospective purchasers of Series C preferred shares should consult with and rely upon their own advisors in evaluating these matters in light of their own particular circumstances.

PLAN ASSET REGULATION

    Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Internal Revenue Code (the "Plan Asset Regulation", 29 C.F.R. Sec.2510.3-101), when a Plan or IRA makes an equity investment in another entity, the underlying assets of the entity will not be considered Plan Assets if the equity interest is a publicly-offered security.

    For purposes of the Plan Asset Regulation, a "publicly-offered security" is a security that is:

    (1) "freely transferable;"

    (2) part of a class of securities that is "widely held;" and

    (3) sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and part of a class of securities that is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

    The Series C preferred shares will be registered under the Securities Act and the Securities Exchange Act of 1934 within the time periods specified in the Plan Asset Regulation.

    The Plan Asset Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. We expect the Series C preferred shares to be widely held upon the completion of the offering.

    The Plan Asset Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Asset Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that any restrictions imposed on the transfer of the Series C preferred shares are limited to the restrictions on transfer generally permitted under the Plan Asset Regulation and are not likely to result in the failure of the Series C preferred shares to be freely transferable.

    A Plan should not acquire or hold the Series C preferred shares if our underlying assets will be treated as the assets of such Plan. However, we believe that under the Plan Asset Regulation the Series C preferred shares should be treated as publicly-offered securities and, accordingly, our underlying assets of should not be considered to be assets of any Plan or IRA investing in the Series C preferred shares.

EFFECTS OF PLAN ASSET STATUS

    ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed above, our assets under current law do not appear likely to be assets of the Plans receiving Series C preferred shares as a result of the offering. However, if our assets were deemed to be assets of the Plans under ERISA, certain of our directors and officers might be deemed fiduciaries with respect to the Plans that invest in Capital Crossing Preferred and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

    If our assets of are deemed to be Plan Assets, transactions between us and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series C preferred shares could be liable as co-fiduciaries for actions taken by us that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

PROHIBITED TRANSACTIONS

    Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing the Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things:

    (1) a sale or exchange, or leasing, of property with a party in interest;

    (2) a loan or other extension of credit with a party in interest;

    (3) a transaction involving the furnishing of goods, services or facilities with a party in interest; or

    (4) a transaction involving the transfer of Plan assets to, or use of Plan assets by or for the benefit of, a party in interest.

    Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan assets. Similar provisions in Section 4975 of the Internal Revenue Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

    If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (a) undo the transaction, (b) restore to the Plan any profit realized on the transaction and (c) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

    If the investment constituted a prohibited transaction under
Section 408(e)(2) of the Internal Revenue Code by reason of our engaging in a prohibited transaction with the individual who established an IRA or his beneficiary, the IRA would lose its tax-exempt status effective as of the first day of the taxable year in which such prohibited transaction occurred. The entire balance of the IRA would be treated as distributed to the individual who established the IRA or his beneficiary. Such deemed distribution would be taxable as ordinary income, and could also be subject to the 10% excise tax on premature distributions. The other penalties for prohibited transactions would not apply.

    Thus, the acquisition of the Series C preferred shares by a Plan could result in a prohibited transaction if an underwriter, Capital Crossing Preferred, the Bank or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Internal Revenue Code if the Series C preferred shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, such as Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the underwriters), reporting dealers, and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

    A Plan should not acquire the Series C preferred shares pursuant to this offering if such acquisition will constitute a non-exempt prohibited transaction.

    Plan fiduciaries should also consider the consequences of holding more than 10% of the Series C preferred shares if we are predominantly held by qualified trusts. See "Federal Income Tax Consequences--Taxation of U.S. Stockholders" and "--Taxation of Tax-Exempt Stockholders."

                  INFORMATION REGARDING CAPITAL CROSSING BANK

    The following is a summary of certain information regarding the Bank. As an integral part of this prospectus, a copy of the Bank's offering circular relating to the preferred shares of the Bank to be issued in the event of an automatic exchange, including copies of the Bank's Annual Report on Form 10-K for the year ended December 31, 2000 in substantially the form filed with the FDIC which is attached to the offering circular as Attachment A, is attached hereto as Annex I and is incorporated by reference herein. All material information relating to the Bank as of such dates and for the periods then ended, including information relating to the Bank's financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents.

OPERATIONS OF THE BANK

    Capital Crossing Bank was organized as a Massachusetts-chartered trust company in December 1987, and commenced operations in February 1988. The Bank operates as a commercial bank primarily focused on purchasing and originating commercial loans and leases that finance the business activities of individuals and small companies. To the extent authorized by law, the Bank's deposits are insured by the Bank Insurance Fund of the FDIC. The Bank conducts business from its executive and main office in downtown Boston, Massachusetts, and a branch in Chestnut Hill, Massachusetts, through its website at www.capitalcrossing.com and through its leasing subsidiary in Moberly, Missouri. At December 31, 2000, the Bank had total assets of $771.5 million, deposits of $673.9 million and stockholders' equity of $68.4 million. At December 31, 2000, under the regulatory capital ratios developed and monitored by the federal bank regulatory agencies and applicable to banks, the Bank's capital was sufficient to enable it to be qualified as well-capitalized.

    The Bank focuses on selected business lines that management has identified as having the potential to provide higher levels of profitability consistent with prudent banking practices. These business lines include:

    (1) the acquisition of loans secured primarily by commercial real estate, multi-family residential real estate and one-to-four family residential real estate from sellers in the financial services industry and government agencies, at a discount from their then outstanding principal balances;

    (2) offering cash management and commercial lending services to its business customers; and

    (3) providing lease financing to businesses and individuals through its wholly-owned subsidiary, Dolphin Capital Corp.

    The Bank funds its activities with deposits consisting primarily of certificates of deposit and money market accounts as well as borrowings from the Federal Home Loan Bank of Boston. The Bank also offers retail deposit services, including checking and savings accounts, and related services to businesses and individuals through the nationwide electronic banking networks.

SUMMARY FINANCIAL INFORMATION.

    PROFITABILITY. The Bank's net income has increased substantially in recent years. For the year ended December 31, 2000, net income was $10.0 million, as compared to $7.2 million for the same period in 1999. The Bank's net interest income increased from $35.7 million in 1999 to $40.4 million in 2000. The Bank had a net interest margin of 5.91% for the year ended December 31, 2000 and net interest margin of 7.70% for the same period in 1999. The Bank had net interest income of $23.3 million, $19.5 million and $13.7 million for the years ended December 31, 1998, 1997, and 1996, respectively, reflecting net interest margins of 6.30%, 8.08% and 8.36%, respectively, for those periods. The Bank achieved a return on average assets of 1.40%, 1.43%, 2.18% and 2.11% and a return on average equity of 13.84%, 13.21%, 19.93% and 20.16%, 18.06% for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

    ASSET QUALITY. At December 31, 2000, the Bank's net non-performing assets totaled $3.0 million, or 0.39% of total assets, compared to $10.5 million or 1.65% of total assets at December 31, 1999. The Bank's non-performing assets included $1.0 million of other real estate owned, net at December 31, 2000 and $1.5 million at December 31, 1999.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 1999, 1998, 1997 and 1996 have been derived from financial statements audited by Wolf & Company, P.C., independent public accountants. The financial condition, operations and balance sheet data as and for the year ended December 31, 2000 have been derived from financial statements audited by KPMG LLP, independent public accounts. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the consolidated financial statements and related notes set forth in the attached Form 10-K.

                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                              2000        1999        1998        1997        1996
                                            ---------   ---------   ---------   ---------   ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
BALANCE SHEET DATA:
Total assets(1)...........................  $771,484    $639,856    $472,774    $321,776    $230,789
Loans, gross(1)...........................   556,473     453,765     411,109     297,677     224,354
  Total discount(1)(2)....................   (43,397)    (46,710)    (50,704)    (40,184)    (38,192)
  Allowance for loan losses(2)............   (11,138)     (8,484)     (2,625)     (2,273)     (1,965)
  Deferred loan income....................      (297)       (120)       (199)       (388)       (500)
Loans, net................................   501,641     398,451     357,581     254,832     183,697
Direct finance leases(3)..................    53,259      47,690       8,077          --          --
  Allowance for lease losses..............    (1,680)     (1,326)       (250)         --          --
Direct finance leases, net................    51,579      46,364       7,827          --          --
Securities available for sale.............    57,733      72,362      28,308       7,016       4,966
Total deposits............................   673,891     541,521     423,519     285,522     199,575
REIT preferred stock(4)...................    12,636      12,690          --          --          --
Stockholders' equity......................    68,410      72,740      41,592      31,801      25,760
Non-performing loans, net(1)(5)...........     1,993       9,073      13,991       6,791       3,056
Other real estate owned, net..............     1,025       1,458       4,875       3,591       4,688
Book value per common share...............     15.62       12.33        9.93        7.84        6.41
Tangible book value per common share......     14.56       11.49        8.67        7.82        6.38

SELECTED OTHER INFORMATION:
Non-performing assets, net, as a
  percentage of total assets(5)...........      0.39%       1.65%       3.99%       3.23%       3.36%
Non-performing loans, net, as a percentage
  of loans, net of discount and deferred
  loan income(5)..........................      0.39        2.23        3.88        2.64        1.65
Total discount as a percentage of gross
  loans(2)................................      7.80       10.29       12.33       13.50       17.02
Allowance for loan losses as a percentage
  of total loans, net of discount and
  deferred loan income(2).................      2.17        2.08        0.73        0.88        1.06
Allowance for loan losses as a percentage
  of non-performing loans, net(2)(5)......    558.86       93.51       18.76       33.47       64.30
Allowance for lease losses as a percentage
  of direct finance leases(3).............      3.15        2.78        3.10          --          --

CAPITAL RATIOS:
Average stockholders' equity to average
  assets..................................     10.12%      10.79%       9.24%      10.79%      11.71%
Tangible capital to assets................      8.27       10.60        7.69        9.86       11.11
Tier 1 leverage capital(4)................     10.48       13.96        8.11       10.55       12.05
Tier 1 risk-based capital(4)..............     12.26       14.78        9.06       11.98       13.44
Total risk-based capital(4)...............     13.52       16.03        9.92       12.84       14.47

                SELECTED CONSOLIDATED FINANCIAL DATA (CONCLUDED)

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------
                                                   2000        1999        1998        1997        1996
                                                 ---------   ---------   ---------   ---------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF INCOME DATA:
Interest income................................   $78,502     $58,878     $43,768     $32,777     $22,162
Interest expense...............................    38,132      23,183      20,458      13,269       8,499
                                                  -------     -------     -------     -------     -------
Net interest income............................    40,370      35,695      23,310      19,508      13,663
Provision for loan and lease losses............     1,587       2,378       1,090         325         755
                                                  -------     -------     -------     -------     -------
Net interest income after provision for loan
  and lease losses.............................    38,783      33,317      22,220      19,183      12,908
Service fees...................................       682         884         428          77          77
Gains (losses) on sales of securities, net.....       (43)         --         162          41          --
Gains on sales of loans and leases, net........     2,586       1,039         875         117          96
Miscellaneous income...........................       586         562         436         293         365
Operating expenses.............................   (25,321)    (23,168)    (14,245)     (9,811)     (6,940)
                                                  -------     -------     -------     -------     -------
Income before provision for income taxes and
  dividends on REIT preferred stock............    17,273      12,634       9,876       9,900       6,506
Provision for income taxes.....................     6,326       4,619       2,469       4,128       2,713
Dividends on REIT preferred stock, net of tax
  benefit(4)...................................       904         826          --          --          --
                                                  -------     -------     -------     -------     -------
Net income.....................................    10,043       7,189       7,407       5,772       3,793
Dividends on Capital Crossing preferred
  stock........................................        --          31          71          --          --
                                                  -------     -------     -------     -------     -------
Net income available to common stockholders....   $10,043     $ 7,158     $ 7,336     $ 5,772     $ 3,793
                                                  =======     =======     =======     =======     =======
Net income per share:
  Basic........................................   $  1.84     $  1.47     $  1.79     $  1.43     $  1.09
  Diluted......................................      1.77        1.37        1.65        1.34        1.06
Weighted average shares outstanding:
  Basic........................................     5,448       4,858       4,107       4,043       3,480
  Diluted......................................     5,682       5,213       4,447       4,316       3,594

SELECTED OPERATING RATIOS:
Return on average assets.......................      1.40%       1.43%       1.84%       2.18%       2.11%
Return on average stockholders' equity.........     13.84       13.21       19.93       20.16       18.06
Interest rate spread...........................      5.27        7.21        6.05        7.71        7.83
Net interest margin............................      5.91        7.70        6.30        8.08        8.36
Non-interest income to average assets..........      0.53        0.49        0.47        0.20        0.30
Operating expenses to average assets...........      3.53        4.59        3.54        3.70        3.87
Efficiency ratio(6)............................     56.57       65.64       62.09       51.20       54.53

------------------------

(1) Total assets and loans include loans acquired in the fourth quarters of 1998, 1997 and 1996 with carrying values of $1.5 million, $2.2 million and $23.8 million, respectively. While non-performing at the time of purchase based on original loan contracts, these loans are not classified as such unless they become non-performing based on the acquisition dates.

(2) Effective January 1, 1999, the Bank transferred $3.1 million from non-amortizing discount to the allowance for loan losses, representing general reserve allocations.

(3) On May 1, 1998, the Bank formed its wholly-owned leasing subsidiary, Dolphin Capital Corp., and acquired the operating assets of Forrest Holdings, Inc., an Illinois-based leasing company. The Bank did not acquire any lease receivables in that transaction. Prior to May 1, 1998, the Bank did not conduct any lease financing activities.

(4) On February 12, 1999, we completed the sale of 1,416,130 shares of non-cumulative exchangeable preferred stock, Series A with a dividend rate of 9.75%. The $12.6 million of net proceeds raised in the preferred stock offering is reflected on the Bank's balance sheet as a minority interest. The Bank includes these proceeds in Tier 1 and total capital, subject to certain limitations.

(5) Effective January 1, 1999, the Bank changed, on a prospective basis, its method of accounting for purchased loan discounts from a pool basis to an individual loan basis. As a result, non-performing loans are reflected net of both amortizing and non-amortizing discount at December 31, 1999, and net of only non-amortizing discount for all prior dates.

(6) The efficiency ratio represents operating expenses, excluding net gains on sales of other real estate owned and provisions for losses on other real estate owned and amortization of goodwill, as a percentage of net interest income plus other income.

RISK FACTORS

    The purchase of Series C preferred shares involves risks with respect to the performance and capital levels of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership will likely result in an automatic exchange of the Series C preferred shares for preferred shares of the Bank. You would then be a preferred shareholder of the Bank. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in Capital Crossing Preferred. These risks are described in more detail in the attached offering circular under the caption
"Risk Factors" commencing on page   . These risks include:

    - The Bank's non-traditional operating strategy generates financial results that differ from other banks and subjects the Bank to business risks not experienced by financial institutions engaged in more traditional lending activities.

    - As part of its business strategy, the Bank identifies and purchases discounted loans from private sector sellers or government agencies. Although management of the Bank believes that it will continue to be able to pursue this strategy during the reasonably foreseeable future, we cannot assure you that the Bank will be able to continue to do so at the same volumes or levels of discount or that it will be able to obtain the same results as it has experienced in the past.

    - In part as a result of the anticipated growth of the Bank's purchased loan portfolio and the continued acquisition of loan pools including both performing and non-performing loans, the Bank's net non-performing assets, including other real estate owned, may increase in future periods. High levels of such non-performing assets could adversely affect the Bank's results of operations. Moreover, non-performing assets require increased allocation of the Bank's resources and may be significantly affected by the economies and markets for real estate in which they are located.

    - Interests in commercial real estate property located in New England and California, particularly in southern California, secure a significant portion of the Bank's total loan portfolio. As a result, the quality of the Bank's collateral is dependent, in part, on the performance of the commercial real estate market in New England and California, generally, and adverse economic conditions in the Bank's primary market area would adversely affect the Bank's financial condition and results of operations in the future.

    - We cannot assure you that the Bank will be able to compete with other financial institutions for the origination of secured commercial loans, or that the Bank will be able to originate a sufficient volume of loans or originate loans on such terms that will result in the same levels of profitability that the Bank has previously experienced.

    - The Bank faces risks inherent in commercial lending including errors in analyses of credit risk, errors in valuing underlying collateral and other more intangible factors which are considered in making such loans. We cannot assure you that the Bank's profit margins will not be negatively impacted by errors in such analyses and by loan defaults of certain borrowers. Further, the ability of borrowers to repay such loans may be adversely affected by any downturn in general economic conditions.

    - The Bank's results of operations are dependent upon, among other things, its net interest income, which results from the margin between interest earned on interest-earning assets, such as investments, and interest paid on interest-bearing liabilities, such as deposits. Interest rates are highly sensitive to many factors beyond the control of the Bank, including governmental monetary policies, domestic and international economic and political conditions, inflation, recession, unemployment and money supply. Changes in interest rates can affect the Bank's profitability in respect to net interest income, the volume of loans it originates, and the ability of borrowers and purchasers of other real estate owned to service debt. As the Bank has expanded its purchased loan portfolio, it has acquired a number of fixed rate loans which increase its exposure to interest rate risk. Although the Bank funds such purchases with longer term certificates of deposit and takes other steps to limit its overall exposure to interest rate fluctuations, we cannot assure you that it will be successful in doing so. Fluctuations in market interest rates are neither predictable nor controllable and may have a materially adverse impact on the Bank's operations and financial condition.

LENDING ACTIVITIES

    A substantial portion of the Bank's business consists of purchasing loans secured primarily by commercial real estate, or multi-family or one-to-four family residential real estate. These loans are generally purchased in pools at discounts from their outstanding balances from sellers in the financial services industry and government agencies. Since January 1, 1994, the Bank has acquired a total of 113 loan pools containing a total of 3,096 loans for a total net investment of $837.7 million. For the years ended December 31, 2000 and 1999, the Bank achieved weighted average yields on its loan portfolio of 13.65% and 14.70%, respectively.

    The Bank had historically purchased loans secured by assets located in New England. However, as the Bank has gained further experience with its purchased loan program, it has purchased loans secured by real estate outside of New England. Members of its loan acquisition and servicing groups have lending experience in states outside New England, including, in particular, California. The Bank actively monitors the economic and other conditions of the states in which the collateral of its loan portfolio is located, and the Bank's board of directors periodically reviews the geographic diversity of the real estate loan portfolio. This strategy enables the Bank to reduce the credit and collateral risks of its total loan portfolio and allows it to take advantage of selective real estate markets.

    Prior to acquiring any loan or portfolio of loans, the Bank's loan acquisition group conducts a comprehensive review and evaluation of each loan to be acquired in accordance with its credit policy for purchased loans. This review includes an analysis of information provided by the seller, including credit and collateral files, a review and valuation of the underlying collateral and a review, where applicable, of the adequacy of the income produced by the property to service the loan. This review is conducted by the Bank's in-house loan acquisition group, which includes credit analysts, real estate appraisers, an environmental department and legal counsel.

    The current value of the collateral is determined by the Bank's in-house appraisal group considering, among other factors, the type of property, its condition and location and its highest and best use. In many cases, real estate brokers and/or appraisers with specific knowledge of the local real estate market are also consulted. For larger loans, members of the Bank's loan acquisition group typically visit the collateral, conduct a site inspection and conduct an internal rental analysis of competing commercial properties. The Bank also analyzes the capacity of the collateral to service the loan. The Bank requires that any loans in excess of $250,000 meet minimum debt service coverage ratio requirements, consisting of the ratio of net operating income of the borrower to total principal and interest payments. New tax and title searches may also be obtained. The Bank's in-house environmental specialists review available information with respect to each property to assess potential environmental risk.

    In order to determine the amount that the Bank bids to acquire discounted loans, it considers, among other factors:

    - the yield expected to be earned;

    - geographic location;

    - servicing restrictions, if any;

    - the collateral securing the loan;

    - the length of time during which the loan has performed in accordance with its repayment terms;

    - the recourse nature of the debt;

    - the age and performance of the loan; and

    - the resources of the borrower.

    In addition to the factors listed above, the Bank also considers the amount it may realize through collection efforts or foreclosure and sale of the collateral, net of expenses, and the length of time and costs required to complete the collection or foreclosure process in the event a loan becomes non-performing or is non-performing at the purchase date. Under the Bank's credit policy for purchased loans, all bids are subject to the approval of the chairman or the president of the Bank and any individual loan whose allocated purchase price exceeds $5 million is subject to approval by the loan and investment committee, which consists of the Bank's chairman, president, two independent directors and certain officers of the Bank.

    Upon purchase of a loan or loan pool, each loan is assigned to one of the Bank's loan officers. In managing purchased loan accounts, the loan officers seek, among other things, to establish good working relationships with the borrowers and to market other services to these customers. In the event that a purchased loan becomes delinquent, or if it is delinquent at the time of purchase, the Bank promptly pursues repayment of the loan. If a delinquent loan becomes non-performing, the Bank may pursue a number of alternatives with the goal of maximizing its overall return on each loan in a timely manner, including restructuring the loans to levels that are supported by existing collateral and debt service capabilities. During this restructuring period, the Bank does not recognize interest income on such loans unless regular payments are being made. In instances when a loan is not restructured, the Bank generally seeks resolution through either foreclosure and sale of the collateral or, under limited circumstances, negotiating a discounted payoff with borrowers, which may be accomplished through refinancing by the borrower with another lender.

LEASING ACTIVITIES

    Dolphin Capital, the Bank's leasing subsidiary, provides lease financing primarily to small businesses and, to a lesser extent, individuals for the acquisition of copiers, computers and other business equipment. Prior to 1999, the Bank sold leases to investors and retained the lease servicing function as a source of fee income. The Bank's primary business strategy as of January 1, 1999 is to originate leases for inclusion in its loan and lease portfolio. For the year ended December 31, 2000, leases with aggregate carrying values of $369,000 were sold. No leases were sold in 1999. For the years ended December 31, 2000 and 1999, the Bank's lease portfolio had a yield of 12.73% and 12.70%, respectively.

    All equipment leases originated by the Bank are non-cancelable. During the term of a typical lease, scheduled payments are sufficient, in the aggregate, to cover the Bank's borrowing costs and the costs of the underlying equipment, and to provide it with a profit. Throughout the term of the lease, the Bank charges late fees and insurance premiums, when applicable, which enhance the profitability of the lease. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life. Initial terms of the leases in the Bank's portfolio generally range from 10 to 63 months.

REGULATORY CAPITAL REQUIREMENTS

    Under current FDIC prompt corrective action regulations, state-chartered, non-member banks (banks that are not members of the Federal Reserve System), such as the Bank, are required to comply with three separate minimum capital requirements: a Tier 1 leverage capital ratio, as defined below, and two risk-based capital ratios.

    LEVERAGE RATIO. The capital regulations establish a minimum 3% ratio of Tier 1 capital (defined below) to total assets (the "Tier 1 leverage capital ratio") for the most highly rated state-chartered, non-member banks, with an additional requirement of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively imposes a minimum Tier 1 leverage capital ratio for such other banks of between 4% to 5% or more. Under the capital regulations, highly rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings. "Tier 1 capital" generally includes common stockholders' equity (including retained earnings), qualifying noncumulative perpetual preferred stock and any related surplus, and minority interest in the equity accounts of fully consolidated subsidiaries. Intangible assets, other than properly valued purchased mortgage servicing rights up to certain specified limits, must be deducted from Tier 1 capital. As of December 31, 2000, the Bank's Tier 1 leverage capital ratio was 10.48%.

    RISK-BASED CAPITAL. The risk-based capital requirements contained in the capital regulations generally require state-chartered, non-member banks to maintain a ratio of Tier 1 capital to risk-weighted assets ("Tier 1 risk-based capital ratio") of at least 4% and a ratio of total capital to risk-weighted assets ("total risk-based capital ratio") of at least 8%. Risk-weighted assets are determined by multiplying certain categories of a bank's assets, including off-balance sheet asset equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets specified in the capital regulations. For purposes of the risk-based capital requirements, "total capital" means Tier 1 capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of Tier 1 capital. "Supplementary capital" includes, among other things, so-called permanent capital instruments (perpetual preferred stock, mandatory redeemable preferred stock, intermediate-term preferred stock, mandatory convertible subordinated debt and subordinated debt), and a certain portion of the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. As of December 31, 2000, the Bank's Tier 1 risk-based capital ratio was 12.26% and its total risk-based capital ratio was 13.52%.

    REGULATORY CONSEQUENCES OF FAILING TO MEET CAPITAL REQUIREMENTS. A number of sanctions may be imposed on FDIC-insured banks that are not in compliance with the capital regulations, including, among other things, restrictions on asset growth and imposition of a capital directive that may require, among other things, an increase in regulatory capital, reduction of rates paid on savings accounts, cessation of or limitations on deposit-gathering, lending, purchasing loans, making specified investments, or issuing new accounts, limits on operational expenditures, an increase in liquidity and such other restrictions or corrective actions as the FDIC may deem necessary or appropriate. In addition, any FDIC-insured bank that is not meeting its capital requirements must provide the FDIC with prior notice before the addition of any new director or senior officer.

    Under the FDIC's prompt corrective action regulations, a bank is deemed to be:

    (1) "well capitalized" if it has total risk-based capital of 10% or more, a Tier 1 risk-based capital ratio of 6% or more and a Tier 1 leverage capital ratio of 5% or more and is not subject to any written agreement, order, capital directive, or corrective action directive;

    (2) "adequately capitalized" if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of well capitalized;

    (3) "undercapitalized" if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances);

    (4) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%; and

    (5) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

    Section 38 of the Federal Deposit Insurance Act, as amended ("FDIA") and the regulations also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

    As of December 31, 2000, the Bank's Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratio were 10.48%, 12.26%, and 13.52%, respectively, sufficient to enable it to be qualified as well-capitalized under such FDIC regulations.

    Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which include:

    (1) restricting payment of capital distributions and management fees;

    (2) requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital;

    (3) requiring submission of a capital restoration plan;

    (4) restricting the growth of the institution's assets; and

    (5) requiring prior approval of certain expansion proposals.

    The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include the following:

    (1) requiring the institution to raise additional capital;

    (2) restricting transactions with affiliates;

    (3) restricting interest rates paid by the institution on deposits;

    (4) requiring replacement of senior executive officers and directors;

    (5) restricting the activities of the institution and its affiliates;

    (6) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and

    (7) any other supervisory action that the agency deems appropriate.

    The Federal Deposit Insurance Corporation Improvements Act of 1991, as amended, provides for the appointment of a conservator or receiver for any insured depository institution that is critically undercapitalized, or that is undercapitalized and:

    (1) has no reasonable prospect of becoming adequately capitalized;

    (2) fails to become adequately capitalized when required to do so under the prompt corrective action provisions;

    (3) fails to submit an acceptable capital restoration plan within the prescribed time limits; or

    (4) materially fails to implement an accepted capital restoration plan.

    In addition, the FDIC will be required to appoint a receiver (or a conservator) for a critically undercapitalized depository institution within 90 days after the institution becomes critically undercapitalized or to take such other action that would better achieve the purpose of Section 38 of FDIA. Such alternative action can be renewed for successive 90 day periods. With limited exceptions, however, if the institution continues to be critically undercapitalized on average during the quarter that begins 270 days after the institution first became critically undercapitalized, a receiver must be appointed.

    The Bank's actual capital ratios and capital requirements as of December 31, 2000 are set forth in the following table:

                                                                                            MINIMUM
                                                                                          TO BE WELL
                                                                                       CAPITALIZED UNDER
                                                                  MINIMUM CAPITAL      PROMPT CORRECTIVE
                                                ACTUAL             REQUIREMENTS        ACTION PROVISIONS
                                          -------------------   -------------------   -------------------
                                           AMOUNT     RATIO      AMOUNT     RATIO      AMOUNT     RATIO
                                          --------   --------   --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
Total capital
  (to risk weighted assets).............  $84,379      13.52%   $49,918      8.00%    $62,398      10.00%
Tier 1 capital
  (to risk weighted assets).............   76,516      12.26     24,959      4.00      37,439       6.00
Tier 1 capital
  (to average assets)...................   76,516      10.48     29,212      4.00      36,515       5.00

    As part of its common stock repurchase program the Bank agreed with the FDIC to maintain its regulatory ratios at least one percentage point higher than the required minimums to be qualified as well-capitalized so long as the repurchase program continues.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement
dated       , 2001, the underwriters named below, whom are represented by
Ferris, Baker Watts, Incorporated and Advest, Inc., have severally agreed to purchase from us the following respective number of Series C preferred shares at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                             NUMBER OF SERIES C
UNDERWRITER                                                   PREFERRED SHARES
-----------                                                  ------------------
Ferris, Baker Watts, Incorporated..........................
Advest, Inc................................................
      Total................................................
                                                                  ========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the Series C preferred shares offered by this prospectus if any of such shares are purchased.

    We have been advised by the underwriters that the underwriters propose to offer the Series C preferred shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain securities
dealers at such price less a concession not in excess of $      per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $      per share to certain other dealers. After the offering, the public offering price, concession, allowance and reallowance may be changed by the representatives of the underwriters.

    The following table sets forth the per share and total underwriting discounts and commissions and expenses to be paid to the underwriters by us. The amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Underwriting Discounts and Commissions:
Per share............................................
  Total..............................................
Expenses:............................................

    We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to 225,000 additional Series C preferred shares at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Series C preferred shares to be purchased by it shown in the
above table bears to       and we will be obligated, pursuant to the option, to
sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Series C preferred shares offered hereby. If the option is exercised, the underwriters will offer such additional shares on the same terms as those on which the 1,500,000 Series C preferred shares are being offered.

    The underwriters have informed us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of Series C preferred shares offered by them.

    Prior to the offering, there has been no public market for the Series C preferred shares. The Series C preferred shares have been approved for quotation and trading, subject to official notice of
issuance, on The Nasdaq National Market under the trading symbol "      ". The
trading of the Series C preferred shares on The Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series C preferred shares. The representatives have advised us that they intend to make a market in the Series C preferred shares prior to the commencement of trading on The Nasdaq National Market. The underwriters will have no obligation to make a market in the Series C preferred shares, however, and may cease market making activities, if commenced, at any time.

    It is expected that delivery of the Series C preferred shares will be made
to investors on or about       , 2001.

    We and the Bank have agreed to indemnify the underwriters against certain losses, claims, damages or liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

    We have agreed to reimburse the representatives for their actual out-of-pocket expenses incurred in connection with this offering, including certain fees and disbursements of underwriters' counsel. The total estimated
offering expenses to be paid by us are $      , including the out-of-pocket
expenses of the representatives incurred in connection with this offering.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series C preferred shares. Such transactions may include stabilization transactions pursuant to which the representatives may bid for or purchase Series C preferred shares for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more Series C preferred shares in connection with the offering than they are committed to purchase from us, and in such case the representatives may purchase Series C preferred shares in the open market following completion of the offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position by exercising their over-allotment option referred to above. In addition, the representatives, on behalf of the underwriters, may impose "penalty bids" under contractual arrangements with the underwriters whereby they may reclaim from an underwriter (or dealer participating in the offering) for the account of other underwriters, the selling concession with respect to Series C preferred shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Series C preferred shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Series C preferred shares to the extent that it could discourage resales of the security. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series C preferred shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts, and for the underwriters by Thacher Proffitt & Wood, Washington, DC.

                              INDEPENDENT AUDITORS

    Our audited financial statements for the period from inception (March 20, 1998) through December 31, 1998 and for the year ended December 31, 1999 included in this prospectus have been audited by Wolf & Company, P.C., independent public accountants, as stated in their report appearing herein. Our audited financial statements for the year ended December 31, 2000 included in this prospectus have been audited by KPMG LLP, independent public accountants, as stated in their report appearing herein.

                             AVAILABLE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-11 (referred to, together with all amendments, exhibits, schedules and supplements thereto, as the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the Series C preferred shares. This prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information with respect to Capital Crossing Preferred and the Series C preferred shares, you should refer to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to herein filed as an exhibit to the Registration Statement are not necessarily complete and each such statement is qualified in all respects by the provisions of such exhibit.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W, Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including, Boston Properties, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Reports...............................    F-2

Balance Sheets..............................................    F-4

Statements of Income........................................    F-5

Statements of Changes in Stockholders' Equity...............    F-6

Statements of Cash Flows....................................    F-7

Notes to Financial Statements...............................    F-8

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
CAPITAL CROSSING PREFERRED CORPORATION:

    We have audited the accompanying balance sheet of Capital Crossing Preferred Corporation, (formerly Atlantic Preferred Capital Corporation), as of
December 31, 2000 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Crossing Preferred Corporation as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Boston, Massachusetts
January 22, 2001

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
CAPITAL CROSSING PREFERRED CORPORATION:

    We have audited the accompanying balance sheet of Capital Crossing Preferred Corporation (formerly Atlantic Preferred Capital Corporation) as of
December 31, 1999 and the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 1999 and for the period from inception (March 20, 1998) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Crossing Preferred Corporation as of December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from inception (March 20, 1998) through December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2000

                     CAPITAL CROSSING PREFERRED CORPORATION

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Cash account with Capital Crossing Bank.....................  $     85   $     40
Interest bearing deposits with Capital Crossing Bank........    55,227     32,293
                                                              --------   --------
      Total cash and cash equivalents.......................    55,312     32,333
                                                              --------   --------
Certificate of deposit......................................       100        100
                                                              --------   --------
Loans, net of deferred loan income..........................   178,373    150,880
  Less discount.............................................   (11,966)   (12,862)
  Less allowance for loan losses............................    (3,795)    (2,855)
                                                              --------   --------
      Loans, net............................................   162,612    135,163
                                                              --------   --------
Accrued interest receivable.................................     1,159        812
Other real estate owned.....................................        --        434
Other assets................................................        --         31
                                                              --------   --------
                                                              $219,183   $168,873
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities......................  $    276   $    206
                                                              --------   --------
Total liabilities...........................................       276        206
                                                              --------   --------
Stockholders' equity:
  Preferred stock, Series A, 9 3/4% non-cumulative,
    exchangeable; $.01 par value; $10 liquidation value per
    share; 1,449,000 shares authorized, 1,416,130 shares
    issued and outstanding at December 31, 2000 and 1999....        14         14
  Preferred stock, Series B, 8% cumulative, non-convertible;
    $.01 par value; $1,000 liquidation value per share plus
    accrued dividends; 1,000 shares authorized, 946 shares
    issued and outstanding at December 30, 2000,
    1,000 shares authorized issued and outstanding at
    December 31, 1999.......................................        --         --
  Common stock, $.01 par value, 100 shares authorized,
    issued and outstanding..................................        --         --
  Additional paid-in capital................................   218,893    167,839
  Retained earnings.........................................        --        814
                                                              --------   --------
      Total stockholders' equity............................   218,907    168,667
                                                              --------   --------
                                                              $219,183   $168,873
                                                              ========   ========

                See accompanying notes to financial statements.

                     CAPITAL CROSSING PREFERRED CORPORATION

                              STATEMENTS OF INCOME

                                                                                    PERIOD FROM
                                                                                     INCEPTION
                                                                                     (MARCH 20,
                                                                  YEAR ENDED           1998)
                                                                 DECEMBER 31,         THROUGH
                                                              -------------------   DECEMBER 31,
                                                                2000       1999         1998
                                                              --------   --------   ------------
                                                                        (IN THOUSANDS)
Interest income:
  Interest and fees on loans................................  $19,897    $19,118      $13,280
  Interest on interest-bearing deposits.....................    2,865        869          132
                                                              -------    -------      -------
      Total interest income.................................   22,762     19,987       13,412
                                                              -------    -------      -------
Other income:
  Guarantee fee income......................................       40         --           --
  Gains on sales of loans...................................      123         --           --
                                                              -------    -------      -------
      Total other income....................................      163         --           --
                                                              -------    -------      -------
Operating expenses:
  Loan servicing and advisory...............................      476        410          297
  Other real estate owned income............................     (246)      (396)          --
  Other general and administrative..........................      113        113           --
                                                              -------    -------      -------
      Total operating expenses..............................      343        127          297
                                                              -------    -------      -------
    Net income..............................................   22,582     19,860       13,115
Preferred stock dividends...................................    1,459      1,338           60
                                                              -------    -------      -------
Earnings available to common shareholder....................  $21,123    $18,522      $13,055
                                                              =======    =======      =======

                See accompanying notes to financial statements.

                     CAPITAL CROSSING PREFERRED CORPORATION
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
        YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION
                   (MARCH 20, 1998) THROUGH DECEMBER 31, 1998

                                                      PREFERRED STOCK        PREFERRED STOCK
                                 COMMON STOCK             SERIES A              SERIES B         ADDITIONAL
                              -------------------   --------------------   -------------------    PAID-IN     RETAINED
                               SHARES     AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL     EARNINGS    TOTAL
                              --------   --------   ---------   --------   --------   --------   ----------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
Balance at March 20, 1998...     --        $ --            --     $ --         --       $ --      $     --    $     --   $     --
Issuance of common stock....    100          --            --       --         --         --       139,740          --    139,740
Issuance of preferred stock,
  Series B..................     --          --            --       --      1,000         --         1,000          --      1,000
Capital contribution from
  common stockholder........     --          --            --       --         --         --        14,523          --     14,523
Net income..................     --          --            --       --         --         --            --      13,115     13,115
Cumulative dividends on
  preferred stock, Series
  B.........................     --          --            --       --         --         --            --         (60)       (60)
Common stock dividend.......     --          --            --       --         --         --            --     (12,000)   (12,000)
                                ---        ----     ---------     ----      -----       ----      --------    --------   --------
Balance at December 31,
  1998......................    100          --            --       --      1,000         --       155,263       1,055    156,318

Net proceeds from issuance
  of preferred stock, Series
  A.........................     --          --     1,416,130       14         --         --        12,576          --     12,590
Net income..................     --          --            --       --         --         --            --      19,860     19,860
Dividends on preferred
  stock, Series A...........     --          --            --       --         --         --            --      (1,258)    (1,258)
Cumulative dividends on
  preferred stock, Series
  B.........................     --          --            --       --         --         --            --         (80)       (80)
Common stock dividend.......     --          --            --       --         --         --            --     (18,763)   (18,763)
                                ---        ----     ---------     ----      -----       ----      --------    --------   --------
Balance at December 31,
  1999......................    100          --     1,416,130       14      1,000         --       167,839         814    168,667

Net income..................     --          --            --       --         --         --            --      22,582     22,582
Capital contribution from
  common stockholder........     --          --            --       --         --         --        80,433          --     80,433
Dividends on preferred
  stock, Series A...........     --          --            --       --         --         --            --      (1,381)    (1,381)
Cumulative dividends on
  preferred stock, Series
  B.........................     --          --            --       --         --         --            --         (78)       (78)
Repurchase of preferred
  stock, Series B...........     --          --            --       --        (54)        --           (54)         --        (54)
Return of capital to common
  stockholder...............     --          --            --       --         --         --       (29,325)         --    (29,325)
Common stock dividend.......     --          --            --       --         --         --            --     (21,937)   (21,937)
                                ---        ----     ---------     ----      -----       ----      --------    --------   --------
Balance at December 31,
  2000......................    100        $ --     1,416,130     $ 14        946       $ --      $218,893    $     --   $218,907
                                ===        ====     =========     ====      =====       ====      ========    ========   ========

                See accompanying notes to financial statements.

                     CAPITAL CROSSING PREFERRED CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                            PERIOD FROM
                                                                                             INCEPTION
                                                                                             (MARCH 20,
                                                                                               1998)
                                                               YEARS ENDED DECEMBER 31,       THROUGH
                                                              ---------------------------   DECEMBER 31,
                                                                  2000           1999           1998
                                                              ------------   ------------   ------------
                                                                            (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $ 22,582       $ 19,860       $ 13,115
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Net gain on sale and disposition of other real estate
        owned...............................................        (246)          (396)            --
      Gain on sales of loans................................        (123)            --             --
      Other, net............................................        (246)            --           (578)
                                                                --------       --------       --------
        Net cash provided by operating activities...........      21,967         19,464         12,537
                                                                --------       --------       --------
Cash flows from investing activities:
  Loan repayments...........................................      51,077         44,557         31,712
  Purchases of loans from Capital Crossing Bank.............          --        (36,263)       (21,609)
  Sales of other real estate owned..........................         680          1,471             --
  Sales of loans............................................       2,030             --
  Purchase of certificate of deposit........................          --           (100)            --
                                                                --------       --------       --------
        Net cash provided by investing activities...........      53,787          9,665         10,103
                                                                --------       --------       --------
Cash flows from financing activities:
  Net proceeds from issuance of preferred stock, Series A...          --         12,590             --
  Repurchase of preferred stock, Series B...................         (54)            --             --
  Return of capital to common stockholder...................     (29,325)            --             --
  Payment of preferred stock dividends......................      (1,459)        (1,203)           (60)
  Payment of common stock dividend..........................     (21,937)       (18,763)       (12,000)
                                                                --------       --------       --------
        Net cash used in financing activities...............     (52,775)        (7,376)       (12,060)
                                                                --------       --------       --------
Net change in cash and cash equivalents.....................      22,979         21,753         10,580
Cash and cash equivalents at beginning of period............      32,333         10,580             --
                                                                --------       --------       --------
Cash and cash equivalents at end of period..................    $ 55,312       $ 32,333       $ 10,580
                                                                ========       ========       ========
Supplemental information:
  Value of loans transferred by Capital Crossing Preferred's common stockholder in exchange for the issuance of
    common stock and preferred stock, Series B..............    $     --       $     --       $140,740
  Capital contribution from common stockholder in form of
    mortgage loans..........................................      80,433             --         14,523
  Transfers from loans to other real estate owned...........          --          1,509             --
  Income taxes paid.........................................          --             31             --

                See accompanying notes to financial statements.

                     CAPITAL CROSSING PREFERRED CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    Capital Crossing Preferred Corporation (the "Company"), formerly Atlantic Preferred Capital Corporation, is a Massachusetts corporation organized on March 20, 1998, to acquire and hold real estate assets. Capital Crossing Bank (the "Bank"), a federally insured Massachusetts trust company, owns all of the Company's common stock (as defined below). The Bank is in compliance with its regulatory capital requirements at December 31, 2000.

    On March 31, 1998, the Company was initially capitalized with the issuance to the Bank of 100 shares of the Company's common stock, $.01 par value, and 1,000 shares of Series B preferred stock, $.01 par value, with the Bank transferring to the Company a portfolio of loans at its estimated fair value of $140,740,000. Such loans were recorded in the accompanying balance sheet at the Bank's historical cost, which approximated their estimated fair values.

    In 1999, the Company completed the sale of 1,416,130 shares of Series A preferred stock. See Note 3.

    BUSINESS

    The Company's business is to hold real estate assets acquired from the Bank. The Bank's primary business lines include the acquisition of commercial real estate and multi-family residential real estate loans from sellers in the financial services industry.

    USE OF ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for losses on loans, the allocation of purchase discount between amortizing and non-amortizing portions, and the rate at which discount is accreted into interest income.

    CASH EQUIVALENTS

    Cash equivalents include cash and interest-bearing deposits held at the Bank.

    LOANS

    A substantial portion of the loan portfolio is composed of commercial real estate and multi-family loans in California and New England. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic sectors in these regions.

    Loans, as reported, have been adjusted for discounts on loans purchased, net deferred loan fees and the allowance for loan losses.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    LOANS (CONTINUED)

    Accrual of interest on loans and discount accretion are discontinued when the collectibility of principal and interest is not probable or estimable. Interest income previously accrued on such loans is reversed against current period interest income, and the loan is accounted for using either the cash basis or the cost recovery method whereby any amounts received are applied against the recorded amount of the loan. A determination as to which method is used is made on a case-by-case basis.

    Loans are returned to accrual status when the loan is brought current in accordance with management's anticipated cash flows at the time of loan acquisition or origination.

    Net deferred loan fees and costs are amortized as an adjustment of the related loan yields using the interest method.

    The Company accounts for purchased loans under the guidance of AICPA Practice Bulletin 6, AMORTIZATION OF DISCOUNTS ON CERTAIN ACQUIRED LOANS. Prior to January 1, 1999, this guidance was applied using unique and exclusive static pools. Static pools were established based on the original acquisition timing. Once a static pool was established, the loans remained in the pool, unless restructured on terms consistent with the Company's loan policy and documentation standards and transferred to the Company's originated loan portfolio.

    Prior to January 1, 1999, at the time of acquisition of purchased pools of loans, the excess of the contractual balances over the amount of reasonably estimable and probable discounted future cash collections for the pool was recorded as non-amortizing discount. The remaining discount, which represented the excess of the amount of reasonably estimable and probable discounted future cash collections over the acquisition amount was accreted into interest income using the interest method and was not accreted on non-accrual loans. The non-amortizing discount was not accreted into income until it was determined that the amount and timing of the related cash flows were reasonably estimable and collection was probable. If cash flows could not be reasonably estimated for any loan within a pool, and collection was not probable, the cost recovery method of accounting was used. Under the cost recovery method, any amounts received were applied against the recorded amount of the loan.

    Subsequent to acquisition, if cash flow projections improved, and it was determined that the amount and timing of the cash flows related to the non-amortizing discount were reasonably estimable and collection was probable, the corresponding decrease in the non-amortizing discount was transferred to the amortizing portion and was accreted into interest income over the estimated remaining lives of the loans on the interest method. Under the Company's loan rating system, each loan was evaluated for impairment and, where necessary, a portion of the respective loan pool's non-amortizing discount was allocated to the loan. If no non-amortizing discount was available, an allowance was established through a provision for loan losses. In addition, if this evaluation revealed that cash flows could not be estimated or the collection of the loan was not otherwise probable, the loan was accounted for on the cost recovery method.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    LOANS (CONCLUDED)

    Effective January 1, 1999, the Company changed, on a prospective basis, its method of accounting for purchased loan discounts and the related recognition of discount loan income and provisions for loan losses. Under this accounting change, discount loan income and loan loss provisions are accounted for on an individual loan basis, rather than as previously recognized in the aggregate on a static purchased pool basis and was accounted for as a "change in estimate" in accordance with Accounting Principles Board Opinion No. 20. Accounting for loans on an individual basis rather than a pool basis allows the Company to selectively acquire qualified individual loans from the Bank rather than acquiring entire pools which may contain individual loans that do not meet the criteria for favorable tax treatment allowed for a REIT. There was no impact on stockholders' equity as a result of the accounting change. However, the timing of subsequent earnings will be affected by changes in the amount of estimated collections on individual loans rather than by changes in the aggregate amount of estimated collections on purchased loan pools. Over the lives of the respective loans, management does not anticipate that there will be any material differences in the reported amounts of related discount loan income, loan loss provisions and loan charge-offs and recoveries.

    ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses was transferred from the Bank at the time of the initial transfer of loans to the Company and, beginning in 1999, additional transfers are made in connection with the accounting change described below. Subsequent to the date of transfer, the allowance for loan losses will be adjusted, if necessary, through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the loan balance, or a portion thereof, is uncollectible. Subsequent recoveries, if any, are credited to the allowance. In determining the adequacy of the allowance for loan losses, management initially considers the loan allowances specifically allocated to individual impaired loans. Next, management considers the level of general loan and lease loss allowances deemed appropriate for the balance of the portfolio. Factors considered include known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. An additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including regional credit concentration, industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, economic conditions such as interest rates and energy costs and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date. The allowance is increased by provisions charged to earnings, allocations of purchase discount, and recoveries of amounts previously charged-off, and is reduced by charge-offs on loans.

    Under pool accounting, discounts were available for allocation to all loans purchased in a pool; under loan-by-loan accounting, all available discount is allocated to individual loans. Accordingly, in connection with the accounting change described above, $860,000 of non-amortizing discount was transferred to the allowance for loan losses, representing general reserve allocations on outstanding purchased loan balances. Allocations from purchase discounts to the allowance for loan losses are made on all loans purchased on or after January 1, 1999.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

    ALLOWANCE FOR LOAN LOSSES (CONCLUDED)

    A loan purchased by the Bank is considered impaired when, based on current information and events, it is determined that estimated cash flows are less than the cash flows estimated at the date of purchase. A loan originated by the Bank is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loan impairment is measured on a loan-by-loan basis by comparing the Company's recorded investment in the loan to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of the Company's loans which have been identified as impaired have been measured by the fair value of existing collateral.

    OTHER REAL ESTATE OWNED

    Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically updated by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other real estate owned income, net.

    INCOME TAXES

    The Company has elected, for Federal income tax purposes, to be treated as a Real Estate Investment Trust ("REIT") and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"). Accordingly, the Company will not be subject to corporate income taxes to the extent it distributes at least 100% of its REIT taxable income to stockholders and as long as certain assets, income, distribution and stock ownership tests are met in accordance with the IRC. Because management of the Company believes it will qualify as a REIT for federal income tax purposes, no provision for income taxes is included in the accompanying financial statements.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

2. LOANS, NET

    A summary of the balances of loans at December 31, 2000 and 1999 follows:

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Mortgage loans on real estate:
  Commercial real estate....................................  $ 98,842   $ 98,748
  Multi-family residential..................................    72,520     42,677
  One-to-four family residential............................     6,268      8,415
  Land......................................................       587        820
                                                              --------   --------
      Total.................................................   178,217    150,660
Secured commercial..........................................       209        232
Other.......................................................        29         29
                                                              --------   --------
      Total loans, gross....................................   178,455    150,921
Less:
  Non-amortizing discount...................................    (6,704)    (7,318)
  Amortizing discount.......................................    (5,262)    (5,544)
  Allowance for loan losses.................................    (3,795)    (2,855)
  Net deferred loan fees....................................       (82)       (41)
                                                              --------   --------
      Loans, net............................................  $162,612   $135,163
                                                              ========   ========

    Activity in the allowance for loan losses for the years ended December 31, 2000 and 1999 and the period from inception (March 20, 1998) through December 31, 1998 follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Balance at beginning of period..............................   $2,855     $1,337     $   --
Additions in connection with loans purchased or
  transferred...............................................    1,215        658      1,337
Charge-offs.................................................     (275)        --         --
Transfer from non-amortizing discount (see Note 1)..........       --        860         --
                                                               ------     ------     ------
Balance at end of period....................................   $3,795     $2,855     $1,337
                                                               ======     ======     ======

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

2. LOANS, NET (CONCLUDED)

    Information pertaining to impaired and non-accrual loans at December 31, 2000 and 1999 follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Impaired loans:
  Without a valuation allowance.............................   $  815     $1,408
  With a valuation allowance................................    3,069      4,227
                                                               ------     ------
Total impaired loans........................................   $3,884     $5,635
                                                               ======     ======
Valuation allowance related to impaired loans...............   $  315     $  525
                                                               ======     ======
Total non-accrual loans.....................................   $  220     $1,115
                                                               ======     ======

    Information pertaining to impaired loans for the years ended December 31, 2000 and 1999 and for the period from inception (May 20, 1998) through December 31, 1998 follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Average investment in impaired loans........................   $5,395     $6,561     $1,871
                                                               ======     ======     ======
Interest income recognized on impaired loans................   $  330     $  431     $   64
                                                               ======     ======     ======
Interest income recognized on a cash basis on impaired
  loans.....................................................   $  302     $  105     $   --
                                                               ======     ======     ======

    Included in impaired loans at December 31, 2000 is one restructured loan, totaling $326,000, which was not on non-accrual. There were no restructured loans in 1999 or 1998.

3. PREFERRED STOCK

    On March 31, 1998, the Company issued 1,000 shares of its 8% Cumulative Non-convertible Preferred Stock, Series B, to the Bank. Holders of Series B preferred stock are entitled to receive, if declared by the Board of Directors of the Company, dividends at a rate of 8% of the average daily outstanding liquidation amount, as defined. Dividends accumulate at the completion of each completed period, as defined, and payment dates are determined by the Board of Directors. Series B preferred stock may be redeemed by the Company for its outstanding liquidation amount plus accrued dividends upon the occurrence of certain events.

    Series B preferred stock has a liquidation amount of $1,000 per share. In the event of a voluntary or involuntary dissolution or liquidation of the Company, preferred stockholders are entitled to the total liquidation amount, as defined, plus any accrued and accumulated dividends.

    On February 12, 1999, the Company completed the sale of 1,416,130 shares of Non-cumulative Exchangeable Preferred Stock, Series A, with a dividend rate of 9.75% and a liquidation preference of $10 per share, which raised net proceeds of $12,590,000, after related offering costs of $1,571,000.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

3. PREFERRED STOCK (CONCLUDED)
    Series A preferred stock is exchangeable for preferred shares of the Bank if the Federal Deposit Insurance Corporation (FDIC) so directs, when or if the Bank becomes or may in the near term become undercapitalized or the Bank is placed into conservatorship or receivership. Series A preferred stock is redeemable at the option of the Company on or after February 1, 2004, with the prior consent of the FDIC.

4. RELATED PARTY TRANSACTIONS

    The Bank performs advisory services and services the loans owned by the Company. The servicing and advisory fee rate is .25% per annum of the average outstanding principal balance of the loans. Servicing and advisory fees for the years ended December 31, 2000 and 1999 and for the period from inception through December 31, 1998 totaled $476,000, $410,000 and $297,000, respectively, of which $39,000, $33,000 and $297,000, respectively, are included in accrued expenses and other liabilities.

    In addition to the loans transferred to the Company by the Bank on March 31, 1998 (see Note 1), the Company periodically purchases loans from the Bank. The Company purchased loans with carrying values, including accrued interest, of $36,263,000 and $21,609,000 during 1999 and 1998, respectively. There were no loans purchased during 2000. During 2000 and 1998, the Bank also contributed loans carrying values of $80,433,000 and $14,523,000, respectively, to the Company. The carrying value of these loans approximated their fair values at the date of purchase or contribution.

    Effective July 1, 2000, the Company entered into an agreement to make certain assets available to be pledged in connection with borrowings of the Bank. The Company receives an annual fee of $80,000 under this agreement. Guarantee fee income for the year ended December 31, 2000 was $40,000.

                     CAPITAL CROSSING PREFERRED CORPORATION

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

    CASH AND CASH EQUIVALENTS: The carrying amounts of cash and money market accounts approximate fair value because of the short-term maturity of these instruments.

    LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values of other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans.

    ACCRUED INTEREST RECEIVABLE: The carrying amount of accrued interest receivable approximates fair value because of the short-term nature of these financial instruments.

    The estimated fair values, and related carrying amounts, of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                                                             2000                  1999
                                                      -------------------   -------------------
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       AMOUNT     VALUE      AMOUNT     VALUE
                                                      --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents.........................  $ 55,312   $ 55,312   $ 32,333   $ 32,333
  Loans, net........................................   162,612    167,000    135,163    140,595
  Accrued interest receivable.......................     1,159      1,159        812        812

                     CAPITAL CROSSING PREFERRED CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

  YEARS ENDED DECEMBER 31, 2000 AND 1999 AND PERIOD FROM INCEPTION (MARCH 20,
                           1998) TO DECEMBER 31, 1998

6.  QUARTERLY DATA (UNAUDITED)

                                                                     YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------------------
                                                         2000                                        1999
                                       -----------------------------------------   -----------------------------------------
                                        FOURTH     THIRD      SECOND     FIRST      FOURTH     THIRD      SECOND     FIRST
                                       QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                       --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Interest income......................   $6,954     $6,198     $5,828     $3,782     $5,876     $4,978     $5,063     $4,070

Other income.........................       20        143         --         --         --         --         --         --

Operating expenses...................      111        153        159        (80)       117        123        105       (218)
                                        ------     ------     ------     ------     ------     ------     ------     ------

Net income...........................    6,863      6,188      5,669      3,862      5,759      4,855      4,958      4,288

Preferred stock dividends............      363        364        366        366        365        364        367        242
                                        ------     ------     ------     ------     ------     ------     ------     ------

Net income available to common
  stockholder........................   $6,500     $5,824     $5,303     $3,496     $5,394     $4,491     $4,591     $4,046
                                        ======     ======     ======     ======     ======     ======     ======     ======

THIS OFFERING CIRCULAR HAS BEEN FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FDIC, BUT HAS NOT BEEN AUTHORIZED FOR USE IN FINAL FORM. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THE SHARES COVERED HEREBY MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING CIRCULAR IS DECLARED EFFECTIVE BY THE FDIC. THIS OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SHARES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2001

OFFERING CIRCULAR                                                        ANNEX I

                                 15,000 SHARES

                             CAPITAL CROSSING BANK

                    % NON-CUMULATIVE PREFERRED STOCK, SERIES D
                   (LIQUIDATION PREFERENCE $1,000 PER SHARE)

    The non-cumulative preferred stock, Series D, par value $1.00 per share of Capital Crossing Bank, will be issued only upon the automatic exchange of the
  % non-cumulative exchangeable preferred stock, Series C, of Capital Crossing Preferred Corporation, a majority owned subsidiary of the Bank, upon the occurrence of certain events. See "Offering Circular Summary--Capital Crossing Bank--REIT Preferred Stock Offering." Dividends on the Series D Bank preferred shares will be payable at the same rate as the Series C REIT preferred shares if, when and as declared by the Board of Directors of the Bank. For a description of the terms of the Series D Bank preferred shares, see "Description of the Bank Preferred Shares" herein.

    The Series D Bank preferred shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank's creditors, including the claims of the Bank's depositors, and of the FDIC. The Series D Bank preferred shares rank equal to the non-cumulative preferred stock, Series C, par value $1.00 per share, of the Bank and superior and prior to the issued and outstanding common stock and preferred stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being on parity with or senior to the Series D Bank preferred shares.

    The Series C REIT preferred shares are expected to be quoted on The Nasdaq
National Market under the symbol "      ". If the Series C REIT preferred shares
are exchanged into Series D Bank preferred shares, the Bank does not intend to apply for listing of the Series D Bank preferred shares on any securities exchange or for quotation on The Nasdaq National Market.

    AN INVESTMENT IN THE SERIES D BANK PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS AND OTHER CONSIDERATIONS RELATING TO THE BANK AND THE SERIES D BANK PREFERRED SHARES. SEE "RISK FACTORS."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FDIC, THE COMMISSIONER OF BANKS OF THE COMMONWEALTH OF MASSACHUSETTS, THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL AGENCY, OR BY ANY STATE SECURITIES COMMISSION, NOR HAS SUCH OFFICE, CORPORATION, COMMISSION, OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SECURITIES OFFERED BY THIS OFFERING CIRCULAR ARE NOT DEPOSIT ACCOUNTS OF ANY BANK AND ARE NOT INSURED TO ANY EXTENT BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

           The date of this offering circular is             , 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Available Information.......................................    OC-2

Information With Respect to Capital Crossing Bank...........    OC-2

Offering Circular Summary...................................    OC-3

Risk Factors................................................   OC-10

Information Regarding Forward-Looking Statements............   OC-17

Management..................................................   OC-18

Description of the Bank Preferred Shares....................   OC-20

Attachment A--Annual Report of Capital Crossing Bank on Form
  10-K for the fiscal year ended December 31, 2000..........     A-1

                             AVAILABLE INFORMATION

    We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, file reports and other information with the FDIC. Such reports and other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the FDIC at 801 17th Street, N.W. Washington, D.C. 20434.

               INFORMATION WITH RESPECT TO CAPITAL CROSSING BANK

    As an integral part of this offering circular, we have attached complete copies (excluding exhibits) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 in substantially the form filed with the FDIC (Attachment A). All material information as of the year ended December 31, 2000 relating to the Bank, including information relating to our financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents.

                           OFFERING CIRCULAR SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS OFFERING CIRCULAR AND IN OUR FORM 10-K ATTACHED HERETO AS ATTACHMENT A. YOU SHOULD READ THE ENTIRE OFFERING CIRCULAR CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN THE SERIES D BANK PREFERRED SHARES DISCUSSED UNDER "RISK FACTORS."

                             CAPITAL CROSSING BANK

BUSINESS OF CAPITAL CROSSING BANK

    Capital Crossing Bank is an FDIC-insured, Massachusetts-chartered trust company, with its principal executive offices located at 101 Summer Street, Boston, Massachusetts. We commenced operations in February 1988. At
December 31, 2000, we had total assets of $771.5 million, deposits of $673.9 million and stockholders' equity of $68.4 million. At December 31, 2000, we had a total risk-based capital ratio of 13.52%, a Tier 1 risk-based capital ratio of 12.26% and a Tier 1 leverage ratio of 10.48%, which is sufficient for us to be qualified as well-capitalized.

    We focus on selected business lines that our management has identified as having the potential to provide higher levels of profitability consistent with prudent banking practices. These business lines include:

    - the acquisition of loans secured primarily by commercial real estate, multi-family residential real estate and one-to-four family residential real estate from sellers in the financial services industry or government agencies, at a discount from their then outstanding principal balances;

    - offering cash management and commercial lending services to our business customers; and

    - providing lease financing to businesses and individuals through our wholly-owned subsidiary, Dolphin Capital Corp.

    We fund our activities with deposits consisting primarily of certificates of deposit and money market accounts as well as borrowings from the Federal Home Loan Bank of Boston, or the FHLBB. We also offer retail deposit services, including checking and savings accounts, and related services to businesses and individuals through the nationwide electronic banking networks.

BUSINESS STRATEGY

    Our primary strategy is to continue to increase our assets and earnings by focusing on generating higher-yielding assets and to lower our cost of funds by expanding our deposit customer base to increase the percentage of lower-costing business deposits. We will seek to achieve these objectives through the following key strategies:

    - Continuing to acquire and manage higher-yielding whole loans;

    - Continuing to expand our product and service offerings to local businesses through continued implementation of our relationship banking initiative;

    - Building strong brand and name recognition through continued execution of our marketing strategy; and

    - Cross-marketing a broad array of products and services.

OFFICE LOCATION

    We conduct our business from our executive and main office in downtown Boston, Massachusetts, a branch in Chestnut Hill, Massachusetts, through our website at www.capitalcrossing.com and through our leasing subsidiary in Moberly, Missouri. Our principal executive offices are located at 101 Summer Street, Boston, Massachusetts 02110, and our telephone number is (617) 880-1000.

                         REIT PREFERRED STOCK OFFERING

    A registration statement has been filed with the SEC for the public issuance of 1,500,000 shares of non-cumulative, exchangeable preferred stock, Series C (1,725,000 shares if the underwriters' over-allotment option is exercised in full), by Capital Crossing Preferred Corporation, our majority-owned subsidiary, or the REIT, operated in a manner intended to permit it to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. We created the REIT for the purpose of acquiring and holding real estate mortgage assets in a cost-effective manner and providing us with an additional means of raising regulatory capital. The Series C REIT preferred shares will be automatically exchanged for Series D Bank preferred shares if the FDIC directs so in writing upon the occurrence of one of the following events: (1) we become undercapitalized under applicable regulations, (2) we are placed into bankruptcy, reorganization, conservatorship or receivership or (3) the FDIC, in its sole discretion, anticipates that we will become undercapitalized in the near term. Proceeds from the issuance of the Series C REIT preferred shares will be used by the REIT for general corporate purposes in furtherance of its business strategy, including the acquisition of mortgage loans and other REIT-qualified assets from our portfolio and to increase the amount of our Tier 1 capital allowing us to continue to repurchase our common stock. Because the REIT intends to operate in a manner so as to permit it to qualify as a REIT for federal income tax purposes, dividends payable on the Series C REIT preferred shares will be deductible by the REIT for such purposes.

                                  THE OFFERING

Securities Offered.....................  15,000 Series D Bank preferred shares.

Exchange...............................  The Series D Bank preferred shares are to be issued, if ever, in connection with an exchange of the Series C REIT
                                         preferred shares of the REIT, our majority-owned
                                         subsidiary. See " -- REIT Preferred Stock Offering."

Ranking................................  The Series D Bank preferred shares rank equal to our
                                         Series C Bank preferred shares and senior to our common
                                         stock. As a holder of Series D Bank preferred shares, you
                                         will share in dividends on a pro rata basis with holders
                                         of any outstanding Series C Bank preferred shares and
                                         receive full dividends prior to the holders of common
                                         stock, and any junior preferred stock. In a liquidation
                                         you will receive your full liquidation preference plus
                                         accrued and unpaid dividends, for the month in which the
                                         liquidation occurs, on a pro rata basis with the holders
                                         of any outstanding Series C Bank preferred shares and
                                         prior to the holders of common stock and any junior
                                         preferred stock. Additional shares of preferred stock
                                         ranking senior to the Series C Bank preferred shares or
                                         the Series D Bank preferred shares may not be issued
                                         without the approval of holders of at least two-thirds of
                                         the Series C Bank preferred shares or the Series D Bank
                                         preferred shares, as applicable. Additional shares of
                                         preferred stock ranking on a parity with the Series C Bank preferred shares or the Series D Bank preferred shares may not be issued without the approval of a majority of our
                                         independent directors.

Dividends..............................  Dividends on the Series D Bank preferred shares are
                                         payable monthly at the rate of    % per annum of the
                                         liquidation preference (or $0.      per share), if, when
                                         and as declared by our Board of Directors. If declared,
                                         dividends for each monthly period are payable on the 15th
                                         day of the following month. Dividends accrue in each
                                         monthly period from the first day of such period, whether
                                         or not dividends are paid with respect to the preceding
                                         monthly period. Dividends on the Series D Bank preferred
                                         shares are not cumulative. If we do not declare a dividend or declare less than full dividends on the Series D Bank
                                         preferred shares for a monthly dividend period, you will
                                         have no right to receive the amount of any undeclared
                                         dividends for that period, and we will have no obligation
                                         to pay undeclared dividends for that period, whether or
                                         not dividends are declared and paid for any future period
                                         with respect to the Series C Bank preferred shares, the
                                         Series D Bank preferred shares, any class of junior
                                         preferred stock or the common stock. See "Description of
                                         the Bank Preferred Shares--Series D Bank Preferred
                                         Shares--Dividends." Our ability to pay cash dividends is
                                         subject to regulatory and other restrictions described
                                         herein.

Liquidation Preference.................  The liquidation preference for each Series D Bank preferred share is $1,000.00, plus any accrued and unpaid
                                         dividends only for the month in which the liquidation
                                         occurs. See "Description of the Bank Preferred
                                         Shares--Series D Bank Preferred Shares--Rights Upon
                                         Liquidation."

Redemption.............................  The Series D Bank preferred shares are not redeemable
                                         prior to       , 2006, after which they are redeemable at
                                         our option, with the prior written approval of the FDIC.
                                         The Series D Bank preferred shares are not convertible
                                         into any other securities of the Bank. The Series D Bank
                                         preferred shares have redemption features substantially
                                         similar to the Series C Bank preferred shares except that
                                         the Series C Bank preferred shares may not be redeemed
                                         before February 1, 2004.

Voting Rights..........................  Holders of Series D Bank preferred shares will not have any voting rights, except as set forth below and as
                                         otherwise expressly required by law. On any matter on
                                         which holders of the Series C Bank preferred shares may
                                         vote, each Series D Bank preferred share will be entitled
                                         to one vote. Additional shares of preferred stock ranking
                                         senior to the Series D Bank preferred shares may not be
                                         issued and changes to the provisions of our articles of
                                         organization that adversely affect the rights of the
                                         holders of the Series D Bank preferred shares may not be
                                         made without the approval of at least two-thirds of the
                                         holders of the outstanding Series D Bank preferred shares.
                                         See "Description of the Bank Preferred Shares--Series D
                                         Bank Preferred Shares--Voting Rights."

Use of Proceeds........................  The Series D Bank preferred shares will only be issued in connection with an exchange for the Series C REIT
                                         preferred shares. The net proceeds from the sale of the
                                         Series C REIT

                                         preferred shares will be used by the REIT for general
                                         corporate purposes, including to acquire additional
                                         mortgage assets or other REIT-qualified assets and to
                                         increase the amount of our Tier 1 capital allowing us to
                                         continue to repurchase our common stock and/or increase
                                         our asset base. The exchange of Series C REIT preferred
                                         shares for Series D Bank preferred shares would produce no proceeds to us.

Absence of a Public Market.............  There is currently no public market for the Series D Bank preferred shares and such shares will not be listed on any securities exchange or for quotation on The Nasdaq
                                         National Market.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of the risk factors and other considerations relating to the Bank and the Series D Bank preferred shares.

    The following tables present selected consolidated financial and other data of Capital Crossing Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 1999, 1998, 1997 and 1996 have been derived from financial statements audited by Wolf & Company, P.C., independent public accountants. The financial condition, operations and balance sheet data as and for the year ended December 31, 2000 have been derived from financial statements audited by KPMG LLP, independent public accountants. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the consolidated financial statements and related notes set forth in the attached Form 10-K.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------
                                                  2000        1999        1998        1997        1996
                                                ---------   ---------   ---------   ---------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
BALANCE SHEET DATA:
Total assets(1)...............................  $771,484    $639,856    $472,774    $321,776    $230,789
Loans, gross(1)...............................   556,473     453,765     411,109     297,677     224,354
  Total discount(1)(2)........................   (43,397)    (46,710)    (50,704)    (40,184)    (38,192)
  Allowance for loan losses(2)................   (11,138)     (8,484)     (2,625)     (2,273)     (1,965)
  Deferred loan income........................      (297)       (120)       (199)       (388)       (500)
Loans, net....................................   501,641     398,451     357,581     254,832     183,697
Direct finance leases(3)......................    53,259      47,690       8,077          --          --
  Allowance for lease losses..................    (1,680)     (1,326)       (250)         --          --
Direct finance leases, net....................    51,579      46,364       7,827          --          --
Securities available for sale.................    57,733      72,362      28,308       7,016       4,966
Total deposits................................   673,891     541,521     423,519     285,522     199,575
REIT preferred stock(4).......................    12,636      12,690          --          --          --
Stockholders' equity..........................    68,410      72,740      41,592      31,801      25,760
Non-performing loans, net(1)(5)...............     1,993       9,073      13,991       6,791       3,056
Other real estate owned, net..................     1,025       1,458       4,875       3,591       4,688
Book value per common share...................     15.62       12.33        9.93        7.84        6.41
Tangible book value per common share..........     14.56       11.49        8.67        7.82        6.38

SELECTED OTHER INFORMATION:
Non-performing assets, net, as a percentage of
  total assets(5).............................      0.39%       1.65%       3.99%       3.23%       3.36%
Non-performing loans, net, as a percentage of
  loans, net of discount and deferred loan
  income(5)...................................      0.39        2.23        3.88        2.64        1.65
Total discount as a percentage of gross
  loans(2)....................................      7.80       10.29       12.33       13.50       17.02
Allowance for loan losses as a percentage of
  total loans, net of discount and deferred
  loan income(2)..............................      2.17        2.08        0.73        0.88        1.06
Allowance for loan losses as a percentage of
  non-performing loans, net (2) (5)...........    558.86       93.51       18.76       33.47       64.30
Allowance for lease losses as a percentage of
  direct finance leases(3)....................      3.15        2.78        3.10          --          --

CAPITAL RATIOS:
Average stockholders' equity to average
  assets......................................     10.12%      10.79%       9.24%      10.79%      11.71%
Tangible capital to assets....................      8.27       10.60        7.69        9.86       11.11
Tier 1 leverage capital(4)....................     10.48       13.96        8.11       10.55       12.05
Tier 1 risk-based capital(4)..................     12.26       14.78        9.06       11.98       13.44
Total risk-based capital(4)...................     13.52       16.03        9.92       12.84       14.47

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                                                 2000        1999        1998        1997        1996
                                               ---------   ---------   ---------   ---------   ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF INCOME DATA:
Interest income..............................  $ 78,502    $ 58,878    $ 43,768     $32,777     $22,162
Interest expense.............................    38,132      23,183      20,458      13,269       8,499
                                               --------    --------    --------     -------     -------
Net interest income..........................    40,370      35,695      23,310      19,508      13,663
Provision for loan and lease losses..........     1,587       2,378       1,090         325         755
                                               --------    --------    --------     -------     -------
Net interest income after provision for loan
  and lease losses...........................    38,783      33,317      22,220      19,183      12,908
Service fees.................................       682         884         428          77          77
Gains (losses) on sales of securities, net...       (43)         --         162          41          --
Gains on sales of loans and leases, net......     2,586       1,039         875         117          96
Miscellaneous income.........................       586         562         436         293         365
Operating expenses...........................   (25,321)    (23,168)    (14,245)     (9,811)     (6,940)
                                               --------    --------    --------     -------     -------
Income before provision for income taxes and
  dividends on REIT preferred stock..........    17,273      12,634       9,876       9,900       6,506
Provision for income taxes...................     6,326       4,619       2,469       4,128       2,713
Dividends on REIT preferred stock, net of tax
  benefit(4).................................       904         826          --          --          --
                                               --------    --------    --------     -------     -------
Net income...................................    10,043       7,189       7,407       5,772       3,793
Dividends on Capital Crossing preferred
  stock......................................        --          31          71          --          --
                                               --------    --------    --------     -------     -------
Net income available to common
  stockholders...............................  $ 10,043    $  7,158    $  7,336     $ 5,772     $ 3,793
                                               ========    ========    ========     =======     =======
Net income per share:
  Basic......................................  $   1.84    $   1.47    $   1.79     $  1.43     $  1.09
  Diluted....................................      1.77        1.37        1.65        1.34        1.06
Weighted average shares outstanding:
  Basic......................................     5,448       4,858       4,107       4,043       3,480
  Diluted....................................     5,682       5,213       4,447       4,316       3,594

SELECTED OPERATING RATIOS:
Return on average assets.....................      1.40%       1.43%       1.84%       2.18%       2.11%
Return on average stockholders' equity.......     13.84       13.21       19.93       20.16       18.06
Interest rate spread.........................      5.27        7.21        6.05        7.71        7.83
Net interest margin..........................      5.91        7.70        6.30        8.08        8.36
Non-interest income to average assets........      0.53        0.49        0.47        0.20        0.30
Operating expenses to average assets.........      3.53        4.59        3.54        3.70        3.87
Efficiency ratio(6)..........................     56.57       65.64       62.09       51.20       54.53

------------------------

(1) Total assets and loans include loans acquired in the fourth quarters of 1998, 1997 and 1996 with carrying values of $1.5 million, $2.2 million and $23.8 million, respectively. While non-performing at the time of purchase based on original loan contracts, these loans are not classified as such unless they become non-performing based on the acquisition dates.

(2) Effective January 1, 1999, we transferred $3.1 million from non-amortizing discount to the allowance for loan losses, representing general reserve allocations.

(3) On May 1, 1998, we formed our wholly-owned leasing subsidiary, Dolphin Capital Corp., and acquired the operating assets of Forrest Holdings, Inc., an Illinois-based leasing company. We did not acquire any lease receivables in that transaction. Prior to May 1, 1998, we did not conduct any lease financing activities.

(4) On February 12, 1999, the REIT completed the sale of 1,416,130 shares of non-cumulative exchangeable preferred stock, Series A, with a dividend rate of 9.75%. The $12.6 million of net proceeds raised in the REIT's preferred stock offering is reflected on our balance sheet as a minority interest. We include these proceeds in Tier 1 and total capital, subject to certain limitations.

(5) Effective January 1, 1999, we changed, on a prospective basis, our method of accounting for purchased loan discounts from a pool basis to an individual loan basis. As a result, non-performing loans are reflected net of both amortizing and non-amortizing discount at December 31, 1999 and 2000, and net of only non-amortizing discount for all prior dates.

(6) The efficiency ratio represents operating expenses, excluding net gains on sales of other real estate owned and provisions for losses on other real estate owned and amortization of goodwill, as a percentage of net interest income plus other income.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE SERIES D BANK PREFERRED SHARES OFFERED BY THIS OFFERING CIRCULAR. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS OFFERING CIRCULAR AS WELL AS THE OTHER DOCUMENTS INCORPORATED BY REFERENCE.

OUR NON-TRADITIONAL OPERATING STRATEGY MAKES US PARTICULARLY VULNERABLE TO FLUCTUATIONS IN OUR FINANCIAL RESULTS

    Our non-traditional operating strategy generates financial results that differ from other banks and subjects us to business risks not experienced by financial institutions engaged in more traditional lending activities. Most importantly, we experience large fluctuations in the volume of loan acquisitions and related interest income. Our business strategy of acquiring loans in pools has resulted in, and will continue to result in, additions to our loan portfolio that are relatively volatile in both timing and amount. As a result of this volatility and because a large portion of our interest income results from loan resolutions, including paydowns and payoffs, our quarter-to-quarter operating results tend to be more volatile than those of traditional banks. In addition, these loan resolutions may cause reductions in our loan portfolio that are also relatively volatile in both timing and amount. Our operating strategy also differs from traditional banks in that we have historically employed a wholesale funding strategy consisting primarily of offering certificates of deposit and money market accounts to a national customer base and obtaining brokered deposits. To maintain sufficient liquidity, we must offer rates of interest on our deposits in excess of rates offered by traditional banks on comparable deposits.

WE MAY NOT BE ABLE TO PURCHASE LOANS AT THE SAME VOLUMES OR WITH THE SAME YIELDS AS WE HAVE HISTORICALLY PURCHASED

    We purchase performing loans, sub-performing loans and non-performing loans at a discount from their outstanding principal balances. Historically, we have acquired such loans (1) from institutions which sought to eliminate certain loans or categories of loans from their portfolios, (2) from institutions participating in securitization programs, (3) from failed or consolidating financial institutions and (4) from government agencies. Future loan purchases will depend on the availability of pools of loans offered for sale and our ability to submit successful bids or negotiate satisfactory purchase prices. The acquisition of whole loans is highly competitive. Consequently, we cannot assure you that we will be able to purchase loans at the same volumes as we have historically purchased. This may interfere with Capital Crossing Preferred's ability to maintain the requisite level of mortgage assets to maintain its qualification as a REIT. In addition, our yields on purchased loans have declined over the last three years. If volumes of loans purchased or the yields on these loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

AN INCREASE IN NON-PERFORMING ASSETS COULD ADVERSELY AFFECT OUR BUSINESS

    Performing loans may become non-performing loans for a variety of reasons, such as a decline in real estate values or a general economic downturn in the areas in which our loans are located. Since non-performing assets generally are non-earning assets, high levels of performing assets that become non-performing assets will adversely affect our results of operations. Moreover, if non-performing assets increase, we will need to devote increased resources to, and incur increased costs for, the management and resolution of such assets.

    The anticipated growth of our purchased loan portfolio and the continued acquisition of loan pools that include performing, sub-performing and non-performing loans, may cause our net non-performing assets to increase in future periods. Loans that are non-performing at the time of purchase based on original loan contracts are not classified as such unless they become non-performing based on the acquisition dates. We may increase our purchases of non-performing loans if we anticipate that such a strategy will ultimately be profitable. We may not be able to resolve acquired non-performing loans profitably. Any inability to resolve profitably acquired non-performing loans or high levels of performing loans that become non-performing could have a material adverse effect on our business, financial condition and results of operations.

MORE THAN HALF OF OUR LOAN PORTFOLIO IS MADE UP OF COMMERCIAL MORTGAGE LOANS WHICH ARE RISKIER THAN OTHER TYPES OF LOANS

    Commercial mortgage loans constituted approximately 54.3% of the loans in our loan portfolio at December 31, 2000 and generally subject us to greater risks than other types of loans. Commercial mortgage loans generally lack standardized terms, tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they have a principal balance or "balloon" payment due on maturity. Commercial real estate properties also tend to be unique and are more difficult to value than residential real estate properties. They are also subject to relatively greater environmental risks and to the corresponding burdens and costs of compliance with environmental laws and regulations than other types of loans. Because of the risks related to our commercial mortgage loans, we may experience higher rates of default on our mortgage loans than we would if our loan portfolio was more diversified and included a greater number of owner-occupied residential or other mortgage loans. This would cause us to increase our provision for loan losses, which would have a material adverse effect on our business, financial condition and results of operations.

WE ARE VULNERABLE TO CHANGES IN INTEREST RATES

    Our results of operations depend substantially on our net interest income, which results from the difference between interest earned on interest-earning assets, such as investments, loans and leases, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse effect on our business, financial condition and results of operations.

    When our interest-earning assets mature or reprice more quickly than our interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect our net interest income. Likewise, when our interest-bearing liabilities mature or reprice more quickly than our interest-earning assets in a given period, an increase in market interest rates could adversely affect our net interest income. As we have expanded our purchased loan portfolio, we have acquired a number of fixed rate loans. Such loans increase our exposure to interest rate risk in a rising rate environment because our interest-bearing liabilities would be subject to repricing before assets such as fixed rate loans become subject to repricing.

    Changes in interest rates also can affect the value of our loans and other interest-earning assets and our ability to realize gains on the sale or resolution of assets. A portion of our earnings results from transactional income, for example, accelerated interest income resulting from loan prepayments, gains on sales of loans and leases and gains on sales of real estate. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on our loans may lead to an increase in our non-performing assets and a reduction of discount accreted into income, which could have a material adverse effect on our results of operations.

OUR LOANS ARE CONCENTRATED IN CALIFORNIA AND NEW ENGLAND AND ADVERSE CONDITIONS IN THOSE MARKETS COULD ADVERSELY AFFECT OUR OPERATIONS

    Properties underlying our current mortgage assets are concentrated primarily in California, particularly in southern California, and New England. As of December 31, 2000, approximately 39.3% of our mortgage assets were secured by properties located in California and 29.1% in New England. Adverse economic, political or business developments or natural hazards may affect these areas and the ability of property owners in these areas to make payments of principal and interest on the underlying mortgages. If either region experienced adverse economic, political or business conditions, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse.

OUR LOAN AND LEASE LOSSES COULD EXCEED OUR RESERVE COVERAGE

    We maintain an allowance for loan and lease losses which we consider adequate to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. Such losses may exceed our current estimates. In addition, we have limited experience in lease financing and limited experience in estimating losses with respect to our lease portfolio. There can be no assurance that our actual losses with respect to loans and leases will not exceed our allowance for loan and lease losses. Losses in excess of this allowance would cause us to increase our provision for loan and lease losses and would have a material adverse effect on our business, financial condition and results of operations.

A SIGNIFICANT PORTION OF OUR LOANS ARE ORIGINATED BY OTHER PARTIES WHOSE UNDERWRITING STANDARDS MAY BE DIFFERENT THAN OURS

    A significant portion of our loans are purchased from third parties. When we purchase loans originated by third parties, we generally cannot conduct the same level of due diligence that we would have conducted had we originated the loans. In addition, loans to be purchased may lack current financial information and may have incomplete legal documentation and outdated appraisals. Although we conduct a comprehensive acquisition review, we also rely on the underwriting standards of the parties that originated the loans, whose standards may be substantially different than ours. These differences may include less rigorous appraisal requirements and debt service coverage ratios, and less rigorous analysis of property location and environmental factors, building condition and age, tenant quality, compliance with zoning regulations, any use restrictions, easements or right of ways that may impact the property value and the borrower's ability to manage the property. As a result, we may not have information with respect to an acquired loan which, if known at the time of acquisition, would have caused us to reduce our bid price. This may adversely affect our yield on loans or cause us to increase our provision for loan losses. In addition, we may acquire loans as part of a pool that, given the opportunity to review and underwrite at the outset, we would not have originated. Loans such as these may have a higher risk of becoming non-performing in the future.

CASH FLOWS RELATING TO LOANS WE PURCHASE MAY BE DIFFERENT THAN WE ESTIMATE

    We determine the purchase price and carrying value of the loans we acquire largely by estimating expected future cash flows of borrowers and properties securing those loans. We develop and revise our estimates based on our historical experience, current market conditions and the discount rates we believe are appropriate for each loan. In addition, some of our borrowers have impaired credit and therefore represent a greater risk of default. A material difference in the amount and timing of actual cash flows from our estimates with respect to any material portion of our loan portfolio could have a material adverse effect on our business, financial condition and results of operations.

OUR RESULTS WOULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ATTRACT OR MAINTAIN DEPOSITS

    We may not be able to attract or maintain deposits in the future. We have historically employed a wholesale funding strategy consisting primarily of offering certificates of deposit and money market accounts to a national customer base. We have been able to maintain sufficient liquidity by offering interest rates on certificates of deposit and money market accounts in excess of rates offered by other banks on comparable deposits. If other financial institutions raise their interest rates or there is a general increase in interest rates, we may not be able to effectively gather deposits using this strategy.

    We rely heavily on brokered deposits as a source of funds. Brokered deposits generally are more responsive to changes in interest rates than other deposits. Under current FDIC regulations, only banks that are categorized as "well-capitalized" can obtain brokered certificates of deposit without prior approval of the FDIC. At December 31, 2000, we were categorized as "well-capitalized" under applicable FDIC regulations. To the extent we are not "well-capitalized", our ability to utilize brokered deposits would be adversely affected and we would likely be required to rely more heavily on other sources for liquidity.

    Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be significantly affected by interest rates and general economic conditions. In addition, we anticipate that competition for deposits will continue to be intense. In the event we increase interest rates paid to retain deposits and to compete to obtain deposits our net interest margin would likely be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain deposits at levels required to fund our growth and current operations, our business, financial condition and results of operations may be materially and adversely affected.

WE MAY EXPERIENCE A HIGH LEVEL OF DEFAULTS ON OUR LEASES

    The credit characteristics of Dolphin Capital's small business and individual lessee base include a relatively higher incidence of delinquencies. Small business leases generally entail a greater risk of non-performance and a higher level of delinquencies and losses than leases entered into with larger, more creditworthy lessees. Typically, the success of a small business and its ability to make lease payments depend upon the management talents and efforts of one person or a small group of persons at the business. The death, disability or resignation of one or more of these persons could have an adverse impact on the operations of that business. Moreover, small businesses may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete.

    In addition, there is typically only limited financial and other information available about small businesses and they often do not have audited financial statements. Accordingly, our small business underwriting relies upon the accuracy of information about these small businesses obtained from third-party sources, primarily credit agencies, in making credit decisions. If the information we obtain from these sources is incorrect, our underwriting will not be effective and our ability to make appropriate credit decisions will be impaired. As a result, we may experience high levels of lease losses which would materially adversely affect our business, financial condition and results of operations.

    Leasing to consumers is not currently a significant part of our leasing business. We may in the future increase this aspect of our leasing business. Leasing to consumers involves risks in addition to those experienced in leasing to small businesses. We rely heavily on credit scoring in approving consumer leases. Credit scoring systems are not necessarily reliable indicators of lease performance and, therefore, reliance on such scoring systems increases the risk of loss for this business. We may incur a higher rate of defaults and losses with respect to consumer leases than we would incur with respect to leases to small businesses. In addition, consumer leases tend to be smaller in size, which makes collection efforts on defaulted leases more difficult and less cost-efficient.

WE HAVE EXPERIENCED LOSSES IN OUR LEASING BUSINESS IN THE PAST AND MAY CONTINUE TO EXPERIENCE LOSSES IN THE FUTURE

    Dolphin Capital has experienced losses since its inception in May 1998. For the year ended December 31, 2000, Dolphin Capital had a pre-tax loss of $941,000. We cannot assure you that we will be able to increase effectively our leasing business or that this business will not continue to experience losses in the future. Any such losses could be significantly greater than those experienced in the past.

THE NETWORK AND COMPUTER SYSTEMS WE DEPEND ON COULD FAIL OR EXPERIENCE A SECURITY BREACH

    Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, our operations will depend on our ability, as well as that of our third-party service providers, to protect our computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

    In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

    Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. Such an event could deter our potential customers or cause customers to leave us and thereby materially adversely affect our business, financial condition and results of operations.

WE HAVE AND WILL CONTINUE TO INCUR SUBSTANTIAL EXPENSES AS WE ENTER NEW LINES OF BUSINESS AND WE MAY NOT SUCCESSFULLY IMPLEMENT NEW BUSINESS INITIATIVES

    From time to time we may enter into new lines of business and expand our existing lines of business, as part of our overall strategy. We cannot assure you that we will enter any new lines of business, or that, if undertaken, such initiatives will be successful. Our entry into new business lines would likely involve the risks ordinarily attendant with the implementation of new business initiatives including, among others, the absence of management expertise, the incurrence of start-up costs and competition from companies which may have greater experience, expertise and resources in these areas. For example, Dolphin Capital has experienced pre-tax losses since its inception, which have had a negative impact on our profitability. Additionally, in connection with the implementation of our Internet banking strategy, and in anticipation of additional growth, we incurred significant technology and other expenses. If we incur expenses in excess of our projections, our business, financial condition and results of operations could be materially adversely affected.

WE MAY NOT BE ABLE TO COMPLETE ACQUISITIONS AND SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES

    We may seek to acquire other businesses which we believe complement our current activities and present opportunities to enhance our profitability. However, we face significant competition for acquisition opportunities from numerous other financial services institutions, many of which have greater financial resources than we do. Increasing consolidation in the financial services industry may result in an increase in the purchase price we would need to pay to acquire targeted businesses. Accordingly, attractive acquisition opportunities may not be available. In addition, we may not be able to obtain financing for or otherwise consummate future acquisitions. Acquisitions involve numerous risks, including:

    - the risk that the acquired business will not perform to our expectations;

    - difficulties in integrating the operations and products of the acquired businesses with ours;

    - the diversion of management's attention from other aspects of our business;

    - entering geographic and product markets in which we have limited or no direct prior experience;

    - the potential loss of key employees of the acquired business; and

    - the potential for liabilities and claims arising out of those businesses.

OUR OPERATIONS COULD BE INTERRUPTED IF OUR THIRD-PARTY SERVICE PROVIDERS EXPERIENCE DIFFICULTY OR TERMINATE THEIR SERVICES

    We depend, and will continue to depend, significantly on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

WE FACE INTENSE COMPETITION

    We face increasing competition within the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. Numerous banks and non-bank financial institutions compete with us for deposit accounts and the acquisition of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities which may be comparable or superior to those we currently offer. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds.

    The small-ticket leasing industry is also highly competitive. We compete for customers with numerous national, regional and local banks and finance companies as well as equipment manufacturers that lease or finance the sale of their own products. Our leasing competitors include larger, more established companies which may possess substantially greater financial, marketing and operational resources than us, including lower cost of funds and access to capital markets and to other funding sources which may be unavailable to us. If we are unable to successfully compete in any of our business lines, our business, financial condition and results of operations could be material adversely affected.

WE ARE SUBJECT TO FEDERAL AND STATE GOVERNMENT REGULATION AND DEREGULATION OF THE FINANCIAL SERVICES INDUSTRY

    We are subject to a complex body of federal and state banking laws and regulations which are intended primarily for the protection of depositors. In addition, we are subject to changes in federal and state tax laws, as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Our acquisitions of loans must be made in compliance with federal and Massachusetts laws and regulations. Any application or interpretation of existing laws or regulations, or any changes in such laws or regulations, which restricts the type of loans we can acquire could have a material adverse effect on our business, financial condition and results of operations. Further, changes in governmental economic and monetary policy can affect our ability to attract deposits and acquire loans.

    With legislative and regulatory attention focused on the regulation and deregulation of the financial services industry generally, we cannot predict what statutory and regulatory changes will be forthcoming. In November 1999, Congress enacted the Gramm-Leach-Bliley Act, the general effect of which is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial services providers. As a result of this law, the number of firms competing with us may increase. Further, the laws and regulations which affect us on a daily basis may be changed at any time, and the interpretation of relevant laws and regulations is also subject to change by the authorities who examine us and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect us.

WE DEPEND HEAVILY ON KEY EMPLOYEES

    Our success will continue to depend heavily on the expertise of and management provided by our Chairman of the Board of Directors, Nicholas W. Lazares, and our President, Richard Wayne, each of whom also holds the title of Co-Chief Executive Officer, and our other senior executive officers. The loss of the services of any of these key individuals would have a material adverse effect on us. We do not maintain key-man life insurance with respect to any of these individuals.

WE COULD BE HELD RESPONSIBLE FOR ENVIRONMENTAL LIABILITIES OF PROPERTIES WE ACQUIRE THROUGH FORECLOSURE

    If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. The incurrence of any significant environmental liabilities with respect to a property securing a mortgage loan could have a material adverse effect on our business, financial condition and results of operations.

IF CAPITAL CROSSING PREFERRED FAILS TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST, WE WILL BE SUBJECT TO A HIGHER CONSOLIDATED EFFECTIVE TAX RATE

    Our subsidiary, Capital Crossing Preferred, is operated so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. If Capital Crossing Preferred fails to meet any of the stock distribution, stock ownership or other REIT requirements, it will no longer qualify as a REIT, and the resulting tax consequences would increase our effective tax rate, which would materially decrease our net income.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This offering circular contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the section on "Offering Circular Summary." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

    - our business strategy;

    - our estimates regarding our capital requirements and our need for additional financing; and

    - our plans, objectives, expectations and intentions contained in this offering circular that are not historical facts.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this offering circular. You should not place undue reliance on our forward-looking statements. You should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this offering circular could harm our business, prospects, operating results and financial condition.

                                   MANAGEMENT

GENERAL

    The following table sets forth the name and age as of March 5, 2001 of each person who is currently a director or an executive officer or a nominee for election to the Board of Directors of the Bank:

                                                                                             DIRECTOR/OFFICER
                                                                                               OF THE BANK
NAME                             POSITION                                           AGE           SINCE
----                             --------                                         --------   ----------------
Nicholas W. Lazares............  Chairman of the Board of Directors, Co-Chief        49              1987
                                 Executive Officer and Director

Richard Wayne..................  President, Co-Chief Executive Officer and           48              1987
                                 Director

John L. Champion...............  Chief Financial Officer, Treasurer and              52              1993
                                 Executive Vice President

Demetrios J. Kyrios............  Executive Vice President                            42              1993

Edward F. Mehm.................  Executive Vice President                            36              1996

Bradley M. Shron...............  Executive Vice President, General Counsel and       44              1996
                                 Clerk

Joseph D. McGlinchey...........  Director                                            62           nominee

Georgia Murray.................  Director                                            50              1989

Mark J. Panarese...............  Director                                            44              2000

Anthony L. Rodes...............  Director                                            74              1995

Alan R. Stone..................  Director                                            49              1992

Louis N. Vinios................  Director                                            42              1995

    The business experience for each of the directors and executive officers of the Bank during at least the last five years is as follows:

    NICHOLAS W. LAZARES. Mr. Lazares is Chairman of the Board of Directors and Co-Chief Executive Officer of the Bank.

    RICHARD WAYNE. Mr. Wayne is President and Co-Chief Executive Officer and a director of the Bank.

    JOHN L. CHAMPION. Mr. Champion has served as Chief Financial Officer, Treasurer and Executive Vice President of the Bank since January 1999 and served as Senior Vice President, Chief Financial Officer and Treasurer from 1993 to 1999.

    DEMETRIOS J. KYRIOS. Mr. Kyrios has served as Executive Vice President of the Bank since January 1999. Mr. Kyrios served as a Senior Vice President from 1994 to 1999.

    EDWARD F. MEHM. Mr. Mehm has served as an Executive Vice President since April 2000 and served as a Senior Vice President from January 1997 to
April 2000. Mr. Mehm joined the Bank in October 1996 as a Vice President. Prior to joining the Bank, Mr. Mehm was a vice president with Fleet Real Estate Capital from 1993 to 1996.

    BRADLEY M. SHRON. Mr. Shron has served as Executive Vice President, General Counsel and Clerk since April 2000 and served as a Senior Vice President, General Counsel and Clerk from 1998 to April 2000. From 1997 to 1998, Mr. Shron served as Senior Vice President, Legal Counsel and Assistant Clerk. Mr. Shron joined the Bank as a Vice President and Legal Counsel in April 1996. Mr. Shron was a partner at the Boston law firm of Riemer & Braunstein from 1986 to 1996.

    JOSEPH D. MCGLINCHEY. Mr. McGlinchey is retired from The Stop and Shop Companies where he served as Chief Financial Officer and Senior Vice President from 1986 to 1998. From August 2000 until January 2001, Mr. McGlinchey served as a consultant with the investment banking firm of Kohlberg, Kravis, Roberts.

    GEORGIA MURRAY. Ms. Murray is retired from Lend Lease Real Estate Investments, Inc. in Boston Massachusetts where she served as a Principal from
November 1999 until             2000. From 1987 through October 1999,
Ms. Murray served as Senior Vice President and a Director of The Boston Financial Group, Inc., a financial services company in Boston, Massachusetts.

    MARK J. PANARESE. Mr. Panarese has served as Senior Vice President and Managing Director of Business Development for Pell Rudman Trust Company, N.A., an investment advisory firm since 1998. From 1995 to 1998, Mr. Panarese was Managing Director-Private Client Services at Bear Stearns & Co., an investment advisory firm.

    ANTHONY L. RODES. Mr. Rodes is retired from General Electric Corporation where he was a manager from 1969 to 1986. From 1986 to 1990, Mr. Rodes was also a Deputy Managing Director of the Hellenic Business Development and Investment Co., S.A., a venture capital firm.

    ALAN R. STONE. Mr. Stone is President of Stone Legal Resources Group with offices in Boston, Massachusetts; Washington, D.C.; Boca Raton, Florida and New York, New York. Mr. Stone is also a director of Stone Legal Resources
Group, Inc.

    LOUIS N. VINIOS. Since January 1999, Mr. Vinios has served as President of J.P.A. Corp., a real estate management and development corporation in Boston, Massachusetts and served as Executive Vice President of that firm from August 1994 through December 1998.

COMPENSATION OF THE BANK'S DIRECTORS

    Directors of the Bank who are not officers or employees of the Bank received 1,000 shares of common stock in lieu of director's fees otherwise payable to such person for 2000, except that Mr. Panarese received an additional 250 shares as compensation for services provided prior to 2000 as a nominee to the Bank's Board of Directors. For services to be provided during 2001, each such director will receive $30,000 or a portion thereof for partial years of service.

                    DESCRIPTION OF THE BANK PREFERRED SHARES

    The following summary sets forth the material terms and provisions of the Bank preferred shares, and is qualified in its entirety by reference to our amended and restated articles of organization and amended and restated by-laws, copies of which may be obtained from us.

GENERAL

    Under the provisions of Massachusetts banking law, our issuance of capital stock, including the issuance of shares of the Series D Bank preferred stock, requires the prior approval of the Commissioner of Banks. Capital Crossing Preferred has submitted a request to the Commissioner for approval of the issuance of the Series D Bank preferred shares in exchange for the Series C REIT preferred shares upon the occurrence of an automatic exchange.

SERIES OF PREFERRED STOCK

    Our articles of organization authorize our Board of Directors, subject to the approval of the Commissioner, to issue one or more series of preferred stock and to fix the voting powers, designations, preferences, relative participating, optional or other special rights of each series of preferred stock and their qualifications, limitations and restrictions thereof. Our Board of Directors has designated (1) 150,000 shares of the preferred stock as the Series A junior participating cumulative preferred stock, par value $1.00 per share, under our shareholder rights agreement, (2) 100 shares of the preferred stock as the Series B convertible preferred stock, none of which is outstanding, (3) 144,900 shares of the preferred stock as the Series C Bank preferred shares, none of which is outstanding as of the date of this offering circular and (4) 17,500 shares of the preferred stock as the Series D Bank preferred stock, none of which is outstanding as of the date of this offering circular.

SERIES B CONVERTIBLE PREFERRED STOCK

    The Series B convertible preferred stock was issued in conjunction with the acquisition of Dolphin Capital. On April 12, 1999, all outstanding shares of the Series B convertible preferred stock were converted into 37,860 shares of our common stock.

SERIES C BANK PREFERRED SHARES

    The Series C Bank preferred shares form a series of our preferred stock. When issued upon an automatic exchange, the Series C Bank preferred shares will be validly issued, fully paid and nonassessable. Except for the dividend rate on the Series C Bank preferred shares which is 9.75%, the liquidation value which is $10.00 per share, and the fact that the Series C Bank preferred shares are not redeemable prior to February 1, 2004, the terms of the Series C Bank preferred shares are substantially the same as the terms of the Series D Bank preferred shares described below.

SERIES D BANK PREFERRED SHARES

    The Series D Bank preferred shares form a series of our preferred stock. When issued upon an automatic exchange, the Series D Bank preferred shares will be validly issued, fully paid and nonassessable. The holders of the Series D Bank preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series D Bank preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series D Bank preferred shares will not be convertible into any of our other securities.

    DIVIDENDS. Holders of the Series D Bank preferred shares shall be entitled to receive, if, when and as declared by our Board of Directors out of our assets
legally available therefor, cash dividends monthly at the rate of    % per annum
of the liquidation preference (equivalent to $      per
share). If declared, dividends on the Series D Bank preferred shares for each monthly period shall be payable on the fifteenth day of the following month, at such annual rate, commencing on the first scheduled dividend payment date following the date of the automatic exchange, to holders of record on the last business day of the monthly dividend period. Monthly dividend periods will commence on the first day of each month and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends in each monthly period will accrue from the first day of such period, whether or not declared or paid for the prior monthly period.

    The right of holders of the Series D Bank preferred shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series D Bank preferred shares for a monthly dividend period, then holders of Series D Bank preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D Bank preferred shares, any other series of preferred stock or our common stock. If less than full dividends are declared on the Series D Bank preferred shares by the Board of Directors for a monthly dividend period, then holders of the Series D Bank preferred shares will have no right to receive the amount of such undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D Bank preferred shares, any other series of preferred stock or our common stock.

    AUTHORITY TO ISSUE ADDITIONAL SHARES. By vote of a majority of our common stock we may increase the number of our authorized shares. A two-thirds vote of the holders of the Series D Bank preferred shares is required, however, to create a class of shares that would rank senior to the Series D Bank preferred shares with regard to payment of dividends or amounts upon liquidation. A majority vote of our independent directors must approve the creation of a class of shares that would rank on parity with the Series D preferred shares.

    VOTING RIGHTS. Except as expressly required by applicable law, the holders of the Series D Bank preferred shares will not be entitled to vote at any meeting of shareholders. The consent of the holders of at least two-thirds of the outstanding shares of each series of preferred stock, including the Series D Bank preferred shares, will be required (1) to create any class or series of stock which shall, as to dividends or distribution of assets, rank prior to any outstanding series of preferred stock other than a series which shall not have any right to object to such creation or (2) alter or change the provisions of our restated articles of organization so as to adversely affect the voting powers, preferences or special rights of the holders of a series of preferred stock of the Bank provided that if such amendment shall not adversely affect all series of preferred stock, such amendment need only be approved by holders of at least two-thirds of the shares of all series of preferred stock adversely affected thereby.

    REDEMPTION.  The Series D Bank preferred shares will not be redeemable prior
to             , 2006. On or after such date, the Series D Bank preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $1,000.00 per share, plus the monthly accrued and unpaid dividends from the beginning of the month in which the redemption occurs to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the FDIC, unless such approvals are not required at the time of redemption.

    RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of the Series D Bank preferred shares at the time outstanding will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of common stock, or any other class of stock ranking junior to the Series D Bank preferred shares upon liquidation, liquidating distributions in the amount of $1,000.00 per share, plus the monthly accrued and unpaid dividend thereon, if any, from the beginning of the month in which the liquidation occurs to the date of liquidation.

    After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series D Bank preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidation distributions on all outstanding Series D Bank preferred shares and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the Series D Bank preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series D Bank preferred shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    For such purposes, our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute liquidation, dissolution or winding up.

                                                                    ATTACHMENT A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20006
                            ------------------------

                                   FORM 10-K

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                        FDIC CERTIFICATE NUMBER 27184.5
                            ------------------------

                             CAPITAL CROSSING BANK

                (Exact name of Bank as specified in its charter)

           MASSACHUSETTS                           04-2988794
  (State or other jurisdiction of     (I.R.S. Employer Identification No.)
   incorporation or organization)
         101 SUMMER STREET                           02110
       BOSTON, MASSACHUSETTS                       (Zip Code)
   (Address of principal offices)

                                 (617) 880-1000
              (Registrant's telephone number, including area code)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                 Title of Class

                    Common Stock, par value $1.00 per share
                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K /X/

    The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price for the registrant's common stock as quoted on the Nasdaq National Market System on February 28, 2001 was $58,345,906.

    As of February 28, 2001, there were 4,321,919 shares outstanding of the registrant's Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

    Portions of the Capital Crossing Bank Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2001 are incorporated by reference into Part III of this report. The Exhibit Index can be found on page 94.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  BUSINESS

    This Form 10-K contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Capital Crossing's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" on page 25 of this Form 10-K.

GENERAL

    Capital Crossing Bank (formerly Atlantic Bank and Trust Company) was organized as a Massachusetts-chartered trust company in December 1987, and commenced operations in February 1988. The consolidated financial statements of Capital Crossing Bank include the accounts of Capital Crossing Bank (the "Bank") and its subsidiaries: Dolphin Capital Corp. ("Dolphin Capital"), a leasing company; Capital Crossing Preferred Corporation, a real estate investment trust ("Capital Crossing Preferred" or "REIT"); 525 E. Bonanza Rd. LLC; Capital Crossing Securities Corporation; and CAPX Realty LLC. All significant intercompany balances and transactions have been eliminated in consolidation. Collectively, the Bank and its subsidiaries are referred to as Capital Crossing.

    Since its establishment and to an increasing extent in more recent years, Capital Crossing has operated as a commercial bank primarily focused on purchasing and originating commercial real estate, multi-family and one-to-four family residential real estate loans and leases that finance the business activities of small companies and individuals. In 1999, Capital Crossing launched its online banking services through its website (www.capitalcrossing.com.) During 2000, Capital Crossing launched its Relationship Banking initiative, which offers cash management and commercial lending services to business customers through multiple delivery channels, including the Internet and personal bankers. To the extent authorized by law, Capital Crossing's deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). Capital Crossing conducts its business from its executive and main office in Boston, Massachusetts, a branch in Chestnut Hill, Massachusetts, through its website at www.capitalcrossing.com and through its leasing subsidiary in Moberly, Missouri.

    Dolphin Capital is a leasing company that provides lease financing to businesses and individuals primarily for the acquisition of computers and business equipment. Dolphin Capital was formed on May 1, 1998 and on such date acquired certain operating assets of Forrest Holdings, Inc., an Illinois-based leasing company. The acquisition did not include leases originated by Forrest Holdings, Inc.

    Capital Crossing Preferred is a Massachusetts corporation incorporated on March 20, 1998. The Bank organized Capital Crossing Preferred to acquire and hold real estate mortgage assets in a cost-effective manner and to provide the Bank with an additional means of raising capital for federal and state regulatory purposes. Capital Crossing Preferred operates and intends to continue to operate, in a manner which will allow it to be taxed as a real estate investment trust, or a "REIT," under the Internal Revenue Code of 1986, as amended.

    Capital Crossing currently focuses on purchasing and originating high-yielding assets through the following three principal business lines:

    - WHOLE LOAN PURCHASING. Capital Crossing's whole loan purchasing business consists of purchasing primarily performing loans at a discount from their outstanding principal balances. These loans are primarily secured by commercial real estate and multi-family and one-to-four family residential real estate and are purchased from sellers in the financial services industry or government agencies.

    - LEASE FINANCING. Capital Crossing's lease financing business consists of leasing small-ticket business equipment to small businesses and individuals through its subsidiary, Dolphin Capital. The leased equipment is principally technology equipment such as copiers and computers.

    - LOAN ORIGINATIONS. Capital Crossing provides commercial loan services to its customers.

    Capital Crossing funds its business primarily with certificates of deposit and money market accounts. Capital Crossing also offers other retail deposit services, including checking and savings accounts, and related services to businesses and individuals. Capital Crossing has historically employed a wholesale funding strategy of offering competitively-priced deposit products to a national customer base and generally has not attracted deposits through traditional branch offices. Capital Crossing is able to offer highly competitive rates on its deposit products as a result of its limited branch operating strategy and focus on higher-yielding assets. Capital Crossing also relies significantly on brokered certificates of deposit. Capital Crossing also offers a competitively-priced money market account which has become an increasingly important component of its deposit mix.

LOAN AND LEASE PORTFOLIO COMPOSITION

    The following table sets forth the composition of Capital Crossing's loan and lease portfolio at the dates indicated:

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
Loan Portfolio (1):
  Mortgage loans on real estate:
    Commercial real estate..................................  $301,917   $311,901   $257,880   $202,353   $123,934
    Land....................................................     5,200      5,292      4,677      8,717      7,957
    One-to-four family residential..........................    28,178     35,493     44,814     24,946     26,866
    Multi-family residential................................   215,338     96,933     95,983     48,595     41,824
                                                              --------   --------   --------   --------   --------
      Total.................................................   550,633    449,619    403,354    284,611    200,581
  Secured commercial........................................     4,281      3,365      5,438     10,833     21,682
  Other.....................................................     1,559        781      2,317      2,233      2,091
                                                              --------   --------   --------   --------   --------
      Total loans, gross....................................   556,473    453,765    411,109    297,677    224,354
  Less:
    Non-amortizing discount.................................   (23,985)   (33,575)   (35,458)   (22,132)   (24,387)
    Amortizing discount.....................................   (19,412)   (13,135)   (15,246)   (18,052)   (13,805)
    Net deferred loan fees..................................      (297)      (120)      (199)      (388)      (500)
                                                              --------   --------   --------   --------   --------
      Total loans, net of discount and deferred loan fees...   512,779    406,935    360,206    257,105    185,662
    Allowance for loan losses...............................   (11,138)    (8,484)    (2,625)    (2,273)    (1,965)
                                                              --------   --------   --------   --------   --------
      Total loans, net......................................   501,641    398,451    357,581    254,832    183,697
                                                              --------   --------   --------   --------   --------

Direct Finance Leases:
  Minimum lease payments receivable.........................    58,452     53,172      9,184         --         --
  Estimated unguaranteed residual values....................     5,356      4,696        865         --         --
  Initial direct costs and deferred brokers fees............       966      1,575        399         --         --
  Unearned lease income.....................................   (10,207)   (10,495)    (2,191)        --         --
  Security deposits.........................................    (1,308)    (1,258)      (180)        --         --
                                                              --------   --------   --------   --------   --------
      Total direct finance leases...........................    53,259     47,690      8,077         --         --
  Less allowance for lease losses...........................    (1,680)    (1,326)      (250)        --         --
                                                              --------   --------   --------   --------   --------
      Total direct finance leases, net......................    51,579     46,364      7,827         --         --
                                                              --------   --------   --------   --------   --------
        Total loans and leases, net.........................  $553,220   $444,815   $365,408   $254,832   $183,697
                                                              ========   ========   ========   ========   ========

------------------------------

(1) Prior to January 1, 1999, the allowance for loan losses related almost exclusively to the originated loan portfolio. As a result of the transfer, effective January 1, 1999, of $3.1 million of non-amortizing discount to the allowance for loan losses, and subsequent allocations of discount on new purchases to the allowance for loan losses, the allowance for loan losses now relates to the entire loan portfolio. Accordingly, and in recognition of originated loans being less significant to the loan portfolio as a whole and the fact that a portion of the loans previously included in the originated loan portfolios consisted of refinancings of purchased loans, Capital Crossing has elected to combine its purchased and originated loan portfolios for presentation purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

    WHOLE LOAN PURCHASING ACTIVITIES. A substantial portion of Capital Crossing's business consists of purchasing loans secured primarily by commercial real estate, or multi-family or one-to-four family residential real estate. These loans are generally purchased in pools at discounts from their outstanding balances from sellers in the financial services industry. Since January 1, 1994, Capital Crossing has acquired a total of 113 loan pools containing a total of 3,096 loans for a total net investment of $837.7 million. For the years ended December 31, 2000, 1999, and 1998 Capital Crossing achieved weighted average yields on its loan portfolio of 12.88%, 14.15% and 13.44%, respectively.

    Capital Crossing had historically purchased loans secured by assets located in New England. However, as Capital Crossing has gained further experience with its purchased loan program, it has purchased loans secured by real estate outside of New England. Members of its loan acquisition and servicing groups have lending experience in states outside New England, including, in particular, California. Capital Crossing actively monitors the economic and other conditions of the states in which the collateral of its loan portfolio is located, and the Board of Directors periodically reviews the geographic diversity of the real estate loan portfolio. This strategy enables Capital Crossing to reduce the credit and collateral risks of its total loan portfolio and allows it to take advantage of selective real estate markets.

    The following table sets forth certain information regarding the geographic location of properties securing Capital Crossing's mortgage loans at December 31, 2000:

                                                                   PERCENTAGE OF TOTAL
LOCATION                                       PRINCIPAL BALANCE    PRINCIPAL BALANCE
--------                                       -----------------   -------------------
                                                       (DOLLARS IN THOUSANDS)
California...................................       $216,122              39.25%
New England..................................        160,459              29.14
New York.....................................         62,637              11.38
All others...................................        111,415              20.23
                                                    --------             ------
                                                    $550,633             100.00%
                                                    ========             ======

    Prior to acquiring any loan or portfolio of loans, Capital Crossing's loan acquisition group conducts a comprehensive review and evaluation of each loan to be acquired in accordance with its credit policy for purchased loans. This review includes an analysis of information provided by the seller, including credit and collateral files, a review and valuation of the underlying collateral and a review, where applicable, of the adequacy of the income produced by the property to service the loan. This review is conducted by Capital Crossing's in-house loan acquisition group, which includes credit analysts, real estate appraisers, an environmental department and legal counsel.

    The current value of the collateral is determined by Capital Crossing's in-house appraisal group considering, among other factors, the type of property, its condition and location and its highest and best use. In many cases, real estate brokers and/or appraisers with specific knowledge of the local real estate market are also consulted. For larger loans, members of Capital Crossing's loan acquisition group typically visit the collateral, conduct a site inspection and conduct an internal rental analysis of competing commercial properties. Capital Crossing also analyzes the capacity of the collateral to service the loan. Capital Crossing requires that any loans in excess of $250,000 meet minimum debt service coverage ratio requirements, consisting of the ratio of net operating income of the borrower to total principal and interest payments. New tax and title searches may also be obtained. Capital Crossing's in-house environmental specialists review available information with respect to each property to assess potential environmental risk.

    In order to determine the amount that Capital Crossing bids to acquire discounted loans, it considers, among other factors:

    - the yield expected to be earned;

    - geographic location;

    - servicing restrictions, if any;

    - the collateral securing the loan;

    - the length of time during which the loan has performed in accordance with its repayment terms;

    - the recourse nature of the debt;

    - the age and performance of the loan; and

    - the resources of the borrower or guarantors, if any.

    In addition to the factors listed above, Capital Crossing also considers the amount it may realize through collection efforts or foreclosure and sale of the collateral, net of expenses, and the length of time and costs required to complete the collection or foreclosure process in the event a loan becomes non-performing or is non-performing at the purchase date. Under Capital Crossing's credit policy for purchased loans, all bids are subject to the approval of Chairman or President and any individual loan whose allocated purchase price exceeds $5 million is the subject to approval by the Loan and Investment Committee, which consists of Capital Crossing's Chairman, President, two independent directors and certain officers of Capital Crossing.

    LOAN SERVICING AND ASSET RESOLUTION. Upon purchase of a loan or loan pool, each loan is assigned to one of Capital Crossing's loan officers. In managing purchased loan accounts, the loan officers seek, among other things, to establish good working relationships with the borrowers and to market other services to these customers. In the event that a purchased loan becomes delinquent, or if it is delinquent at the time of purchase, Capital Crossing promptly pursues repayment of the loan. If a delinquent loan becomes non-performing, Capital Crossing may pursue a number of alternatives with the goal of maximizing its overall return on each loan in a timely manner, including restructuring the loans to levels that are supported by existing collateral and debt service capabilities. During this restructuring period, Capital Crossing does not recognize interest income on such loans unless regular payments are being made. In instances when a loan is not restructured, Capital Crossing generally seeks resolution through either foreclosure and sale of the collateral or, under limited circumstances, negotiating a discounted payoff with borrowers, which may be accomplished through refinancing by the borrower with another lender.

    ACTIVITY IN THE LOAN PORTFOLIO. The following table sets forth the activity in Capital Crossing's loan portfolio for the years indicated:

                                                         YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------
                                       2000                   1999                  1998             1997
                               --------------------   --------------------   -------------------   --------
                                            NO. OF                 NO. OF                NO. OF
                                BALANCE     LOANS      BALANCE     LOANS     BALANCE     LOANS     BALANCE
                               ---------   --------   ---------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Loan portfolio, net, at
  beginning of year..........  $ 398,451    1,389     $ 357,581    1,426     $254,832    1,158     $183,697
Acquisitions:
  Loan balances..............    231,397      630       175,666      397      212,915      642      165,903
    Amortizing and non-
      amortizing discount....    (14,271)      --       (15,245)      --      (25,681)      --      (36,712)
                               ---------    -----     ---------    -----     --------    -----     --------
Net investment...............    217,126      630       160,421      397      187,234      642      129,191
                               ---------    -----     ---------    -----     --------    -----     --------
Sales........................     (6,540)     (23)       (4,288)     (34)          --       --       (8,363)
Originations.................     23,796       32        11,722       22        6,598       17       16,810
Resolutions and repayments...   (140,692)    (456)     (135,494)    (422)     (98,413)    (391)     (72,471)
Accretion of amortizing
  discount and deferred
  income.....................      9,725       --         8,896       --        7,907       --        6,293
Provision for loan losses....       (225)      --          (387)      --         (577)      --         (325)
                               ---------    -----     ---------    -----     --------    -----     --------
Loan portfolio, net, at end
  of year....................  $ 501,641    1,572     $ 398,451    1,389     $357,581    1,426     $254,832
                               =========    =====     =========    =====     ========    =====     ========

                                  YEAR ENDED DECEMBER 31,
                               ------------------------------
                                 1997            1996
                               --------   -------------------
                                NO. OF                NO. OF
                                LOANS     BALANCE     LOANS
                               --------   --------   --------
                                   (DOLLARS IN THOUSANDS)
Loan portfolio, net, at
  beginning of year..........   1,082     $131,526      784
Acquisitions:
  Loan balances..............     371      165,220(1)    625
    Amortizing and non-
      amortizing discount....      --      (80,129)(1)     --
                                -----     --------    -----
Net investment...............     371       85,091      625
                                -----     --------    -----
Sales........................    (109)      (3,786)     (24)
Originations.................      48       19,278       72
Resolutions and repayments...    (234)     (51,650)    (375)
Accretion of amortizing
  discount and deferred
  income.....................      --        3,993       --
Provision for loan losses....      --         (755)      --
                                -----     --------    -----
Loan portfolio, net, at end
  of year....................   1,158     $183,697    1,082
                                =====     ========    =====

--------------------------

(1) In the fourth quarter of 1996, Capital Crossing acquired loan pools which included non-performing loans that had outstanding aggregate principal balances of $59.0 million, with respect to which $47.4 million was immediately charged off against the discount.

    LEASING ACTIVITIES. Dolphin Capital, Capital Crossing's leasing subsidiary, provides lease financing primarily to small businesses and, to a lesser extent, individuals for the acquisition of copiers, computers and other business equipment. Prior to 1999, Dolphin Capital sold leases to investors and retained the lease servicing function as a source of fee income. Dolphin Capital's primary business strategy as of January 1, 1999 is to originate leases for inclusion in its loan and lease portfolio. No leases were sold in 1999 and in 2000 leases with aggregate carrying values of $369,000 were sold. For the years ended December 31, 2000 and 1999, Dolphin Capital's lease portfolio had a yield of 12.73% and 12.70%, respectively.

    All equipment leases originated by Dolphin Capital are non-cancelable. During the term of a typical lease, scheduled payments are sufficient, in the aggregate, to cover Dolphin Capital's borrowing costs and the costs of the underlying equipment, and to provide it with a profit. Throughout the term of the lease, Dolphin Capital charges late fees and insurance premiums, when applicable, which enhance the profitability of the lease. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life. Initial terms of the leases in Dolphin Capital's portfolio generally range from 10 to 63 months.

    Dolphin Capital typically owns a residual interest in the equipment covered by a lease. Dolphin Capital's equipment leases outstanding as of December 31, 2000 had an aggregate residual value of $5.4 million, representing 9.2% of its total minimum lease payments receivable at December 31, 2000. In addition, at December 31, 2000, residual interest on leases sold with recourse amounted to approximately $956,000, representing 15.9% of the total minimum lease payments on such leases of approximately $5.9 million.

    LEASE UNDERWRITING. For commercial applications, credit applications are accepted by facsimile, telephone and electronically through PowerLease-TM-, Dolphin Capital's proprietary software system. All commercial credit applications are reviewed by one of Dolphin Capital's credit analysts and each credit application is approved or rejected by a credit analyst with the appropriate level of credit approval authority. The credit analyst also determines any additional conditions of approval including, lease term, advance payment of security deposits, special documentation, and the need for a personal guaranty. The majority of Dolphin Capital's credit applications have an equipment cost of less than $10,000. For business lease credit applications with investment exposure less than $100,000, underwriting parameters include, tenure in business, verification of comparable debt, no material derogatories in the business credit history, paydex score, Fair Isaac Consumer Credit Desk ("FICO") score and the payback history to Dolphin Capital if an existing customer. Underwriting parameters for credit applications with investment exposure in excess of $100,000, in addition to the underwriting parameters for investment exposure less than $100,000, may include, financial requirements based on tangible net worth, working capital, cash flow and industry financial comparison. A formal credit approval, outlining the conditions of the approval, is sent to the dealer.

    Applications from individuals are processed primarily through PowerLease-TM-, which accesses third-party consumer credit reporting agencies that implement fraud detection products and generate credit reports. PowerLease-TM- automatically submits the information to obtain a credit or FICO score. Credit applications with a FICO score greater than a predetermined level are reviewed by a credit analyst, who assesses creditworthiness based on FICO score, number of tradelines, fraud alerts, revolving debt burden and tenure in file. The credit decision is typically made within a few minutes. Dolphin Capital's credit decision is communicated to the originating source of the credit application via PowerLease-TM-.

    LEASE COLLECTIONS. The collections policy is designed to identify payment problems early enough to permit Dolphin Capital to address delinquencies quickly and, when cost effective, to act to preserve equity in the equipment leased. Collection activity begins on the 11th day after the payment due date with a phone call to the lessee. If the account is not brought current within five days after the initial contact, an in-house collector places a second call to the lessee and contacts any guarantor. If the account is 31 to 60 days delinquent and there is no agreement to bring the account current, Dolphin Capital sends a notice of potential default to all parties to the lease. Dolphin Capital places accounts that are 60 days delinquent into default and commences efforts to recover the equipment if cost-effective. If an account is 120 days delinquent, Dolphin Capital charges off the lease and refers it to the workout department where collection efforts are continued or assigned to a collection agency or outside legal counsel. Dolphin Capital's management presents to the Board of Directors of the Bank a monthly report of the number and dollar amount of leases which are more than 30 days past due.

    Dolphin Capital takes a team-oriented approach to collections, with its collections manager directly overseeing a team of collectors. Compensation at all levels of the collection effort is linked to the success of the entire collection team. Dolphin Capital believes its collections effort is a key component to effective small-ticket leasing management. Each collector has the capacity to service approximately 3,000 leases.

ASSET QUALITY

    PAYMENT STATUS OF LOAN PORTFOLIO. The following table sets forth certain information relating to the payment status of loans in the loan portfolio at the dates indicated:

                                                                             DECEMBER 31,
                                                         ----------------------------------------------------
                                                           2000       1999       1998       1997       1996
                                                         --------   --------   --------   --------   --------
                                                                            (IN THOUSANDS)
Delinquent performing loans:
31-89 days past due....................................   $1,527    $ 3,022    $ 9,021     $3,467    $25,418(1)
90 days or more past due...............................      131      1,268      1,344         --        825
                                                          ------    -------    -------     ------    -------
                                                           1,658      4,290     10,365      3,467     26,243
Less:
  Non-amortizing discount..............................     (255)      (498)    (1,829)      (331)    (3,520)
  Amortizing discount(2)...............................      (32)      (103)        --         --         --
                                                          ------    -------    -------     ------    -------
  Total delinquent performing loans, net...............   $1,371    $ 3,689    $ 8,536     $3,136    $22,723
                                                          ======    =======    =======     ======    =======

Non-performing loans...................................   $2,780    $11,634    $14,039     $6,918    $ 3,106
Less:
  Non-amortizing discount..............................     (728)    (1,953)       (48)      (127)       (50)
  Amortizing discount(2)...............................      (59)      (608)        --         --         --
                                                          ------    -------    -------     ------    -------
    Total non-performing loans, net....................   $1,993    $ 9,073    $13,991     $6,791    $ 3,056
                                                          ======    =======    =======     ======    =======

------------------------

(1) Includes $24.1 million of loans purchased in the fourth quarter of 1996.

(2) Prior to January 1, 1999, amortizing discount was accounted for on a pool basis rather than on an individual loan basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

    During the fourth quarter of 1996, Capital Crossing began to selectively acquire mixed (performing and non-performing) loan portfolios. Capital Crossing assigns the non-performing portions of mixed loan portfolios to a separate department which has the primary objective of returning the loans to performing status. Generally, Capital Crossing's efforts to return non-performing loans to performing status involves restructuring the loans to levels that are supported by existing collateral and debt service capabilities. During this restructuring period, Capital Crossing does not recognize interest income on such loans unless regular payments are being made. In instances when the loan is not restructured, Capital Crossing pursues repayment, foreclosure or, in certain instances, a deed-in-lieu-of-foreclosure.

    The contractual delinquency of purchased loans is determined prospectively from the purchase date rather than from the origination date. Interest income on purchased non-performing loans is generally recognized upon receipt of payments based either on the original loan contracts or as restructured by Capital Crossing.

    Management presents to the Board of Directors a monthly report of loan delinquencies showing all loans which are more than 30 days past due. In addition, loans are reviewed monthly by management to determine which credits should be placed on non-performing status. Management and the Board of Directors also review all loan evaluations made during periodic examinations by the FDIC and the Commissioner of Banks of the Commonwealth of Massachusetts (the "Commissioner").

    PAYMENT STATUS OF LEASE PORTFOLIO. The following table sets forth certain information relating to the payment status of direct finance leases at the dates indicated:

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         2000       1999       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Delinquent direct finance leases:
  31 to 90 days past due.............................   $1,467     $1,037      $159
  91 days or more past due...........................       19          9         6
                                                        ------     ------      ----
    Total delinquent direct finance leases...........   $1,486     $1,046      $165
                                                        ======     ======      ====

    At December 31, 2000, Dolphin Capital was servicing $5.9 million of leases sold with recourse for which it maintained a liability for potential recourse obligations of $232,000. At December 31, 2000, approximately $14,000 of leases were subject to repurchase under the terms of the sales agreements. Any loss in connection with potential repurchases will be charged against the recourse liability when the leases are repurchased. The following table sets forth certain information relating to the payment status of leases sold with recourse at the dates indicated:

                                                                   DECEMBER 31,
                                                          ------------------------------
                                                            2000       1999       1998
                                                          --------   --------   --------
                                                                  (IN THOUSANDS)
Delinquent leases sold with recourse:
  31 to 90 days past due................................    $251       $424       $595
  91 days or more past due..............................      14         41         12
                                                            ----       ----       ----
    Total delinquent leases sold with recourse..........    $265       $465       $607
                                                            ====       ====       ====

NON-PERFORMING ASSETS

    NON-PERFORMING LOANS AND LEASES. The performance of Capital Crossing's loan and lease portfolio is evaluated regularly by management. Management generally classifies a loan as non-performing when any installment of principal or interest is 90 days or more past due based upon the date of purchase for purchased loans, unless, in management's opinion, the net carrying value of the loan is well-secured and the collection of principal or carrying value, and interest is probable. When a loan is placed on non-performing status, Capital Crossing's general policy is to reverse and charge against current income previously accrued but unpaid interest. These loans remain on non-performing status until the earlier of legal foreclosure or relinquishment of control of the collateral by the borrower, or until the borrower has established a history of timely principal and interest payments. Leases are charged to the allowance for lease losses when payments are 120 days past due. For additional information see Notes 1 and 4 to the Consolidated Financial Statements.

    A "troubled debt restructuring" is a loan on which Capital Crossing grants a concession to the borrower for reasons related to the borrower's financial difficulties. These concessions may include a reduction in the loan's interest rate, a reduction in the principal amount of the debt or an extension of the maturity date of the loan, that management would not otherwise consider. Certain purchased loans are restructured by Capital Crossing in order to establish a payment plan which the borrower can maintain and which is profitable to Capital Crossing in light of its net investment in such loan. When a purchased loan has been acquired at a discount sufficient to enable Capital Crossing to make an appropriate profit on the loan even after restructuring the debt and making certain concessions to the borrower, Capital Crossing does not deem such a restructuring to be a "troubled debt restructuring." As part of the loan restructuring process loans may become classified as non-performing for a period of time until the restructure is completed or Capital Crossing may foreclose on the underlying collateral. Capital Crossing anticipates that its non-performing loans may increase periodically in the future as the loan portfolio grows.

    The following table sets forth the amount of non-performing assets by category and accruing troubled debt restructurings at the dates indicated:

                                                                       DECEMBER 31,
                                                   ----------------------------------------------------
                                                     2000       1999       1998       1997       1996
                                                   --------   --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Non-performing loans:
  Mortgage loans on real estate:
    Commercial...................................   $2,077    $10,213    $ 6,925    $ 4,532     $1,609
    Land.........................................       --         --         50        746        350
    One-to-four family residential...............      298        750      2,031        594        333
    Multi-family residential.....................      405        605      4,998      1,046         --
                                                    ------    -------    -------    -------     ------
      Total......................................    2,780     11,568     14,004      6,918      2,292
  Secured commercial loans.......................       --         66         29         --        814
  Other..........................................       --         --          6         --         --
                                                    ------    -------    -------    -------     ------
                                                     2,780     11,634     14,039      6,918      3,106
Less:
    Non-amortizing discount......................     (728)    (1,953)       (48)      (127)       (50)
    Amortizing discount(1).......................      (59)      (608)        --         --         --
                                                    ------    -------    -------    -------     ------
      Non-performing loans, net..................    1,993      9,073     13,991      6,791      3,056
                                                    ------    -------    -------    -------     ------
Other real estate owned..........................    1,137      1,548      4,965      3,692      4,788
Less allowance for losses........................     (112)       (90)       (90)      (101)      (100)
                                                    ------    -------    -------    -------     ------
      Other real estate owned, net...............    1,025      1,458      4,875      3,591      4,688
                                                    ------    -------    -------    -------     ------
      Non-performing assets, net.................   $3,018    $10,531    $18,866    $10,382     $7,744
                                                    ======    =======    =======    =======     ======

Accruing troubled debt restructurings............   $  464    $    --    $    --    $   345     $  350
                                                    ======    =======    =======    =======     ======
Non-performing loans, net, as a percent of loans,
  net of discount and deferred loan income.......     0.39%      2.23%      3.88%      2.64%      1.65%
Non-performing assets, net, as a percent to total
  assets.........................................     0.39       1.65       3.99       3.23       3.36

------------------------

(1) Prior to January 1, 1999, amortizing discount was accounted for on a pool basis rather than on an individual loan basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Certain Accounting Considerations."

    Capital Crossing considers a purchased loan impaired when, based on current information and events, it determines that estimated cash flows are less than the cash flows estimated at the date of purchase. An originated loan is considered impaired when, based on current information and events, it is probable that Capital Crossing will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis by comparing the recorded investment in the loan to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of Capital Crossing's loans which have been identified as impaired have been measured by the fair value of the existing collateral. At December 31, 2000, Capital Crossing had a net recorded investment in impaired loans of $10.6 million. No additional funds are committed to be advanced in connection with impaired loans. For additional information see Notes 1 and 4 to the consolidated financial statements.

    OTHER REAL ESTATE OWNED. Other real estate owned consists of assets acquired through, or in lieu of, loan foreclosure. Other real estate owned is held for sale and is initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new basis. Subsequent to foreclosure, valuations are periodically updated by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other real estate owned income, net.

    For the year ended December 31, 2000, Capital Crossing transferred
$6.2 million from loans to other real estate owned and $8.4 million of other real estate owned was sold at net gains of $1.8 million, resulting in net other real estate owned at December 31, 2000 of $1.0 million. At December 31, 2000, Capital Crossing's other real estate owned consisted of 5 properties. For additional information relating to other real estate owned, see Note 5 to the Consolidated Financial Statements.

NON-AMORTIZING DISCOUNT AND ALLOWANCE FOR LOAN AND LEASE LOSSES

    NON-AMORTIZING DISCOUNT. At the time of acquisition, the excess of the contractual loan balances over the amount of reasonably estimable and probable discounted future cash collections is recorded as non-amortizing discount. The non-amortizing discount is not transferred to amortizing discount and accreted into income until it is determined that the amount and timing of the cash flows related to the non-amortizing discount are reasonably estimable and collection is probable. Non-amortizing discount is generally reduced and offset against the related principal balance when the amount at which a loan is resolved or restructured is determined. There is no effect on the income statement as a result of these reductions.

    The following table sets forth certain information relating to the activity of the non-amortizing discount for the years indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
Balance at beginning of year.......................  $ 33,575   $35,458    $22,132    $ 24,387   $  7,638
Acquisitions.......................................     5,959    12,129     24,509      29,765     69,897
Transfers to amortizing portion, net(2)............   (11,854)   (6,901)    (5,442)     (3,764)    (1,951)
Transfer to allowance for loan losses(1)...........        --    (3,089)        --          --         --
Net reductions related to resolutions and
  restructures.....................................    (1,134)   (3,346)    (5,741)    (28,256)   (51,197)
Non-amortizing discount relating to loans sold.....    (2,561)     (676)        --          --         --
                                                     --------   -------    -------    --------   --------
Balance at end of year.............................  $ 23,985   $33,575    $35,458    $ 22,132   $ 24,387
                                                     ========   =======    =======    ========   ========

------------------------

(1) Effective January 1, 1999, Capital Crossing transferred $3.1 million from non-amortizing discount to the allowance for loan losses, representing general reserve allocations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

(2) For the years ended December 31, 2000 and 1999, $5.2 million and
    $3.3 million, respectively, of these totals represent accretion income recognized at the time of individual loan pay-offs. Prior to January 1, 1999, amounts are not identified because discount income was accounted for on a pool basis rather than an individual loan basis.

    ALLOWANCE FOR LOAN AND LEASE LOSSES. Capital Crossing maintains an allowance for loan and lease losses that is increased by provisions charged against earnings and allocations of discounts on purchased loans and reduced by net loan and lease charge-offs. Loans are charged off when they are deemed to be uncollectible, or partially charged-off when a portion of a loan is deemed uncollectible. Leases are deemed uncollectible and charged off if they become 120 days past due. Recoveries are generally recorded only when cash payments are received. In general, our loan and lease loss allowance policy requires the maintenance of allowances sufficient to satisfy estimated probable losses arising from impaired real estate or other secured commercial loans and leases.

    In determining the adequacy of the allowance for loan and lease losses, management initially considers the loan loss allowances specifically allocated to individual impaired loans. Next, management considers the level of general loan and lease loss allowances deemed appropriate for the balance of the portfolio. Factors considered include known and inherent risks in the nature and volume of the loan and lease portfolios, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. With respect to leases, Capital Crossing has provided for potential losses through a provision charged to earnings based upon a percentage of outstanding leases and historical charge-off experience. This amount is adjusted from time to time based upon actual experience. An additional allowance is maintained based on a judgement by management after consideration of qualitative and quantitative assessments of certain factors including regional credit concentration, industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, economic conditions such as interest rates and energy costs and other changes in the portfolio. The allowance for loan and lease losses is management's estimate of the probable loan and lease losses incurred as of the balance sheet date.

    Capital Crossing's allowance for loan and lease losses at December 31, 2000 was $12.8 million. The determination of this allowance requires the use of estimates and assumptions regarding the risks inherent in individual loans and leases and the loan and lease portfolio in its entirety. In addition, regulatory agencies periodically review the adequacy of the allowance and may require Capital Crossing to make additions to its allowance for loan and lease losses. While management believes its estimates and assumptions are reasonable, there can be no assurance that they will be proven to be correct in the future. The actual amount of future provisions that may be required cannot be determined, and such provisions may exceed the amounts of past provisions. Management believes that the allowance for loan and lease losses is adequate to absorb the known and inherent risks in Capital Crossing's loan and lease portfolio at each date based on the facts known to management as of such date. Management continues to monitor and modify the allowances for general and specific loan and lease losses as economic conditions dictate.

    The following table provides certain information with respect to the allowance for loan losses as well as charge-offs, recoveries and certain related ratios with respect to the loan portfolio for the years indicated:

                                                                          YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------
                                                              2000       1999       1998       1997       1996
                                                            --------   --------   --------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
Allowance for loan losses at beginning of year............  $  8,484   $  2,625   $  2,273   $  1,965   $  1,265
Provision for loan losses.................................       225        387        578        325        755
Transfer from non-amortizing discount(1)..................        --      3,089         --         --         --
Additions in connection with loan purchases...............     3,029      2,600         --         --         --

Charge-offs:
  Mortgage loans on real estate:
    Commercial............................................      (545)      (258)      (245)      (110)       (75)
    Land and other........................................      (181)        --         --        (18)       (75)
  Secured commercial loans................................        --       (122)       (30)        --        (30)
  Other...................................................        --         (1)        --        (78)        --
                                                            --------   --------   --------   --------   --------
      Total charge-offs...................................      (726)      (381)      (275)      (206)      (180)
                                                            --------   --------   --------   --------   --------
Recoveries:
  Mortgage loans on real estate:
    Commercial............................................        --        131         --         55          1
    Land and other........................................       102         13         13         56         70
  Secured commercial loans................................        24         18         35         69          6
  Other...................................................        --          2          1          9         48
                                                            --------   --------   --------   --------   --------
      Total recoveries....................................       126        164         49        189        125
                                                            --------   --------   --------   --------   --------
      Net charge-offs.....................................      (600)      (217)      (226)       (17)       (55)
                                                            --------   --------   --------   --------   --------
Allowance for loan losses at end of year..................  $ 11,138   $  8,484   $  2,625   $  2,273   $  1,965
                                                            ========   ========   ========   ========   ========
Loans:
Average loans, net of discount and deferred loan fees.....  $488,979   $374,949   $297,235   $218,188   $143,964
Total loans, net of discount and deferred loan fees at end
  of year.................................................   512,779    406,935    360,206    257,105    185,662

Ratios:
Net loans charged off as a percent of average loans, net
  of discount and deferred loan fees......................     (0.12)%    (0.06)%    (0.08)%    (0.01)%    (0.04)%
Allowance for loan losses as a percent of total loans, net
  of discount and deferred loan fees at end of year(1)....      2.17       2.08       0.73       0.88       1.06
Allowance for loan losses as a percent of non-performing
  loans, net, at end of year(1)(2)........................    558.86      93.51      18.76      33.47      64.30

--------------------------

(1) Effective January 1, 1999, Capital Crossing transferred $3.1 million from non-amortizing discount to the allowance for loan losses, representing general reserve allocations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

(2) Capital Crossing effectively maintains an allowance for loan losses in connection with its purchased loan portfolio by allocating a portion of the purchase discount to a non-amortizing discount category.

    The following table provides certain information with respect to Capital Crossing's allowance for lease losses, as well as charge-offs, recoveries and certain related ratios with respect to the lease portfolio for the periods indicated:

                                                                YEAR ENDED           PERIOD FROM
                                                               DECEMBER 31,          MAY 1, 1998
                                                            -------------------        THROUGH
                                                              2000       1999     DECEMBER 31, 1998
                                                            --------   --------   -----------------
                                                                    (DOLLARS IN THOUSANDS)
Allowance for lease losses at beginning of period.........  $ 1,326    $   250         $    --
Provision for lease losses................................    1,362      1,991             512
Charge-offs...............................................   (1,333)      (992)           (262)
Recoveries................................................      325         77              --
                                                            -------    -------         -------
Allowance for lease losses at end of period...............  $ 1,680    $ 1,326         $   250
                                                            =======    =======         =======
Leases:
Average direct finance leases.............................  $51,131    $31,557         $ 7,971
Direct finance leases at end of period....................   53,259     47,690           8,077

Ratios:
Net leases charged off as a percent of average direct
  finance leases..........................................     1.97%      2.90%           4.90%(1)
Allowance for lease losses as a percent of direct finance
  leases at end of period.................................     3.15       2.78            3.10

------------------------

(1) Net leases charged-off are annualized for 1998.

    The following table sets forth management's historical allocation of the allowance for loan and lease losses by loan category, and the percent of loans and leases in each category to the total loan and lease portfolio at the dates indicated:

                                                         YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------
                                  2000                      1999                      1998               1997
                         -----------------------   -----------------------   -----------------------   ---------
                         ALLOWANCE   PERCENT OF    ALLOWANCE   PERCENT OF    ALLOWANCE   PERCENT OF    ALLOWANCE
                         FOR LOAN    GROSS LOANS   FOR LOAN    GROSS LOANS   FOR LOAN    GROSS LOANS   FOR LOAN
                            AND          AND          AND          AND          AND          AND          AND
                           LEASE      LEASES TO      LEASE      LEASES TO      LEASE      LEASES TO      LEASE
                          LOSSES        TOTAL       LOSSES        TOTAL       LOSSES        TOTAL       LOSSES
                         ---------   -----------   ---------   -----------   ---------   -----------   ---------
                                                         (DOLLARS IN THOUSANDS)
Mortgage loans on real
  estate:
  Commercial...........   $ 6,819       49.52%      $6,335        62.20%      $1,895        61.52%      $1,547
  Land.................        89        0.85           42         1.05           19         1.11           32
  One-to-four family
    residential........       386        4.62          413         7.08          291        10.69          125
  Multi-family
    residential........     3,721       35.32        1,594        19.33          164        22.90          185
                          -------      ------       ------       ------       ------       ------       ------
    Total..............    11,015       90.31        8,384        89.66        2,369        96.22        1,889
Secured commercial.....       120        0.70           97         0.67          247         1.30          368
Other..................         3        0.26            3         0.16            9         0.55           16
Direct finance
  leases...............     1,680        8.73        1,326         9.51          250         1.93           --
                          -------      ------       ------       ------       ------       ------       ------
                          $12,818      100.00%      $9,810       100.00%      $2,875       100.00%      $2,273
                          =======      ======       ======       ======       ======       ======       ======

                                YEAR ENDED DECEMBER 31,
                         -------------------------------------
                            1997                1996
                         -----------   -----------------------
                         PERCENT OF    ALLOWANCE   PERCENT OF
                         GROSS LOANS   FOR LOAN    GROSS LOANS
                             AND          AND          AND
                          LEASES TO      LEASE      LEASES TO
                            TOTAL       LOSSES        TOTAL
                         -----------   ---------   -----------
                                (DOLLARS IN THOUSANDS)
Mortgage loans on real
  estate:
  Commercial...........     67.98%      $  554        55.24%
  Land.................      2.93           19         3.54
  One-to-four family
    residential........      8.38          110        11.98
  Multi-family
    residential........     16.32          247        18.64
                           ------       ------       ------
    Total..............     95.61          930        89.40
Secured commercial.....      3.64          999         9.67
Other..................      0.75           36         0.93
Direct finance
  leases...............        --           --           --
                           ------       ------       ------
                           100.00%      $1,965       100.00%
                           ======       ======       ======

SECURITIES AVAILABLE FOR SALE

    Prior to 1999, Capital Crossing invested in U.S. government obligations. In the fourth quarter of 1999, Capital Crossing expanded its investment portfolio to include U.S. government agency obligations, corporate bonds, mortgage-backed and other asset-backed investments.

    Capital Crossing's investment policy is designed to provide an adequate level of liquidity in order to meet anticipated deposit outflow, normal working capital needs and expansion of the loan and lease portfolios within guidelines approved by the Board of Directors. The policy is also designed to mitigate to the extent possible the adverse effects of changes in interest rates and shifts in the mix of assets and liabilities.

    Capital Crossing designates all investment securities held in the ordinary course of business as securities available for sale. At December 31, 2000, the investment portfolio includes corporate bonds, asset-backed and mortgage-backed investments, U.S. government agency obligations and U.S. government obligations. Such securities are reflected at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. These investment securities may be sold prior to maturity as part of prudent asset/liability management in response to changes in interest rates as well as to meet liquidity needs.

    The following table sets forth the carrying value of Capital Crossing's investment securities at the dates indicated:

                                                            DECEMBER 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
U.S. Treasury and government agency
  obligations....................................  $ 5,192    $15,662    $28,308
Corporate........................................   31,070     37,196         --
Mortgage-backed..................................   14,909      6,298         --
Other asset-backed...............................    6,562     13,206         --
                                                   -------    -------    -------
                                                   $57,733    $72,362    $28,308
                                                   =======    =======    =======

    The following table sets forth the maturity and weighted average rates of Capital Crossing's investment securities at amortized cost, excluding mortgage and other asset-backed securities, at December 31, 2000:

                                        U.S. TREASURY AND
                                           GOVERNMENT
                                             AGENCY          CORPORATE
                                           OBLIGATIONS         BONDS        TOTAL
                                        -----------------   ------------   --------
                                                  (DOLLARS IN THOUSANDS)
Due in one year or less:
            Amount....................        $5,189          $11,606      $16,795
            Yield.....................          6.34%            7.14%        6.89%
Due over one year to five years:
            Amount....................            --           19,786       19,786
            Yield.....................            --             7.17%        7.17%
                                              ------          -------      -------
Total:
            Amount....................        $5,189          $31,392       36,581
                                              ======          =======      =======
            Yield.....................          6.34%            7.16%        7.04%
                                              ======          =======      =======

    For additional information relating to securities available for sale, see
Note 3 to the Consolidated Financial Statements.

DEPOSITS

    Capital Crossing's deposit products consist of savings accounts, demand deposit accounts, money market deposits, NOW accounts and certificates of deposit. Capital Crossing historically has employed a wholesale funding strategy consisting primarily of marketing competitively-priced money market accounts and certificates of deposit to a national customer base. During 2000, Capital Crossing launched its Relationship Banking initiative, which offers cash management and commercial lending services to business customers through multiple delivery channels, including the Internet and a network of personal bankers. Capital Crossing has been able to maintain sufficient liquidity by offering interest rates on money market accounts and certificates of deposit that are often in excess of rates offered by other banks on comparable deposits. Capital Crossing is able to offer highly competitive rates on its deposit products as a result of its limited branch operating strategy and focus on higher-yielding assets.

    In 1998, Capital Crossing entered into an arrangement with a national publication company under which the rates Capital Crossing offers on its deposit products, if among the top five rates for banks nationwide as monitored by the national publication company, are published in major newspapers and other financial publications nationwide. Capital Crossing's rates have been included among the five highest on numerous occasions. In addition, this company publishes on its Internet web site, the 25 highest rates and yields offered by banks nation-wide.

    Capital Crossing has also entered into contractual agreements with several investment banking firms that provide access to brokered deposits. Brokered deposits totaled $320.0 million at December 31, 2000. These deposits are non-cancelable and bear interest rates which are consistent with Capital Crossing's certificate of deposit program at the time of issuance. Brokered deposits generally are more responsive to changes in interest rates than other deposits.

    The rates Capital Crossing has paid on its deposit accounts have allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. Capital Crossing manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on Capital Crossing's experience, Capital Crossing believes that its savings, demand deposit, NOW, and money market accounts are relatively stable sources of deposits.

    The following table sets forth the average deposit balances and rates paid in the various types of deposit programs offered by Capital Crossing at the dates indicated:

                                              FOR THE YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------------
                                     2000                  1999                  1998
                              -------------------   -------------------   -------------------
                              AVERAGE      RATE     AVERAGE      RATE     AVERAGE      RATE
                              BALANCE      PAID     BALANCE      PAID     BALANCE      PAID
                              --------   --------   --------   --------   --------   --------
                                                  (DOLLARS IN THOUSANDS)
Demand......................  $  6,896       --%    $  4,743       --%    $  5,043       --%
NOW.........................     2,022     3.26        1,287     1.86        1,287     1.79
Savings.....................       673     3.71          416     4.33          721     2.91
Money market................   172,310     5.98       93,006     5.04       62,170     5.13
Certificates of deposit.....   423,959     6.34      322,487     5.64      289,546     5.95
                              --------     ----     --------     ----     --------     ----
                              $605,860     6.15%    $421,939     5.43%    $358,767     5.70%
                              ========     ====     ========     ====     ========     ====

    The following table summarizes certain information regarding certificates of deposit less than $100,000 and $100,000 or more classified by time remaining until maturity as of December 31, 2000:

                                             3 MONTHS   OVER 3 TO   OVER 6 TO     OVER
                                             OR LESS    6 MONTHS    12 MONTHS   12 MONTHS    TOTAL
                                             --------   ---------   ---------   ---------   --------
                                                                 (IN THOUSANDS)
Certificates of deposit of less than
  $100,000.................................  $19,705    $ 34,306    $ 36,338     $ 8,568    $ 98,917
Certificates of deposit of $100,000 or
  more.....................................   63,747     170,829      67,602      65,792     367,970
                                             -------    --------    --------     -------    --------
            Total certificates of
              deposit......................  $83,452    $205,135    $103,940     $74,360    $466,887
                                             =======    ========    ========     =======    ========

    The following table summarizes certain information and locations of certificates of deposit as of December 31, 2000:

                                                                     WEIGHTED
STATE                                                    AMOUNT    AVERAGE RATE
-----                                                   --------   ------------
                                                        (DOLLARS IN THOUSANDS)
New York(1)...........................................  $324,072       6.80%
Massachusetts.........................................    76,139       6.51
Florida...............................................    10,532       6.73
Texas.................................................     7,991       6.64
California............................................     6,376       6.74
Other states (below $5.0 million).....................    41,777       6.68
                                                        --------       ----
                                                        $466,887       6.74%
                                                        ========       ====

------------------------

(1) This total includes all brokered certificates of deposit for which customer location is not available.

    Brokered certificates of deposit are classified based upon location of broker.

SHORT-TERM BORROWINGS

    Capital Crossing has an available line of credit with the Federal Home Loan Bank of Boston ("FHLBB") at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of Capital Crossing's total assets and are secured by a blanket lien on qualified collateral, as determined by the FHLBB. Capital Crossing periodically has drawn upon its borrowing capacity with the FHLBB primarily for short-term borrowings. Capital Crossing anticipates that it will increase the utilization of its borrowing capacity with the FHLBB in the future. Capital Crossing may also use certain investment securities, including FHLBB stock, and real estate loans (subject to certain limitations), as collateral for term borrowings from the FHLBB. After December 31, 2000, Capital Crossing began to utilize its term borrowing capacity with the FHLBB and it may, in the future, increase its use thereof. On occasion, Capital Crossing enters into repurchase agreements with customers and other third parties such as investment banking firms utilizing certain investment securities as collateral. In connection with such repurchase agreements, Capital Crossing is generally required to pledge certain investment securities. The following table summarizes certain information regarding short-term borrowings:

                                                            DECEMBER 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Balance at year end..............................  $ 2,721    $    --    $    --
Highest balance at any month end.................   72,615     46,000         --
Average balance for the year.....................   13,411      5,333         --
Weighted average interest rate paid as of
  December 31,...................................     5.47%        --         --
Weighted average interest rate paid for the
  year...........................................     6.35%      5.31%        --

SUPERVISION AND REGULATION

    GENERAL. As a Massachusetts-chartered trust company, Capital Crossing is subject to regulation and examination by the Commissioner and the FDIC, which insures its deposits to the extent permitted by law. The FDIC insures Capital Crossing's deposit accounts up to a maximum of $100,000 per separately insured account. As a state-chartered, FDIC-insured nonmember bank, Capital Crossing is subject to regulation, examination, and supervision by the FDIC and to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy. Capital Crossing is also subject to certain requirements established by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and is a member of the FHLBB. To the extent the following discussion describes statutory or regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations.

CAPITAL REQUIREMENTS

    The FDIC has adopted requirements setting minimum standards for capital adequacy. For this purpose, a depository institution's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. In addition, risk weighted assets are adjusted for low-level recourse and market risk equivalent assets. A depository institution's capital, in turn, is divided into three tiers:

    - core ("Tier 1") capital which includes common equity, non-cumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock (excluding auction rate issues) and related surplus, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets;

    - supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions; and

    - market risk ("Tier 3") capital, which includes qualifying unsecured subordinated debt.

    Pursuant to FDIC requirements, Capital Crossing must maintain a Tier 1 capital to risk-weighted assets ratio of at least 4.00% and a total capital to risk-weighted assets ratio of at least 8.00%. The FDIC also imposes a minimum leverage capital ratio (Tier 1 capital to average assets) of 3.00% for the most highly rated banks and a minimum Tier 1 leverage capital ratio of 4.00% for other banks. Capital Crossing exceeded all applicable capital requirements at December 31, 2000 as follows:

                                                                      DECEMBER 31, 2000
                                               ---------------------------------------------------------------
                                                                                              MINIMUM TO BE
                                                                                            WELL CAPITALIZED
                                                                                              UNDER PROMPT
                                                                       MINIMUM CAPITAL      CORRECTIVE ACTION
                                                     ACTUAL             REQUIREMENTS           PROVISIONS
                                               -------------------   -------------------   -------------------
                                                AMOUNT     RATIO      AMOUNT     RATIO      AMOUNT     RATIO
                                               --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Total capital (to risk weighted assets)......  $84,379     13.52%    $49,918      8.00%    $62,398     10.00%
Tier 1 capital (to risk weighted assets).....   76,516     12.26      24,959      4.00      37,439      6.00
Tier 1 capital (to average assets)...........   76,516     10.48      29,212      4.00      36,515      5.00

    In August 2000, the Board of Directors and regulatory authorities approved a stock repurchase program providing for the purchase of up to 1,200,000 shares of Capital Crossing's common stock at a maximum purchase price of $12.0 million. This authority may be exercised through July 31, 2001 in such amounts as market conditions warrant, subject to regulatory considerations. On November 9, 2000, regulatory approval was received for additional purchases of up to 550,000 shares of Capital Crossing's common stock at a maximum price of $5.0 million. This authority may be exercised through November 9, 2001 in such amounts as market conditions warrant, and subject to regulatory considerations. As of February 28, 2001, 1,584,800 shares of common stock had been repurchased at an aggregate price of $15.2 million.

    In connection with, and during the period of, the stock repurchase program, Capital Crossing has committed to maintain its capital ratios at 1% above each minimum ratio required to be well capitalized. Thus, Capital Crossing must maintain Tier 1 leverage ratio of 6.00%; Tier 1 risk-based capital ratio of 7.00%; and total risk-based capital ratio of 11.00% until the completion or termination of the repurchase program. For additional information relating to regulatory capital requirements, see Note 12 to the Consolidated Financial Statements.

PROMPT CORRECTIVE ACTION

    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes a regulatory matrix which requires the federal banking agencies, which include the Office of Thrift Supervision, the FDIC, the Office of the Comptroller of Currency (the "OCC") and the Federal Reserve Board, to take prompt corrective action to deal with depository institutions that fail to meet their minimum capital requirements or are otherwise in a troubled condition. The prompt corrective action provisions require undercapitalized institutions to become subject to an increasingly stringent array of restrictions, requirements and prohibitions, as their capital levels deteriorate and supervisory problems mount. Should these corrective measures prove unsuccessful in recapitalizing the institution and correcting its problems, FDICIA mandates that the institution be placed in receivership.

    Pursuant to regulations promulgated under FDICIA, the corrective actions that the banking agencies either must or may take are tied primarily to an institution's capital levels. In accordance with the framework adopted by FDICIA, the banking agencies have developed a classification system, pursuant to which all banks and thrifts will be placed into one of five categories: well capitalized institutions, adequately capitalized institutions, undercapitalized institutions, significantly undercapitalized institutions and critically undercapitalized institutions. The capital thresholds established for each of the categories are as follows:

                                      TIER 1      TOTAL RISK-BASED  TIER 1 RISK-BASED
CAPITAL CATEGORY                  LEVERAGE RATIO      CAPITAL            CAPITAL
----------------                  --------------  ----------------  -----------------
Well Capitalized...............     5.0% or more    10.0% or more      6.0% or more
Adequately Capitalized.........     4.0% or more     8.0% or more      4.0% or more
Undercapitalized...............   less than 4.0%   less than 8.0%    less than 4.0%
Significantly                                      less than 6.0%    less than 3.0%
Undercapitalized...............   less than 3.0%
Critically Undercapitalized....     2.0% or less               --                --
                                        tangible
                                          equity

    The undercapitalized, significantly undercapitalized and critically undercapitalized categories are successively inclusive; therefore, a critically undercapitalized institution would also be an undercapitalized institution and a significantly undercapitalized institution. This overlap ensures that the remedies and restrictions prescribed for undercapitalized institutions will also apply to institutions in the lowest two categories. Capital Crossing was classified as well capitalized at December 31, 2000.

    The downgrading of an institution's category is automatic in two situations:
(1) whenever an otherwise well capitalized institution is subject to any written capital order or directive and (2) where an under-capitalized institution fails to submit or implement a capital restoration plan or has its plan disapproved. The federal banking agencies may also treat institutions with applicable ratios in the well capitalized, adequately capitalized and undercapitalized categories as if they were in the next lower capital level based on safety and soundness considerations relating to factors other than capital levels. FDICIA prohibits all insured institutions regardless of their level of capitalization from paying any dividend or making any other kind of capital distribution or paying any management fee to any controlling person if following the payment or distribution, the institution would be undercapitalized. While the prompt corrective action provisions of FDICIA contain no requirements or restrictions aimed specifically at adequately capitalized institutions, other provisions of FDICIA and the agencies' regulations relating to deposit insurance assessments, brokered deposits and interbank liabilities treat adequately capitalized institutions less favorably than those that are well capitalized. For example, a depository institution that is not well capitalized is prohibited from accepting deposits through a deposit broker. However, an adequately capitalized institution can apply for a waiver to accept brokered deposits. Institutions that receive a waiver are subject to limits on the rates of interest they may pay on brokered deposits.

DIVIDEND RESTRICTIONS

    Various federal and state statutory provisions limit the amount of dividends banks can pay without regulatory approval. Dividend payments by Capital Crossing may be declared, credited or paid out of net profits (less any amounts required to be transferred to surplus or to fund the payment of dividends on, or the retirement of, any preferred stock) so long as there is no impairment of capital stock. In addition, federal bank regulatory authorities have authority to prohibit Capital Crossing from engaging in an unsafe or unsound practice in conducting its business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. Capital Crossing's ability to pay dividends in the future is influenced by bank regulatory policies and capital guidelines in effect from time to time. For example, under FDICIA, Capital Crossing may not make capital distributions, including the payment of dividends if it is undercapitalized or if such payment would cause it to become undercapitalized.

BROKERED DEPOSITS

    Under FDIC regulations, no FDIC-insured depository institution may accept brokered deposits unless it (1) is well capitalized or (2) is adequately capitalized and received a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from
(1) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (2) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

DEPOSIT INSURANCE ASSESSMENTS

    The deposits of Capital Crossing are insured up to regulatory limits by the FDIC and are subject to the FDIC's deposit insurance assessments to maintain the Bank Insurance Fund ("BIF"). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized--and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal regulator and, if applicable, other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to Capital Crossing in the future will depend in part upon the risk assessment classification assigned to Capital Crossing by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Institutions are prohibited from disclosing the risk classification to which they have been assigned.

    The Deposit Insurance Funds Act of 1996 (the "DIFA") provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the Savings Association Insurance Fund (the "SAIF"). Currently, the annual insurance premiums on bank deposits vary between $2,000 and 0.27% of insured deposits. In addition, the DIFA provides for assessment to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF to pay for the cost of Financing Corporation funding in connection with the thrift bailout.

    Insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding by the FDIC that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, rule, regulation, order or condition imposed by, or written agreement with, the FDIC. Additionally, if insurance termination proceedings are initiated against an institution, the FDIC may temporarily suspend insurance on new deposits received by an institution under certain circumstances.

FEDERAL HOME LOAN BANK SYSTEM

    The Federal Home Loan Bank System functions as a credit source for its member financial institutions and is governed by the Federal Housing Finance Board ("FHFB"). Capital Crossing is a voluntary member of the FHLBB. Members of the FHLBB are required to own capital stock that is directly proportionate to the member's home mortgage loans and borrowings from the FHLBB outstanding from time to time. FHLBB advances must be secured by specific types of collateral.

FEDERAL RESERVE BOARD REGULATIONS

    Regulation D promulgated by the Federal Reserve Board requires all depository institutions, including Capital Crossing, to maintain reserves against its transaction accounts (generally, demand deposits, NOW accounts and certain other types of accounts that permit payments or transfer to third parties) or non-personal time deposits (generally, money market deposit accounts or other savings deposits held by corporations or other depositors that are not natural persons, and certain other types of time deposits), subject to certain exemptions. Because required reserves must be maintained in the form of either vault cash, a non-interest bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the amount of the institution's interest-bearing assets.

MASSACHUSETTS COMMISSIONER OF BANKS

    Capital Crossing is also subject to regulation, examination and supervision by the Commissioner and to the reporting requirements promulgated by the Commissioner. Massachusetts statutes and regulations govern among other things, investment powers, lending powers, deposit activities, maintenance of surplus reserve accounts, the distribution of earnings, the payment of dividends, issuance of capital stock, branching, acquisitions and mergers and consolidation. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for noncompliance. The Commissioner may, under certain circumstances suspend, or remove officers or directors who have violated the law, conducted Capital Crossing's business in a manner which is unsafe, unsound or contrary to the depositor's interest, or been negligent in the performance of their duties. In 1996, the Commissioner adopted rules that give Massachusetts banks, and their subsidiaries, many powers equivalent to those of national banks and adopted procedures expediting branching by strongly capitalized banks.

    FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991. FDICIA made extensive changes to the federal banking laws. Among other things, FDICIA requires federal bank regulatory agencies to take prompt corrective action to address the problems of, and imposes significant restrictions on, undercapitalized banks. With certain exceptions, FDICIA prohibits state banks from making equity investments and engaging, as principal, in activities that are not permissible for national banks under federal law such as insurance underwriting. FDICIA required banks to have divested any impermissible equity investments by December 19, 1996. FDICIA also amends federal statutes governing extensions of credit to directors, executive officers and principal shareholders of banks, savings association and their holding companies, limits the aggregate amount of depository institutions loans to insiders to the amount of the institution's unimpaired capital and surplus, restricts depository institutions that are not well capitalized from accepting brokered deposits without an express waiver from the FDIC, and imposes certain advance notice requirements before closing a branch office. Pursuant to FDICIA, the FDIC has adopted a framework of risk-based deposit insurance assessments that take into account different categories and concentrations of bank assets and liabilities.

    RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), different types of interstate transactions and activities are permitted. Interstate transactions and activities provided for under the law include: (i) bank holding company acquisitions of separately held banks in a state other than a bank holding company's home state; (ii) mergers between insured banks with different home states, including consolidations of affiliated insured banks; (iii) establishment of interstate branches either de novo or by branch acquisition; and (iv) affiliate banks acting as agents for one another for certain banking functions without being considered a "branch."

    The appropriate federal bank regulator is authorized to approve the respective interstate transactions only if certain criteria are met. First, in order for a banking institution (a bank or bank holding company) to receive approval for an interstate transaction, it must be "adequately capitalized" and "adequately managed." The phrase "adequately capitalized" is generally defined as meeting or exceeding all applicable federal regulatory capital standards, while the phrase "adequately managed" was left undefined. Second, the appropriate federal bank regulator must consider the applicant's and its affiliated institutions' records under the Community Reinvestment Act of 1977 (the "CRA") as well as the applicant's record under applicable state community reinvestment laws. In 1996, Massachusetts enacted interstate banking laws in response to Riegle-Neal. The laws permit, subject to certain deposit and other limitations, interstate acquisitions, mergers and branching on a reciprocal basis. The interstate banking law has made it easier for out-of-state institutions to attempt to purchase or otherwise acquire or to compete with Capital Crossing in Massachusetts, and similarly has made it easier for Massachusetts banks to compete outside the state.

    The interstate law applies deposit "concentration limits" to interstate acquisition and merger transactions. Specifically, a banking institution may not receive federal approval for interstate expansion if it and its affiliates would control (i) more than 10% of the deposits held by all insured depository institutions in the United States, or (ii) 30% or more of the deposits of all insured depository institutions in any state in which the banks or branches involved in the transactions (or any affiliated depository institution) overlap. States may, by statute, regulation or order, raise or lower the 30% limit. In addition, the new law preempted certain existing state law restrictions on interstate banking (such as regional compacts and reciprocity requirements), effective one year after enactment. However, in order to receive federal approval for an interstate merger or de novo branching transaction, an applicant must still also comply with any non-discriminatory host state filing and other requirements.

    FINANCIAL SERVICES MODERNIZATION LEGISLATION. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act repeals provisions of the Glass-Steagall Act which restricted affiliations between banks and firms "engaged principally" in specified securities activities as well as officer, director, or employee interlocks between banks and any company or person "primarily engaged" in specified securities activities. The Gramm-Leach-Bliley Act also contains provisions that expressly preempt certain state laws restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers.

    Under the Gramm-Leach-Bliley Act, an insured state bank may establish a financial subsidiary to engage in certain "financial activities" if the bank and its depository institution affiliates are well capitalized and well managed under applicable regulations. An insured state bank may only invest in a new financial subsidiary or commence new activities through a financial subsidiary in accordance with FDIC regulations and if the bank and its insured depository institution affiliates have each received at least a satisfactory CRA rating. The Gramm-Leach-Bliley Act specifies certain corrective measures that will apply if a state bank or its affiliates fail to maintain these qualifications.

    A financial subsidiary may engage in certain "financial activities." Under the Gramm-Leach-Bliley Act, financial activities include banking, insurance, securities, and other activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature or incidental to financial activities. However, a financial subsidiary is not permitted to engage in certain financial activities, such as certain insurance underwriting, real estate development, or merchant banking activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

    The Gramm-Leach-Bliley Act also:

        provides an enhanced framework for protecting the privacy of consumer information;

        adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

        modifies the laws governing the implementation of the CRA; and

        addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

    COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act ("CRA") was enacted in 1977 to encourage every financial institution, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Under the CRA, state and federal regulators are required to examine and rate CRA compliance by financial institutions and take this performance into account when considering applications for merger, acquisition, and expansion. When reviewing an institution's CRA record for this purpose, state and federal regulators will consider reports of examination, comments received from interested members of the public or community groups, and the description of the institution's CRA activities contained in its publicly available CRA file. State and federal regulators may deny, delay, or officially defer proposed merger or acquisition transactions of banking organizations if they determine that the organization has an unsatisfactory CRA record. Under revised CRA regulations issued by the federal banking agencies in 1995, the evaluation of a financial institution's compliance with CRA focuses on the institution's performance in lending to, and investing in, its entire community. Capital Crossing focuses its CRA activity in the Greater Boston area because the Bank's main office is located in Boston and it maintains a single branch office in Chestnut Hill, Massachusetts. However, the bank's lending and deposit activities also include loan purchases and deposits at a nationwide level. See "Lending Activity--Purchased Loan Portfolio" and "Sources of Funds." Capital Crossing's current CRA rating is "Satisfactory" based upon a review of its CRA compliance in December 2000. Capital Crossing believes that its CRA performance is commensurate with its business strategy.

COMPETITION

    Capital Crossing faces substantial competition both from other larger more established banks and from non-bank financial institutions. Most of these competitors offer products and services similar to those Capital Crossing offers, have facilities and financial resources greater than Capital Crossing and have other competitive advantages.

    Furthermore, under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms, insurance companies and other financial services providers that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which Capital Crossing conducts business.

    Numerous banks and non-bank financial institutions compete with Capital Crossing for deposit accounts and the acquisition of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities which may be comparable or superior to those Capital Crossing has established. With respect to deposits, additional significant competition arises from corporate and government debt securities, as well as money market mutual funds. The primary factors in competing for deposit accounts include interest rates, the quality and range of financial services offered and the convenience of office and automated teller machine locations and office hours. Capital Crossing's competition for acquiring loans is primarily non-bank financial institutions which may or may not be subject to the same restrictions or regulations as Capital Crossing is. The primary factor in competing for purchased loans is price.

    The small-ticket leasing and financing industry is highly competitive. Capital Crossing competes for customers with numerous national, regional and local banks and finance companies. Capital Crossing's competitors also include equipment manufacturers that lease or finance the sale of their own products.

Capital Crossing's leasing competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources, including lower cost of funds and access to capital markets and to other funding sources which may be unavailable to Capital Crossing.

ENVIRONMENTAL MATTERS

    In the course of its business, Capital Crossing has acquired, and may in the future acquire through foreclosure, properties securing loans it has originated or purchased which are in default and involve environmental matters. With respect to other real estate owned, there is a risk that hazardous substances or wastes, contaminants or pollutants could be discovered on such properties after acquisition. In such event, Capital Crossing may be required to remove such substances from the affected properties at its sole cost and expense and we may not be able to recoup any of such costs from any third party.

EMPLOYEES

    As of December 31, 2000, Capital Crossing had 158 full time employees. Capital Crossing's employees are not represented by any union or other collective bargaining group.

CERTAIN FACTORS AFFECTING FUTURE OPERATING RESULTS

    THIS FORM 10-K CONTAINS STATEMENTS THAT ARE "FORWARD-LOOKING STATEMENTS." CAPITAL CROSSING MAY ALSO MAKE WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS IN OTHER DOCUMENTS IT FILES WITH THE FDIC, IN PRESS RELEASES AND OTHER WRITTEN MATERIALS, AND IN ORAL STATEMENTS MADE BY ITS OFFICERS, DIRECTORS OR EMPLOYEES. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE USE OF THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "ESTIMATE," "ASSUME" AND OTHER SIMILAR EXPRESSIONS WHICH PREDICT OR INDICATE FUTURE EVENTS AND TRENDS AND WHICH DO NOT DO NOT RELATE TO HISTORICAL MATTERS. YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS, BECAUSE THEY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF CAPITAL CROSSING. THESE RISKS, UNCERTAINTIES AND OTHER FACTORS MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF CAPITAL CROSSING TO BE MATERIALLY DIFFERENT FROM THE ANTICIPATED FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

    SOME OF THE FACTORS THAT MIGHT CAUSE THESE DIFFERENCES INCLUDE THOSE SET FORTH BELOW. YOU SHOULD CAREFULLY REVIEW ALL OF THESE FACTORS, AND YOU SHOULD BE AWARE THAT THERE MAY BE OTHER FACTORS THAT COULD CAUSE THESE DIFFERENCES. THESE FORWARD-LOOKING STATEMENTS WERE BASED ON INFORMATION, PLANS AND ESTIMATES AT THE DATE OF THIS REPORT, AND CAPITAL CROSSING DOES NOT PROMISE TO UPDATE ANY FORWARD-LOOKING STATEMENTS TO REFLECT CHANGES IN UNDERLYING ASSUMPTIONS OR FACTORS, NEW INFORMATION, FUTURE EVENTS OR OTHER CHANGES.

CAPITAL CROSSING'S NON-TRADITIONAL OPERATING STRATEGY MAKES IT PARTICULARLY VULNERABLE TO FLUCTUATIONS IN ITS FINANCIAL RESULTS

    Capital Crossing's non-traditional operating strategy generates financial results that differ from other banks and subjects it to business risks not experienced by financial institutions engaged in more traditional lending activities. Most importantly, Capital Crossing experiences large fluctuations in the volume of loan acquisitions and related interest income. Capital Crossing's business strategy of acquiring loans in pools has resulted in, and will continue to result in, additions to its loan portfolio that are relatively volatile in both timing and amount. As a result of this volatility and because a large portion of Capital Crossing's interest income results from loan resolutions, including paydowns and payoffs, its quarter-to-quarter operating results tend to be more volatile than those of traditional banks. In addition, these loan resolutions may cause reductions in Capital Crossing's loan portfolio that are also relatively volatile in both timing and amount. Capital Crossing's operating strategy also differs from traditional banks in that it has historically employed a wholesale funding strategy consisting primarily of offering certificates of deposit and money market accounts to a national customer base and obtaining brokered deposits. To maintain sufficient liquidity, Capital Crossing must offer rates of interest on its deposits in excess of rates offered by traditional banks on comparable deposits.

CAPITAL CROSSING MAY NOT BE ABLE TO PURCHASE LOANS AT THE SAME VOLUMES OR WITH THE SAME YIELDS AS IT HAS HISTORICALLY PURCHASED

    Capital Crossing purchases performing loans, sub-performing loans and non-performing loans at a discount from their outstanding principal balances. Historically, Capital Crossing has acquired such loans (1) from institutions which sought to eliminate certain loans or categories of loans from their portfolios, (2) from institutions participating in securitization programs
(3) from failed or consolidating financial institutions and (4) from government agencies. Future loan purchases will depend on the availability of pools of loans offered for sale and Capital Crossing's ability to submit successful bids or negotiate satisfactory purchase prices. The acquisition of whole loans is highly competitive. Consequently, Capital Crossing cannot assure you that it will be able to purchase loans at the same volumes as it has historically purchased. This may interfere with Capital Crossing Preferred's ability to maintain the requisite level of mortgage assets to maintain its qualification as a REIT. In addition, Capital Crossing's yields on purchased loans have declined over the last three years. If volumes of loans purchased or the yields on these loans decline further, Capital Crossing would experience a material adverse effect on its business, financial condition and results of operations.

AN INCREASE IN NON-PERFORMING ASSETS COULD ADVERSELY AFFECT CAPITAL CROSSING'S BUSINESS

    Performing loans may become non-performing loans for a variety of reasons, such as a decline in real estate values or a general economic downturn in the areas in which Capital Crossing's loans are located. Since non-performing assets generally are non-earning assets, high levels of performing assets that become non-performing assets will adversely affect Capital Crossing's results of operations. Moreover, if non-performing assets increase, Capital Crossing will need to devote increased resources to, and incur increased costs for, the management and resolution of such assets.

    The anticipated growth of Capital Crossing's purchased loan portfolio and the continued acquisition of loan pools that include performing, sub-performing and non-performing loans, may cause Capital Crossing's net non-performing assets to increase in future periods. Loans that are non-performing at the time of purchase based on original loan contracts are not classified as such unless they become non-performing based on the acquisition dates. Capital Crossing may increase its purchases of non-performing loans if it anticipates that such a strategy will ultimately be profitable. Capital Crossing may not be able to resolve acquired non-performing loans profitably. Any inability to resolve profitably acquired non-performing loans or high levels of performing loans that become non-performing could have a material adverse effect on Capital Crossing's business, financial condition and results of operations.

MORE THAN HALF OF CAPITAL CROSSING'S LOAN PORTFOLIO IS MADE UP OF COMMERCIAL MORTGAGE LOANS WHICH ARE RISKIER THAN OTHER TYPES OF LOANS

    Commercial mortgage loans constituted approximately 54.3% of the loans in Capital Crossing's loan portfolio at December 31, 2000 and generally subject Capital Crossing to greater risks than other types of loans. Commercial mortgage loans generally lack standardized terms, tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they have a principal balance or "balloon" payment due on maturity. Commercial real estate properties also tend to be unique and are more difficult to value than residential real estate properties. They are also subject to relatively greater environmental risks and to the corresponding burdens and costs of compliance with environmental laws and regulations than other types of loans. Because of the risks related to Capital Crossing's commercial mortgage loans, Capital Crossing may experience higher rates of default on its mortgage loans than it would if its loan portfolio was more diversified and included a greater number of owner-occupied residential or other mortgage loans. This would cause Capital Crossing to increase its provision for loan losses, which would have a material adverse effect on its business, financial condition and results of operations.

CAPITAL CROSSING IS VULNERABLE TO CHANGES IN INTEREST RATES

    Capital Crossing's results of operations depend substantially on its net interest income, which results from the difference between interest earned on interest-earning assets, such as investments, loans and leases, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond Capital Crossing's control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse effect on Capital Crossing's business, financial condition and results of operations.

    When Capital Crossing's interest-earning assets mature or reprice more quickly than its interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect its net interest income. Likewise, when Capital Crossing's interest-bearing liabilities mature or reprice more quickly than its interest-earning assets in a given period, an increase in market interest rates could adversely affect its net interest income. As Capital Crossing has expanded its purchased loan portfolio, it has acquired a number of fixed rate loans. Such loans increase Capital Crossing's exposure to interest rate risk in a rising rate environment because its interest-bearing liabilities would be subject to repricing before assets such as fixed rate loans become subject to repricing.

    Changes in interest rates also can affect the value of Capital Crossing's loans and other interest-earning assets and its ability to realize gains on the sale or resolution of assets. A portion of Capital Crossing's earnings results from transactional income, for example, accelerated interest income resulting from loan prepayments, gains on sales of loans and leases and gains on sales of real estate. This type of income can vary significantly from quarter to quarter and year to year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on Capital Crossing's loans may lead to an increase in its non-performing assets and a reduction of discount accreted into income, which could have a material adverse effect on its results of operations.

CAPITAL CROSSING'S LOANS ARE CONCENTRATED IN CALIFORNIA AND NEW ENGLAND AND ADVERSE CONDITIONS IN THOSE MARKETS COULD ADVERSELY AFFECT ITS OPERATIONS

    Properties underlying Capital Crossing's current mortgage assets are concentrated primarily in California, particularly in southern California, and New England. As of December 31, 2000, approximately 39.3% of its mortgage assets were secured by properties located in California and 29.1% in New England. Adverse economic, political or business developments or natural hazards may affect these areas and the ability of property owners in these areas to make payments of principal and interest on the underlying mortgages. If either region experienced adverse economic, political or business conditions, Capital Crossing would likely experience higher rates of loss and delinquency on its mortgage loans than if its loans were more geographically diverse.

CAPITAL CROSSING'S LOAN AND LEASE LOSSES COULD EXCEED ITS RESERVE COVERAGE

    Capital Crossing maintains an allowance for loan and lease losses which it considers adequate to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Capital Crossing's control.

Such losses may exceed Capital Crossing's current estimates. In addition, Capital Crossing has limited experience in lease financing and limited experience in estimating losses with respect to its lease portfolio. There can be no assurance that Capital Crossing's actual losses with respect to loans and leases will not exceed its allowance for loan and lease losses. Losses in excess of this allowance would cause Capital Crossing to increase its provision for loan and lease losses and would have a material adverse effect on its business, financial condition and results of operations.

A SIGNIFICANT PORTION ALL OF CAPITAL CROSSING'S LOANS ARE ORIGINATED BY OTHER PARTIES WHOSE UNDERWRITING STANDARDS MAY BE DIFFERENT THAN CAPITAL CROSSING'S

    A significant portion of Capital Crossing's loans are purchased from third parties. When Capital Crossing purchases loans originated by third parties, it generally cannot conduct the same level of due diligence that it would have conducted had it originated the loans. In addition, loans to be purchased may lack current financial information and may have incomplete legal documentation and outdated appraisals. Although Capital Crossing conducts a comprehensive acquisition review, it also relies on the underwriting standards of the parties that originated the loans, whose standards may be substantially different than Capital Crossing's. These differences may include less rigorous appraisal requirements and debt service coverage ratios, and less rigorous analysis of property location and environmental factors, building condition and age, tenant quality, compliance with zoning regulations, any use restrictions, easements or right of ways that may impact the property value and the borrower's ability to manage the property. As a result, Capital Crossing may not have information with respect to an acquired loan which, if known at the time of acquisition, would have caused it to reduce its bid price. This may adversely affect Capital Crossing's yield on loans or cause it to increase its provision for loan losses. In addition, Capital Crossing may acquire loans as part of a pool that, given the opportunity to review and underwrite at the outset, it would not have originated. Loans such as these may have a higher risk of becoming non-performing in the future.

CASH FLOWS RELATING TO LOANS CAPITAL CROSSING PURCHASES MAY BE DIFFERENT THAN IT ESTIMATES

    Capital Crossing determines the purchase price and carrying value of the loans it acquires largely by estimating expected future cash flows of borrowers and properties securing those loans. Capital Crossing develops and revises its estimates based on its historical experience, current market conditions and the discount rates it believes are appropriate for each loan. In addition, some of Capital Crossing's borrowers have impaired credit and therefore represent a greater risk of default. A material difference in the amount and timing of actual cash flows from Capital Crossing's estimates with respect to any material portion of its loan portfolio could have a material adverse effect on Capital Crossing's business, financial condition and results of operations.

CAPITAL CROSSING'S RESULTS WOULD BE ADVERSELY AFFECTED IF IT WERE UNABLE TO ATTRACT OR MAINTAIN DEPOSITS

    Capital Crossing may not be able to attract or maintain deposits in the future. Capital Crossing has historically employed a wholesale funding strategy consisting primarily of offering certificates of deposit and money market accounts to a national customer base. Capital Crossing has been able to maintain sufficient liquidity by offering interest rates on certificates of deposit and money market accounts in excess of rates offered by other banks on comparable deposits. If other financial institutions raise their interest rates or there is a general increase in interest rates, Capital Crossing may not be able to effectively gather deposits using this strategy.

    Capital Crossing relies heavily on brokered deposits as a source of funds. Brokered deposits generally are more responsive to changes in interest rates than other deposits. Under current FDIC regulations, only banks that are categorized as "well-capitalized" can obtain brokered certificates of deposit without prior approval of the FDIC. At December 31, 2000, Capital Crossing was categorized as "well-capitalized" under applicable FDIC regulations. To the extent Capital Crossing is not

"well-capitalized," its ability to utilize brokered deposits would be adversely affected and it would likely be required to rely more heavily on other sources for liquidity.

    Capital Crossing's ability to attract and maintain deposits, as well as its cost of funds, has been, and will continue to be significantly affected by interest rates and general economic conditions. In addition, Capital Crossing anticipates that competition for deposits will continue to be intense. In the event Capital Crossing increases interest rates paid to retain deposits and to compete to obtain deposits its net interest margin would likely be adversely affected, which could have a material adverse effect on Capital Crossing's business, financial condition and results of operations. If Capital Crossing is unable to attract and retain deposits at levels required to fund its growth and current operations, Capital Crossing's business, financial condition and results of operations may be materially and adversely affected.

CAPITAL CROSSING MAY EXPERIENCE A HIGH LEVEL OF DEFAULTS ON ITS LEASES

    The credit characteristics of Dolphin Capital's small business and individual lessee base include a relatively higher incidence of delinquencies. Small business leases generally entail a greater risk of non-performance and a higher level of delinquencies and losses than leases entered into with larger, more creditworthy lessees. Typically, the success of a small business and its ability to make lease payments depend upon the management talents and efforts of one person or a small group of persons at the business. The death, disability or resignation of one or more of these persons could have an adverse impact on the operations of that business. Moreover, small businesses may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete.

    In addition, there is typically only limited financial and other information available about small businesses and they often do not have audited financial statements. Accordingly, Capital Crossing's small business underwriting relies upon the accuracy of information about these small businesses obtained from third-party sources, primarily credit agencies, in making credit decisions. If the information Capital Crossing obtains from these sources is incorrect, its underwriting will not be effective and its ability to make appropriate credit decisions will be impaired. As a result, Capital Crossing may experience high levels of lease losses which would materially adversely affect its business, financial condition and results of operations.

    Leasing to consumers is not currently a significant part of Capital Crossing's leasing business. Capital Crossing may in the future increase this aspect of its leasing business. Leasing to consumers involves risks in addition to those experienced in leasing to small businesses. Capital Crossing relies heavily on credit scoring in approving consumer leases. Credit scoring systems are not necessarily reliable indicators of lease performance and, therefore, reliance on such scoring systems increases the risk of loss for this business. Capital Crossing may incur a higher rate of defaults and losses with respect to consumer leases than it would incur with respect to leases to small businesses. In addition, consumer leases tend to be smaller in size, which makes collection efforts on defaulted leases more difficult and less cost-efficient.

CAPITAL CROSSING HAS EXPERIENCED LOSSES IN ITS LEASING BUSINESS IN THE PAST AND MAY CONTINUE TO EXPERIENCE LOSSES IN THE FUTURE

    Dolphin Capital has experienced losses since its inception in May 1998. For the year ended December 31, 2000, Dolphin Capital had a pre-tax loss of $941,000. Capital Crossing cannot assure you that it will be able to increase effectively its leasing business or that this business will not continue to experience losses in the future. Any such losses could be significantly greater than those experienced in the past.

THE NETWORK AND COMPUTER SYSTEMS CAPITAL CROSSING DEPENDS ON COULD FAIL OR EXPERIENCE A SECURITY BREACH

    Capital Crossing's computer systems could be vulnerable to unforeseen problems. Because Capital Crossing conducts part of its business over the Internet and outsources several critical functions to third parties, its operations will depend on its ability, as well as that of its third-party service providers, to protect Capital Crossing's computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in Capital Crossing's operations could have a material adverse effect on its business, financial condition and results of operations.

    In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Capital Crossing's Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms Capital Crossing's third-party service providers use to protect customer transaction data. If any such compromise of Capital Crossing's security were to occur, it could have a material adverse effect on its business, financial condition and results of operations.

    Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. Such an event could deter Capital Crossing's potential customers or cause customers to leave Capital Crossing and thereby materially adversely affect its business, financial condition and results of operations.

CAPITAL CROSSING HAS AND WILL CONTINUE TO INCUR SUBSTANTIAL EXPENSES AS IT ENTERS NEW LINES OF BUSINESS AND IT MAY NOT SUCCESSFULLY IMPLEMENT NEW BUSINESS INITIATIVES

    From time to time Capital Crossing may enter into new lines of business and expand its existing lines of business, as part of its overall strategy. We cannot assure you that Capital Crossing will enter any new lines of business, or that, if undertaken, such initiatives will be successful. Capital Crossing's entry into new business lines would likely involve the risks ordinarily attendant with the implementation of new business initiatives including, among others, the absence of management expertise, the incurrence of start-up costs and competition from companies which may have greater experience, expertise and resources in these areas. For example, Dolphin Capital has experienced pre-tax losses since its inception, which have had a negative impact on Capital Crossing's profitability. Additionally, in connection with the implementation of Capital Crossing's Internet banking strategy, and in anticipation of additional growth, Capital Crossing incurred significant technology and other expenses. If Capital Crossing incurs expenses in excess of its projections, its business, financial condition and results of operations could be materially adversely affected.

CAPITAL CROSSING MAY NOT BE ABLE TO COMPLETE ACQUISITIONS AND SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES

    Capital Crossing may seek to acquire other businesses which it believes complement its current activities and present opportunities to enhance its profitability. However, Capital Crossing faces significant competition for acquisition opportunities from numerous other financial services institutions, many of which have greater financial resources than Capital Crossing does. Increasing consolidation in the financial services industry may result in an increase in the purchase price Capital Crossing would need to pay to acquire targeted businesses. Accordingly, attractive acquisition opportunities may not be available. In addition, Capital Crossing may not be able to obtain financing for or otherwise consummate future acquisitions. Acquisitions involve numerous risks, including:

    - the risk that the acquired business will not perform to Capital Crossing's expectations;

    - difficulties in integrating the operations and products of the acquired businesses with Capital Crossing's;

    - the diversion of management's attention from other aspects of Capital Crossing's business;

    - entering geographic and product markets in which Capital Crossing has limited or no direct prior experience;

    - the potential loss of key employees of the acquired business; and

    - the potential for liabilities and claims arising out of those businesses.

CAPITAL CROSSING'S OPERATIONS COULD BE INTERRUPTED IF ITS THIRD-PARTY SERVICE PROVIDERS EXPERIENCE DIFFICULTY OR TERMINATE THEIR SERVICES

    Capital Crossing depends, and will continue to depend, significantly on a number of relationships with third-party service providers. Specifically, Capital Crossing receives core systems processing essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If Capital Crossing's third-party service providers experience difficulties or terminate their services and Capital Crossing is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, Capital Crossing's business, financial condition and results of operations could be materially adversely affected.

CAPITAL CROSSING BANK FACES INTENSE COMPETITION

    Capital Crossing Bank faces increasing competition within the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. Numerous banks and non-bank financial institutions compete with Capital Crossing for deposit accounts and the acquisition of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities which may be comparable or superior to those Capital Crossing currently offers. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds.

    The small-ticket leasing industry is also highly competitive. Capital Crossing competes for customers with numerous national, regional and local banks and finance companies as well as equipment manufacturers that lease or finance the sale of their own products. Capital Crossing's leasing competitors include larger, more established companies which may possess substantially greater financial, marketing and operational resources than Capital Crossing, including lower cost of funds and access to capital markets and to other funding sources which may be unavailable to Capital Crossing. If Capital Crossing is unable to successfully compete in any of its business lines, its business, financial condition and results of operations could be material adversely affected.

CAPITAL CROSSING IS SUBJECT TO FEDERAL AND STATE GOVERNMENT REGULATION AND DEREGULATION OF THE FINANCIAL SERVICES INDUSTRY

    Capital Crossing is subject to a complex body of federal and state banking laws and regulations which are intended primarily for the protection of depositors. In addition, Capital Crossing is subject to changes in federal and state tax laws, as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Capital Crossing's acquisitions of loans must be made in compliance with federal and Massachusetts laws and regulations. Any application or interpretation of existing laws or regulations, or any changes in such laws or regulations, which restricts the type of loans Capital Crossing can acquire could have a material adverse effect on its business, financial condition and results of operations. Further, changes in governmental economic and monetary policy can affect Capital Crossing's ability to attract deposits and acquire loans.

    With legislative and regulatory attention focused on the regulation and deregulation of the financial services industry generally, Capital Crossing cannot predict what statutory and regulatory changes will be forthcoming. In November 1999 Congress enacted the Gramm-Leach-Bliley Act, the general effect of which is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial services providers. As a result of this law, the number of firms competing with Capital Crossing may increase. Further, the laws and regulations which affect Capital Crossing on a daily basis may be changed at any time, and the interpretation of relevant laws and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect Capital Crossing.

CAPITAL CROSSING DEPENDS HEAVILY ON KEY EMPLOYEES

    Capital Crossing's success will continue to depend heavily on the expertise of and management provided by its Chairman of the Board of Directors, Nicholas
W. Lazares, and its President, Richard Wayne, each of whom also holds the title of Co-Chief Executive Officer, and its other senior executive officers. The loss of the services of any of these key individuals would have a material adverse effect on Capital Crossing. Capital Crossing does not maintain key-man life insurance with respect to any of these individuals.

CAPITAL CROSSING COULD BE HELD RESPONSIBLE FOR ENVIRONMENTAL LIABILITIES OF PROPERTIES IT ACQUIRES THROUGH FORECLOSURE

    If Capital Crossing is forced to foreclose on a defaulted mortgage loan to recover its investment it may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during Capital Crossing's ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that Capital Crossing would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that it could recoup any of the costs from any third party. The incurrence of any significant environmental liabilities with respect to a property securing a mortgage loan could have a material adverse effect on Capital Crossing's business, financial condition and results of operations.

IF CAPITAL CROSSING PREFERRED FAILS TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST, CAPITAL CROSSING WILL BE SUBJECT TO A HIGHER CONSOLIDATED EFFECTIVE TAX RATE

    Capital Crossing's subsidiary, Capital Crossing Preferred, is operated so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. If Capital Crossing Preferred fails to meet any of the stock distribution, stock ownership or other REIT requirements, it will no longer qualify as a REIT, and the resulting tax consequences would increase Capital Crossing's effective tax rate, which would materially decrease its net income.

ITEM 2. PROPERTIES

    Capital Crossing owns a 55,000 square foot office/retail building at 101 Summer Street, Boston, Massachusetts in which its principal executive offices and a retail branch are located. This location will provide additional space for future growth and business expansion. Additionally, Capital Crossing owns a 3,000 square foot facility located at 1220 Boylston Street, Chestnut Hill, Massachusetts in which a retail branch is located.

    Capital Crossing conducts its leasing operation from 1601 North Morley Street, Moberly, Missouri where it leases an 8,400 square foot office building. For additional information relating to properties, see Notes 6 and 10 to the Consolidated Financial Statements.

    Rental expense for the year ended December 31, 2000 amounted to $89,000 and was comprised primarily of payments pursuant to the lease described above.

ITEM 3. LEGAL PROCEEDINGS

    From time to time Capital Crossing may be involved in various other claims and legal proceedings arising in the ordinary course of its business. Capital Crossing is not currently a party to any such claims or proceedings which, if decided adversely, would either individually or in the aggregate have a material adverse effect on Capital Crossing's business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

                                    PART II

ITEM 5. MARKET FOR CAPITAL CROSSING'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

    Capital Crossing's common stock, par value $1.00 per share (the "Common Stock"), is quoted on the Nasdaq Stock Market under the symbol "CAPX." Prior to September 2, 1999, the Common Stock was quoted on the Nasdaq Stock Market under the symbol "ATLB." It was initially listed on April 16, 1996, the effective date of Capital Crossing's initial public offering. The prices in the following table reflect the high and low prices for the quarters indicated. All prices set forth below are based on information provided by the National Association of Securities Dealers, Inc.

QUARTER ENDED                                                 HIGH       LOW
-------------                                               --------   --------
2000
  March 31................................................  $13.75     $10.063
  June 30.................................................   12.375      9.875
  September 30............................................   10.25       7.50
  December 31.............................................   11.188      8.25
1999
  March 31................................................  $13.75     $10.25
  June 30.................................................   52.25      10.125
  September 30............................................   19.625     14.125
  December 31.............................................   16.50      12.125

    At February 23, 2001, Capital Crossing had approximately 184 record holders of its Common Stock, as determined by Capital Crossing's transfer agent, Registrar and Transfer Company.

    Capital Crossing has never declared or paid any cash dividends on its Common Stock and it currently intends to retain its future earnings, if any, to fund the development and growth of its business, and therefore, does not anticipate paying any cash dividends in the foreseeable future.

    Massachusetts law limits the sources of funds which may be used to pay dividends on the capital stock of a corporation, including a banking corporation. Capital Crossing's future dividend policy will be limited by this and other regulatory restrictions, including any restrictions imposed on Capital Crossing in the future by the FDIC. Any future decisions concerning the declaration and payment of any dividend with respect to the Common Stock will depend on the results of operations, financial condition and capital expenditure plans of Capital Crossing, as well as such other factors as Capital Crossing's Board of Directors, in its sole discretion, may consider relevant.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                              2000        1999        1998        1997        1996
                                            ---------   ---------   ---------   ---------   ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
BALANCE SHEET DATA:
Total assets(1)...........................  $771,484    $639,856    $472,774    $321,776    $230,789
Loans, gross(1)...........................   556,473     453,765     411,109     297,677     224,354
  Total discount(1)(2)....................   (43,397)    (46,710)    (50,704)    (40,184)    (38,192)
  Allowance for loan losses(2)............   (11,138)     (8,484)     (2,625)     (2,273)     (1,965)
  Deferred loan income....................      (297)       (120)       (199)       (388)       (500)
Loans, net................................   501,641     398,451     357,581     254,832     183,697
Direct finance leases(3)..................    53,259      47,690       8,077          --          --
  Allowance for lease losses..............    (1,680)     (1,326)       (250)         --          --
Direct finance leases, net................    51,579      46,364       7,827          --          --
Securities available for sale.............    57,733      72,362      28,308       7,016       4,966
Total deposits............................   673,891     541,521     423,519     285,522     199,575
REIT preferred stock(4)...................    12,636      12,690          --          --          --
Stockholders' equity......................    68,410      72,740      41,592      31,801      25,760
Non-performing loans, net(1)(5)...........     1,993       9,073      13,991       6,791       3,056
Other real estate owned, net..............     1,025       1,458       4,875       3,591       4,688
Book value per common share...............     15.62       12.33        9.93        7.84        6.41
Tangible book value per common share......     14.56       11.49        8.67        7.82        6.38

SELECTED OTHER INFORMATION:
Non-performing assets, net, as a
  percentage of total assets(5)...........      0.39%       1.65%       3.99%       3.23%       3.36%
Non-performing loans, net, as a percentage
  of loans, net of discount and deferred
  loan income(5)..........................      0.39        2.23        3.88        2.64        1.65
Total discount as a percentage of gross
  loans(2)................................      7.80       10.29       12.33       13.50       17.02
Allowance for loan losses as a percentage
  of total loans, net of discount and
  deferred loan income(2).................      2.17        2.08        0.73        0.88        1.06
Allowance for loan losses as a percentage
  of non-performing loans, net(2)(5)......    558.86       93.51       18.76       33.47       64.30
Allowance for lease losses as a percentage
  of direct finance leases(3).............      3.15        2.78        3.10          --          --

CAPITAL RATIOS:
Average stockholders' equity to average
  assets..................................     10.12%      10.79%       9.24%      10.79%      11.71%
Tangible capital to assets................      8.27       10.60        7.69        9.86       11.11
Tier 1 leverage capital(4)................     10.48       13.96        8.11       10.55       12.05
Tier 1 risk-based capital(4)..............     12.26       14.78        9.06       11.98       13.44
Total risk-based capital(4)...............     13.52       16.03        9.92       12.84       14.47

                SELECTED CONSOLIDATED FINANCIAL DATA (CONCLUDED)

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                                                 2000        1999        1998        1997        1996
                                               ---------   ---------   ---------   ---------   ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF INCOME DATA:
Interest income..............................  $ 78,502    $ 58,878    $ 43,768     $32,777     $22,162
Interest expense.............................    38,132      23,183      20,458      13,269       8,499
                                               --------    --------    --------     -------     -------
Net interest income..........................    40,370      35,695      23,310      19,508      13,663
Provision for loan and lease losses..........     1,587       2,378       1,090         325         755
                                               --------    --------    --------     -------     -------
Net interest income after provision for loan
  and lease losses...........................    38,783      33,317      22,220      19,183      12,908
Service fees.................................       682         884         428          77          77
Gains (losses) on sales of securities, net...       (43)         --         162          41          --
Gains on sales of loans and leases, net......     2,586       1,039         875         117          96
Miscellaneous income.........................       586         562         436         293         365
Operating expenses...........................   (25,321)    (23,168)    (14,245)     (9,811)     (6,940)
                                               --------    --------    --------     -------     -------
Income before provision for income taxes and
  dividends on REIT preferred stock..........    17,273      12,634       9,876       9,900       6,506
Provision for income taxes...................     6,326       4,619       2,469       4,128       2,713
Dividends on REIT preferred stock, net of tax
  benefit(4).................................       904         826          --          --          --
                                               --------    --------    --------     -------     -------
Net income...................................    10,043       7,189       7,407       5,772       3,793
Dividends on Capital Crossing preferred
  stock......................................        --          31          71          --          --
                                               --------    --------    --------     -------     -------
Net income available to common
  stockholders...............................  $ 10,043    $  7,158    $  7,336     $ 5,772     $ 3,793
                                               ========    ========    ========     =======     =======
Net income per share:
  Basic......................................  $   1.84    $   1.47    $   1.79     $  1.43     $  1.09
  Diluted....................................      1.77        1.37        1.65        1.34        1.06
Weighted average shares outstanding:
  Basic......................................     5,448       4,858       4,107       4,043       3,480
  Diluted....................................     5,682       5,213       4,447       4,316       3,594

SELECTED OPERATING RATIOS:
Return on average assets.....................      1.40%       1.43%       1.84%       2.18%       2.11%
Return on average stockholders' equity.......     13.84       13.21       19.93       20.16       18.06
Interest rate spread.........................      5.27        7.21        6.05        7.71        7.83
Net interest margin..........................      5.91        7.70        6.30        8.08        8.36
Non-interest income to average assets........      0.53        0.49        0.47        0.20        0.30
Operating expenses to average assets.........      3.53        4.59        3.54        3.70        3.87
Efficiency ratio(6)..........................     56.57       65.64       62.09       51.20       54.53

------------------------

(1) Total assets and loans include loans acquired in the fourth quarters of 1998, 1997 and 1996 with carrying values of $1.5 million, $2.2 million and $23.8 million, respectively. While non-performing at the time of purchase based on original loan contracts, these loans are not classified as such unless they become non-performing based on the acquisition dates.

(2) Effective January 1, 1999, Capital Crossing transferred $3.1 million from non-amortizing discount to the allowance for loan losses, representing general reserve allocations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

(3) On May 1, 1998, Capital Crossing formed its wholly-owned leasing subsidiary, Dolphin Capital Corp., and acquired the operating assets of Forrest Holdings, Inc., an Illinois-based leasing company. Capital Crossing did not acquire any lease receivables in that transaction. Prior to May 1, 1998, Capital Crossing did not conduct any lease financing activities.

(4) On February 12, 1999, Capital Crossing Preferred Corporation (formerly Atlantic Preferred Capital Corporation), a subsidiary of Capital Crossing Bank, completed the sale of 1,416,130 shares of non-cumulative exchangeable preferred stock, Series A, with a dividend rate of 9.75%. Capital Crossing Preferred is a real estate investment trust. The $12.6 million of net proceeds raised in the Capital Crossing Preferred preferred stock offering is reflected on Capital Crossing's balance sheet as a minority interest. Capital Crossing includes these proceeds in Tier 1 and Total capital, subject to certain limitations.

(5) Effective January 1, 1999, Capital Crossing changed, on a prospective basis, its method of accounting for purchased loan discounts from a pool basis to an individual loan basis. As a result, non-performing loans are reflected net of both amortizing and non-amortizing discount at December 31, 2000 and 1999, and net of only non-amortizing discount for all prior dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

(6) The efficiency ratio represents operating expenses, excluding net gains on sales of other real estate owned and provisions for losses on other real estate owned and amortization of goodwill, as a percentage of net interest income plus other income.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This Form 10-K contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Capital Crossing may also make written or oral forward-looking statements in other documents filed with the FDIC, in annual reports to stockholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "will," "should," and other expressions which predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Capital Crossing. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Capital Crossing to be materially different from the anticipated future results, performance expressed or implied by the forward-looking statements.

    Capital Crossing's actual results could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general, national or regional economic conditions, changes in interest rates that adversely affect Capital Crossing's business, (including changes that result in fluctuations in the amounts of prepayments by borrowers), increased interest expenses necessitated by replacing maturing certificates of deposit at higher rates, changes in loan and lease default and charge-off rates relating to a decline in the commercial real estate market or otherwise, changes in market conditions affecting the sale and purchase of loans on a discounted basis, reductions in deposit levels necessitating increased borrowing at potentially higher rates of interest to fund loans and investments, Capital Crossing's ability to successfully diversify its asset and deposit base, material announcements by Capital Crossing or its competitors, the level of Capital Crossing's non-performing assets, conditions in the emerging online banking industry, the continued growth and viability of the Internet, Capital Crossing's ability to successfully execute its leasing business, Capital Crossing's ability to successfully execute its Relationship Banking initiative, changes in the assumptions used in making such forward-looking statements, and the factors discussed in the section entitled "Risk Factors" on pages 25-32 of this 10-K.

    You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and Capital Crossing does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

    The following discussion of Capital Crossing's consolidated financial condition and results of operations and capital resources and liquidity should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes included elsewhere herein.

GENERAL

    Capital Crossing Bank (formerly Atlantic Bank and Trust Company) was organized as a Massachusetts-chartered trust company in December 1987, and commenced operations in February 1988. The consolidated financial statements include the accounts of Capital Crossing Bank (the "Bank") and its subsidiaries:
Dolphin Capital Corp. ("Dolphin Capital"), a leasing company; Capital Crossing Preferred Corporation, (formerly, Atlantic Preferred Capital Corporation) a real estate investment trust ("Capital Crossing Preferred" or "REIT"); 525 E. Bonanza Rd. LLC; Capital Crossing Securities Corporation; and CAPX Realty LLC.

    Since its establishment and to an increasing extent in more recent years, Capital Crossing has operated as a commercial bank primarily focused on purchasing whole loans and on originating commercial real estate, multi-family and one-to-four family residential real estate loans and leases that finance the business activities of small companies and individuals. In 1999, Capital Crossing launched its online banking services through its website (www.capitalcrossing.com). During 2000, Capital Crossing launched its Relationship Banking initiative, which offers cash management and commercial lending services to business customers through multiple delivery channels, including the Internet and personal bankers. Capital Crossing's deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") to the extent authorized by law. Capital Crossing conducts business from its executive and main office in downtown Boston, Massachusetts, a branch in Chestnut Hill, Massachusetts, through its website at www.capitalcrossing.com and through its leasing subsidiary in Moberly, Missouri.

    Dolphin Capital provides lease financing to businesses and individuals primarily for the acquisition of computers and business equipment. Capital Crossing Preferred is a Massachusetts corporation, incorporated on March 20, 1998. Capital Crossing created Capital Crossing Preferred to acquire and hold real estate mortgage assets in a cost-effective manner and to provide Capital Crossing with an additional means of raising capital for federal and state regulatory purposes.

CERTAIN ACCOUNTING CONSIDERATIONS

    Prior to January 1, 1999, discounts on purchased loans were accounted for on a pool basis rather than on an individual loan basis. At the time of acquisition of purchased pools of loans, the excess of the contractual balances over the amount of reasonably estimable and probable discounted future cash collections for the pool was recorded as non-amortizing discount. The remaining discount, which represented the excess of the amount of reasonably estimable and probable discounted future cash collections over the acquisition amount, referred to as the amortizing discount, was accreted into interest income using the interest method and was not accreted on non-accrual loans. The non-amortizing discount was not accreted into income until it was determined that the amount and timing of the related cash flows were reasonably estimable and collection was probable. If cash flows could not be reasonably estimated for any loan within a pool, and collection was not probable, the cost recovery method of accounting was used. Under the cost recovery method, any amounts received were applied against the recorded amount of the loan.

    Subsequent to acquisition, if cash flow projections improved and it was determined that the amount and timing of the cash flows related to the non-amortizing discount were reasonably estimable and collection was probable, the corresponding decrease in the non-amortizing discount was transferred to the amortizing portion and was accreted into interest income over the estimated remaining lives of the loans on the interest method. Under this loan rating system, each loan was evaluated for impairment and, where necessary, a portion of the respective loan pool's non-amortizing discount was allocated to the loan. If no non-amortizing discount was available, an allowance was established through a provision for loan losses. In addition, if this evaluation revealed that cash flows could not be estimated or the collection of the loan was not otherwise probable, the loan was accounted for on the cost recovery method.

    Effective January 1, 1999, Capital Crossing changed, on a prospective basis, its method of accounting for purchased loan discounts and the related recognition of discount loan income and provisions for loan losses. Under this accounting change, discount loan income and loan loss provisions are accounted for on an individual loan basis, rather than as previously recognized in the aggregate on a static purchased pool basis. This change was accounted for as a "change in estimate" in accordance with Accounting Principles Board Opinion
No. 20. Accounting for loans on an individual basis rather than a pool basis allows Capital Crossing to selectively sell or contribute qualified individual loans to Capital Crossing Preferred, rather than selling or contributing entire pools which may contain individual loans that do not meet the criteria for favorable tax treatment allowed for REITs. There was no impact on stockholders' equity as a result of the accounting change. However, the timing of subsequent earnings will be affected by changes in the amount of estimated collections on individual loans rather than by changes in the aggregate amount of estimated collections on purchased loan pools. Over the lives of the respective loans, Capital Crossing does not anticipate that there will be any material differences in the reported amounts of related discount loan income, loan loss provisions and loan charge-offs and recoveries, net.

    Under pool accounting, discounts were available for allocation to all loans purchased as part of a pool; under loan-by-loan accounting, all available discount is allocated to individual loans. Accordingly, in connection with the accounting change described above, $3.1 million of non-amortizing discount was transferred to the allowance for loan losses, representing general reserve allocations on outstanding purchased loan balances. Allocations from purchase discounts to the allowance for loan losses are made on all loans purchased on or after January 1, 1999. During 1999, $2.6 million of purchase discount was allocated to the allowance for loan losses. These allocations resulted in the ratio of the allowance for loan losses to total loans, net of discounts and deferred loan income, increasing from 0.73% at December 31, 1998 to 2.08% at December 31, 1999. These allocations had no effect on the amount of total loans and leases, net.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

RESULTS OF OPERATIONS

    GENERAL. Net income available to common stockholders totaled $10.0 million for 2000, $7.2 million for 1999, and $7.3 million for 1998. Earnings per common share for the year ended 2000 were $1.77 on a diluted basis and $1.84 on a basic basis, compared to $1.37 and $1.47 for 1999 and $1.65 and $1.79 for 1998, respectively. Earnings per share for 2000 reflect reduced outstanding shares as a result of the repurchase of 1,525,900 shares in 2000. Earnings for 1999 reflect a charge of $0.22 per diluted share for third party expenses incurred in connection with the development of online banking services as well as the dilutive effect of the issuance of 1,725,000 shares of Capital Crossing's common stock in connection with a secondary offering completed in the third quarter. Earnings for 1998 reflect a non-recurring historic tax credit of $0.24 per diluted share related to the renovation of the Bank's headquarters. Capital Crossing's return on average assets for 2000, 1999 and 1998 was 1.40%, 1.43%, and 1.84%, respectively, and the return on average equity for 2000, 1999 and 1998 was 13.84%, 13.21% and 19.93%, respectively.

    Net income for the years ended December 31, 2000, 1999 and 1998, included a net loss of $761,000, $2.8 million and $1.9 million, respectively, incurred by Dolphin, Capital Crossing's leasing subsidiary. Operating results of Dolphin Capital for the years ended December 31, 2000 and 1999, include twelve months of operations, whereas the period ended December 31, 1998 included only eight months of operations because Dolphin's inception date was May 1, 1998. Dolphin Capital's improved operating results are attributable primarily to increased revenue as a result of the growth of the lease portfolio, a reduction in operating expenses and a reduction in the provision for lease losses. These improvements are offset somewhat by a higher cost of funds due to increased interest rates paid on interest-bearing liabilities in 2000. The average balance of the lease portfolio increased $19.6 million, or 62.0%, to $51.1 million for 2000, compared to $31.6 million for 1999. Dolphin Capital's operating expenses for 2000 decreased to $3.8 million for 2000, compared to $5.6 million for 1999, and $4.2 million for the 1998 period.

    Capital Crossing's average interest-earning assets increased to $682.6 million in 2000 compared to $463.5 million in 1999 and $370.0 million in 1998. The increases in earning assets were funded primarily by an increase in interest-bearing liabilities and additional capital. Average interest-bearing liabilities increased in 2000 to $612.4 million, compared to $422.5 million in 1999 and $353.7 million in

1998. The yield on interest-earning assets was 11.50% in 2000, compared to 12.70% in 1999 and 11.83% in 1998.

    AVERAGE BALANCE AND RATE ANALYSIS. The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resultant average yields, the interest expense associated with interest-bearing liabilities, expressed in dollars, interest rates and the net interest rate spread and the net interest margin.

                                                       YEAR ENDED DECEMBER 31,
                                 -------------------------------------------------------------------
                                               2000                               1999
                                 --------------------------------   --------------------------------
                                 AVERAGE                AVERAGE     AVERAGE                AVERAGE
                                 BALANCE    INTEREST   YIELD/RATE   BALANCE    INTEREST   YIELD/RATE
                                 --------   --------   ----------   --------   --------   ----------
                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Short-term investments.......  $ 55,648   $ 3,386       6.08%     $ 40,948   $ 2,080       5.08%
  Investment securities........    94,669     6,647       7.02        27,824     1,390       5.00
  Loan and lease portfolio,
    net(1).....................   532,252    68,469      12.86       394,744    55,408      14.04
                                 --------   -------      -----      --------   -------      -----
Total interest-earning
  assets.......................   682,569    78,502      11.50       463,516    58,878      12.70
                                 --------   -------      -----      --------   -------      -----
Interest-bearing liabilities:
  NOW and savings..............     2,695        91       3.38         1,703        42       2.47
  Money market.................   172,310    10,298       5.98        93,006     4,685       5.04
  Certificates of deposit......   423,959    26,892       6.34       322,487    18,173       5.64
  Short-term borrowings and
    repurchase agreements......    13,411       851       6.35         5,333       283       5.31
                                 --------   -------      -----      --------   -------      -----
Total interest-bearing
  liabilities..................   612,375    38,132       6.23       422,529    23,183       5.49
                                 --------   -------      -----      --------   -------      -----
Excess of interest-earning
  assets over interest-bearing
  liabilities..................  $ 70,194                           $ 40,987
                                 ========                           ========
Net interest income............             $40,370                            $35,695
                                            =======                            =======
Interest rate spread...........                           5.27%                              7.21%
                                                         =====                              =====
Net interest margin............                           5.91%                              7.70%
                                                         =====                              =====

                                     YEAR ENDED DECEMBER 31,
                                 --------------------------------
                                               1998
                                 --------------------------------
                                 AVERAGE                AVERAGE
                                 BALANCE    INTEREST   YIELD/RATE
                                 --------   --------   ----------
                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Short-term investments.......  $ 61,192   $ 3,242       5.30%
  Investment securities........    13,459       721       5.36
  Loan and lease portfolio,
    net(1).....................   295,373    39,805      13.48
                                 --------   -------      -----
Total interest-earning
  assets.......................   370,024    43,768      11.83
                                 --------   -------      -----
Interest-bearing liabilities:
  NOW and savings..............     2,008        44       2.19
  Money market.................    62,170     3,191       5.13
  Certificates of deposit......   289,546    17,223       5.95
  Short-term borrowings and
    repurchase agreements......        --        --         --
                                 --------   -------      -----
Total interest-bearing
  liabilities..................   353,724    20,458       5.78
                                 --------   -------      -----
Excess of interest-earning
  assets over interest-bearing
  liabilities..................  $ 16,300
                                 ========
Net interest income............             $23,310
                                            =======
Interest rate spread...........                           6.05%
                                                         =====
Net interest margin............                           6.30%
                                                         =====

------------------------------

(1) Non-accrual loans are excluded from average balance calculations.

    RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume (change in volume multiplied by prior rate), (2) changes in rate (change in rate multiplied by prior volume) and (3) total change in the rate and volume. Changes attributable to both volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate:

                                                                   YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------
                                                        2000 V. 1999                     1999 V. 1998
                                               ------------------------------   ------------------------------
                                                    INCREASE (DECREASE)              INCREASE (DECREASE)
                                                           DUE TO                           DUE TO
                                               ------------------------------   ------------------------------
                                                 RATE      VOLUME     TOTAL       RATE      VOLUME     TOTAL
                                               --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
Interest-earning assets:
  Short-term investments.....................  $   464    $   842    $ 1,306     $ (129)   $(1,033)   $(1,162)
  Investment securities......................      759      4,498      5,257        (52)       721        669
  Loan and lease portfolio, net..............   (4,940)    18,001     13,061      1,716     13,887     15,603
                                               -------    -------    -------     ------    -------    -------
    Total interest-earning assets............   (3,717)    23,341     19,624      1,535     13,575     15,110
                                               -------    -------    -------     ------    -------    -------

Interest-bearing liabilities:
  NOW and savings............................       19         30         49          5         (7)        (2)
  Money market...............................    1,007      4,606      5,613        (60)     1,554      1,494
  Certificates of deposit....................    2,487      6,232      8,719       (939)     1,889        950
  Short-term borrowings and repurchase
    agreements...............................       65        503        568         --        283        283
                                               -------    -------    -------     ------    -------    -------
    Total interest-bearing liabilities.......    3,578     11,371     14,949       (994)     3,719      2,725
                                               -------    -------    -------     ------    -------    -------
Increase (decrease) in net interest income...  $(7,295)   $11,970    $ 4,675     $2,529    $ 9,856    $12,385
                                               =======    =======    =======     ======    =======    =======

    NET INTEREST INCOME. Net interest income increased $4.7 million, or 13.1%, to $40.4 million for 2000 from $35.7 million for 1999 and increased
$12.4 million, or 53.1%, to $35.7 million for 1999 from $23.3 million for 1998, primarily as a result of an increase in the volume of interest-earning assets. The increase in interest-earning assets was attributable largely to an increase in the loan and lease portfolio, the highest yielding component of Capital Crossing's asset base, and also to a substantial increase in the investment securities portfolio. In 2000, the increase in interest income as a result of higher interest-earning assets was partially offset by: (1) a decrease in yield on interest-earning assets; (2) an increase in the average balance of interest-bearing liabilities; and (3) an increase in the rate paid on average-interest bearing liabilities. In 1999, the increase in net interest income resulted primarily from an increase in the Bank's loan and lease portfolio, which was partially offset by increases in the Bank's money market and certificate of deposit portfolios.

    The weighted average yield on interest-earning assets decreased to 11.50% for 2000 from 12.70% for 1999. The decline in yield is, in part, the result of the adverse effects of the current interest rate environment. For 2000, interest income declined as a result of fewer pay-offs with large discounts associated with them, due primarily to the higher level of interest rates. In addition, Capital Crossing has sought to diversify its balance sheet by acquiring multi-family residential loans, which are generally lower yielding than commercial real estate loans. The combination of these factors more than offsets increases in interest income experienced as a result of the higher interest rate environment. The weighted average yield on interest-earning assets increased to 12.70% for 1999 from 11.83% for 1998. This was due largely to the positive impact on yields primarily from loan pay-offs of discounted loans in addition to a rising interest rate environment in 1999. During 2000, 1999 and 1998, the yield on the loan and lease portfolio was 12.86%, 14.04% and 13.48%, respectively.

    Income on loans includes the portion of the purchase discount that is accreted into income over the remaining lives of the related loans using the interest method. Because the carrying value of the loan portfolio is net of purchase discount, the related yield on this portfolio is generally higher than the aggregate contractual rate paid on the loans. This total yield includes the excess of the expected future cash flows of the loan over the net investment, recognized using the interest method.

    When a loan is paid off, the excess of any cash received over the net investment is recorded as interest income. In addition to the amount of purchase discount that is recognized at that time, income may also include interest owed by the borrower prior to Capital Crossing's acquisition of the loan, interest collected if on non-performing status, prepayment fees and other loan fees ("other interest income"). The following table sets forth, for the periods indicated, the components of interest and fees on loans and leases. There can be no assurance regarding future interest income, including the yields and related level of such income, or the relative portion attributable to loan pay-offs as compared to other sources.

                                                                       YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------
                                                                    2000                     1999
                                                             -------------------      -------------------
                                                             INTEREST                 INTEREST
                                                              INCOME     YIELD         INCOME     YIELD
                                                             --------   --------      --------   --------
                                                                        (DOLLARS IN THOUSANDS)
Regularly scheduled interest and accretion income..........  $57,018     10.71%       $43,147     10.93%
Interest and fee income recognized on loan pay-offs:
  Non-amortizing discount..................................    5,201      0.98          3,446      0.87
  Amortizing discount......................................    1,394      0.26          3,265      0.83
  Other interest income....................................    4,856      0.91          5,550      1.41
                                                             -------     -----        -------     -----
                                                              11,451      2.15         12,261      3.11
                                                             -------     -----        -------     -----
                                                             $68,469     12.86%       $55,408     14.04%
                                                             =======     =====        =======     =====

    Amounts for 1998 are not included in the above table because discount income was accounted for on a pool basis, rather than an individual loan basis, prior to January 1, 1999.

    The amount of loan pay-offs and related discount income is influenced by several factors, including the interest rate environment, the real estate market in particular areas, the timing of transactions, and circumstances related to individual borrowers and loans.

    The average balance of securities available for sale increased
$66.8 million or 240.2% to $94.7 million for 2000 compared to $27.8 million for 1999. The increase in the average balance of investment securities is a result of investing in corporate bonds, asset-backed and mortgage-backed investments and federal agency obligations in late 1999 as a means of increasing earning assets while maintaining liquidity and diversifying assets. The weighted average yield on the investment portfolio for 2000 was 7.02% compared to 5.00% for 1999, reflecting the current interest rate environment and the expansion of the portfolio in late 1999 to include higher-yielding corporate bonds.

    The average balance of short-term investments increased $14.7 million to $55.6 million for 2000 compared to $40.9 million for 1999, and decreased
$20.2 million in 1999 compared to $61.2 million for 1998. The amount of short-term investments is monitored on an ongoing basis and is based on the anticipated timing of funding loan acquisitions and the need to maintain an appropriate level of liquidity in relation to total assets. The changes in the yield on short-term investments is a result of changes in the interest rate environment during the applicable period.

    Total interest expense increased $14.9 million, or 64.5% to $38.1 million for 2000, compared to $23.2 million for 1999. The increase during 2000 is attributable to the higher interest rate environment during a period of significant asset growth. For 1999, the increase is due to a greater volume of interest-bearing liabilities, which was partially offset by a decrease in the average rate paid. For 2000, average interest-bearing liabilities totaled $612.4 million compared to $422.5 million for 1999 and $353.7 million for 1998.

    The weighted average rate paid on interest-bearing liabilities was 6.23% for 2000, 5.49% for 1999 and 5.78% for 1998. The increase in the rate paid during 2000 is attributed to the higher interest rate environment during a period when Capital Crossing increased its certificate of deposit portfolio by a significant amount to fund asset growth. The decrease in the weighted average rates paid for 1999 was attributable primarily to a change in the relative composition of deposit accounts. During the fourth quarter of 1997, Capital Crossing developed a new personal money market account which carries a lower rate of interest than most certificates of deposits. The average balance of money market accounts increased $30.8 million to $93.0 million for 1999 from $62.2 million in 1998. As a result of this increase in money market account balances during 1999, the reliance on certificates of deposit decreased, with average certificates of deposit representing 76.3% of average interest-bearing liabilities for 1999 compared to 81.9% for 1998. Additionally, in 1999, Capital Crossing offered lower rates on new and maturing certificates of deposit during the year, and utilized short-term borrowings bearing a relatively lower rate of interest.

    PROVISION FOR LOAN AND LEASE LOSSES. The provision for loan and lease losses was $1.6 million, $2.4 million and $1.1 million for 2000, 1999 and 1998, respectively. Of the overall decrease of $791,000 in the provision from 1999 to 2000, $629,000 was attributable to a lower provision for lease losses as a result of a decline in overall charge-offs in the lease portfolio and $162,000 was attributable to loans as a result of the lower level of non-performing assets. The overall increase of $1.3 million in the provision from 1998 to 1999 included an increase of $1.5 million attributable to leases and a decrease of $191,000 attributable to loans. The provision for loan and lease losses is based on the size of the portfolio and its historical performance. The determination of this allowance requires the use of estimates and assumptions regarding the risks inherent in individual loans and leases and the loan and lease portfolio in it entirety.

    OTHER INCOME. Other income includes service fees, net gains and losses on sales of securities available for sale, gains on sales of loans and leases and miscellaneous income. Other income increased $1.3 million to $3.8 million in 2000 compared to $2.5 million in 1999 and increased $584,000 in 1999 compared to $1.9 million in 1998. Gains on sales of loans and leases totaled $2.6 million in 2000 compared to $1.0 million in 1999 and $875,000 in 1998. Gains in 2000 included $28,000 in gains on sales of leases. Gains in 1999 consist solely of gains on sales of loans, while gains in 1998 consist solely of gains on sales of leases. Service fees totaled $682,000 in 2000, $884,000 in 1999, and $428,000 in
1998. Increases in 1999 are a result of lease servicing fees recorded by Dolphin Capital. Service fees recorded in 1999 increased as a result of the higher average balance of leases serviced by Dolphin Capital due to sales of leases with servicing retained that occurred in late 1998. The decline in service fees during 2000 is a result of a decline in the balance of the serviced lease portfolio.

    OPERATING EXPENSES. Operating expenses increased $2.2 million, or 9.3%, to $25.3 million in 2000 compared to $23.2 million in 1999. Increased operating expenses in 2000 are primarily the result of a higher level of compensation and related benefits expenses and marketing costs associated with the Relationship Banking initiative which was launched during 2000 and offers cash management and commercial lending services to local business customers through multiple delivery channels, including the Internet and personal bankers. Offsetting these increases is a decline in the amount of technology related expenses and a decline in operating expenses for Dolphin Capital. Operating expenses for Dolphin Capital amounted to $3.9 million in 2000 compared to $5.5 million for 1999. This decrease is due to measures taken to improve the efficiency of Dolphin Capital by reducing overall operating costs during 1999.

    Operating expenses increased $8.9 million, or 62.6% to $23.2 million in 1999 compared to $14.2 million in 1998. This increase is primarily as a result of $2.0 million in technology-related expenses incurred in connection with the design and implementation of Capital Crossing's online banking services. In addition, operating expense for Dolphin Capital increased $1.3 million, or 31.0%, to $5.5 million in 1999 compared to $4.2 million in 1998. During its start-up phase in 1998, Dolphin Capital made significant investments in its personnel, technology and support systems to provide for growth in lease originations and servicing. Operating expenses for the year ended December 31, 1999, include twelve months of expenses incurred by Dolphin Capital, whereas the period ended December 31, 1998, included only eight months of expenses because Dolphin Capital's inception date was May 1, 1998.

    Other increases and decreases in operating expenses are detailed in the following paragraphs.

    Compensation and related benefits increased by $2.5 million, or 19.7%, to $15.1 million compared to $12.6 million in 1999 and by $3.6 million, or 39.4%, in 1999 compared to $9.1 million in 1998. Compensation and related benefits associated with banking operations increased $3.2 million in 2000, due to higher levels of base salaries and incentive compensation, and the addition of a number of new Bank employees, including senior professionals. Compensation for Dolphin Capital decreased by $731,000, due to a decline in the number of employees during 2000. The total number of employees of Capital Crossing was 158, 153 and 135 at December 31, 2000, 1999 and 1998, respectively, including 43, 55 and 65 Dolphin employees at December 31, 2000, 1999 and 1998, respectively.

    Occupancy and equipment expense increased by $133,000, or 5.9%, to $2.4 million in 2000 compared to $2.2 million for 1999, and by $544,000, or 32.1%, in 1999 compared to $1.7 million in 1998. These increases are due primarily to increased equipment costs necessitated by the overall growth of Capital Crossing.

    Professional fees, consisting primarily of legal, technology, consulting, audit, tax preparation services and recruiting fees, decreased $1.8 million or 46.2% to $2.2 million in 2000 compared to $4.0 million in 1999 and increased by $2.5 million or 166.9% to $4.0 million in 1999 compared to $1.5 million for 1998. Professional fees in 1999 include $1.9 million of technology and related consulting expenses incurred in connection with the implementation of Capital Crossing's Internet banking platform. Legal expenses relate primarily to fees paid in connection with general corporate matters and collection matters related to non-performing assets.

    Marketing expenses increased $1.2 million, or 237.2%, to $1.8 million in 2000 compared to $524,000 in 1999 and by $154,000, or 41.6% in 1999 compared to
$370,000 in 1998. These increases are due primarily to increased marketing of Capital Crossing's business banking products, including television advertisements and related production costs incurred in 2000.

    Net other real estate owned income totaled $1.6 million in 2000 compared to $2.0 million in 1999 and $1.4 million in 1998. The change in 2000 is attributable to a decrease of $370,000 in the net gain on sales of properties and a decrease in net operating expenses of $32,000. The change in 1999 is attributable to an increase of $574,000 in the net gain on sales of properties and a decrease in net operating expenses of $79,000.

    Data processing expenses increased $188,000, or 19.6%, to $1.1 million in 2000 compared to $958,000 in 1999 and by $710,000 or 286.3%, in 1999 compared to
$248,000 in 1998. These increases are due primarily to higher processing costs incurred in connection with new systems necessary to support the on-line banking program as well as new services and products being offered by Capital Crossing.

    Goodwill amortization relates to the acquisition of Dolphin Capital. Goodwill arising from the transaction totaled $5.4 million, including $525,000 in acquisition costs, and is being amortized by the straight-line method over twenty years. Amortization of goodwill was $268,00 in 2000 and 1999, and $179,000 in 1998. The increase from 1998 to 1999 is due to Dolphin Capital only having eight months of expense in 1998 and having twelve months of expense in 1999.

    Other general and administrative expenses decreased by $503,000, or 11.0%, to $4.1 million in 2000 compared to $4.6 million in 1999. Decreased expenses in 2000 are primarily the result of a decline in operating expenses for Dolphin Capital. Other general and administrative expenses increased by $2.0 million or 78.4%, to $4.6 million in 1999 compared to $2.6 million in 1998. The increase from 1998 to 1999 is due to an increase of $514,000 in loan related expenses, a $375,000 loss provision recorded in 1999 for leases sold with recourse and increases in a variety of Bank categories due primarily to growth of the Bank.

    PROVISION FOR INCOME TAXES. The provision for income taxes was $5.8 million, $4.2 million, and $2.5 million in 2000, 1999 and 1998, respectively. In 2000 and 1999, the provision for income taxes includes tax benefits of $483,000 and $440,000, respectively on REIT preferred stock dividends as discussed below. Capital Crossing's effective tax rates were 36.8%, 36.8% and 25.0% for 2000, 1999 and 1998, respectively. In 1998, Capital Crossing's effective tax rate decreased as a result of the recognition of a tax credit relating to the renovation of its new main office in a historic building. This historic tax credit was recognized ratably throughout 1998. For additional information relating to income taxes, see Note 9 to the Consolidated Financial Statements.

    DIVIDENDS ON REIT PREFERRED STOCK, NET OF TAX BENEFIT. Dividends on REIT preferred stock consist primarily of dividends on 1,416,130 shares of Capital Crossing Preferred's Series A non-cumulative exchangeable preferred stock with a dividend rate of 9.75% and a liquidation preference of $10 per share.

CHANGES IN FINANCIAL CONDITION

    GENERAL. The following table sets forth certain information relating to the consolidated balance sheet as of the dates indicated:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Assets:
  Short-term investments....................................  $118,748   $ 79,819
  Securities available for sale, at fair value..............    57,733     72,362
  Loans, net................................................   501,641    398,451
  Direct finance leases, net................................    51,579     46,364
  Other real estate owned, net..............................     1,025      1,458
Liabilities:
  Deposits..................................................   673,891    541,521
  REIT preferred stock......................................    12,636     12,690
  Stockholders' equity......................................    68,410     72,740

    SHORT-TERM INVESTMENTS. Short-term investments consist of federal funds sold, reverse repurchase agreements and interest-bearing deposits in banks. Capital Crossing generally maintains a significant amount of short-term investments primarily to maintain an adequate level of liquid assets in anticipation of funding the acquisition of loan pools. The amount of short-term investments increased by $38.9 million or 48.8% to $118.7 million in 2000 compared to $79.8 million for 1999. In January 2001, the Bank acquired, via competitive bid, loans with a gross aggregate principal balance of $82.6 million. These loans were acquired for a price of $55.3 million.

    SECURITIES AVAILABLE FOR SALE. The investment portfolio includes corporate bonds, asset-backed and mortgage-backed investments, U.S. government agency obligations and U.S. government obligations. Capital Crossing's investment policy is structured to provide an adequate level of liquidity in order to meet anticipated deposit outflow, normal working capital needs and expansion of the loan and lease portfolio. Management has elected to classify all securities as available for sale. Such securities are reflected at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. These investment securities may be sold prior to maturity as part of prudent asset/liability management in response to changes in interest rates as well as to meet liquidity needs. Securities available for sale decreased by $14.6 million, or 20.2%, to $57.7 million for 2000 compared to $72.4 million for 1999 primarily as a result of sales of corporate obligations. At December 31, 2000, investment securities with a carrying value of $8.5 million were pledged to secure customer repurchase agreements and bankruptcy deposits.

    LOAN PORTFOLIO. Capital Crossing purchases primarily performing pools of commercial mortgage loans, multi-family, and one-to-four-family residential loans and, to a lesser extent, secured commercial loans. Purchases generally have been made at a discount from the contractual balance of the loans in each pool. Net loans purchased during 2000 totaled $217.1 million and were acquired at an aggregate discount of $14.3 million or 6.2%. The gross and net amount of the loan portfolio as of December 31, 2000, totaled $556.5 million and $501.6 million, respectively. Of the amount of gross loans at December 31, 2000, $301.9 million, or 54.3%, were commercial real estate loans, $215.3 million, or 38.7%, were multi-family real estate loans, and $33.4 million, or 6.0%, were primarily other mortgage loans on real estate, with the remaining $5.8 million, or 1.0%, comprised of secured commercial and other loans. The gross loan portfolio increased by $102.7 million, or 22.6%, in 2000 from $453.8 million in 1999 primarily due to the acquisition and origination of $255.2 million of loans during 2000, which more than offset the $147.2 million of sales, resolutions and repayments during the year. For additional information relating to our loan portfolio, see Notes 1 and 4 to the Consolidated Financial Statements.

    DIRECT FINANCING LEASES. Dolphin Capital's primary business strategy is to originate leases for inclusion in Capital Crossing's loan and lease portfolio. Dolphin Capital also services leases for others. During the year ended
December 31, 2000, Dolphin Capital originated $28.2 million of leases. Total leases at December 31, 2000, represented 8.73% of the total loan and lease portfolio compared to 9.51% at December 31, 1999. At December 31, 2000, in addition to the $51.6 million in net leases held in its portfolio, Dolphin Capital serviced leases with minimum lease payments receivable of $25.9 million for third parties, of which net leases of $5.9 million had been originated and sold by Dolphin Capital subject to certain recourse provisions.

    OTHER REAL ESTATE OWNED. At December 31, 2000, other real estate owned, net, totaled $1.0 million or 0.1% of total assets, compared to $1.5 million, or 0.2% of total assets at December 31, 1999. Other real estate owned, net, consisted of five properties, primarily commercial real estate. Other real estate owned, net, decreased by $433,000 or 29.7% in 2000 compared to 1999. Loans of $6.2 million were transferred to other real estate owned and properties with carrying values of $6.6 million were sold at net gains of $1.8 million in 2000. The primary source of Capital Crossing's other real estate owned is purchased non-performing loans that have not been restructured. Management anticipates that other real estate owned may increase periodically in the future.

    DEPOSITS. Deposits increased by $132.4 million, or 24.4%, to $673.9 million for 2000 as compared to $541.5 million for 1999. The primary factors leading to the increase in deposits were increases in certificates of deposit and money market accounts. Total certificates of deposit increased $85.6 million, or 22.5%, to $466.9 million for 2000 compared to $381.2 million for 1999. Total money market accounts increased $38.9 million, or 25.4% to $192.2 million for 2000 compared to $153.3 million for 1999.

    At December 31, 2000, Capital Crossing had $368.0 million of certificates of deposit in amounts of $100,000 or more compared to $254.3 million at December 31, 1999. Brokered deposits obtained primarily through national investment banking firms which solicit deposits from their customers increased by $119.8 million to $320.0 million at December 31, 2000 from $201.0 million in 1999.

    REIT PREFERRED STOCK. Capital Crossing Preferred was formed in 1998 under the name Atlantic Preferred Capital Corporation and operates in a manner intended to qualify as a REIT. In February 1999, Capital Crossing Preferred raised net proceeds of $12.6 million through its sale of 1,416,130 shares of Series A non-cumulative exchangeable preferred stock with a dividend rate of 9.75% and a liquidation preference of $10 per share. Capital Crossing Preferred's Series A preferred stock is exchangeable for Capital Crossing's Series C non-cumulative preferred shares when the FDIC so directs, if Capital Crossing becomes, or may in the near term become, undercapitalized, or if Capital Crossing is placed into conservatorship. Capital Crossing Preferred's Series A preferred stock is redeemable at the option of Capital Crossing Preferred on or after February 1, 2004, with the prior consent of the FDIC. This stock issuance provided Capital Crossing with additional regulatory capital, and enhanced the ability to continue to increase its interest-earning assets.

    STOCKHOLDERS' EQUITY. Stockholders' equity decreased $4.3 million, or 6.0%, to $68.4 million for 2000 compared to $72.7 million for 1999. The decrease in 2000 is due primarily to the purchase of 1,525,900 shares of treasury stock for an aggregate purchase price of $14.5 million, offset by net income of $10.0 million during the period.

    In August 2000, Capital Crossing instituted a stock repurchase program. The program, approved by the Board of Directors and regulatory authorities, provides for the purchase of up to 1,750,000 shares of Capital Crossing's common stock at a maximum purchase price of $17.0 million. This authority may be exercised through November 9, 2001 in such amounts as market conditions warrant, and subject to regulatory considerations. See Footnote 12 to financial statements for more details.

LIQUIDITY, COMMITMENTS AND CONTINGENCIES

    Liquidity is a measurement of Capital Crossing's ability to meet potential cash requirements, including lending activities, ongoing commitments to repay borrowings, as well as to fund deposit withdrawals, investments, and other general business purposes. The primary sources of funds for liquidity are deposits, borrowings and maturities and principal payments on loans and securities and proceeds from sales thereof.

    Capital Crossing's liquidity is managed and monitored by its Chairman, President and Chief Financial Officer and reviewed periodically with the Board of Directors. This process is intended to ensure the maintenance of sufficient funds to meet Capital Crossing's needs, including adequate cash flows for liquidity, commitments and contingencies.

    Capital Crossing's liquidity position may fluctuate depending upon the volume and timing of loan acquisitions. In anticipation of large loan pool acquisitions, management often seeks to increase its liquidity position by increasing the certificate of deposit portfolio. Funding of loan acquisitions will decrease Capital Crossing's liquidity position.

    At December 31, 2000, scheduled maturities of certificates of deposit during the years ending December 31, 2001 and 2002, and thereafter totaled
$392.5 million, $37.0 million and $37.4 million, respectively. Certificates of deposit and money market accounts generally are more responsive to changes in interest rates than non-interest-bearing checking, NOW and savings accounts and, thus, are more likely to be withdrawn upon maturity as changes in interest rates and other factors are perceived by investors to make other investments more attractive. However, management believes that it can adjust the rates paid on certificates of deposit and money market accounts to retain deposits in changing interest rate environments and that brokered certificates of deposit can provide a relatively cost-effective source of funds. Non-interest-bearing checking, NOW accounts, and savings accounts totaled
$14.8 million, or 2.2%, of total deposits at December 31, 2000, compared to $7.0 million, or 1.3%, of total deposits at December 31, 1999.

    Capital Crossing has external sources of liquidity. As a member of the FHLBB, Capital Crossing may borrow from the FHLBB up to 2% of its total assets on an overnight basis for short-term liquidity purposes. Capital Crossing also has additional borrowing capacity secured by qualifying assets as defined by the FHLBB. Assets that qualify as collateral for term borrowings from the FHLBB may include certain short-term investments, securities available for sale, FHLBB stock, and, subject to certain limitations, certain multi-family residential and commercial real estate loans. Capital Crossing also has the ability to enter into repurchase agreements using the investment portfolio as collateral.

    In addition, Capital Crossing has entered into contractual agreements with several investment banking firms that provide it with access to brokered certificates of deposit. Such deposits totaled $320.0 million at December 31, 2000. Under current FDIC regulations, banks that are categorized as "well-capitalized" can obtain brokered certificates of deposit, without prior approval of the FDIC. At December 31, 2000, based upon Capital Crossing's most recent consolidated Report of Condition and Income filed with the FDIC, Capital Crossing was categorized as "well-capitalized."

    At December 31, 2000, Capital Crossing had commitments to fund a loan pool totaling $55.3 million and to lend up to $7.9 million under outstanding unused lines of credit and standby letters-of-credit amounting to $6.1 million. Management believes that Capital Crossing has adequate resources to fund all commitments to the extent required and that substantially all of such commitments will be funded in 2001. For additional information relating to commitments and contingencies at December 31, 2000, see Note 10 to the Consolidated Financial Statements.

RECENT ACCOUNTING DEVELOPMENT

    For information relating to a recent accounting pronouncement, see Note 1 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is management's objective to attempt to control risks associated with interest rate movements. Market risk is the risk of loss from adverse changes in market prices and interest rates. Market risk arises primarily from interest rate risk inherent in lending, investing in marketable securities, deposit taking and borrowing activities. Management actively monitors and manages interest rate risk exposure. Capital Crossing's asset and liability management strategy is formulated and monitored on an ongoing basis by its Chairman, President and Chief Financial Officer, subject to oversight by the Board of Directors. Senior management reviews, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, maturities of investments and anticipated loan pay-offs. Senior management also approves and establishes pricing and funding decisions with respect to the overall asset and liability composition. As Capital Crossing has expanded its loan portfolio, it has acquired a number of fixed rate loans. Such loans tend to increase Capital Crossing's interest rate risk. Management monitors the rate sensitivity of assets acquired and, when purchased fixed rate loans are restructured, management seeks to ensure that such restructurings are performed on a variable rate basis. Capital Crossing's methods for evaluating interest rate risk include an analysis of interest-rate sensitivity "gap," which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative when the amount of interest-rate-sensitive liabilities exceeds interest-rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution is perfectly matched in each maturity category. At
December 31, 2000, net interest-bearing liabilities which were estimated to mature or reprice within one year exceeded net interest-earning assets with similar characteristics by $38.0 million, or 4.92%, of total assets.

    To monitor Capital Crossing's gap certain factors must be considered. For fixed-rate instruments, the repricing date is the maturity date. For adjustable-rate instruments, the repricing date is deemed to be the earliest possible interest rate adjustment date.

    Approximately one-third of Capital Crossing's adjustable-rate loans are tied to the 11th District Monthly Weighted Average Cost of Funds Index ("COFI") with the remainder tied to various indices established by the originating banks. The COFI index is based upon the actual interest expenses incurred during a given period by all savings institution members of the Federal Home Loan Bank of San Francisco. In general, the COFI index does not move up or down as rapidly as market interest rates (such as the prime rate, the discount rate, or Treasury bill rates) because many savings institutions rely on fixed rate deposits of medium- and long-term maturities as a primary source of funds. Because rates on these deposits are not affected by changing market interest rates until the deposits mature, the total interest expense paid by savings institutions in a particular month, reflects to a significant degree, interest rates that were prevalent in previous periods. Additionally, the COFI is updated on the last business day of the month following the month the data was collected. The delay in updating the COFI index adds to the lagging effect of the index.

    Assets and liabilities that immediately reprice are placed in the overnight column. Although NOW, savings and money market deposit accounts are subject to immediate repricing or withdrawal, based on Capital Crossing's history, management considers these liabilities to have longer lives and less interest-rate sensitivity than term certificates of deposit.

    The following table sets forth Capital Crossing's interest-rate-sensitive gap by repricing dates at December 31, 2000.

                                                            DECEMBER 31, 2000
                          --------------------------------------------------------------------------------------
                                       WITHIN     ONE TO     TWO TO     THREE     FOUR TO      OVER
                                        ONE        TWO       THREE     TO FOUR      FIVE       FIVE
                          OVERNIGHT     YEAR      YEARS      YEARS      YEARS      YEARS      YEARS      TOTAL
                          ---------   --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
RATE-SENSITIVE ASSETS:
Short-term
  investments...........  $118,345    $     --   $    --    $    --    $    --    $    --    $     --   $118,345
  Average interest
    rate................      4.31%
Interest-bearing
  deposits..............       403          --        --         --         --         --          --        403
  Average interest
    rate................      4.56%
Investment securities...     4,499      18,163    10,757     10,173      6,028      1,042       9,240     59,902
  Average interest
    rate................      6.64%      6.93%      7.29%      7.12%      7.01%      7.49%       7.53%
Fixed-rate loans and
  leases(1).............        --     114,556    53,895     30,869     17,687     10,317      46,754    274,078
  Average interest
    rate................                 9.49%      9.48%      9.31%      9.31%      9.09%       7.95%
Adjustable-rate
  loans(1)..............    83,947     212,850    18,016     15,756      1,992         --          --    332,561
  Average interest
    rate................     10.52%      8.83%      8.66%      8.28%      7.78%
                          --------    --------   -------    -------    -------    -------    --------   --------
Total rate-sensitive
  assets................   207,194     345,569    82,668     56,798     25,707     11,359      55,994    785,289
                          --------    --------   -------    -------    -------    -------    --------   --------

RATE-SENSITIVE
  LIABILITIES:
NOW and savings
  accounts..............     3,300          --        --         --         --         --          --      3,300
  Average interest
    rate................      2.61%
Money market accounts...   192,177          --        --         --         --         --          --    192,177
  Average interest
    rate................      5.81%
Certificates of
  deposit...............        --     392,527    37,048     25,768     10,311      1,233          --    466,887
  Average interest
    rate................                 6.69%      6.89%      6.90%      7.49%      6.69%
Repurchase agreements...     2,721          --        --         --         --         --          --      2,721
  Average interest
    rate................      4.97%
                          --------    --------   -------    -------    -------    -------    --------   --------
Total rate-sensitive
  liabilities...........   198,198     392,527    37,048     25,768     10,311      1,233          --    665,085
                          --------    --------   -------    -------    -------    -------    --------   --------
Gap.....................     8,996     (46,958)   45,620     31,030     15,396     10,126      55,994   $120,204
                          --------    --------   -------    -------    -------    -------    --------   ========
Cumulative gap..........  $  8,996    $(37,962)  $ 7,658    $38,688    $54,084    $64,210    $120,204
                          ========    ========   =======    =======    =======    =======    ========
Cumulative gap as a
  percent of total
  assets................      1.17%      (4.92)%    0.99%      5.01%      7.01%      8.32%      15.58%
                          ========    ========   =======    =======    =======    =======    ========
Cumulative gap at
  December 31, 1999.....  $ 27,624    $(28,197)  $10,304    $49,214    $76,371    $90,032    $107,684
                          ========    ========   =======    =======    =======    =======    ========
Cumulative gap as a
  percent of total
  assets at December 31,
  1999..................      4.32%      (4.41)%    1.61%      7.69%     11.94%     14.08%      16.83%
                          ========    ========   =======    =======    =======    =======    ========

--------------------------

(1) Loans are presented at gross amounts before deducting discounts on purchased loans, the allowance for loan losses and net deferred loan income. The net balances of direct finance leases are presented before deducting the allowance for lease losses.

    Because the movement of interest rates cannot be known in advance, management uses simulation models to analyze various interest-rate scenarios. Given the interest rate environment at December 31, 2000, management applies the assumption that on average 12% of the outstanding fixed and adjustable rate loans will prepay annually. This prepayment assumption is based on Capital Crossing's experience and management's estimate of loan prepayment activity. The Board of Directors has established limits on the potential impact of changes in interest rates on net interest income and the economic value of equity. One such limit specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income for the subsequent twelve months should decline by less than 15%. The 200 basis point increase scenario includes the assumption that Capital Crossing only realizes 75% of the potential increase in interest income due to the increased likelihood of customer defaults. In addition, loans tied to the COFI index are estimated to adjust at one half of the rate shock to reflect the estimated responsiveness of the COFI index compared to changes in other indices, such as prime. Capital Crossing was in compliance with this limit at December 31, 2000. The following table reflects the estimated exposure of net interest income over the subsequent year, assuming an immediate shift in interest rates.

                                                                   ESTIMATED
                                                                  EXPOSURE TO
                                                                 NET INTEREST
                                                                    INCOME
                                                                 DECEMBER 31,
RATE CHANGE                                                   -------------------
(BASIS POINTS)                                                  2000       1999
--------------                                                --------   --------
+ 200.......................................................     (4)%       (1)%
-200........................................................    0 %         (2)%

    In addition to the estimated changes in interest income resulting from the repricing of contractual loan rates, included in the above simulation models, interest income can change substantially due to fluctuations in the amount of discount income and other interest income recognized as a result of loan pay-offs. The level of loan pay-offs and related interest income is influenced by several factors, including the interest rate environment, the real estate market in particular areas, the timing of transactions, and circumstances related to individual borrowers and loans. Refer to page 43 for a further analysis and discussion of the fluctuations in discount income.

    An additional limit established by the Board of Directors on interest-rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, the estimated economic value of equity should decline by less than 20%. The economic value of equity is the estimated net present value of the discounted cash flows of the related assets and liabilities. Capital Crossing was in compliance with this limit at December 31, 2000. The following table reflects the estimated exposure to economic value assuming an immediate shift in interest rates.

                                                                   ESTIMATED
                                                                  EXPOSURE TO
                                                                   ECONOMIC
                                                                     VALUE
                                                                 DECEMBER 31,
RATE CHANGE                                                   -------------------
(BASIS POINTS)                                                  2000       1999
--------------                                                --------   --------
+ 200.......................................................     (6)%       (6)%
-200........................................................    7 %        7 %

    The above results are dependent upon material assumptions relating to the behavior of interest rates and spreads, the behavior of deposit and loan customers, the prepayment of mortgage loans and the repricing and runoff of deposits.

ITEM 8.  CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Reports...............................     54
Consolidated Balance Sheets.................................     56
Consolidated Statements of Income...........................     57
Consolidated Statements of Changes in Stockholders'
  Equity....................................................     58
Consolidated Statements of Cash Flows.......................     59
Notes to Consolidated Financial Statements..................     61

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Capital Crossing Bank:

    We have audited the accompanying consolidated balance sheet of Capital Crossing Bank and subsidiaries ("Capital Crossing") as of December 31, 2000 and the related consolidated statement of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Capital Crossing's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Crossing Bank and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Boston, Massachusetts
January 22, 2001

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Capital Crossing Bank:

    We have audited the accompanying consolidated balance sheet of Capital Crossing Bank and subsidiaries ("Capital Crossing") as of December 31, 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements are the responsibility of Capital Crossing's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Crossing as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
February 4, 2000

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999

                                                                2000        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Cash and due from banks.....................................  $  7,939    $  6,228
Short-term investments......................................   118,345      79,480
                                                              --------    --------
    Total cash and cash equivalents.........................   126,284      85,708
                                                              --------    --------
Interest-bearing deposits in banks..........................       403         339
Securities available for sale, at fair value................    57,733      72,362
Federal Home Loan Bank of Boston stock, at cost.............     2,000       2,000
Loans and leases............................................   618,973     510,375
  Less discounts and unearned income........................   (52,935)    (55,750)
  Less allowance for loan and lease losses..................   (12,818)     (9,810)
                                                              --------    --------
    Loans and leases, net...................................   553,220     444,815
                                                              --------    --------
Other real estate owned, net................................     1,025       1,458
Premises and equipment, net.................................    16,292      17,708
Goodwill, net of amortization...............................     4,640       4,907
Other assets................................................     9,887      10,559
                                                              --------    --------
                                                              $771,484    $639,856
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits....................................................  $673,891    $541,521
Repurchase agreements.......................................     2,721          --
Accrued expenses and other liabilities......................    13,826      12,905
                                                              --------    --------
    Total liabilities.......................................   690,438     554,426
                                                              --------    --------
Commitments and contingencies

REIT preferred stock........................................    12,636      12,690
                                                              --------    --------
Stockholders' equity:
  Preferred stock...........................................        --          --
  Common stock, $1 par value, 15,000,000 shares authorized;
    6,067,203 and 6,062,203 shares issued...................     6,067       6,062
  Additional paid-in capital................................    42,309      42,255
  Retained earnings.........................................    35,463      25,420
  Accumulated other comprehensive loss......................      (110)       (204)
  Less treasury stock at cost--1,686,384 and 160,484 shares,
    respectively............................................   (15,319)       (793)
                                                              --------    --------
      Total stockholders' equity............................    68,410      72,740
                                                              --------    --------
                                                              $771,484    $639,856
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Interest income:
  Interest and fees on loans and leases.....................  $68,469    $55,408    $39,805
  Interest and dividend income on investment securities.....    6,647      1,390        721
  Interest on short-term investments and interest-bearing
    deposits in banks.......................................    3,386      2,080      3,242
                                                              -------    -------    -------
    Total interest income...................................   78,502     58,878     43,768
                                                              -------    -------    -------
Interest expense:
  Interest expense on deposits..............................   37,281     22,900     20,458
  Interest expense on borrowings............................      851        283         --
                                                              -------    -------    -------
    Total interest expense..................................   38,132     23,183     20,458
                                                              -------    -------    -------
Net interest income.........................................   40,370     35,695     23,310
Provision for loan and lease losses.........................    1,587      2,378      1,090
                                                              -------    -------    -------
Net interest income, after provision for loan and lease
  losses....................................................   38,783     33,317     22,220
                                                              -------    -------    -------
Other income:
  Service fees..............................................      682        884        428
  Gain (loss) on sales of securities, net...................      (43)        --        162
  Gain on sales of loans and leases.........................    2,586      1,039        875
  Miscellaneous.............................................      586        562        436
                                                              -------    -------    -------
    Total other income......................................    3,811      2,485      1,901
                                                              -------    -------    -------
Operating expenses:
  Compensation and related benefits.........................   15,113     12,628      9,061
  Occupancy and equipment...................................    2,374      2,241      1,697
  Professional fees.........................................    2,151      3,996      1,497
  Marketing.................................................    1,767        524        370
  Other real estate owned income, net.......................   (1,574)    (2,026)    (1,373)
  Data processing...........................................    1,146        958        248
  Amortization of goodwill..................................      268        268        179
  Other general and administrative..........................    4,076      4,579      2,566
                                                              -------    -------    -------
    Total operating expenses................................   25,321     23,168     14,245
                                                              -------    -------    -------
Income before provision for income taxes and dividends on
  REIT preferred stock......................................   17,273     12,634      9,876

Provision for income taxes..................................    6,326      4,619      2,469
Dividends on REIT preferred stock, net of tax benefit of
  $483 and $440.............................................      904        826         --
                                                              -------    -------    -------
    Net income..............................................   10,043      7,189      7,407
Dividends on Capital Crossing preferred stock...............       --         31         71
                                                              -------    -------    -------
    Net income available to common stockholders.............  $10,043    $ 7,158    $ 7,336
                                                              =======    =======    =======
Earnings per share:
  Basic.....................................................  $  1.84    $  1.47    $  1.79
  Diluted...................................................     1.77       1.37       1.65
Weighted average shares outstanding:
  Basic.....................................................    5,448      4,858      4,107
  Diluted...................................................    5,682      5,213      4,447

  The accompanying notes are an integral part of these consolidated financial statements.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                                            ACCUMULATED
                                    PREFERRED STOCK         COMMON STOCK       ADDITIONAL                      OTHER
                                  --------------------   -------------------    PAID-IN       RETAINED     COMPREHENSIVE
                                   SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL       EARNINGS     INCOME (LOSS)
                                  ---------   --------   --------   --------   ----------   ------------   -------------
                                                                      (IN THOUSANDS)
Balance at December 31, 1997....        --      $ --      4,216      $4,216      $17,432      $10,926          $  20
Comprehensive income:
  Net income....................        --        --         --          --           --        7,407             --
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification
    adjustment and tax effect...        --        --         --          --           --           --            (21)
      Total comprehensive
        income..................
Compensation cost of equity
  instruments issued............        --        --          5           5          146           --             --
Issuance of common stock in
  connection with acquisition...        --        --         73          73        1,714           --             --
Dividends accrued on preferred
  stock.........................        --        --         --          --           --          (71)            --
Issuance of preferred stock in
  connection with acquisition...        --       538         --          --           --           --             --
                                  ---------     ----      -----      ------      -------      -------          -----
Balance at December 31, 1998....        --       538      4,294       4,294       19,292       18,262             (1)
Comprehensive income:
  Net income....................        --        --         --          --           --        7,189             --
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification adjustment
    and tax effect..............        --        --         --          --           --           --           (203)
      Total comprehensive
        income..................
Proceeds from issuance of common
  stock, net....................        --        --      1,725       1,725       22,302           --             --
Dividends accrued on preferred
  stock.........................        --        --         --          --           --          (31)            --
Conversion of preferred stock to
  common stock..................        --      (538)        38          38          602           --             --
Compensation cost of equity
  instruments issued............        --        --          5           5           59           --             --
                                  ---------     ----      -----      ------      -------      -------          -----
Balance at December 31, 1999....        --        --      6,062       6,062       42,255       25,420           (204)
Comprehensive income:
  Net income....................        --        --         --          --           --       10,043             --
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification adjustment
    and tax effect..............        --        --         --          --           --           --             94
      Total comprehensive
        income..................
Purchase of treasury stock......        --        --         --          --           --           --             --
Compensation cost of equity
  instruments issued............        --        --          5           5           54           --             --
                                  ---------     ----      -----      ------      -------      -------          -----
Balance at December 31, 2000....        --      $ --      6,067      $6,067      $42,309      $35,463          $(110)
                                  =========     ====      =====      ======      =======      =======          =====


                                    TREASURY STOCK
                                  -------------------
                                   SHARES     AMOUNT     TOTAL
                                  --------   --------   --------
                                          (IN THOUSANDS)
Balance at December 31, 1997....     160     $   (793)  $31,801
                                                        -------
Comprehensive income:
  Net income....................      --           --     7,407
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification
    adjustment and tax effect...      --           --       (21)
                                                        -------
      Total comprehensive
        income..................                          7,386
                                                        -------
Compensation cost of equity
  instruments issued............      --           --       151
Issuance of common stock in
  connection with acquisition...      --           --     1,787
Dividends accrued on preferred
  stock.........................      --           --       (71)
Issuance of preferred stock in
  connection with acquisition...      --           --       538
                                   -----     --------   -------
Balance at December 31, 1998....     160         (793)   41,592
                                                        -------
Comprehensive income:
  Net income....................      --           --     7,189
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification adjustment
    and tax effect..............      --           --      (203)
                                                        -------
      Total comprehensive
        income..................                          6,986
                                                        -------
Proceeds from issuance of common
  stock, net....................      --           --    24,027
Dividends accrued on preferred
  stock.........................      --           --       (31)
Conversion of preferred stock to
  common stock..................      --           --       102
Compensation cost of equity
  instruments issued............      --           --        64
                                   -----     --------   -------
Balance at December 31, 1999....     160         (793)   72,740
Comprehensive income:
  Net income....................      --           --    10,043
  Change in unrealized gain
    (loss) on securities
    available for sale, net of
    reclassification adjustment
    and tax effect..............      --           --        94
                                                        -------
      Total comprehensive
        income..................                         10,137
                                                        -------
Purchase of treasury stock......   1,526      (14,526)  (14,526)
Compensation cost of equity
  instruments issued............      --           --        59
                                   -----     --------   -------
Balance at December 31, 2000....   1,686     $(15,319)  $68,410
                                   =====     ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 10,043   $  7,189   $  7,407
  Adjustments to reconcile net income to net cash from
    operating activities:
    Provision for loan and lease losses.....................     1,587      2,378      1,090
    Provision for other real estate owned losses............        50         --         --
    Depreciation and amortization of premises and
      equipment.............................................     1,473      1,330        840
    Other amortization and accretion, net...................     1,062        391         30
    (Gain) loss on sales of securities......................        43         --       (162)
    Gain on sales of portfolio loans and leases.............    (2,586)    (1,039)      (875)
    Net gain on sale of other real estate owned.............    (1,791)    (2,161)    (1,587)
    Deferred tax (benefit) provision........................     2,493     (2,624)       691
    Other, net..............................................     1,829      3,139       (816)
                                                              --------   --------   --------
      Net cash from operating activities....................    14,203      8,603      6,618
                                                              --------   --------   --------
Cash flows from investing activities:
  Net decrease (increase) in interest-bearing deposits in
    banks...................................................       (64)        42       (143)
  Purchases of securities available for sale................   (63,012)   (64,426)   (82,389)
  Maturities of securities available for sale...............     6,000     16,000     43,044
  Sales of securities available for sale....................    68,148      3,804     18,163
  Principal paydowns on mortgage-backed securities..........     3,695         --         --
  Purchase of Federal Home Loan Bank of Boston stock........        --     (1,035)      (402)
  Amortization and payoffs on loans and leases..............    42,567     11,965     15,731
  Loan and lease originations...............................    51,315     60,842     35,751
  Purchases of loans........................................  (217,126)  (160,421)  (187,234)
  Purchases of leases.......................................      (754)    (1,159)    (1,079)
  Proceeds from sales of loans..............................     9,099      5,327         --
  Proceeds from sales of leases.............................       397         --     21,275
  Cash paid to acquire Dolphin Capital......................        --         --     (3,914)
  Additions to other real estate owned, net.................        --       (263)      (142)
  Sales of other real estate owned..........................     8,375      8,700      5,376
  Additions to premises and equipment, net..................       (57)    (3,412)    (9,530)
                                                              --------   --------   --------
      Net cash used in investing activities.................   (91,417)  (124,036)  (145,493)
                                                              --------   --------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from financing activities:
  Net increase in deposits..................................   132,370    118,002    137,997
  Proceeds from issuance of common stock, net...............        --     24,027         --
  Proceeds from issuance of common stock in connection with
    acquisition.............................................        --         --      1,100
  Proceeds from issuance of REIT preferred stock, net.......        --     12,690         --
  Repurchase of REIT preferred stock........................       (54)        --         --
  Purchase of treasury stock................................   (14,526)
                                                              --------   --------   --------
      Net cash from financing activities....................   117,790    154,719    139,097
                                                              --------   --------   --------
Net change in cash and cash equivalents.....................    40,576     39,286        222

Cash and cash equivalents at beginning of year..............    85,708     46,422     46,200
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $126,284   $ 85,708   $ 46,422
                                                              ========   ========   ========
Supplemental cash flow information:
  Interest paid on deposits.................................  $ 34,637   $ 22,055   $ 19,340
  Interest paid on borrowings...............................       851        283         --
  Income taxes paid, net....................................     4,821      3,909      3,030

Non-cash investing and financing activity:
  Transfers from loans to other real estate owned...........     6,201      2,859      4,931
  Assets acquired in connection with acquisition............        --         --        200
  Liabilities assumed in connection with acquisition........        --         --        414
  Fair value of common stock issued in connection with
    acquisition in excess of proceeds received..............        --         --        687
  Issuance of preferred stock in connection with
    acquisition.............................................        --         --        538

  The accompanying notes are an integral part of these consolidated financial statements.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION AND CONSOLIDATION

    The consolidated financial statements include the account of Capital Crossing Bank (the "Bank") and its subsidiaries: Dolphin Capital Corp. ("Dolphin Capital"), a leasing company; Capital Crossing Preferred Corporation, a real estate investment trust ("Capital Crossing Preferred" or "REIT"); 525 E. Bonanza Rd. LLC; Capital Crossing Securities Corporation; and CAPX Realty LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

    BUSINESS

    Capital Crossing provides a variety of financial services to individuals and small businesses through its two offices in Greater Boston, its internet site and its leasing subsidiary located in Moberly, Missouri. Capital Crossing purchases loans primarily secured by commercial real estate and multi-family residential real estate from sellers in the financial services industry. Capital Crossing has also established a Relationship Banking division to manage the needs of its business customers. Dolphin Capital provides lease financing to individuals and businesses primarily for the acquisition of computers and business equipment. Capital Crossing utilizes a funding strategy of both wholesale sources, such as certificates of deposit, and deposit relationships established by its Relationship Banking division.

    USE OF ESTIMATES

    In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses, the allocation of purchase discount between amortizing and non-amortizing portions, the rate at which discount is accreted into interest income, the establishment of lease residual values and the determination of the valuation reserve on deferred tax assets.

    CASH EQUIVALENTS

    Cash equivalents include amounts due from banks and short-term investments, which mature overnight or on demand.

    INTEREST-BEARING DEPOSITS IN BANKS

    Interest-bearing deposits in banks consist primarily of certificates of deposit, which mature within one year.

    INVESTMENTS

    All investment securities are classified as available for sale and reflected at fair value. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income (loss), net of tax effects.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Purchase premiums and discounts are amortized to earnings by the interest method over the terms of the investments. Gains and losses on disposition of investments are recognized on the trade date and computed by the specific identification method. If a decline in the fair value below the amortized cost basis of an investment security is judged to be other than temporary, the cost basis of the security is written down to fair value through a charge to earnings.

    LOANS AND LEASES

    A substantial portion of the loan portfolio is composed of commercial real estate and multi-family loans in New England and California. The ability of Capital Crossing's debtors to honor their contracts is dependent upon the real estate and general economic sectors in these regions.

    Loans, as reported, have been adjusted for discounts on loans purchased, net deferred loan fees and the allowance for loan losses.

    Accrual of interest on loans and discount accretion are generally discontinued when loan payments are ninety days or more past due or the collectibility of principal and interest is not probable or estimable. Interest income previously accrued on such loans is reversed against current period interest income, and the loan is accounted for using either the cash basis or cost recovery method whereby any amounts received are applied against the recorded amount of the loan. A determination as to which method is used is made on a case-by-case basis.

    Loans are returned to accrual status when the loan is brought current in accordance with management's anticipated cash flows at the time of loan acquisition or origination.

    Direct financing leases are carried at the amount of minimum lease payments receivable plus estimated unguaranteed residual values, initial direct costs and deferred broker fees, less security deposits, unearned income and the allowance for lease losses. Unearned income is amortized to interest income using the interest method over the term of the lease.

    Net deferred loan and lease fees and costs are amortized as an adjustment of the related loan and lease yields using the interest method.

    Capital Crossing accounts for purchased loans under the guidance of AICPA Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Prior to January 1, 1999, this guidance was applied using unique and exclusive static pools. Static pools were established based on the original acquisition timing. Once a static pool was established, the loans remained in the pool, unless restructured on terms consistent with Capital Crossing's loan policy and documentation standards and transferred to Capital Crossing's originated loan portfolio.

    Prior to January 1, 1999, at the time of acquisition of purchased pools of loans, the excess of the contractual balances over the amount of reasonably estimable and probable discounted future cash collections for the pool was recorded as non-amortizing discount. The remaining discount, which represented the excess of the amount of reasonably estimable and probable discounted future cash collections over the acquisition amount was accreted into interest income using the interest method and was not accreted on non-accrual loans. The non-amortizing discount was not accreted into income until it was determined that the amount and timing of the related cash flows were reasonably estimable and collection was probable. If cash flows could not be reasonably estimated for any loan within a pool, and

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) collection was not probable, the cost recovery method of accounting was used. Under the cost recovery method, any amounts received were applied against the recorded amount of the loan. Subsequent to acquisition, if cash flow projections improved, and it was determined that the amount and timing of the cash flows related to the non-amortizing discount were reasonably estimable and collection was probable, the corresponding decrease in the non-amortizing discount was transferred to the amortizing portion and was accreted into interest income over the estimated remaining lives of the loans on the interest method. Under Capital Crossing's loan rating system, each loan was evaluated for impairment and, where necessary, a portion of the respective loan pool's non-amortizing discount was allocated to the loan. If no non-amortizing discount was available, an allowance was established through a provision for loan losses. In addition, if this evaluation revealed that cash flows could not be estimated or the collection of the loan was not otherwise probable, the loan was accounted for on the cost recovery method.

    Effective January 1, 1999, Capital Crossing changed, on a prospective basis, its method of accounting for purchased loan discounts and the related recognition of discount loan income and provisions for loan losses. Under this accounting change, discount loan income and loan loss provisions are accounted for on an individual loan basis, rather than as previously recognized in the aggregate on a static purchased pool basis and was accounted for as a "change in estimate" in accordance with Accounting Principles Board Opinion No. 20. There was no impact on stockholders' equity as a result of the accounting change. However, the timing of subsequent earnings will be affected by changes in the amount of estimated collections on individual loans rather than by changes in the aggregate amount of estimated collections on purchased loan pools. Over the lives of the respective loans, management does not anticipate that there will be any material differences in the reported amounts of related discount loan income, loan loss provisions and loan charge-offs and recoveries.

    ALLOWANCE FOR LOAN AND LEASE LOSSES

    Capital Crossing maintains an allowance for probable loan and lease losses that are inherent in its loan portfolio. The allowance for loan and lease losses is increased through a provision for loan and lease losses charged to earnings or upon allocation of purchase discount upon acquisition of loans. Loan and lease losses are charged against the allowance when management believes the loan or lease balance, or a portion thereof, is uncollectible. Subsequent recoveries, if any, are credited to the allowance. Leases are deemed uncollectible and charged off if they become 120 days past due.

    In determining the adequacy of the allowance for loan and lease losses, management initially considers the loan and lease loss allowances specifically allocated to individual impaired loans. Next, management considers the level of general loan and lease loss allowances deemed appropriate for the balance of the portfolio. Factors considered include known and inherent risks in the nature and volume of the loan and lease portfolios, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. With respect to leases, Capital Crossing has provided for potential losses through a provision charged to earnings based upon the amount of leases originated during the applicable period and general standards in the leasing industry. This amount will be adjusted from time to time based upon Capital Crossing's actual experience. An additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including regional credit

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) concentration, industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, economic conditions such as interest rates and energy costs and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date.

    Under pool accounting, discounts were available for allocation to all loans purchased as part of a pool; under loan-by-loan accounting, all available discount is allocated to individual loans. Accordingly, in connection with the accounting change described above, $3,089,000 of non-amortizing discount was transferred to the allowance for loan losses, representing general reserve allocations on outstanding purchased loan balances. Additional allocations from purchase discounts to the allowance for loan losses are made on all loans purchased on or after January 1, 1999.

    A purchased loan is considered impaired when, based on current information and events, it is determined that estimated cash flows are less than the cash flows estimated at the date of purchase. An originated loan is considered impaired when, based on current information and events, it is probable that Capital Crossing will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loan impairment is measured on a loan-by-loan basis by comparing Capital Crossing's recorded investment in the loan to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of Capital Crossing's loans which have been identified as impaired have been measured by the fair value of existing collateral.

    OTHER REAL ESTATE OWNED

    Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically updated by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other real estate owned income, net.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    PREMISES AND EQUIPMENT

    Premises and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter.

    TRANSFERS OF FINANCIAL ASSETS

    Transfers of financial assets are accounted for as sales when control over the assets is surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets are isolated from Capital Crossing, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and
(3) Capital Crossing does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    INCOME TAXES

    Income taxes are accounted for using the asset and liability method of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The valuation allowance related to deferred tax assets is recognized when, in management's judgement, it is more likely than not, that all, or a portion of, such deferred tax assets will not be realized.

    STOCK COMPENSATION PLANS

    Capital Crossing has adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value-based method of accounting for employee stock options and similar equity instruments, but permits companies to use the intrinsic value-based method. Capital Crossing has elected to account for stock options using the intrinsic value-based method. Stock options issued under Capital Crossing's stock option plan have no intrinsic value at the grant date, and no compensation cost is recognized for them.

    EARNINGS PER SHARE

    Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Capital Crossing relate solely to outstanding stock options and convertible preferred stock, and are determined using the treasury stock method and "if converted" method, respectively. During 1999 and 1998, preferred stock that was convertible into 20,000 common shares was anti-dilutive and excluded from the diluted per share computation. (See
Note 12.)

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

    COMPREHENSIVE INCOME

    Comprehensive income is defined as all changes to equity except investments by and distributions to stockholders. Net income is a component of comprehensive income, with other components referred to in the aggregate as other comprehensive income.

    The components of other comprehensive income (loss) and related tax effects are as follows:

                                                                        YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    2000          1999          1998
                                                                  --------      --------      --------
                                                                             (IN THOUSANDS)
Unrealized holding gains (losses) on securities available
  for sale..................................................        $185         $(313)        $ 126
Reclassification adjustment for (gains) losses realized in
  income....................................................         (43)           --          (162)
                                                                    ----         -----         -----
Net unrealized gains (losses)...............................         142          (313)          (36)
Tax effect..................................................         (48)          110            15
                                                                    ----         -----         -----
Net-of-tax amount...........................................        $ 94         $(203)        $ (21)
                                                                    ====         =====         =====

    RECENT ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The adoption of this Statement did not have a material impact on the consolidated financial statements as of January 1, 2001.

2. ACQUISITION

    On May 1, 1998, Capital Crossing acquired certain operating assets and liabilities of certain subsidiaries of Forrest Holdings, Inc. ("Forrest") pursuant to an Asset Purchase Agreement (the "Agreement") between Capital Crossing, Forrest and a shareholder of Forrest (the "Principal Shareholder"). Through its subsidiaries, Forrest provided lease financing to businesses and individuals for the acquisition of computers and business equipment. The assets and liabilities acquired by Capital Crossing consisted primarily of customer and vendor relationships, computer equipment and certain capital lease obligations. To conduct its leasing operations, Capital Crossing established a wholly-owned subsidiary, Dolphin Capital, and assigned the assets acquired and liabilities assumed under the Agreement to Dolphin Capital. Dolphin Capital commenced business from its center of operations in Moberly, Missouri, on May 1, 1998.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2. ACQUISITION (CONCLUDED)

    The purchase price paid by Capital Crossing under the Agreement totaled $3,764,000 and was comprised of $2,539,000 of cash, 100 shares of Capital Crossing's Series B convertible preferred stock having a liquidation value of $538,000 and 73,333 shares of Capital Crossing's common stock issued to the Principal Shareholder. For purposes of this transaction, such shares of Capital Crossing's common stock were issued at a price of $1,100,000, a discount of $687,000 from the then-current market price of Capital Crossing's common stock. The fair value of liabilities assumed by Capital Crossing exceeded the fair value of the acquired tangible assets by $214,000.

    In addition, pursuant to an agreement executed in connection with the transactions contemplated by the Agreement, Capital Crossing would have been required to make certain contingent payments of up to $1,100,000 to the Principal Shareholder if Dolphin Capital achieved certain operating results, as defined by the Agreement, during its first three years of operations. This agreement was amended in exchange for cash consideration of $850,000 paid to the Principal Shareholder. This amount was included in goodwill. Under the amended agreement, the Principal Shareholder will be entitled to contingent payments in an amount up to $325,000 should certain earnings thresholds be met. Such payments, if made, will be expensed as incurred. Goodwill arising from the transaction totaled $5,353,000, including $525,000 of acquisition costs, and is being amortized by the straight-line method over twenty years. Goodwill is reviewed for impairment when events or changed circumstances may affect the underlying basis of the asset.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  SECURITIES AVAILABLE FOR SALE

    The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses follows:

                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                         COST        GAINS        LOSSES      VALUE
                                                       ---------   ----------   ----------   --------
                                                                       (IN THOUSANDS)
DECEMBER 31, 2000
Debt securities:
  U.S. Government and federal agency.................   $ 5,189       $  3         $  --     $ 5,192
  Corporate..........................................    31,392        111          (433)     31,070
  Mortgage-backed....................................    14,779        157           (27)     14,909
  Other asset-backed.................................     6,542         31           (11)      6,562
                                                        -------       ----         -----     -------
                                                        $57,902       $302         $(471)    $57,733
                                                        =======       ====         =====     =======
DECEMBER 31, 1999
Debt securities:
  U.S. Government and federal agency.................   $15,705       $  2         $ (45)    $15,662
  Corporate..........................................    37,410          6          (220)     37,196
  Mortgage-backed....................................     6,287         13            (2)      6,298
  Other asset-backed.................................    13,275          4           (73)     13,206
                                                        -------       ----         -----     -------
                                                        $72,677       $ 25         $(340)    $72,362
                                                        =======       ====         =====     =======

    The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2000 and 1999 follows:

                                                                 2000                   1999
                                                         --------------------   --------------------
                                                         AMORTIZED     FAIR     AMORTIZED     FAIR
                                                           COST       VALUE       COST       VALUE
                                                         ---------   --------   ---------   --------
                                                                       (IN THOUSANDS)
Within 1 year..........................................   $16,795    $16,679     $12,455    $12,412
Over 1 year to 5 years.................................    19,786     19,583      40,660     40,446
                                                          -------    -------     -------    -------
                                                           36,581     36,262      53,115     52,858
Asset-backed securities................................    21,321     21,471      19,562     19,504
                                                          -------    -------     -------    -------
                                                          $57,902    $57,733     $72,677    $72,362
                                                          =======    =======     =======    =======

    Proceeds from the sale of securities available for sale for the years ended December 31, 2000, 1999 and 1998 were $68,148,000, $3,804,000 and $18,163,000, respectively. Gross gains of $57,000, $2,000 and $162,000 were realized in 2000, 1999 and 1998, respectively. Gross losses of $100,000 and $2,000 were realized in 2000 and 1999, respectively.

    At December 31, 2000, investment securities with a carrying value of $8.5 million were pledged to secure customer repurchase agreements and bankruptcy deposits.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

4.  LOANS AND LEASES, NET

    A summary of the balances of loans and leases follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Mortgage loans on real estate:
  Commercial real estate................................  $301,917   $311,901
  Land..................................................     5,200      5,292
  One-to-four family residential........................    28,178     35,493
  Multi-family residential..............................   215,338     96,933
                                                          --------   --------
      Total.............................................   550,633    449,619
Secured commercial......................................     4,281      3,365
Other...................................................     1,559        781
                                                          --------   --------
      Total loans, gross................................   556,473    453,765
Less:
  Non-amortizing discount...............................   (23,985)   (33,575)
  Amortizing discount...................................   (19,412)   (13,135)
  Net deferred loan fees................................      (297)      (120)
                                                          --------   --------
      Total loans, net of discounts and deferred loan
        fees............................................   512,779    406,935
  Allowance for loan losses.............................   (11,138)    (8,484)
                                                          --------   --------
      Total loans, net..................................   501,641    398,451
                                                          --------   --------
Direct finance leases:
  Minimum lease payments receivable.....................    58,452     53,172
  Estimated unguaranteed residual values................     5,356      4,696
  Initial direct costs and deferred broker fees.........       966      1,575
                                                          --------   --------
                                                            64,774     59,443
  Less:
    Unearned lease income...............................   (10,207)   (10,495)
    Security deposits...................................    (1,308)    (1,258)
                                                          --------   --------
      Total direct finance leases.......................    53,259     47,690
    Allowance for lease losses..........................    (1,680)    (1,326)
                                                          --------   --------
      Total direct finance leases, net..................    51,579     46,364
                                                          --------   --------
      Total loans and leases, net.......................  $553,220   $444,815
                                                          ========   ========

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

4.  LOANS AND LEASES, NET (CONTINUED)
    The future annual minimum lease payments to be received by Capital Crossing on direct financing leases at December 31, 2000 are as follows:

YEAR                                                              AMOUNT
----                                                          --------------
                                                              (IN THOUSANDS)
2001........................................................     $26,004
2002........................................................      17,548
2003........................................................       9,284
2004........................................................       4,252
2005........................................................       1,354
2006........................................................          10
                                                                 -------
                                                                 $58,452
                                                                 =======

    An analysis of the allowance for loan and lease losses follows:

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2000       1999       1998
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Balance at beginning of year......................  $ 9,810    $ 2,875     $2,273
Provision for loan and lease losses...............    1,587      2,378      1,090
Transfer from non-amortizing discount (Note 1)....       --      3,089         --
Additions in connection with loan purchases.......    3,029      2,600         --
Recoveries........................................      451        252         49
Loans and leases charged-off......................   (2,059)    (1,384)      (537)
                                                    -------    -------     ------
Balance at end of year............................  $12,818    $ 9,810     $2,875
                                                    =======    =======     ======

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

4. LOANS AND LEASES, NET (CONCLUDED)

    The following is a summary of information pertaining to impaired and non-accrual loans:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Impaired loans, net of non-amortizing discount:
  Without a valuation allowance...........................  $ 4,858    $12,508
  With a valuation allowance..............................    5,785      7,911
                                                            -------    -------
Total impaired loans......................................  $10,643    $20,419
                                                            =======    =======
Valuation allowance related to impaired loans.............  $   763    $ 1,032
                                                            =======    =======
Non-accrual loans.........................................  $ 1,993    $ 9,073
                                                            =======    =======

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Average investment in impaired loans.............  $17,592    $23,896    $15,753
                                                   =======    =======    =======
Interest income recognized on impaired loans.....  $ 2,522    $ 2,624    $ 1,054
                                                   =======    =======    =======
Interest income recognized on a cash basis on
  impaired loans.................................  $ 1,570    $ 1,665    $   149
                                                   =======    =======    =======

    No additional funds are committed to be advanced in connection with impaired loans.

    Included in impaired loans at December 31, 2000 is $464,000 of accruing restructured loans. There were no accruing restructured loans in 1999 and 1998.

    Loans serviced for others amounted to $5,824,000 and $858,000 at December 31, 2000 and 1999, respectively. The minimum lease payments receivable of leases serviced for others amounted to $25,871,000 and $29,626,000 at December 31, 2000 and 1999, respectively, of which $5,937,000 and $11,900,000, respectively, have been sold with recourse. A liability of $232,000 and $415,000 has been established as of December 31, 2000 and 1999, respectively, in connection with the recourse obligation and is included in accrued expenses and other liabilities.

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
                                                                  (IN THOUSANDS)
Balance at beginning of year................................    $415          $683
Provision for losses........................................      65           375
Recoveries..................................................     100            --
Charge-offs.................................................    (348)         (643)
                                                                ----          ----
Balance at end of year......................................    $232          $415
                                                                ====          ====

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5. OTHER REAL ESTATE OWNED

    Other real estate owned at December 31, 2000, 1999 and 1998 consists of real estate acquired in settlement of loans less an allowance for losses. An analysis of the allowance for losses on other real estate owned is as follows:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Balance at beginning of year................................    $ 90       $90        $101
Provision for losses........................................      50        --          --
Charge-offs.................................................     (28)       --         (11)
                                                                ----       ---        ----
Balance at end of year......................................    $112       $90        $ 90
                                                                ====       ===        ====

    Other real estate owned income, net, includes the following:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Net gain on sale and disposition of properties..............   $1,791     $2,161     $1,587
Provision for losses........................................      (50)        --         --
Net operating expense.......................................     (167)      (135)      (214)
                                                               ------     ------     ------
Other real estate owned income, net.........................   $1,574     $2,026     $1,373
                                                               ======     ======     ======

6. PREMISES AND EQUIPMENT

    A summary of the cost and accumulated depreciation and amortization of premises and equipment and their estimated useful lives follows:

                                                                 DECEMBER 31,
                                                              -------------------     ESTIMATED
                                                                2000       1999     USEFUL LIVES
                                                              --------   --------   -------------
                                                                (IN THOUSANDS)
Land........................................................  $ 1,509    $ 1,509
Buildings...................................................   12,840     12,783    20 - 40 years
Leasehold improvements......................................       54         54    3 - 10 years
Furniture, equipment and software...........................    5,976      6,089    3 - 7 years
                                                              -------    -------
                                                               20,379     20,435
Less accumulated depreciation and amortization..............   (4,087)    (2,727)
                                                              -------    -------
                                                              $16,292    $17,708
                                                              =======    =======

    Depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998 amounted to $1,473,000, $1,330,000, and $840,000 respectively.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

7. DEPOSITS

    A summary of deposit balances, by type, is as follows:

                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Non-interest bearing demand.............................  $ 11,527   $  5,183
NOW.....................................................     2,106      1,382
Savings.................................................     1,194        430
Money market............................................   192,177    153,282
Certificates of deposit.................................   466,887    381,244
                                                          --------   --------
    Total interest bearing..............................   662,364    536,338
                                                          --------   --------
    Total deposits......................................  $673,891   $541,521
                                                          ========   ========

    A summary of certificates of deposit by maturity is as follows:

                                                         DECEMBER 31, 2000     DECEMBER 31, 1999
                                                        -------------------   -------------------
                                                                   WEIGHTED              WEIGHTED
                                                                   AVERAGE               AVERAGE
                                                         AMOUNT      RATE      AMOUNT      RATE
                                                        --------   --------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
Within 1 year.........................................  $392,527     6.69%    $323,681     5.90%
Over 1 year to 3 years................................    62,816     6.90       52,754     5.74
Over 3 years..........................................    11,544     7.40        4,809     5.82
                                                        --------              --------
                                                        $466,887     6.74%    $381,244     5.87%
                                                        ========              ========

    Included in time deposits are certificates of deposits with minimum denominations of $100,000 amounting to $367,970,000 and $254,279,000 at
December 31, 2000 and 1999, respectively. Certificates of deposit aggregating $385,931,000 and $315,899,000 at December 31, 2000 and 1999, respectively, are from geographical areas outside of New England. Capital Crossing accepts deposits made by brokers who place funds for their customers on deposit with Capital Crossing. At December 31, 2000 and 1999, brokered deposits amounted to $319,978,000 and $200,990,000, respectively.

8. BORROWINGS

    AVAILABLE LINE OF CREDIT

    Capital Crossing has an available line of credit of $29,050,000 at December 31, 2000, with the Federal Home Loan Bank of Boston ("FHLBB") at an interest rate that adjusts daily. In addition, Capital Crossing may borrow additional amount which would be secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property and 90% of the market value of U.S. Government and federal agency securities. Capital Crossing may also use certain investment securities, including FHLBB stock, and real estate loans (subject to certain limitations), as collateral for term borrowings from the FHLBB.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8. BORROWINGS (CONCLUDED)

REPURCHASE AGREEMENTS

    Capital Crossing periodically enters into repurchase agreements with customers. In connection with such repurchase agreements, Capital Crossing is generally required to pledge certain investment securities. The following table summarizes certain information regarding short-term borrowings.

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                2000       1999       1998
                                                              --------   --------   ---------
                                                                  (DOLLARS IN THOUSANDS)
Balance at year end.........................................  $ 2,721    $    --    $      --
Highest balance at any month end............................   72,615     46,000           --
Average balance for the year................................   13,411      5,333           --
Weighted average interest rate paid as of December 31,......     5.47%        --           --
Weighted average interest rate paid for the year............     6.35%      5.31%          --

9. INCOME TAXES

    Allocation of federal and state income taxes between current and deferred portions is as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Current tax provision:
  Federal...................................................   $3,353    $ 6,523     $1,755
  State.....................................................       --        280         23
                                                               ------    -------     ------
                                                                3,353      6,803      1,778
                                                               ------    -------     ------
Deferred tax provision (benefit):
  Federal...................................................    2,087     (2,853)       497
  State.....................................................      475       (229)        50
  Change in valuation reserve...............................      (72)       458        144
                                                               ------    -------     ------
                                                                2,490     (2,624)       691
                                                               ------    -------     ------
      Total provision.......................................   $5,843    $ 4,179     $2,469
                                                               ======    =======     ======

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9. INCOME TAXES (CONCLUDED)
    The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2000          1999          1998
                                                              --------      --------      --------
Statutory federal tax rate..................................    35.0%         34.0%         34.0%
Increase (decrease) resulting from:
  State tax.................................................     1.9           0.4           0.5
  Rehabilitation credit.....................................      --          (0.4)        (10.6)
  Change in valuation allowance.............................    (0.5)          4.0           1.5
  Other, net................................................     0.4          (1.2)         (0.4)
                                                                ----          ----         -----
Effective tax rates.........................................    36.8%         36.8%         25.0%
                                                                ====          ====         =====

    The components of the net deferred tax asset (liability), included in other assets and other liabilities, respectively, are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax asset:
  Allowance for loan losses.................................   $2,362     $2,632
  State net operating loss carryovers.......................      365        343
  Investments...............................................      125        123
  Net unrealized loss on securities available for sale......       59        111
  Other.....................................................       32        146
                                                               ------     ------
Gross deferred tax asset....................................    2,943      3,355
  Less valuation reserve....................................     (653)      (725)
                                                               ------     ------
Net deferred tax asset......................................    2,290      2,630
                                                               ------     ------

Deferred tax liabilities:
  Equipment leasing.........................................    1,934        263
  Depreciation and amortization.............................      883        589
  Loan origination costs....................................      237         --
                                                               ------     ------
Gross deferred tax liability................................    3,054        852
                                                               ------     ------
Net deferred tax asset (liability)..........................   $ (764)    $1,778
                                                               ======     ======

    The valuation reserve relates to tax loss carryovers in various states, the utilization of which depends on future profitability of operations carried on within these jurisdictions, and an unrealized capital loss on an investment whose realization would require the generation of income taxable as a capital gain. Capital Crossing does not anticipate generating such capital gains. The existing net deductible temporary differences that give rise to the net deferred income tax are expected to reverse in periods in which Capital Crossing will generate net taxable income. At December 31, 2000, the net deferred tax asset is supported by recoverable income taxes of approximately $10.8 million. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

10. COMMITMENTS AND CONTINGENCIES

    LITIGATION

    Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on Capital Crossing's consolidated financial position or results of operations.

    LOAN COMMITMENTS

    Capital Crossing is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

    Capital Crossing's exposure to credit loss is represented by the contractual amount of these commitments. Capital Crossing uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    In January 2001, the Bank acquired, via competitive bid, loans with an aggregate principal balance of $82,589,000 at a purchase price of $55,307,000.

    The following financial instruments were outstanding whose contract amounts represent credit risk:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Loan commitments............................................   $2,447      $502
Unadvanced funds on commercial and other lines-of-credit....    5,482       721
Standby letters-of-credit...................................    6,074       150

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines-of-credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Capital Crossing evaluates each customer's credit worthiness on a case-by-case basis. Collateral held for commercial lines-of-credit may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

    Standby letters-of-credit are conditional commitments issued by Capital Crossing to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support private borrowing arrangements and they expire within two years. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. Capital Crossing generally holds deposit accounts as collateral supporting those commitments if deemed necessary.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

10. COMMITMENTS AND CONTINGENCIES (CONCLUDED)
    RESERVE REQUIREMENTS

    As of December 31, 2000, Capital Crossing has reserve requirements of $300,000 with the Federal Reserve Bank.

    OPERATING LEASE COMMITMENTS

    Capital Crossing leases Dolphin Capital's Moberly office from an officer of Dolphin Capital. Pursuant to the terms of the noncancelable lease agreement in effect at December 31, 2000, future minimum rent commitments aggregate $34,000 through 2001. The lease contains an option to extend for a term of five years. The cost of such option is not included above. Total rent expense for the years ended December 31, 2000, 1999 and 1998 amounted to $89,000, $123,000, and
$190,000, respectively.

    Effective in 1999, Capital Crossing entered into a lease agreement with Watermark Donut Company ("Watermark"), a Dunkin Donuts franchisee. Two directors and officers of Capital Crossing are each directors and holders of approximately 20% interest in Watermark. The term of the lease is for five years with two five-year renewal periods. Pursuant to the lease agreement, Watermark pays Capital Crossing $44,000 per year, plus a percentage of gross sales of Watermark at the premises in excess of certain specified levels. Rental income under this lease for the years ended December 31, 2000 and 1999 amounted to $63,000 and $42,000, respectively.

    EMPLOYMENT AGREEMENTS

    Capital Crossing has entered into employment agreements with two officers for an initial term of three years. On each January 1, each employment agreement then in effect is extended automatically for an additional one-year period unless, within a specified time, either party to such employment agreement gives written notice to the other of such party's election not to so extend the term of such employment agreement. Each effective employment agreement provides, among other things, for (i) an annual base salary (ii) bonus payments determined in accordance with the bonus plan (the "Bonus Plan") adopted by the Board of Directors, and (iii) insurance and other benefits. The Bonus Plan provides for the quarterly payment of cash bonuses to the officers based on Capital Crossing's projected attainment of specified annual return on equity goals. The compensation committee of the Board of Directors may also award additional discretionary cash bonuses to these officers based on qualitative factors. In the event of (a) termination by the officer upon certain defaults by Capital Crossing under his employment agreement or (b) termination of the officer by Capital Crossing without cause, aggregate payments to the officer will be made (in monthly installments) equal to the officer's annual salary then in effect and amounts payable under the Bonus Plan through the term of the agreement. In the event the officers become disabled (as defined by the employment agreement) while employed by the Bank, the employment agreement provides for continued bonus payments for ten years following such disability, the amount and payment of which will be determined based upon the Bonus Plan provisions of the employment agreement. Each employment agreement and the Bonus Plan include provisions for termination of the officers for cause, whereupon payments and benefits cease. Each employment agreement also includes certain confidentiality and non-competition provisions. Expense under the Bonus Plan amounted to $1,600,000, $1,300,000, and $1,257,000, respectively, for the years ended
December 31, 2000, 1999 and 1998.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

11. REIT PREFERRED STOCK

    On February 12, 1999, Capital Crossing completed the sale of 1,416,130 shares of Capital Crossing Preferred's Series A non-cumulative exchangeable preferred stock with a dividend rate of 9.75% and a liquidation preference of $10 per share, which raised gross proceeds of approximately $13.6 million. The net proceeds of $12,590,000 are reflected as Minority Interest in the accompanying consolidated balance sheet at December 31, 2000.

    The Series A preferred stock is exchangeable for Series C Non-cumulative preferred shares of Capital Crossing if the Federal Deposit Insurance Corporation (FDIC) so directs, when or if Capital Crossing becomes, or may in the near term, become undercapitalized, or Capital Crossing is placed into conservatorship or receivership. The Series A preferred stock is redeemable at the option of Capital Crossing Preferred on or after February 1, 2004, with the prior consent of the FDIC.

    Capital Crossing has received confirmation from the FDIC that it is able to include a portion of the Series A preferred stock proceeds as Tier 1 capital under relevant regulatory capital guidelines, subject to continuing review by the FDIC.

12. STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    Undesignated Preferred Stock has a $1 par value. At December 31, 2000 and 1999, 851,121 shares are authorized and unissued.

    Series A Junior Participating Cumulative Preferred Stock is described in
Note 14, under Shareholder Rights Agreement. At December 31, 2000 and 1999, 150,000 shares are authorized and unissued.

    Series B Convertible Preferred Stock, no par value, was issued in conjunction with the acquisition of Dolphin (see Note 2), and has a liquidation value of $538,000 plus accrued and unpaid dividends. At December 31, 1998, 100 shares were authorized, issued and outstanding. On April 12, 1999, all outstanding shares were converted into 37,860 shares of common stock.

    Series C 9 3/4% Non-cumulative Preferred Stock, $1 par value, was authorized in conjunction with Atlantic Preferred Capital's preferred stock offering. (See
Note 11.) At December 31, 2000 and 1999, 144,900 shares are authorized and unissued.

    COMMON STOCK OFFERING

    Effective August 31, 1999, Capital Crossing completed a secondary common stock offering and issued 1,725,000 shares with net proceeds of $24,027,000, after related offering expenses of $700,000.

    STOCK REPURCHASE PROGRAM

    In August 2000, the Board of Directors and regulatory authorities approved a stock repurchase program providing for the purchase of up to 1,200,000 shares of its common stock at a maximum purchase price of $12.0 million. This authority may be exercised through July 31, 2001 in such amounts as market conditions warrant, subject to regulatory considerations. On November 9, 2000, regulatory approval was received for additional purchases of up to 550,000 shares of Capital Crossing's common

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12. STOCKHOLDERS' EQUITY (CONTINUED)
stock at a maximum price of an additional $5.0 million. This authority may be exercised through November 9, 2001 in such amounts as market conditions warrant, and subject to regulatory considerations. As of December 31, 2000, 1,525,900 shares of common stock had been repurchased at an aggregate price of $15.1 million. As a part of the plan, Capital Crossing is committed to maintain its Total Capital, Tier 1 Capital to Risk weighted assets and Tier 1 Capital to average assets at 1% above the regulatory minimums necessary to be categorized as well capitalized during the period of the buyback.

MINIMUM REGULATORY CAPITAL REQUIREMENTS

    Capital Crossing is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Capital Crossing's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Capital Crossing must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require Capital Crossing to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, that Capital Crossing met all capital adequacy requirements to which it is subject.

    As of December 31, 2000, Capital Crossing is categorized as well capitalized under the regulatory framework for prompt corrective action, based on the most recent consolidated Report of Condition and Income filed with the FDIC. To be categorized as well capitalized, it must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. Capital Crossing's actual capital amounts and ratios as of December 31, 2000 and 1999 are also presented in the following tables. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12. STOCKHOLDERS' EQUITY (CONCLUDED)

                                                                          DECEMBER 31, 2000
                                                ---------------------------------------------------------------------
                                                                                                        MINIMUM
                                                                                                      TO BE WELL
                                                                                                      CAPITALIZED
                                                                                                     UNDER PROMPT
                                                                               MINIMUM                CORRECTIVE
                                                                               CAPITAL                  ACTION
                                                      ACTUAL                REQUIREMENTS              PROVISIONS
                                                -------------------      -------------------      -------------------
                                                 AMOUNT     RATIO         AMOUNT     RATIO         AMOUNT     RATIO
                                                --------   --------      --------   --------      --------   --------
                                                                       (DOLLARS IN THOUSANDS)
Total capital ................................  $84,379      13.52%      $49,918      8.00%       $62,398     10.00%
  (to risk weighted assets)
Tier 1 capital ...............................   76,516      12.26        24,959      4.00         37,439      6.00
  (to risk weighted assets)
Tier 1 capital ...............................   76,516      10.48        29,212      4.00         36,515      5.00
  (to average assets)

                                                                          DECEMBER 31, 1999
                                                ---------------------------------------------------------------------
                                                                                                        MINIMUM
                                                                                                      TO BE WELL
                                                                                                      CAPITALIZED
                                                                                                     UNDER PROMPT
                                                                               MINIMUM                CORRECTIVE
                                                                               CAPITAL                  ACTION
                                                      ACTUAL                REQUIREMENTS              PROVISIONS
                                                -------------------      -------------------      -------------------
                                                 AMOUNT     RATIO         AMOUNT     RATIO         AMOUNT     RATIO
                                                --------   --------      --------   --------      --------   --------
                                                                       (DOLLARS IN THOUSANDS)
Total capital ................................  $87,594      16.03%      $43,702      8.00%       $54,627     10.00%
  (to risk weighted assets)
Tier 1 capital ...............................   80,727      14.78        21,851      4.00         32,776      6.00
  (to risk weighted assets)
Tier 1 capital ...............................   80,727      13.96        23,134      4.00         28,918      5.00
  (to average assets)

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

13. EMPLOYEE BENEFIT PLANS

    401(K) PLAN

    Capital Crossing maintains a savings plan which is intended to qualify under
Section 401(k) of the Internal Revenue Code. All employees are eligible to be a participant in the plan. The plan provides for voluntary contributions by participating employees in amounts up to twenty percent of their annual compensation, subject to certain limitations. Capital Crossing matches the employee's voluntary contribution up to three percent of their compensation for employees who have completed six months of service. Capital Crossing's contributions vest at a rate of 20% for each year of the employee's service and fully vest after five years. Total 401(k) expense for the years ended
December 31, 2000, 1999 and 1998 amounted to $274,000, $182,000, and $100,000, respectively, under this savings plan.

    SPLIT-DOLLAR LIFE INSURANCE

    Split-dollar life insurance policies are maintained for certain executive officers. The officers own the policies while Capital Crossing maintains a collateral assignment against the cash surrender value of the policy, to the extent of premiums paid by Capital Crossing. The premiums receivable and expense recognized was $186,000 and $81,000, respectively, as of and for the year ended December 31, 2000.

14. STOCK OPTIONS AND SHAREHOLDER RIGHTS AGREEMENTS

    STOCK OPTION AGREEMENTS

    On January 13, 1988, in conjunction with the issuance of shares to Capital Crossing's original founders, Capital Crossing entered into stock option agreements (the "Stock Option Agreements") with certain individuals (the "Optionees"). Exercise prices were intended to represent the market value of Capital Crossing's stock on the date of grant. These options expire in December 2087 and all are vested. In addition, options to purchase up to twenty percent of any shares issued in connection with future offerings were granted to the Optionees (the founders) pursuant to the Stock Option Agreements.

    During 1996, the Optionees and Capital Crossing entered into agreements pursuant to which the Stock Option Agreements were amended to cancel the founders' rights to receive additional options upon issuances of stock subsequent to Capital Crossing's initial public offering of common stock in 1996. In connection with the 1996 offering, the Optionees were granted 345,000 stock options pursuant to the Stock Option Agreements.

    STOCK OPTION PLAN

    Under the 1998 Stock Option and Incentive Plan, Capital Crossing may grant options to its officers, employees and directors for up to 200,000 shares of common stock. During 2000, an additional 290,000 shares were authorized to be issued under this plan. Both incentive and non-qualified stock options may be granted under the Plan. The exercise price of each option equals the market price of Capital Crossing's stock on the grant date and an option's maximum term is ten years. Options granted vest ratably over the third through fifth years. At December 31, 2000, 30,000 shares were available under this plan. Pro forma net income and earnings per share information, as required by SFAS No. 123, has been calculated as if Capital Crossing had accounted for employee stock options under the fair value method. The fair value of the options granted during the years ended December 31,

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14. STOCK OPTIONS AND SHAREHOLDER RIGHTS AGREEMENTS (CONTINUED)
2000, 1999 and 1998 were determined using the Black Scholes option--pricing model with the following assumptions:

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                               2000          1999          1998
                                                          --------------   --------      --------
Dividend yield..........................................       --%               --%           --%
Expected volatility.....................................    56% - 58%            61%           39%
Risk-free interest rate.................................  5.93% - 6.75%        5.65%         5.00%
Expected life...........................................     7 years        7 years       7 years
Fair value of options granted...........................  $5.18 - $7.87    $  12.26      $   3.61

    For the years ended December 31, 2000 and 1999 pro forma net income and earnings per share are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                         2000          1999
                                                      -----------   -----------
Pro forma net income (in thousands):                  $    9,743    $    7,061
Pro forma earnings per share:
    Basic...........................................  $     1.79    $     1.45
    Diluted.........................................        1.71          1.35

    For the year ended December 31, 1998 pro forma net income and earnings per share would not be materially different than reported net income and earnings per share.

    Stock option activity is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                         -------------------------------------------------------------------
                                                 2000                   1999                    1998
                                         --------------------   ---------------------   --------------------
                                                     WEIGHTED               WEIGHTED                WEIGHTED
                                                     AVERAGE                 AVERAGE                AVERAGE
                                                     EXERCISE               EXERCISE                EXERCISE
                                          SHARES      PRICE      SHARES       PRICE      SHARES      PRICE
                                         ---------   --------   ---------   ---------   ---------   --------
Outstanding at beginning of year.......    986,512   $  6.06    1,025,012   $    6.20     854,512   $  5.70
Granted................................    339,500      9.92        8,000       18.59     171,500      8.53
Exercised..............................         --        --           --          --          --        --
Cancelled..............................    (11,500)    11.31      (46,500)      11.42      (1,000)     7.25
                                         ---------              ---------               ---------
Outstanding at end of year.............  1,314,512      7.01      986,512        6.06   1,025,012      6.20
                                         =========              =========               =========
Exercisable at end of year.............    854,512      5.74      854,512        5.74     838,512      5.72
                                         =========              =========               =========

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14.  STOCK OPTIONS AND SHAREHOLDER RIGHTS AGREEMENTS (CONTINUED)

    Options outstanding at December 31, 2000 consist of the following:

                                       WEIGHTED
                                        AVERAGE
                                       REMAINING
                          NUMBER      CONTRACTUAL     NUMBER
   EXERCISE PRICE       OUTSTANDING      LIFE       EXERCISABLE
---------------------   -----------   -----------   -----------
  $4.80 - $5.00            475,312      87 years      475,312
      6.75                 379,200      77 years      379,200
      7.25                 118,500       8 years           --
      8.125                  3,500      10 years           --
      8.813                  7,500      10 years           --
      9.125                  2,500      10 years           --
      9.313                  1,000      10 years           --
      9.875                300,500       9 years           --
     10.063                  1,000       9 years           --
     10.313                  7,500       9 years           --
     12.250                  5,000       9 years           --
      12.50                  5,000       8 years           --
      14.00                  2,500       9 years           --
      17.50                    500       9 years           --
      21.00                  5,000       8 years           --
                         ---------      --------      -------
                         1,314,512      57 years      854,512
                         =========      ========      =======

In addition, pursuant to this Plan prior to 2001, each independent director of Capital Crossing was granted shares of common stock in lieu of the annual retainer due to such independent director. The value of such shares is charged to compensation expense as incurred.

SHAREHOLDER RIGHTS AGREEMENT

    Effective March 5, 1996, the Board of Directors adopted a Shareholder Rights Agreement (the "Rights Agreement"). The purpose of the Rights Agreement is, among other things, to ensure that stockholders of Capital Crossing receive fair and equal treatment in the event of any proposed acquisition of Capital Crossing. The adoption of the Rights Agreement could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, Capital Crossing or a large block of Capital Crossing's common stock.

    Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of common stock of Capital Crossing to stockholders of record as of the close of the 1996 stock offering (the "Record Date"). Each Right entitles the registered holder to purchase from Capital Crossing a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a cash exercise price of $60.00 per Unit (the "Exercise Price"), subject to adjustment.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14.  STOCK OPTIONS AND SHAREHOLDER RIGHTS AGREEMENTS (CONCLUDED)

    Initially, the Rights are not exercisable and are attached to and trade with the outstanding shares of common stock. The Rights will separate from the common stock and will become exercisable upon the earliest of (i) the close of business on the tenth calendar day (or such other calendar day as the Board of Directors may determine) following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% of more of the outstanding shares of common stock (an "Acquiring Person") (the date of said announcement being referred to as the "Stock Acquisition Date"),
(ii) the close of business on the tenth business day (or such other calendar day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of common stock or (iii) the determination by the Board of Directors (with the concurrence of a majority of the "Independent Directors" (as such term is defined in the Rights Agreement)) that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

    Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates,
(b) new common stock certificates issued after the Record Date will contain a notation incorporating the Shareholder Rights Agreement by reference, and
(c) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

    The Rights are not exercisable until the Distribution Date and will expire in the year 2006, unless previously redeemed or exchanged by Capital Crossing as described below.

    The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the date on which a person is declared to be an Adverse person,
(ii) the close of business on the tenth calendar day after the Stock Acquisition Date, or (iii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Capital Crossing.

    The following methods and assumptions were used by Capital Crossing in estimating fair value disclosures for financial instruments:

    CASH AND CASH EQUIVALENTS: The carrying amounts of cash and short-term investments approximate fair values, because of the short-term maturity of these instruments.

    INTEREST-BEARING DEPOSITS IN BANKS: The carrying amounts of interest-bearing deposits approximate their fair market values, because of the short-term maturity of these instruments.

    SECURITIES AVAILABLE FOR SALE: Fair values of investment securities are based on quoted market prices.

    FEDERAL HOME LOAN BANK OF BOSTON STOCK: The carrying value of this stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank of Boston.

    LOANS AND LEASES: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values of other loans and leases are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans.

    DEPOSITS: The fair values disclosed for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount. Fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

    ACCRUED INTEREST: The carrying amounts of accrued interest approximate fair value.

    REPURCHASE AGREEMENTS: The fair values of repurchase agreements are based on the discounted value of the contractual cash flows that applies interest rates currently offered on similar borrowings with remaining maturities.

    OFF-BALANCE-SHEET INSTRUMENTS: Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and because they are not material, are not shown below.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

    The estimated fair values, and related carrying amounts, of Capital Crossing's financial instruments are as follows:

                                                       DECEMBER 31, 2000     DECEMBER 31, 1999
                                                      -------------------   -------------------
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       AMOUNT     VALUE      AMOUNT     VALUE
                                                      --------   --------   --------   --------
                                                                       (IN)THOUSANDS
Financial assets:
  Cash and cash equivalents.........................  $126,284   $126,284   $ 85,708   $ 85,708
  Interest-bearing deposits in banks................       403        403        339        339
  Securities available for sale.....................    57,733     57,733     72,362     72,362
  Federal Home Loan Bank of Boston stock............     2,000      2,000      2,000      2,000
  Loans and leases, net.............................   553,220    565,633    444,815    457,297
  Accrued interest receivable.......................     4,155      4,155      3,632      3,632

Financial liabilities:
  Deposits..........................................   673,891    674,166    541,521    540,569
  Accrued interest payable..........................     5,760      5,760      3,141      3,141
  Repurchase agreements.............................     2,721      2,721         --         --

16. SEGMENT REPORTING

    Capital Crossing has two reportable segments related to commercial banking operations and leasing operations.

    Capital Crossing's leasing segment is operated through its leasing subsidiary, Dolphin Capital, which provides lease financing to individuals and businesses primarily for the acquisition of computers and business equipment. Dolphin Capital is a business line that deals with different products and markets than the commercial banking operation. It is managed separately, requires different technology and marketing strategies. Dolphin Capital commenced operations on May 1, 1998.

    The remainder of Capital Crossing's operations is represented by its commercial bank which is primarily focused on purchasing commercial real estate and residential loans. Capital Crossing funds its lending activities with deposits consisting primarily of certificates of deposit and money market accounts.

    Capital Crossing does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of Capital Crossing's total revenues.

    The accounting policies followed by the foregoing segments are the same as those described in the Summary of Significant Accounting Policies. Capital Crossing evaluates performance based on pre-tax profit or loss from operations.

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

16. SEGMENT REPORTING (CONTINUED)
    Segment information at and for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                                          2000
                                                   ---------------------------------------------------
                                                   COMMERCIAL              INTERSEGMENT   CONSOLIDATED
                                                    BANKING     LEASING    ELIMINATION       TOTAL
                                                   ----------   --------   ------------   ------------
                                                                     (IN THOUSANDS)
Interest income..................................   $ 75,402    $ 6,512      $ (3,412)      $ 78,502
Interest expense.................................     38,132      3,412        (3,412)        38,132
                                                    --------    -------      --------       --------
Net interest income..............................     37,270      3,100            --         40,370
Provision for loan and lease losses..............        225      1,362            --          1,587
                                                    --------    -------      --------       --------
Net interest income, after provision for loan and
  lease losses...................................     37,045      1,738            --         38,783
Gain on sale of loans and leases.................      2,558         28                        2,586
Other income.....................................        223      1,143          (141)         1,225
Operating expenses...............................     21,612      3,850          (141)        25,321
                                                    --------    -------      --------       --------
Income (loss) before provision for income
  taxes..........................................   $ 18,214    $  (941)     $     --       $ 17,273
                                                    ========    =======      ========       ========
Non-cash items:
  Depreciation and amortization of premises and
    equipment....................................   $  1,137    $   336      $     --       $  1,473
  Amortization of goodwill.......................         --        268            --            268
Total assets.....................................    774,548     60,690       (63,754)       771,484
Expenditures for additions to premises and
  equipment......................................         57         --            --             57

                                                                        1999
                                                 ---------------------------------------------------
                                                 COMMERCIAL              INTERSEGMENT   CONSOLIDATED
                                                  BANKING     LEASING    ELIMINATION       TOTAL
                                                 ----------   --------   ------------   ------------
                                                                   (IN THOUSANDS)
Interest income................................   $ 56,850    $ 4,007      $ (1,979)      $ 58,878
Interest expense...............................     23,183      1,979        (1,979)        23,183
                                                  --------    -------      --------       --------
Net interest income............................     33,667      2,028            --         35,695
Provision for loan and lease losses............        387      1,991            --          2,378
                                                  --------    -------      --------       --------
Net interest income, after provision for loan
  and lease losses.............................     33,280         37            --         33,317
Gain on sale of loans and leases...............      1,039         --            --          1,039
Other income...................................        410      1,290          (254)         1,446
Operating expenses.............................     17,907      5,515          (254)        23,168
                                                  --------    -------      --------       --------
Income (loss) before provision for income
  taxes........................................   $ 16,822    $(4,188)     $     --       $ 12,634
                                                  ========    =======      ========       ========
Non-cash items:
  Depreciation and amortization of premises and
    equipment..................................   $  1,003    $   327      $     --       $  1,330
  Amortization of goodwill.....................         --        268            --            268
Total assets...................................    642,406     56,169       (58,719)       639,856
Expenditures for additions to premises and
  equipment....................................      3,307        105            --          3,412

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

16. SEGMENT REPORTING (CONCLUDED)

                                                                         1998
                                                  ---------------------------------------------------
                                                  COMMERCIAL              INTERSEGMENT   CONSOLIDATED
                                                   BANKING     LEASING    ELIMINATION       TOTAL
                                                  ----------   --------   ------------   ------------
                                                                    (IN THOUSANDS)
Interest income.................................   $ 43,451    $    847     $   (530)      $ 43,768
Interest expense................................     20,458         530         (530)        20,458
                                                   --------    --------     --------       --------
Net interest income.............................     22,993         317           --         23,310
Provision for loan and lease losses.............        578         512           --          1,090
                                                   --------    --------     --------       --------
Net interest income, after provision for loan
  and lease losses..............................     22,415        (195)          --         22,220
Gain on sale of loans and leases................         --         875           --            875
Other income....................................        531         640         (145)         1,026
Operating expenses..............................     10,213       4,177         (145)        14,245
                                                   --------    --------     --------       --------
Income (loss) before provision for income
  taxes.........................................   $ 12,733    $ (2,857)    $     --       $  9,876
                                                   ========    ========     ========       ========
Non-cash items:
  Depreciation and amortization of premises and
    equipment...................................   $    715    $    125     $     --       $    840
  Amortization of goodwill......................         --         179           --            179
Total assets....................................    471,519      18,454      (17,199)       472,774
Expenditures for additions to premises and
  equipment.....................................      8,287       1,243           --          9,530

                     CAPITAL CROSSING BANK AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

                     YEARS ENDED DECEMBER 31, 2000 AND 1999

17. QUARTERLY DATA (UNAUDITED)

                                                              YEARS ENDED DECEMBER 31,
                                -------------------------------------------------------------------------------------
                                                  2000                                        1999
                                -----------------------------------------   -----------------------------------------
                                 FOURTH     THIRD      SECOND     FIRST      FOURTH     THIRD      SECOND     FIRST
                                QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                --------   --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest and dividend
  income......................  $22,627    $19,393    $18,311    $18,171    $17,359    $15,407    $13,246    $12,866
Interest expense..............   10,344     10,292      9,357      8,139      6,904      5,592      5,227      5,460
                                -------    -------    -------    -------    -------    -------    -------    -------
Net interest income...........   12,283      9,101      8,954     10,032     10,455      9,815      8,019      7,406
Provision for loan and lease
  losses......................      342        459        394        392        591        550        800        437
                                -------    -------    -------    -------    -------    -------    -------    -------
Net interest income, after
  provision for loan and lease
  losses......................   11,941      8,642      8,560      9,640      9,864      9,265      7,219      6,969
Other income..................      294        726      1,820        971        370        981        758        376
Operating expenses(1).........    6,799      6,596      6,149      5,777      6,473      6,891      5,455      4,349
                                -------    -------    -------    -------    -------    -------    -------    -------
Income before provision for
  income taxes and dividends
  on REIT preferred stock, net
  of taxes....................    5,436      2,772      4,231      4,834      3,761      3,355      2,522      2,996

Provision for income taxes....    1,995        997      1,568      1,766      1,382      1,228        939      1,070

Dividends on REIT preferred
  stock, net of taxes.........      225        226        227        226        226        228        227        145
                                -------    -------    -------    -------    -------    -------    -------    -------
Net income....................    3,216      1,549      2,436      2,842      2,153      1,899      1,356      1,781
Dividends on Capital Crossing
  preferred stock.............       --         --         --         --         --         --          4         27
                                -------    -------    -------    -------    -------    -------    -------    -------
Net income available to common
  stockholders................  $ 3,216    $ 1,549    $ 2,436    $ 2,842    $ 2,153    $ 1,899    $ 1,352    $ 1,754
                                =======    =======    =======    =======    =======    =======    =======    =======
Earnings per share:
  Basic.......................  $  0.69    $  0.29    $  0.41    $  0.48    $  0.36    $  0.37    $  0.32    $  0.42
                                =======    =======    =======    =======    =======    =======    =======    =======
  Diluted.....................  $  0.67    $  0.28    $  0.40    $  0.46    $  0.35    $  0.34    $  0.30    $  0.40
                                =======    =======    =======    =======    =======    =======    =======    =======

Notes:

(1) The increases in the third and fourth quarters of 1999 include the impact of technology-related expenses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

                                    PART III

    The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Capital Crossing's Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2001 and filed with the Federal Deposit Insurance Corporation.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K:

(a) Contents:

    (1) Financial Statements: All Consolidated Financial Statements are included as Part II, Item 8 of this Report.

    (2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K:

    None filed during the fourth quarter of 2000.

(c) Exhibits:

    (3) Articles of Incorporation and Bylaws

       (a) Amended and Restated Articles of Incorporation, as amended, of Capital Crossing (Incorporated by reference to Capital Crossing's Quarterly Report on Form 10-Q filed with the FDIC on November 13,
           1999).

       (b) Amended and Restated Bylaws, as amended, of Capital Crossing (Incorporated by reference to Capital Crossing's Quarterly Report on Form 10-Q filed with the FDIC on November 13, 1999).

    (4) Instruments Defining the Rights of Security Holders

       (a) Amended and Restated Articles of Incorporation, as amended, of Capital Crossing (Incorporated by reference to Capital Crossing's Quarterly Report on Form 10-Q filed with the FDIC on November 13,
           1999).

       (b) Amended and Restated Bylaws, as amended, of Capital Crossing (Incorporated by reference to Capital Crossing's Quarterly Report on Form 10-Q filed with the FDIC on November 13, 1999).

       (c) Specimen Stock Certificate of Capital Crossing for its Common Stock, $1.00 par value per share (Incorporated by reference to Capital Crossing's Annual Report on Form 10-K filed with the FDIC on or about March 30, 1999).

       (d) Shareholder Rights Agreement, dated April 15, 1996, by and between Capital Crossing and Registrar and Transfer Company (Incorporated by reference to Capital Crossing's Registration Statement on Form F-10 filed with the FDIC on April 15, 1996).

   (10) Material Contracts

       (a) Stock Option Agreements

            (i) Stock Option Agreement, dated January 13, 1988, as amended
                March 29, 1996 by and between Capital Crossing and Nicholas W. Lazares (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1/A (Post-effective Amendment No. 2) filed with the FDIC on April 17, 1996).

            (ii) Stock Option Agreement, dated January 13, 1988, as amended
                 March 29, 1996 by and between Capital Crossing and Richard Wayne (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1/A (Post-effective Amendment No. 2) filed with the FDIC on April 17, 1996).

           (iii) Stock Option Agreement, dated January 13, 1988, as amended March 29, 1996 by and between Capital Crossing and John J. McGeehan (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1/A (Post-effective Amendment No. 2) filed with the FDIC on April 17, 1996).

            (iv) Stock Option Agreement, dated January 13, 1988, as amended
                 March 29, 1996 by and between Capital Crossing and Leon Okurowski (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1/A (Post-effective Amendment No. 2) filed with the FDIC on April 17, 1996).

            (v) Stock Option Agreement, dated January 13, 1988, as amended
                March 29, 1996 by and between Capital Crossing and Willard L. Umphrey (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1/A (Post-effective Amendment No. 2) filed with the FDIC on April 17, 1996).

            (vi) Stock Option Agreement, dated December 22, 1994, as amended
                 August 22, 1996 by and between Capital Crossing and Nicholas W. Lazares (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

           (vii) Stock Option Agreement, dated December 22, 1994, as amended August 22, 1996 by and between Capital Crossing and Richard Wayne (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

          (viii) Nonqualified Stock Option Agreement dated August 22, 1996 by and between Capital Crossing and John L. Champion (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

            (ix) Nonqualified Stock Option Agreement dated August 22, 1996 by and between Capital Crossing and Demetrios J. Kyrois (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

            (x) Nonqualified Stock Option Agreement dated August 22, 1996 by and between Capital Crossing and W. Kenneth Weidman, Jr. (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

            (xi) 1998 Stock Option and Incentive Plan (Incorporated by reference to Capital Crossing's Annual Report on Form 10-K filed with the FDIC on March 30, 1999).

           (xii) Form of Option Agreement for the 1998 Stock Option and Incentive Plan (Incorporated by reference to Capital Crossing's Annual Report on Form 10-K filed with the FDIC on March 30,
                 1999).

       (b) Employment Agreements

            (i) Form of Third Amendment to Employment Agreement and Bonus Plan
                by and between Capital Crossing and each of Nicholas W. Lazares and Richard Wayne (filed herewith).

            (ii) Severance and Settlement Agreement and Release, dated
                 December 31, 1996, as amended January 23, 1997, by and between Capital Crossing and Arthur M. Santos (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

       (c) Executive Supplemental Benefit Agreements

            (i) Split-Dollar Life Agreement dated August 15, 1995 by and between
                Nicholas W. Lazares and Capital Crossing (Incorporated by reference to Capital Crossing's Registration Statement on
                Form F-1 filed with the FDIC on March 19, 1996).

            (ii) Split-Dollar Life Agreement dated August 15, 1995 by and between Richard Wayne and Capital Crossing (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1 filed with the FDIC on March 19, 1996).

           (iii) Form of Split-Dollar Agreement used in connection with split-dollar life insurance policies awarded to Demetrios J. Kyrios on February 1, 1997 and to each of Demetrios J. Kyrios, John L. Champion, Edward F. Mehm and Bradley M. Shron on December 17, 1998 (Incorporated by reference to Capital Crossing's Annual Report on Form 10-K filed with the FDIC on or about March 30, 2001).

            (iv) Form of Split-dollar Agreement used in connection with split-dollar life insurance policies awarded to each of Nicholas W. Lazares and Richard Wayne on December 21, 2000 (filed herewith).

       (d) Amended and Restated Service Agreement by and among Capital Crossing, Atlantic Holdings Limited Partnership and AB&T, Inc., dated
           September 1, 1993 (Incorporated by reference to Capital Crossing's Registration Statement on Form F-1 filed with the FDIC on March 19,
           1996).

       (e) Underwriting Agreement dated April 15, 1996 by and between Capital Crossing and Friedman, Billings & Ramsey & Co., Inc. (Incorporated by reference to Capital Crossing's Annual Report on Form F-2 filed with the FDIC on March 18, 1997).

       (f) Underwriting Agreement dated July 29, 1999 by and between Capital Crossing and Friedman, Billings & Ramsey & Co., Inc. and Janney Montgomery Scott Inc. (Incorporated by reference to Capital Crossing's Quarterly Report on Form 10-Q filed with the FDIC on August 14, 1999).

(11) Statement Regarding Computation of Per Share Earnings. Such computation can be readily determined from the material contained in this Annual Report on Form 10-K.

(12) Statement Regarding Computation of Ratios. Because the Bank does not have any debt securities registered under Section 12 of the Act, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

(13) Annual Report to Security Holders. The Capital Crossing 2000 Annual Report is furnished only for the information of the FDIC and is not deemed to be filed herewith.

(21) Subsidiaries of the Bank: Dolphin Capital Corp. (Massachusetts), Capital Crossing Preferred Corporation (Massachusetts), CAPX Realty LLC (Delaware), 525 E. Bonanza Rd. (Delaware) and Capital Crossing Securities Corporation (Massachusetts).

                                   SIGNATURES

    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Capital Crossing has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       CAPITAL CROSSING BANK

                                                       By:           /s/ NICHOLAS W. LAZARES
                                                            -----------------------------------------
                                                                       Nicholas W. Lazares
                                                             CHAIRMAN, CO-CHIEF EXECUTIVE OFFICER AND
                                                                             DIRECTOR

                                                       By:              /s/ RICHARD WAYNE
                                                            -----------------------------------------
                                                                          Richard Wayne
                                                            PRESIDENT, CO-CHIEF EXECUTIVE OFFICER AND
                                                                             DIRECTOR

Date: March 13, 2001

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
               /s/ NICHOLAS W. LAZARES                 Chairman, Co-Chief
     -------------------------------------------         Executive Officer and        March 13, 2001
                 Nicholas W. Lazares                     Director

                  /s/ RICHARD WAYNE                    President, Co-Chief
     -------------------------------------------         Executive Officer and        March 13, 2001
                    Richard Wayne                        Director

                /s/ JOHN L. CHAMPION                   Executive Vice President
     -------------------------------------------         and Chief Financial          March 13, 2001
                  John L. Champion                       Officer

                 /s/ NANCY E. COYLE
     -------------------------------------------       Senior Vice President and      March 13, 2001
                   Nancy E. Coyle                        Controller

                 /s/ GEORGIA MURRAY
     -------------------------------------------       Director                       March 13, 2001
                   Georgia Murray

                /s/ MARK J. PANARESE
     -------------------------------------------       Director                       March 13, 2001
                  Mark J. Panarese

                /s/ ANTHONY L. RODES
     -------------------------------------------       Director                       March 13, 2001
                  Anthony L. Rodes

                  /s/ ALAN R. STONE
     -------------------------------------------       Director                       March 13, 2001
                    Alan R. Stone

                 /s/ LOUIS N. VINIOS
     -------------------------------------------       Director                       March 13, 2001
                   Louis N. Vinios

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION                           PAGE NO.
---------------------   ------------------------------------------------------------  --------
             10(b)(i)   Form of Third Amendment to Employment Agreement and Bonus
                          Plan by
                          and between Capital Crossing Bank and each of Nicholas W.
                          Lazares and
                          Richard Wayne.............................................     95

            10(c)(iv)   Form of Split-dollar Agreement used in connection with
                          split-dollar life insurance policies awarded to each of
                          Nicholas W. Lazares and Richard Wayne on December 21,
                          2000......................................................    105

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                         PAGE
                                       --------
Prospectus Summary...................       1
Risk Factors.........................       9
Background, Corporate Structure and
  Benefits to Capital Crossing
  Bank...............................      18
Use of Proceeds......................      20
Dividend Policy......................      20
Capitalization.......................      21
Business.............................      22
Selected Financial Data..............      37
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      38
Security Ownership of Certain
  Beneficial Owners and Management...      43
Description of the Series C Preferred
  Shares.............................      47
Information Regarding Capital
  Crossing Bank......................      69
Underwriting.........................      79
Independent Auditors.................      80
Index to Financial Statements........     F-1
Annex I--Offering Circular for Series
  D Capital Crossing Bank Preferred
  Shares.............................    OC-1

                              Ferris, Baker Watts
                                  Incorporated

                                1,500,000 SHARES

             % NON-CUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES C

                              P R O S P E C T U S

                                          , 2001

                                  ADVEST, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    All expenses other than the registration fee, the NASD fee and the Nasdaq listing fee are estimated.

Registration Fee............................................  $  4,313
NASD Fee....................................................         *
Nasdaq Listing Fee..........................................         *
Printing Expenses...........................................   200,000
Legal Fees and Expenses.....................................   300,000
Accounting Fees and Expenses................................    40,000
Blue Sky Fees and Expenses..................................     5,000
Miscellaneous...............................................         *
                                                              --------
Total.......................................................         *
                                                              ========

------------------------

*   To be completed by amendment

ITEM 32. SALES TO SPECIAL PARTIES.

    None.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Capital Crossing Preferred Corporation is a Massachusetts corporation.
Section 13 of the Massachusetts Business Corporation Law (the "MBCL") enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Sections 61 and 62 of the MBCL (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (4) for any transaction from which a director derived an improper personal benefit.

    Section 67 of the MBCL provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, by-laws adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

    The restated articles of organization of Capital Crossing Preferred Corporation provide for indemnification of the officers and directors of Capital Crossing Preferred Corporation to the full extent permitted by applicable law.

    Capital Crossing Preferred Corporation and its directors and officers are currently covered by liability insurance.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

    Not applicable.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Financial Statements

    See page F-1 of the prospectus for a list of the financial statements included as part of the prospectus.

    (b) Exhibits

EXHIBIT NO.             DESCRIPTION
-----------             -----------
            +1          Form of Underwriting Agreement between Capital Crossing
                        Preferred Corporation, Capital Crossing Bank and the
                        underwriters

             3.1        Restated Articles of Organization of Capital Crossing
                        Preferred Corporation (Incorporated by reference to
                        Exhibit 3.1 of Atlantic Preferred Capital Corporation's
                        Annual Report on Form 10-K filed March 31, 1999 (Commission
                        File No. 000-25193)).

            +3.2        Form of Restated Articles of Organization of Capital
                        Crossing Preferred Corporation

             3.3        Amended and Restated By-laws of Capital Crossing Preferred
                        Corporation (Incorporated by reference to Exhibit 3.2 of
                        Atlantic Preferred Capital Corporation's Annual Report on
                        Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 (Commission File No. 000-25193)).

            +4          Specimen of certificate representing Series C Preferred
                        Shares

            +5          Opinion of Goodwin Procter LLP, counsel to Capital Crossing
                        Preferred, relating to Series C Preferred Shares

            +8          Opinion of Goodwin Procter LLP, counsel to Capital Crossing
                        Preferred, relating to certain tax matters

            10.1        Master Mortgage Loan Purchase Agreement between Capital
                        Crossing Preferred and Capital Crossing Bank (Incorporated by reference to Atlantic Preferred Capital Corporation's registration statement on Form S-11 (No. 333-66677), filed
                        November 3, 1998, as amended).

            10.2        Master Service Agreement between Capital Crossing Preferred and Capital Crossing Bank (Incorporated by reference to
                        Atlantic Preferred Capital Corporation's registration
                        statement on Form S-11 (No. 333-66677), filed November 3,
                        1998, as amended).

            10.3        Advisory Agreement between Capital Crossing Preferred and
                        Capital Crossing Bank (Incorporated by reference to Atlantic
                        Preferred Capital Corporation's registration statement on
                        Form S-11 (No. 333-66677), filed November 3, 1998, as
                        amended).

EXHIBIT NO.             DESCRIPTION
-----------             -----------
            10.4        Form of Letter Agreement between Capital Crossing Preferred and Capital Crossing Bank regarding issuance of Capital
                        Crossing Bank Preferred Shares (Incorporated by reference to
                        Atlantic Preferred Capital Corporation's registration
                        statement on Form S-11 (No. 333-66677), filed November 3,
                        1998, as amended).

           +12.1        Statement regarding computation of ratios

           *23.1        Consent of Wolf & Company, P.C.

           *23.2        Consent of KPMG LLP

            23.3        Consent of Goodwin Procter LLP (included in Exhibits 5 and
                        8)

            24.1        Powers of Attorney (included on signature page)

------------------------

*   Filed herewith.

+   To be filed by amendment.

ITEM 37. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 34 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the 14th day of March 2001.

                                                       CAPITAL CROSSING PREFERRED CORPORATION

                                                       By:  /s/ RICHARD WAYNE, PRESIDENT
                                                            -----------------------------------------
                                                            Richard Wayne, President

                               POWER OF ATTORNEY

    KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Richard Wayne and Nicholas W. Lazares such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

NAME                                                                       TITLE
----                                                                       -----
                  /s/ RICHARD WAYNE                    President and Director (Principal Executive
     -------------------------------------------         Officer)
                    Richard Wayne

                /s/ JOHN L. CHAMPION                   Vice President, Treasurer and Director
     -------------------------------------------         (Principal Financial and Accounting Officer)
                  John L. Champion

               /s/ NICHOLAS W. LAZARES                 Director
     -------------------------------------------
                 Nicholas W. Lazares

                  /s/ JEFFREY ROSS                     Director
     -------------------------------------------
                    Jeffrey Ross

              /s/ MICHAEL J. FOX, M.D.                 Director
     -------------------------------------------
                Michael J. Fox, M.D.

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
            +1          Form of Underwriting Agreement between Capital Crossing
                        Preferred Corporation, Capital Crossing Bank and the
                        underwriters

             3.1        Restated Articles of Organization of Capital Crossing
                        Preferred Corporation (Incorporated by reference to
                        Exhibit 3.1 of Atlantic Preferred Capital Corporation's
                        Annual Report on Form 10-K filed March 31, 1999 (Commission
                        File No. 000-25193)).

            +3.2        Form of Restated Articles of Organization of Capital
                        Crossing Preferred Corporation

             3.3        Amended and Restated By-laws of Capital Crossing Preferred
                        Corporation (Incorporated by reference to Exhibit 3.2 of
                        Atlantic Preferred Capital Corporation's Annual Report on
                        Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 (Commission File No. 000-25193)).

            +4          Specimen of certificate representing Series C Preferred
                        Shares

            +5          Opinion of Goodwin Procter LLP, counsel to Capital Crossing
                        Preferred, relating to Series C Preferred Shares

            +8          Opinion of Goodwin Procter LLP, counsel to Capital Crossing
                        Preferred, relating to certain tax matters

            10.1        Master Mortgage Loan Purchase Agreement between Capital
                        Crossing Preferred and Capital Crossing Bank (Incorporated by reference to Atlantic Preferred Capital Corporation's registration statement on Form S-11 (No. 333-66677), filed
                        November 3, 1998, as amended).

            10.2        Master Service Agreement between Capital Crossing Preferred and Capital Crossing Bank (Incorporated by reference to
                        Atlantic Preferred Capital Corporation's registration
                        statement on Form S-11 (No. 333-66677), filed November 3,
                        1998, as amended).

            10.3        Advisory Agreement between Capital Crossing Preferred and
                        Capital Crossing Bank (Incorporated by reference to Atlantic
                        Preferred Capital Corporation's registration statement on
                        Form S-11 (No. 333-66677), filed November 3, 1998, as
                        amended).

            10.4        Form of Letter Agreement between Capital Crossing Preferred and Capital Crossing Bank regarding issuance of Capital
                        Crossing Bank Preferred Shares (Incorporated by reference to
                        Atlantic Preferred Capital Corporation's registration
                        statement on Form S-11 (No. 333-66677), filed November 3,
                        1998, as amended).

           +12.1        Statement regarding computation of ratios

           *23.1        Consent of Wolf & Company, P.C.

           *23.2        Consent of KPMG LLP

            23.3        Consent of Goodwin Procter LLP (included in Exhibits 5 and
                        8)

            24.1        Powers of Attorney (included on signature page)

------------------------

*   Filed herewith.

+   To be filed by amendment.